

13003082



SEC Mail Processing Section
RECEIVED
DEC 18 2013
Washington DC
193

2013 ANNUAL REPORT



Financial highlights





Millions of dollars, except per share	2013	2012	Change
FOR THE YEAR			
Sales	**$10,180**	$9,612	6%
Operating income [(A)]	**1,566**	1,534	2%
Net income from continuing operations attributable to Air Products [(A)]	**1,169**	1,159	1%
Capital expenditures [(A)]	**1,997**	2,778	(28%)
Return on capital employed (ROCE) [(A)]	**10.1%**	11.5%	(140 bp)
Return on average Air Products shareholders' equity [(A)(B)]	**17.9%**	18.7%	(80 bp)
Operating margin [(A)]	**15.4%**	16.0%	(60 bp)
PER SHARE DOLLARS			
Diluted earnings [(A)]	**5.50**	5.40	2%
Dividends	**2.77**	2.50	11%
Book value	**33.35**	30.48	9%
AT YEAR END			
Air Products shareholders' equity	**$ 7,042**	$6,477	
Shares outstanding (in millions)	**211**	212	
Shareholders	**7,000**	7,500	
Employees [(C)]	**21,600**	21,300	

(A) Amounts are non-GAAP measures. See pages IV and V for reconciliation to GAAP results.
(B) Calculated using income from continuing operations attributable to Air Products and five-quarter average Air Products shareholders' equity.
(C) Includes full- and part-time employees from continuing and discontinued operations.

On the cover



Air Products' drivers are among the safest in the industry. They make a personal commitment to go safely, "one mile at a time." Last year, they journeyed over 100 million miles serving customers around the world.



Our businesses

Merchant Gases – 2013 consolidated sales: $4.2 billion

The Merchant Gases division supplies oxygen, nitrogen, argon, carbon dioxide, helium and hydrogen, and select medical and specialty gases to industrial and medical customers. For larger customers, Air Products' proprietary cryogenic and noncryogenic on-site gas generation devices economically meet varying purity, pressure, and flow rate requirements. Most products are delivered via bulk supply, by tanker or tube trailer, in liquid or gaseous form. For smaller volumes, Air Products offers the CryoEase® Microbulk service, where a tank is filled at the customer's site or can be supplied as packaged gases in cylinders and dewars. Air Products works closely with customers to understand their gas application needs in selecting the optimal supply solution.

Applications: glassmaking, steel, nonferrous, oil field services, pulp and paper, water systems, metal manufacturing, chemical processing, rubber and plastics, packaging, food and beverage, healthcare, research and analytical, aerospace, and electronics.



Air Products' specially designed CryoEase Microbulk trucks enable gas delivery to less accessible locations for small volume users.

Tonnage Gases, Equipment and Energy – 2013 consolidated sales: $3.8 billion

Tonnage Gases supplies large volume or "tonnage" quantities of industrial gases, including hydrogen, synthesis gas, carbon monoxide, oxygen and nitrogen. Air Products either constructs a gas plant on-site or near a customer's facility or delivers product through a pipeline from a nearby location. Air Products has the technology, experience, and resources to design, engineer, construct, and operate a cost-effective gas supply system for specific applications. In the Equipment and Energy segment, the Company designs and manufactures cryogenic and gas processing equipment for air separation, hydrocarbon recovery and purification, and natural gas liquefaction (LNG).

Applications: petroleum refining, chemical and petrochemical manufacturing, oil and gas recovery and processing, coal gasification, iron and steel production, power generation, transportation, material handling.



An Air Products LNG heat exchanger is loaded aboard a ship for transport to a global customer. A majority of the world's LNG is produced with Air Products' technology.

Electronics and Performance Materials – 2013 consolidated sales: $2.2 billion

Air Products' Electronics Division is a leading global supplier with over 40 years of experience, offering high-purity gases and materials, and delivery systems to power the digital world. Air Products developed a winning portfolio of high-purity, process gases (critical for core applications) and advanced materials for innovative applications. The Performance Materials Division combines and applies several areas of expertise. Knowledge in chemical synthesis, analytical technology, process engineering, and surface science offers material solutions for a broad range of industries. Expertise in surface chemistry is being put to work to develop better-performing products and eco-friendly formulations.

Applications: silicon and compound semiconductors (ICs), thin-film transistors, liquid crystal displays (TFT-LCDs), light-emitting diodes (LEDs), coatings, inks, adhesives, civil engineering, personal care, institutional and industrial cleaning, mining, oil field, and polyurethane production.



Air Products' knowledge in chemistry, materials integration, and delivery systems helps customers reach their technology and performance targets faster.

Dear Shareholder,

Fiscal 2013 was a solid year for Air Products. We focused and delivered on many of our key priorities—cost reduction, productivity improvements, disciplined project execution, and portfolio management—while at the same time navigating the economic headwinds that continue to challenge many businesses. Our volumes improved and our productivity initiatives more than offset inflation, which allowed us to reinvest in the business and return capital to our shareholders.

Delivering shareholder returns and solid results

For the year, we generated Total Shareholder Return of 33 percent—well above the S&P 500 TSR of 16 percent. We increased our quarterly dividend by 11 percent, proudly marking the 31st consecutive year of dividend increases. We also repurchased 5.7 million of our shares outstanding during the year. Combining dividends and share buybacks, Air Products returned over $1 billion to shareholders in 2013.

We also increased revenues by six percent, with underlying volumes up one percent. Operating income and earnings per share grew two percent. The management team remained focused on what we could control and on making structural improvements and taking portfolio actions that position Air Products well for long-term earnings growth as the economy rebounds.

Executing on our robust backlog

We continued to win profitable new business and are proud to have built a best-in-class investment backlog of $3.5 billion, which will continue to support our growth long into the future. Implementation of these projects remains second to none, and we continue to execute against safety, on time, on budget, and at returns that are well above our cost of capital.

In 2013, we brought onstream more than a dozen major new projects, including hydrogen plants and air separation plants in the United States, Europe, and China. These investments are backed by long-term, take-or-pay contracts that will drive consistent cash flow and earnings growth in the future. And we successfully integrated the Indura acquisition in South America, strengthening our position in this attractive market.

Notable developments that illustrate our innovation include:

- **Second-largest ASU on-site order ever awarded to Air Products:** In February, we announced that we will supply Shanxi Lu'An Mining's coal gasification facility in Shanxi Province, China. We will build, own, and operate four ASUs producing oxygen, nitrogen, compressed air, and steam. We are excited about the growth prospects in the coal gasification market.
- **Expanding in India:** Our proven on-site model will be seen in India for the first time, as we announced that we will build, own, and operate our first hydrogen and steam production facility for Bharat Petroleum.
- **Liquefaction technology:** In April, we announced an order in North America for our liquefaction technology, for Dominion's Cove Point liquefied natural gas (LNG) import facility in Lusby, Maryland. We have shipped more than 100 LNG heat exchangers worldwide, utilizing our proprietary LNG process technology and equipment.
- **Tees Valley in the United Kingdom:** Our spirit of innovation, coupled with our proven expertise in operating complex process plants, will drive our investment in a second energy-from-waste facility adjacent to our existing project. The first plant is on schedule to begin commissioning in late 2014. Once up and running, the plants will offer clean power, divert up to 700,000 metric tons of nonrecyclable waste from landfills annually, and power up to 100,000 homes. Just as importantly, they are set to generate good, consistent returns for our shareholders.

Taking disciplined actions to improve our portfolio and productivity

We continue to make significant progress with our portfolio and productivity actions and expect to reduce costs by a further $75 million through product exits, asset rationalizations, and organizational improvements. These actions are focused on strengthening our Electronics business and our global operations function while further optimizing our European cost structure.

Meanwhile, we remain on track to exit our Polyurethane Intermediates business in 2014.

Meeting our financial commitments in 2014

Our key business units remain strong and well positioned for the future. In 2014, Merchant Gases will continue its primary focus of loading our existing assets with profitable new business. Tonnage Gases will continue to bring new projects onstream, on time and on budget, while optimizing our plant performance. In Electronics and Performance Materials, the focus remains on serving our customers, providing profitable offerings, and taking advantage of asset and portfolio streamlining actions that drive efficiency and boost productivity.

Overall, we will focus on maximizing pricing to recover cost increases, delivering the benefits from cost reduction and restructuring actions that we are taking and looking at every opportunity to drive down operating costs and improve productivity.

Looking forward

This will be my last time writing to you before I retire in 2014. One of the most gratifying things for me is to know that I will be handing over to a new CEO a company that has established leadership positions in excellent growth markets. Our strategy of focusing on energy, environment, and emerging markets is serving us incredibly well. Our ability to deliver on these with confidence is founded on our experienced senior leadership team.

The appointment of three new board members will also provide additional perspective and benefit for the future direction of the Company. I would like to personally thank our retiring directors for their unwavering support of Air Products and its shareholders.



Chairman and CEO John McGlade.

Having spent 38 years with Air Products, what I can say with the utmost confidence is that while individuals may come and go, the values that drive an organization can and do remain deep-rooted. Those values define who we are and distinguish us from other organizations.

I cannot speak highly enough of the employees at our company. I am immensely proud to be part of this great group of people. They know what needs to be done, and I am confident that they will continue to work hard to deliver for you, our shareholders, for many years to come.

Very truly yours,

John E. McGlade
Chairman, President and Chief Executive Officer

Non-GAAP measures

(Millions of dollars, except per share)

The Financial Highlights and Letter to Shareholders contain non-GAAP measures. These measures adjust results to exclude the effect of several items that are detailed in the Notes to the consolidated financial statements. The presentation of non-GAAP measures is intended to enhance the usefulness of financial information by providing measures which our management uses internally to evaluate our baseline performance on a comparable basis. Presented below are reconciliations of the reported GAAP results to non-GAAP measures.

Consolidated results	Continuing Operations			
	Operating Income	Operating Margin	Income	Diluted EPS
2013 GAAP	**$1,324.4**	**13.0%**	**$1,004.2**	**$4.73**
2012 GAAP	1,282.4	13.3%	999.2	4.66
Change GAAP	3%	(30 bp)	1%	2%
2013 GAAP	**$1,324.4**	**13.0%**	**$1,004.2**	**$4.73**
Business restructuring and cost reduction plans	**231.6**	**2.3%**	**157.9**	**.74**
Advisory costs	**10.1**	**.1%**	**6.4**	**.03**
2013 Non-GAAP Measure	**$1,566.1**	**15.4%**	**$1,168.5**	**$5.50**
2012 GAAP	$1,282.4	13.3%	$ 999.2	$4.66
Business restructuring and cost reduction plans	327.4	3.5%	222.4	1.03
Customer bankruptcy	9.8	.1%	6.1	.03
Gain on previously held equity interest	(85.9)	(.9)%	(54.6)	(.25)
Q1 Spanish tax settlement	—	—	43.8	.20
Q2 Spanish tax ruling	—	—	(58.3)	(.27)
2012 Non-GAAP Measure	$1,533.7	16.0%	$1,158.6	$5.40
Change Non-GAAP Measure	2%	(60 bp)	1%	2%

Return on Air Products shareholders' equity

Return on Air Products shareholders' equity is calculated as net income divided by five-quarter average Air Products shareholders' equity. On a non-GAAP basis, net income has been adjusted for the impact of the disclosed items detailed below.

	2013	2012	2011
Five-quarter average Air Products shareholders' equity	**$6,545.0**	$6,191.7	$5,842.0
Income from continuing operations – GAAP	**1,004.2**	999.2	1,134.3
Business restructuring and cost reductions plans	**157.9**	222.4	
Customer bankruptcy		6.1	
Gain on previously held equity interest		(54.6)	
Q1 Spanish tax settlement		43.8	
Q2 Spanish tax ruling		58.3	
Net loss on Airgas transaction			31.6
Advisory costs	**6.4**		
Income from Continuing Operations – Non-GAAP	**$1,168.5**	$1,158.6	$1,165.9
Return on Air Products Shareholders' Equity – GAAP	**15.3%**	16.1%	19.4%
Return on Air Products Shareholders' Equity – Non-GAAP	**17.9%**	18.7%	20.0%

Return on capital employed (ROCE)

ROCE is calculated as earnings after-tax divided by five-quarter average total capital. Earnings after-tax is defined as operating income and equity affiliates' income, after tax, at our quarterly effective tax rate. On a non-GAAP basis, operating income and taxes have been adjusted for the impact of the disclosed items detailed below. Total capital consists of total debt and total equity.

	2013	2012
Earnings before-tax GAAP	**$ 1,492.2**	$ 1,436.2
Business restructuring and cost reduction plan	**231.6**	327.4
Customer bankruptcy		9.8
Gain on previously held equity interest		(85.9)
Advisory costs	**10.1**	
Earnings Before-Tax Non-GAAP	**$ 1,733.9**	$ 1,687.5
Non-GAAP tax adjustment	**419.7**	408.9
Earnings After-Tax Non-GAAP	**$ 1,314.2**	$ 1,278.6

	2013	2012	Basis Point Change
Earnings after-tax GAAP	**$ 1,153.4**	$ 1,126.7	
Five-quarter average total capital	**13,024.9**	11,098.1	
ROCE GAAP	**8.9%**	10.2%	(130)

	2013	2012	Basis Point Change
Earnings after-tax non-GAAP	**$ 1,314.2**	$ 1,278.6	
Five-quarter average total capital	**13,024.9**	$11,098.1	
ROCE Non-GAAP	**10.1%**	11.5%	(140)

Capital expenditures

We utilize a non-GAAP measure in the computation of capital expenditures and include spending associated with facilities accounted for as capital leases and purchases of noncontrolling interests. Certain contracts associated with facilities that are built to provide product to a specific customer are required to be accounted for as leases, and such spending is reflected as a use of cash within cash provided by operating activities. Additionally, the purchase of noncontrolling interests in a subsidiary is accounted for as an equity transaction and will be reflected as a financing activity in the consolidated statement of cash flows.

	2013	2012	Change
Capital expenditures – GAAP measure	**$ 1,747.8**	$2,559.8	(32)%
Capital lease expenditures	**234.9**	212.2	
Noncurrent liability related to purchase of shares from noncontrolling interests	**14.0**	6.3	
Capital Expenditures – Non-GAAP Measure	**$1,996.7**	$2,778.3	(28)%

	2014 Forecast
Capital expenditures – GAAP measure	$1,800–$1,900
Capital lease expenditures	100–200
Capital Expenditures – non-GAAP basis	$1,900–$2,100
Change GAAP	3%–9%
Change non-GAAP	(5)%–5%

Board of Directors



John E. McGlade
Chairman, President and Chief Executive Officer of Air Products.
Director since 2007.



Michael J. Donahue
Former Group Executive Vice President and Chief Operating Officer of BearingPoint, Inc.
Director since 2001.



David H. Y. Ho
Chairman and Founder of Kiina Investment.
Director since 2013.



Mario L. Baeza
Founder and Controlling Shareholder of Baeza & Co. and Founder and Executive Chairman of V-Me Media, Inc.
Director since 1999.



Ursula O. Fairbairn
President and Chief Executive Officer of Fairbairn Group, LLC.
Director since 1998.



Margaret G. McGlynn
President and Chief Executive Officer of International AIDS Vaccine Initiative.
Director since 2005.



Susan K. Carter
Executive Vice President and Chief Financial Officer of KBR, Inc.
Director since 2011.



W. Douglas Ford
Former Chief Executive, Refining and Marketing, of BP Amoco plc.
Director since 2003.



Edward L. Monser
President and Chief Operating Officer of Emerson Electric Co.
Director since 2013.



William L. Davis, III
Former Chairman, President and Chief Executive Officer of RR Donnelley & Sons Company.
Director since 2005.



Seifi Ghasemi
Chairman and Chief Executive Officer of Rockwood Holdings, Inc.
Director since 2013.



Matthew H. Paull
Former Senior Executive Vice President and Chief Financial Officer of McDonald's Corporation.
Director since 2013.



Chadwick C. Deaton
Chairman of Baker Hughes Inc.
Director since 2010.



Evert Henkes (Presiding Director)
Former Chief Executive Officer of Shell Chemicals Ltd.
Director since 2006.



Lawrence S. Smith
Former Chief Financial Officer of Comcast Corporation.
Director since 2004.

Corporate Executive Committee



John E. McGlade
Chairman, President and Chief Executive Officer.



Patricia A. Mattimore
Senior Vice President—Supply Chain.



John D. Stanley
Senior Vice President, General Counsel and Chief Administrative Officer.



M. Scott Crocco
Senior Vice President and Chief Financial Officer.



Guillermo Novo
Senior Vice President and General Manager—Electronics, Performance Materials, Strategy and Technology.



Stephen J. Jones
Senior Vice President and General Manager—Tonnage Gases, Equipment and Energy and China President.



Corning F. Painter
Senior Vice President and General Manager—Merchant Gases.

For more information about corporate governance practices at Air Products, visit our Governance website at www.airproducts.com/company/governance.

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 10-K

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended 30 September 2013

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the transition period from ________ to ________

Commission file number **1-4534**

AIR PRODUCTS AND CHEMICALS, INC.

7201 Hamilton Boulevard
Allentown, Pennsylvania, 18195-1501
Tel. (610) 481-4911

State of incorporation: Delaware
I.R.S. identification number: 23-1274455

Securities registered pursuant to Section 12(b) of the Act:

Title of Each Class:	Registered on:
Common Stock, par value $1.00 per share	**New York**
Preferred Stock Purchase Rights	**New York**

Securities registered pursuant to Section 12(g) of the Act: None

Indicate by check mark if the registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☒ NO ☐

Indicate by check mark if the registrant is not required to file reports pursuant to Section 13 or Section 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the registrant (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the registrant has submitted electronically and posted on its corporate Web site, if any, every Interactive Data File required to be submitted and posted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the registrant was required to submit and post such files). YES ☒ NO ☐

Indicate by check mark if disclosure of delinquent filers pursuant to Item 405 of Regulation S-K (§ 229.405) is not contained herein, and will not be contained, to the best of registrant's knowledge, in definitive proxy or information statements incorporated by reference in Part III of this Form 10-K or any amendment to this Form 10-K. ☐

Indicate by check mark whether the registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, or a smaller reporting company. See the definitions of "large accelerated filer," "accelerated filer," and "smaller reporting company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer ☒ Accelerated filer ☐ Non-accelerated filer ☐ Smaller reporting company ☐

Indicate by check mark whether the registrant is a shell company (as defined in Rule 12b-2 of the Act). YES ☐ NO ☒

The aggregate market value of the voting stock held by non-affiliates of the registrant on 31 March 2013 was approximately $18.1 billion. For purposes of the foregoing calculations all directors and/or executive officers have been deemed to be affiliates, but the registrant disclaims that any such director and/or executive officer is an affiliate.

The number of shares of common stock outstanding as of 31 October 2013 was 211,275,654.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the registrant's definitive Proxy Statement for the Annual Meeting of Shareholders to be held on 23 January 2014 are incorporated by reference into Part III.

AIR PRODUCTS AND CHEMICALS, INC.

ANNUAL REPORT ON FORM 10-K
For the fiscal year ended 30 September 2013

TABLE OF CONTENTS

ITEM 1.	BUSINESS	3
ITEM 1A.	RISK FACTORS	9
ITEM 1B.	UNRESOLVED STAFF COMMENTS	13
ITEM 2.	PROPERTIES	13
ITEM 3.	LEGAL PROCEEDINGS	14
ITEM 4.	NOT APPLICABLE	15
ITEM 5.	MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES	15
ITEM 6.	SELECTED FINANCIAL DATA	17
ITEM 7.	MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS	18
ITEM 7A.	QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK	43
ITEM 8.	FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA	45
ITEM 9.	CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE	99
ITEM 9A.	CONTROLS AND PROCEDURES	99
ITEM 9B.	OTHER INFORMATION	99
ITEM 10.	DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE	100
ITEM 11.	EXECUTIVE COMPENSATION	100
ITEM 12.	SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS	100
ITEM 13.	CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE	101
ITEM 14.	PRINCIPAL ACCOUNTANT FEES AND SERVICES	101
ITEM 15.	EXHIBITS AND FINANCIAL STATEMENT SCHEDULES	102
SIGNATURES		103

PART I

ITEM 1. BUSINESS

General Description of Business

Air Products and Chemicals, Inc. ("we," "our," "us," the "Company," "Air Products," or "registrant"), a Delaware corporation originally founded in 1940, serves energy, electronics, chemicals, metals, and manufacturing customers globally with a unique portfolio of products, services, and solutions that include atmospheric gases, process and specialty gases, performance materials, equipment, and services. The Company is the world's largest supplier of hydrogen and helium and has built leading positions in growth markets such as refinery hydrogen, semiconductor materials, natural gas liquefaction, and advanced coatings and adhesives. As used in this report, unless the context indicates otherwise, the terms "we," "our," "us," the "Company," or "registrant" include controlled subsidiaries and predecessors of Air Products and its subsidiaries.

Financial Information about Segments

The Company manages its operations, assesses performance, and reports earnings under four business segments: Merchant Gases, Tonnage Gases, Electronics and Performance Materials, and Equipment and Energy. Financial information concerning the Company's four business segments appears in Note 25, Business Segment and Geographic Information, to the consolidated financial statements, included under Item 8, herein.

Narrative Description of Business by Segments

Merchant Gases

Merchant Gases sells atmospheric gases, such as oxygen, nitrogen, and argon (primarily recovered by the cryogenic distillation of air); process gases such as hydrogen, helium (purchased or refined from crude helium), and carbon dioxide; specialty gases; temporary gas supply services; and equipment, throughout the world to customers in diversified industries, including metals, glass, electronics, chemical processing, food processing, healthcare, general manufacturing, and petroleum and natural gas industries.

Merchant Gases supplies the following types of products:

Liquid bulk—Product is delivered in bulk (in liquid or gaseous form) by tanker or tube trailer and stored, usually in its liquid state, in equipment designed and installed by the Company at the customer's site for vaporizing into a gaseous state as needed. Liquid bulk sales are typically governed by three- to five-year contracts.

Packaged gases—Small quantities of product are delivered in either cylinders or dewars. The Company operates packaged gas businesses in Europe, Asia, and Latin America. In the United States, the Company's packaged gas business sells products only for the electronics and magnetic resonance imaging (principally helium) industries.

Small on-site plants—Customers receive product through small on-sites (cryogenic or noncryogenic generators), either by a sale of gas contract or the sale of the equipment to the customer.

Electric power is the largest cost component in the production of atmospheric gases—oxygen, nitrogen, and argon. Natural gas is also an energy source at a number of the Company's Merchant Gases facilities. The Company mitigates energy and natural gas price increases through pricing formulas and surcharges. Helium is primarily produced as a by-product of natural gas production. We purchase crude helium for purification and resale. During fiscal year 2013, we experienced shortages in helium supply due to industry-wide sourcing shortfalls. No other significant difficulties were encountered in obtaining adequate supplies of energy or raw materials during the year.

Merchant Gases competes worldwide against three global industrial gas companies: L'Air Liquide S.A.; Linde AG; and Praxair, Inc.; and several regional sellers (including Airgas, Inc., primarily with respect to liquid bulk sales). Competition in industrial gases is based primarily on price, reliability of supply, and the development of industrial gas applications.

Merchant Gases sales constituted 40% of the Company's consolidated sales in fiscal year 2013, 38% in fiscal year 2012, and 38% in fiscal year 2011. Sales of atmospheric gases (oxygen, nitrogen, and argon) constituted approximately 19% of consolidated sales in fiscal year 2013, 21% in fiscal year 2012, and 21% in fiscal year 2011.

The Company owns a 67.2% controlling interest in the outstanding shares of Indura S.A., an industrial gas company in South America which produces packaged and liquid bulk gases and sells related hard goods. Indura S. A. is

accounted for as part of the Merchant Gases operating segment. The Merchant Gases segment also includes the Company's share of the results of several joint ventures accounted for by the equity method. The largest of these joint ventures operate in Mexico, Italy, South Africa, Saudi Arabia, India, and Thailand.

Tonnage Gases

Tonnage Gases provides hydrogen, carbon monoxide, nitrogen, oxygen, and syngas (a hydrogen-carbon monoxide mixture) principally to the energy production and refining, chemical, and metallurgical industries worldwide. Gases are produced at large facilities located adjacent to customers' facilities or by pipeline systems from centrally located production facilities and are generally governed by contracts with 15- to 20-year terms. The Company is the world's largest provider of hydrogen, which is used by oil refiners to facilitate the conversion of heavy crude feedstock and lower the sulfur content of gasoline and diesel fuels to reduce smog and ozone depletion. The energy production industry uses nitrogen injection for enhanced recovery of oil and natural gas and oxygen for gasification. The metallurgical industry uses nitrogen for inerting and oxygen for the manufacture of steel and certain nonferrous metals. The chemical industry uses hydrogen, oxygen, nitrogen, carbon monoxide, and syngas as feedstocks in the production of many basic chemicals. The Company delivers product through pipelines from centrally located facilities in or near the United States Gulf Coast; Los Angeles, California; Alberta, Canada; Rotterdam, the Netherlands; United Kingdom; Western Belgium; Ulsan, Korea; Nanjing, China; Tangshan, China; Kuan Yin, Taiwan; Singapore; and Camaçari, Brazil. The Company also owns less than controlling interests in pipelines located in Thailand and South Africa.

Natural gas is the principal raw material for hydrogen, carbon monoxide, and syngas production. Electric power is the largest cost component in the production of atmospheric gases. The Company mitigates energy and natural gas price increases through long-term cost pass-through contracts. During fiscal year 2013, no significant difficulties were encountered in obtaining adequate supplies of energy or raw materials.

Tonnage Gases competes against three global industrial gas companies: L'Air Liquide S.A.; Linde AG; Praxair, Inc.; and several regional competitors. Competition is based primarily on price, reliability of supply, the development of applications that use industrial gases, and, in some cases, provision of other services or products such as power and steam generation. We also have a competitive advantage in regions where we have pipeline networks, which enable us to provide a reliable and economic supply of products to customers.

Tonnage Gases sales constituted approximately 33% of the Company's consolidated sales in fiscal year 2013, 33% in fiscal year 2012, and 34% in fiscal year 2011. Tonnage Gases hydrogen and related product sales constituted approximately 21% of consolidated sales in fiscal year 2013, 19% in fiscal year 2012, and 21% in fiscal year 2011.

Electronics and Performance Materials

Electronics and Performance Materials employs applications technology to provide solutions to a broad range of global industries through chemical synthesis, analytical technology, process engineering, and surface science. This segment provides the electronics industry with specialty gases (such as nitrogen trifluoride, arsine, phosphine, white ammonia, silicon tetrafluoride, carbon tetrafluoride, hexafluoromethane, critical etch gases, and tungsten hexafluoride), tonnage gases (primarily nitrogen), chemicals mechanical planarization slurries, specialty chemicals, services, and equipment primarily for the manufacture of silicon and compound semiconductors and thin film transistor liquid crystal displays. These products are delivered through various supply chain methods, including bulk delivery systems or distribution by pipelines such as those located in California's Silicon Valley; Phoenix, Arizona; Tainan, Taiwan; Gumi and Giheung, Korea; and Tianjin China.

Electronics and Performance Materials also provides performance materials for a wide range of products, including coatings, inks, adhesives, civil engineering, personal care, institutional and industrial cleaning, mining, oil refining, and polyurethanes, and focuses on the development of new materials aimed at providing unique functionality to emerging markets. Principal performance materials include polyurethane catalysts and other additives for polyurethane foam, epoxy amine curing agents and auxiliary products for epoxy systems, specialty surfactants for formulated systems, and functional additives for industrial cleaning and mining industries.

The Electronics and Performance Materials segment uses a wide variety of raw materials, including ammonia, tungsten powder, hydrogen fluoride, amines, alcohols, epoxides, organic acids, and ketones. During fiscal year 2013, no significant difficulties were encountered in obtaining adequate supplies of energy or raw materials.

The Electronics and Performance Materials segment faces competition on a product-by-product basis against competitors ranging from niche suppliers with a single product to larger and more vertically integrated companies. Competition is principally conducted on the basis of price, quality, product performance, reliability of product supply, technical innovation, service, and global infrastructure.

Total sales from Electronics and Performance Materials constituted approximately 22% of consolidated sales in fiscal year 2013, 24% in fiscal year 2012, and 24% in fiscal year 2011.

Equipment and Energy

Equipment and Energy designs and manufactures cryogenic equipment for air separation, hydrocarbon recovery and purification, natural gas liquefaction (LNG), and helium distribution (cryogenic transportation containers), and serves energy markets in a variety of ways.

Equipment is sold globally to customers in the chemical and petrochemical manufacturing, oil and gas recovery and processing, and steel and primary metals processing industries. The segment also provides a broad range of plant design, engineering, procurement, and construction management services to its customers.

Energy markets are served through the Company's operation and partial ownership of cogeneration and flue gas desulfurization facilities. In addition, we are developing hydrogen as an energy carrier, waste-to-energy facilities to produce electricity, carbon capture technologies for a variety of industrial and power applications, and oxygen-based technologies to serve energy markets in the future. The Company operates and owns a 48.8% interest in a 112-megawatt gas-fueled power generation facility in Thailand. The Company also operates and owns a 70% interest in a flue gas desulfurization facility in Indiana.

Steel, aluminum, and capital equipment subcomponents (compressors, etc.) are the principal raw materials in the equipment portion of this segment. Adequate raw materials for individual projects are acquired under firm purchase agreements. Limestone is the largest cost component in the production of energy. The Company mitigates these cost components, in part, through long-term cost pass-through contracts. During fiscal year 2013, no significant difficulties were encountered in obtaining adequate supplies of raw materials.

Equipment and Energy competes with a great number of firms for all of its offerings except LNG heat exchangers, for which there are fewer competitors due to the limited market size and proprietary technologies. Competition is based primarily on technological performance, service, technical know-how, price, and performance guarantees.

The backlog of equipment orders (including letters of intent believed to be firm) from third-party customers was approximately $402 million on 30 September 2013, approximately 6% of which is for cryogenic equipment and 66% of which is for LNG heat exchangers, as compared with a total backlog of approximately $450 million on 30 September 2012. The Company expects that approximately $250 million of the backlog on 30 September 2013 will be completed during fiscal year 2014.

Narrative Description of the Company's Business Generally

The Company, through subsidiaries, affiliates, and less-than-controlling interests, conducts business in over 50 countries outside the United States. Its international businesses are subject to risks customarily encountered in foreign operations, including fluctuations in foreign currency exchange rates and controls; import and export controls; and other economic, political, and regulatory policies of local governments.

The Company has majority or wholly owned foreign subsidiaries that operate in Canada, 18 European countries (including the United Kingdom, the Netherlands, and Spain), 11 Asian countries (including China, Korea, and Taiwan), 8 Latin American countries (including Chile and Brazil) and 2 African countries. The Company also owns less-than-controlling interests in entities operating in Europe, Asia. Africa, the Middle East, and Latin America (including Italy, Germany, China, India, Saudi Arabia, Singapore, Thailand, United Arab Emirates, South Africa, and Mexico).

Financial information about the Company's foreign operations and investments is included in Note 8, Summarized Financial Information of Equity Affiliates; Note 22, Income Taxes; and Note 25, Business Segment and Geographic Information, to the consolidated financial statements included under Item 8, herein. Information about foreign currency translation is included under "Foreign Currency" in Note 1, Major Accounting Policies, and information on the Company's exposure to currency fluctuations is included in Note 13, Financial Instruments, to the consolidated financial statements, included under Item 8, below, and in "Foreign Currency Exchange Rate Risk," included under Item 7A, below. Export sales from operations in the United States to third-party customers amounted to $410.3 million, $521.1 million, and $537.3 million in fiscal years 2013, 2012, and 2011, respectively.

Technology Development

The Company pursues a market-oriented approach to technology development through research and development, engineering, and commercial development processes. It conducts research and development principally in its laboratories located in the United States (Trexlertown, Pennsylvania; Carlsbad, California; Milton, Wisconsin; and Phoenix, Arizona), Canada (Vancouver), the United Kingdom (Basingstoke and Carrington), Germany (Hamburg), the Netherlands (Utrecht), Spain (Barcelona), Japan (Kawasaki), China (Shanghai), Korea (Giheung), and Taiwan (Chupei and Hsinchu City). The Company also funds and cooperates in research and development programs conducted by a number of major universities and undertakes research work funded by others—principally the United States government.

The Company's corporate research groups, which include science and process technology centers, support the research efforts of various businesses throughout the Company. Development of technology for use within Merchant Gases, Tonnage Gases, and Equipment and Energy focuses primarily on new and improved processes and equipment for the production and delivery of industrial gases and new or improved applications for all such products. Research and technology development for Electronics and Performance Materials supports development of new products and applications to strengthen and extend the Company's present positions. Work is also performed in Electronics and Performance Materials to lower processing costs and develop new processes for the new products.

Research and development expenditures were $133.7 million during fiscal year 2013, $126.4 million in fiscal year 2012, and $118.8 million in fiscal year 2011. In addition, the Company expended $45.5 million on customer-sponsored research activities during fiscal year 2013, $45.4 million in fiscal year 2012, and $29.1 million in fiscal year 2011.

As of 1 November 2013, the Company owns 972 United States patents, 3,439 foreign patents, and is a licensee under certain patents owned by others. While the patents and licenses are considered important, the Company does not consider its business as a whole to be materially dependent upon any particular patent, patent license, or group of patents or licenses.

Environmental Controls

The Company is subject to various environmental laws and regulations in the countries in which it has operations. Compliance with these laws and regulations results in higher capital expenditures and costs. From time to time, the Company is involved in proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA: the federal Superfund law), Resource Conservation and Recovery Act (RCRA), and similar state and foreign environmental laws relating to the designation of certain sites for investigation or remediation. Additional information with respect to these proceedings is included under Item 3, Legal Proceedings, below. The Company's accounting policy for environmental expenditures is discussed in Note 1, Major Accounting Policies, and environmental loss contingencies are discussed in Note 17, Commitments and Contingencies, to the consolidated financial statements, included under Item 8, below.

The amounts charged to income from continuing operations related to environmental matters totaled $37.1 million in fiscal 2013, $44.7 million in 2012, and $34.0 million in 2011. These amounts represent an estimate of expenses for compliance with environmental laws, and activities undertaken to meet internal Company standards. Refer to Note 17, Commitments and Contingencies, to the consolidated financial statements for additional information.

Although precise amounts are difficult to determine, the Company estimates that we spent $4.0 million in both 2013 and 2012, on capital projects to control pollution. Capital expenditures to control pollution in future years are estimated at approximately $4.0 million in both 2014 and 2015.

Employees

On 30 September 2013, the Company (including majority-owned subsidiaries) had approximately 21,600 employees, of whom approximately 21,300 were full-time employees and of whom approximately 13,600 were located outside the United States. The Company has collective bargaining agreements with unions at various locations that expire on various dates over the next four years. The Company considers relations with its employees to be satisfactory.

Available Information

All periodic and current reports, registration statements, and other filings that the Company is required to file with the Securities and Exchange Commission (SEC), including the Company's annual report on Form 10-K, quarterly reports on Form 10-Q, current reports on Form 8-K, and amendments to those reports filed or furnished pursuant to Section 13(a) of the Securities Exchange Act of 1934 (the 1934 Act Reports), are available free of charge through

the Company's Internet website at www.airproducts.com. Such documents are available as soon as reasonably practicable after electronic filing of the material with the SEC. All 1934 Act Reports filed during the period covered by this report were available on the Company's website on the same day as filing.

The public may also read and copy any materials filed by the Company with the SEC at the SEC's Public Reference Room at 100 F Street, N.E., Washington, DC 20549. The public may obtain information on the operation of the Public Reference Room by calling the SEC at 1-800-SEC-0330. The SEC maintains an Internet site that contains reports, proxy, and information statements, and other information regarding issuers that file electronically with the SEC. The address of that site is www.sec.gov.

Seasonality
Although none of the four business segments are subject to seasonal fluctuations to any material extent, the Electronics and Performance Materials segment is susceptible to the cyclical nature of the electronics industry and to seasonal fluctuations in underlying end-use performance materials markets.

Working Capital
The Company maintains inventory where required to facilitate the supply of products to customers on a reasonable delivery schedule. Merchant Gases inventory consists primarily of industrial, specialty gas, and crude helium inventories supplied to customers through liquid bulk and packaged gases supply modes. Electronics and Performance Materials inventories consist primarily of bulk and packaged specialty gases and chemicals, bulk and packaged performance chemical solutions and also include inventories to support sales of equipment and services. Specialty and performance chemical inventories are stated at the lower of cost or market. Tonnage Gases and Equipment and Energy have limited inventory.

Customers
We do not have a homogeneous customer base or end market, and no single customer accounts for more than 10% of our consolidated revenues. The Tonnage Gases and Electronics and Performance Materials segments do have concentrations of customers in specific industries, primarily refining, chemicals, and electronics. Within each of these industries, the Company has several large-volume customers with long-term contracts. A negative trend affecting one of these industries, or the loss of one of these major customers, although not material to our consolidated revenues, could have an adverse impact on the affected segment.

Governmental Contracts
No segment's business is subject to a government entity's renegotiation of profits or termination of contracts that would be material to our business as a whole.

Executive Officers of the Company

The Company's executive officers and their respective positions and ages on 21 November 2013 follow. Information with respect to offices held is stated in fiscal years.

Name	Age	Office
M. Scott Crocco (A)	49	Senior Vice President and Chief Financial Officer (became Senior Vice President and Chief Financial Officer in 2013 and Vice President and Corporate Controller in 2008).
Stephen J. Jones (A)	52	Senior Vice President and General Manager, Tonnage Gases, Equipment and Energy and China President (became Senior Vice President and General Manager, Tonnage Gases, Equipment and Energy and China President in 2011; Senior Vice President and General Manager, Tonnage Gases, Equipment and Energy in 2009; Senior Vice President, General Counsel and Secretary in 2008).
Patricia A. Mattimore (A)	53	Senior Vice President – Supply Chain (became Senior Vice President – Supply Chain in 2014 and Vice President and General Manager of Performance Materials in 2009).
John E. McGlade (1) (A)(B)(C)	59	Chairman, President, and Chief Executive Officer (became Chairman and Chief Executive Officer in 2008).
Guillermo Novo (A)	51	Senior Vice President and General Manager – Electronics, Performance Materials, Strategy and Technology (became Senior Vice President and General Manager – Electronics, Performance Materials, Strategy and Technology in 2012; Group Vice President, Dow Coating Materials at Dow Chemical Company in 2010; Vice President, Polyurethanes Business at Dow Chemical Company in 2009; and Vice President at Rohm and Haas in 2008).
Corning F. Painter (A)	51	Senior Vice President and General Manager – Merchant Gases (became Senior Vice President and General Manager – Merchant Gases in 2014; Senior Vice President – Supply Chain in 2012; Senior Vice President - Corporate Strategy and Technology in 2011; and Vice President and General Manager, Global Electronics in 2007).
John D. Stanley (A)	55	Senior Vice President, General Counsel and Chief Administrative Officer (became Senior Vice President, General Counsel and Chief Administrative Officer in 2013; Senior Vice President and General Counsel in 2009; and Assistant General Counsel, Americas and Europe in 2007).

(A) Member, Corporate Executive Committee
(B) Member, Board of Directors
(C) Member, Executive Committee of the Board of Directors
(1) Mr. McGlade has announced that he plans to retire in 2014.

ITEM 1A. RISK FACTORS

In conjunction with evaluating an investment in the Company and the forward-looking information contained in this Annual Report on Form 10-K or presented elsewhere by management from time to time, you should carefully read the following risk factors. Any of the following risks could have a material adverse effect on our business, operating results, financial condition, and the actual outcome of matters as to which forward-looking statements are made and could adversely affect the value of an investment in our common stock as well. While we believe we have identified and discussed below the key risk factors affecting our business, there may be additional risks and uncertainties that adversely affect our business, performance, or financial condition in the future that are not presently known, are not currently believed to be significant, or are not identified below because they are common to all businesses.

Overall Economic Conditions—A weakening or reversal of economic recovery in certain markets in which the Company does business may decrease the demand for its goods and services and adversely impact its revenues, operating results, and cash flow.

Demand for the Company's products and services depends in part on the general economic conditions affecting the countries and industries in which the Company does business. In the past few years, uncertain economic conditions in certain geographies and industries served by the Company have impacted and may in the future impact demand for the Company's products and services, in turn negatively impacting the Company's revenues and earnings. Unfavorable conditions can depress sales in a given market, affect our margins, constrain our operating flexibility, or result in charges which are unusual or nonrecurring. Excess capacity in the Company's or its competitors' manufacturing facilities could decrease the Company's ability to maintain pricing and generate profits. Unanticipated contract terminations or project delays by current customers can also negatively impact financial results. Our operating results in one or more segments may also be affected by uncertain or deteriorating economic conditions particularly germane to that segment or to particular customer markets within that segment.

Operational, Political, and Legal Risks of International Operations—The Company's foreign operations can be adversely impacted by nationalization or expropriation of property, undeveloped property rights and legal systems, or political instability. Developing market operations present special risks.

The majority of the Company's revenue is derived from international operations. In addition, the Company is actively investing significant capital and other resources in emerging markets. The Company's operations in certain foreign jurisdictions may be subject to project delays due to unanticipated government actions and to nationalization and expropriation risk, and some of its contractual relationships within these jurisdictions are subject to cancellation without full compensation for loss. Economic and political conditions within foreign jurisdictions, social unrest, or strained relations between countries can cause fluctuations in demand, price volatility, supply disruptions, or loss of property. The occurrence of any of these risks could have a material adverse impact on the Company's operations and financial results.

Our developing market operations may be subject to greater risks than those faced by our operations in mature economies, including geopolitical, legal, economic and talent risks. We expect to achieve our long-term financial goals, in part, by achieving disproportionate growth in developing regions. Should growth rates or our market share fall substantially below expected levels in these regions, our results could be negatively impacted. Our success will depend, in part, on our ability to manage the risks inherent in operating in a developing market, including unfamiliar regulatory environments, new relationships with local partners, language and cultural differences, and tailoring products for acceptance by local markets.

Interest Rate Increases—The Company's earnings, cash flow, and financial position can be impacted by interest rate increases and access to credit.

At 30 September 2013, the Company had total consolidated debt of $6,273.6 million, of which $1,617.3 million will mature in the next twelve months. The Company expects to continue to incur indebtedness to fund new projects and replace maturing debt. Although the Company actively manages its interest rate risk through the use of derivatives and diversified debt obligations, not all borrowings at variable rates are hedged, and new debt will be priced at market rates. If interest rates increase, the Company's interest expense could increase significantly, affecting earnings and reducing cash flow available for working capital, capital expenditures, acquisitions, and other purposes. In addition, changes by any rating agency to the Company's outlook or credit ratings could increase the Company's cost of borrowing and weaken our ability to access capital and credit markets on terms commercially acceptable to us. For a more detailed discussion of interest rate risk, see Item 7A, below.

New Technologies—New technologies create performance risks that could impact our financial results or reputation.

A number of new technologies and new product offerings are being developed or implemented by the Company. Some of our existing technologies are being implemented in products and designs beyond our experience base. These technological expansions can create nontraditional performance risks to our operations. Failure of the technologies to work as predicted or unintended consequences of new designs or uses, could lead to cost overruns, project delays, financial penalties, or damage to our reputation.

Raw Material and Energy Cost and Availability—Interruption in ordinary sources of supply or an inability to recover increases in energy and raw material costs from customers could result in lost sales or reduced profitability.

Hydrocarbons, including natural gas, are the primary feedstock for the production of hydrogen, carbon monoxide, and syngas. Energy, including electricity, natural gas, and diesel fuel for delivery trucks, is the largest cost component of the Company's business. Because the Company's industrial gas facilities use substantial amounts of electricity, energy price fluctuations could materially impact the Company's revenues and earnings. A disruption in the supply of energy or raw materials, whether due to market conditions, legislative or regulatory actions, natural events, or other disruption, could prevent the Company from meeting its contractual commitments, harming its business and financial results.

The Company's supply of crude helium for purification and resale is largely dependent upon natural gas production by crude helium suppliers. Lower natural gas production (which may result from natural gas pricing or supplier operating issues) or interruptions in sales from other crude helium suppliers, can reduce the Company's supplies of crude helium available for processing and resale to its customers.

The Electronics and Performance Materials segment uses a wide variety of raw materials, including alcohols, ethyleneamines, cyclohexylamine, acrylonitriles, and glycols. Shortages or price escalation in these materials could negatively impact financial results.

The Company typically contracts to pass through cost increases in energy and raw materials to its customers, but cost variability can still have a negative impact on its results. The Company may not be able to raise prices as quickly as costs rise, or competitive pressures may prevent full recovery. Increases in energy or raw material costs that cannot be passed on to customers for competitive or other reasons would negatively impact the Company's revenues and earnings. Even where costs are passed through, price increases can cause lower sales volume.

Regulatory Compliance—The Company is subject to extensive government regulation in jurisdictions around the globe in which it does business. Changes in regulations addressing, among other things, environmental compliance, import/export restrictions, anti-bribery and corruption, and taxes, can negatively impact the Company's operations and financial results.

The Company is subject to government regulation in the United States and foreign jurisdictions in which it conducts its business. The application of laws and regulations to the Company's business is sometimes unclear. Compliance with laws and regulations may involve significant costs or require changes in business practice that could result in reduced profitability. Determination of noncompliance can result in penalties or sanctions that could also impact financial results. Compliance with changes in laws or regulations can require additional capital expenditures or increase operating costs. Export controls or other regulatory restrictions could prevent the Company from shipping its products to and from some markets or increase the cost of doing so. Export restrictions continue to attract external focus by multiple customs and export enforcement authorities. Changes in tax laws and regulations and international tax treaties could affect the financial results of the Company's businesses. Increasingly aggressive enforcement of anti-bribery and anti-corruption requirements, including the U.S. Foreign Corrupt Practices Act, the United Kingdom Bribery Act and the China Anti-Unfair Competition Law, could subject the Company to criminal or civil sanctions if a violation occurs. We have internal control policies and procedures to foster compliance with these laws, including compliance and training programs for our employees; however, the foregoing cannot eliminate the risk that violations could be committed by our employees, agents or joint venture partners.

Greenhouse Gases—Legislative and regulatory responses to global climate change create financial risk.

Some of the Company's operations are within jurisdictions that have or are developing regulatory regimes governing emissions of greenhouse gases (GHG). These include existing and expanding coverage under the European Union Emissions Trading Scheme; mandatory reporting and reductions at manufacturing facilities in Alberta, Canada; and

mandatory reporting and anticipated constraints on GHG emissions in Ontario, Canada and South Korea. In addition, the U.S. Environmental Protection Agency is regulating GHG emissions for new construction and major modifications to existing facilities.

Increased public concern may result in more international, U.S. federal, and/or regional requirements to reduce or mitigate the effects of GHG. Although uncertain, these developments could increase the Company's costs related to consumption of electric power, hydrogen production, and fluorinated gases production. The Company believes it will be able to mitigate some of the increased costs through its contractual terms, but the lack of definitive legislation or regulatory requirements prevents accurate estimate of the long-term impact on the Company. Any legislation that limits or taxes GHG emissions could impact the Company's growth, increase its operating costs, or reduce demand for certain of its products.

Environmental Compliance—Costs and expenses resulting from compliance with environmental regulations may negatively impact the Company's operations and financial results.

The Company is subject to extensive federal, state, local, and foreign environmental and safety laws and regulations concerning, among other things, emissions in the air; discharges to land and water; and the generation, handling, treatment, and disposal of hazardous waste and other materials. The Company takes its environmental responsibilities very seriously, but there is a risk of environmental impact inherent in our manufacturing operations and transportation of chemicals. Future developments and more stringent environmental regulations may require the Company to make additional unforeseen environmental expenditures. In addition, laws and regulations may require significant expenditures for environmental protection equipment, compliance, and remediation. These additional costs may adversely affect financial results. For a more detailed description of these matters, see "Narrative Description of the Company's Business Generally—Environmental Controls," above.

We may not be able to successfully implement initiatives to improve productivity and streamline operations to control or reduce costs.

Achieving our long-term profitability and return goals depends significantly on our efforts to control or reduce our operating costs. Because many of our costs are affected by factors outside or substantially outside our control, we generally must seek to control or reduce costs through operating efficiency or other initiatives. Such initiatives are important to our success. If we are not able to identify and complete initiatives designed to control or reduce costs and increase operating efficiency, or if the cost savings initiatives we have implemented to date, or any future cost-savings initiatives, do not generate expected cost savings, our financial results could be adversely impacted.

Currency Fluctuations—Changes in foreign currencies may adversely affect the Company's financial results.

The majority of the Company's sales are derived from outside the United States and denominated in foreign currencies. The Company also has significant production facilities that are located outside of the United States. Financial results therefore will be affected by changes in foreign currency rates. The Company uses certain financial instruments to mitigate these effects, but it is not cost-effective to hedge foreign currency exposure in a manner that would entirely eliminate the effects of changes in foreign exchange rates on earnings, cash flows, and fair values of assets and liabilities. Accordingly, reported sales, net earnings, cash flows, and fair values have been and in the future will be affected by changes in foreign exchange rates. For a more detailed discussion of currency exposure, see Item 7A, below.

Catastrophic Events—Catastrophic events could disrupt the Company's operations or the operations of its suppliers or customers, having a negative impact on the Company's business, financial results, and cash flow.

The Company's operations could be impacted by catastrophic events outside the Company's control, including severe weather conditions such as hurricanes, floods, earthquakes, and storms, or acts of war and terrorism. Any such event could cause a serious business disruption that could affect the Company's ability to produce and distribute its products and possibly expose it to third-party liability claims. Additionally, such events could impact the Company's suppliers or customers, in which event energy and raw materials may be unavailable to the Company, or its customers may be unable to purchase or accept the Company's products and services. Any such occurrence could have a negative impact on the Company's operations and financial results.

Operational Risks—Operational and execution risks may adversely affect the Company's operations or financial results.

The Company's operation of its facilities, pipelines, and delivery systems inherently entails hazards that require continuous oversight and control, such as pipeline leaks and ruptures, fire, explosions, toxic releases, mechanical failures, or vehicle accidents. If operational risks materialize, they could result in loss of life, damage to the environment, or loss of production, all of which could negatively impact the Company's ongoing operations, reputation, financial results, and cash flow. In addition, the Company's operating results are dependent on the continued operation of its production facilities and its ability to meet customer requirements. Operating results are also dependent on the Company's ability to complete new construction projects on time, on budget, and in accordance with performance requirements. Failure to do so may expose the Company to loss of revenue, potential litigation, and loss of business reputation.

Information Security—The security of the Company's Information Technology systems could be compromised, which could adversely affect its ability to operate.

We depend on information technology to enable us to operate efficiently and interface with customers as well as to maintain financial accuracy and efficiency. Our information technology capabilities are delivered through a combination of internal and outsourced service providers. If we do not allocate and effectively manage the resources necessary to build and sustain the proper technology infrastructure, we could be subject to transaction errors, processing inefficiencies, the loss of customers, business disruptions, or the loss of or damage to our intellectual property through security breach. As with all large systems, our information systems could be penetrated by outside parties intent on extracting information, corrupting information, or disrupting business processes. The Company's systems have in the past been and likely will in the future be subject to hacking attempts. To date, the Company is not aware of any impact on its operations or financial results from such attempts; however, unauthorized access could disrupt our business operations, result in the loss of assets, and have a material adverse effect on our business, financial condition, or results of operations.

The Company's business involves the use, storage, and transmission of information about its employees, vendors, and customers. The protection of such information, as well as the Company's information, is critical to the Company. The regulatory environment surrounding information security and privacy is increasingly demanding, with the frequent imposition of new and constantly changing requirements. The Company has established policies and procedures to help protect the security and privacy of this information. The Company also, from time to time, exports sensitive customer data and technical information to recipients outside the United States. Breaches of our security measures or the accidental loss, inadvertent disclosure, or unapproved dissemination of proprietary information or sensitive or confidential data about us or our customers, including the potential loss or disclosure of such information or data as a result of fraud, trickery, or other forms of deception, could expose us, our customers, or the individuals affected to a risk of loss or misuse of this information, result in litigation and potential liability for us, damage our reputation, or otherwise harm our business.

Litigation and Regulatory Proceedings—The Company's financial results may be affected by various legal and regulatory proceedings, including those involving antitrust, tax, environmental, or other matters.

The Company is subject to litigation and regulatory proceedings in the normal course of business and could become subject to additional claims in the future, some of which could be material. The outcome of existing legal proceedings may differ from the Company's expectations because the outcomes of litigation, including regulatory matters, are often difficult to predict reliably. Various factors or developments can lead the Company to change current estimates of liabilities and related insurance receivables, where applicable, or make such estimates for matters previously not susceptible to reasonable estimates, such as a significant judicial ruling or judgment, a significant settlement, significant regulatory developments, or changes in applicable law. A future adverse ruling, settlement, or unfavorable development could result in charges that could have a material adverse effect on the Company's results of operations in any particular period. For a more detailed discussion of the legal proceedings involving the Company, see Item 3, below.

Asset Impairments—The Company may be required to record impairment on its long-lived assets.

Weak demand may cause underutilization of the Company's manufacturing capacity or elimination of product lines; contract terminations or customer shutdowns may force sale or abandonment of facilities and equipment; and contractual provisions may allow customer buyout of facilities or equipment. These or other events associated with weak economic conditions or specific end market, product, or customer events may require the Company to record

an impairment on tangible assets, such as facilities and equipment, or intangible assets, such as intellectual property or goodwill, which would have a negative impact on its financial results.

Competition—Inability to compete effectively in a segment could adversely impact sales and financial performance.

The Company faces strong competition from several large global competitors and many smaller regional ones in many of its business segments. Introduction by competitors of new technologies, competing products, or additional capacity could weaken demand for or impact pricing of the Company's products, negatively impacting financial results. In addition, competitors' pricing policies could materially affect the Company's profitability or its market share.

Pension Liabilities—The Company's results of operations and financial condition could be negatively impacted by its pension plans.

Adverse equity market conditions and volatility in the credit markets may have an unfavorable impact on the value of the Company's pension trust assets and its future estimated pension liabilities, significantly affecting the net periodic benefit costs of its pension plans and ongoing funding requirements for these plans. As a result, the Company's financial results and cash flow in any period could be negatively impacted. For information about potential impacts from pension funding and the use of certain assumptions regarding pension matters, see the discussion in Note 16, Retirement Benefits, to the consolidated financial statements, included in Item 8, below.

ITEM 1B. UNRESOLVED STAFF COMMENTS

We have not received any written comments from the Commission staff that remain unresolved.

ITEM 2. PROPERTIES

Air Products owns its principal administrative offices, which are our headquarters in Trexlertown, Pennsylvania and administrative offices in Hersham, U.K. and Santiago, Chile. The Company leases administrative offices in Ontario, Canada; Crewe, U.K.; Brussels, Belgium; Paris, France; Barcelona and Madrid, Spain; Rotterdam and Amsterdam, the Netherlands; Bochum, Germany; Moscow, Russia; Warsaw, Poland; São Paulo, Brazil; Shanghai, Beijing and Xi'an, China; Taipei, Taiwan; Kuala Lumpur, Malaysia; Kawasaki, Japan; Seoul, South Korea; and Singapore.

The following is a description of the properties used by our four business segments. We believe that, in general, our facilities are suitable and adequate for our current and anticipated future levels of operation and are adequately maintained.

Merchant Gases

Merchant Gases currently operates 300 production and distribution facilities in North and South America (98 are located on owned property), 152 facilities in Europe and Middle East and Africa (50 are on owned property), and 87 facilities within Asia (11 are on owned property). The production and distribution facilities include approximately 30 integrated sites that primarily serve the Tonnage Gases or Electronics businesses. These assets are also included in information provided for those businesses. We added 12 liquid CO_2 locations with the acquisition of EPCO Carbondioxide Products, Inc. in May of this year. Helium is processed at sites in Kansas and Texas and then distributed to/from transfill sites in the U.S., Canada, Europe, and Asia. Sales support offices are located at our global office centers above, at 9 leased properties in the U.S. and Canada, at 9 leased sites and at production plant sites in Europe, at 10 leased sites and at production plant sites in Asia and at regional production plant sites in South America.

Research and development (R&D) activities for this segment are conducted in Trexlertown, Pennsylvania; Basingstoke and Carrington in the U.K.; a leased site in British Columbia, Canada; and a leased site in Shanghai, China.

Tonnage Gases

Tonnage Gases operates over 65 plants (9 are located on owned property) in North and South America that produce over 300 standard tons per day of product. Over 40 of these facilities produce or recover hydrogen. Many of the hydrogen facilities support the major pipeline systems located in Los Angeles, California and Alberta, Canada; and along the United States Gulf Coast through the Gulf Coast Connection Pipeline, which interconnects Texas and Louisiana pipeline networks. The segment also operates 30 tonnage plants in Europe, the Middle East, and Africa and 26 tonnage plants within Asia. The majority of the sites in this segment are under structured long-term leasehold type agreements. Sales support offices are located at our headquarters in Trexlertown, Pennsylvania and leased

offices in Texas, Louisiana, California, and Calgary, Alberta in North America as well as in Hersham, U.K.; Rotterdam, the Netherlands; Moscow, Russia; Shanghai, China; Singapore; Bahrain; and Doha, Qatar.

Electronics and Performance Materials
The Electronics business within this segment produces, packages, and stores nitrogen, specialty gases, and electronic chemicals, and manufactures equipment at 40 sites in the United States (9 of which are owned and the majority of the remaining are located on customer sites), nine leased facilities in Europe and the Middle East, and 55 facilities in Asia (13 of which are owned, 28 of which are located on customer sites and the remainder are leased or term grants).

The Performance Materials division within this segment operates 5 production facilities in the United States, 3 in Europe and 4 in Asia. Seven of the Performance Materials facility sites are owned.

The segment conducts R&D related activities at 11 locations worldwide, including Trexlertown, Pennsylvania; Carlsbad, California; Tempe, Arizona; Utrecht, the Netherlands; at 3 sites in Germany; Chubei and Hsin Chu, Taiwan; Shanghai, China; and Kawasaki, Japan.

Equipment and Energy
The Equipment division operates at eight facilities in the U.S., one in Europe and three in Asia. We manufacture a significant portion of the world's supply of LNG equipment at our Wilkes-Barre, Pennsylvania, site. In early 2014, the Company expects to open its new LNG manufacturing facility at the Port of Manatee, Florida. Air separation columns and cold boxes for Company-owned facilities and third-party sales are produced by operations in Caojing, China and Tanjung Langsat, Malaysia as well as in the Wilkes-Barre facility. Cryogenic transportation containers for liquid helium are manufactured and reconstructed at facilities in eastern Pennsylvania; Liberal, Kansas; and Istres, France. Equipment commercial and engineering team members are located at offices in Trexlertown and Bethlehem, Pennsylvania; Hersham, U.K.; Pune, India; and Shanghai, China.

The Energy division produces electric power at various facilities globally, including a gas-fueled power generation facility in Thailand, in which the Company has a 48.8% interest. Flue gas desulfurization operations are conducted at the Pure Air facility in Chesterton, Indiana. The Company is constructing a 50MW renewable energy facility in Tees Valley, U.K. with the expected start-up in 2014 and has announced plans to build a second renewable energy facility on an adjacent site. Energy commercial and engineering team members are located at Trexlertown, Pennsylvania, Hersham and Tees Valley, U.K.

The Company or its affiliates own approximately 33% of the real estate in this segment and lease the remaining locations.

ITEM 3. LEGAL PROCEEDINGS

In the normal course of business, the Company and its subsidiaries are involved in various legal proceedings, including contract, product liability, intellectual property, and insurance matters. Although litigation with respect to these matters is routine and incidental to the conduct of our business, such litigation could result in large monetary awards, especially if a civil jury is allowed to determine compensatory and/or punitive damages. However, we believe that litigation currently pending to which we are a party will be resolved without any material adverse effect on our financial position, earnings, or cash flows.

From time to time, we are also involved in proceedings, investigations, and audits involving governmental authorities in connection with environmental, health, safety, competition, and tax matters.

The Company is a party to proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act (the federal Superfund law); the Resource Conservation and Recovery Act (RCRA); and similar state environmental laws relating to the designation of certain sites for investigation or remediation. Presently there are approximately 33 sites on which a final settlement has not been reached where the Company, along with others, has been designated a Potentially Responsible Party by the Environmental Protection Agency or is otherwise engaged in investigation or remediation, including cleanup activity at certain of its current or former manufacturing sites. We do not expect that any sums we may have to pay in connection with these matters would have a material adverse effect on our consolidated financial position. Additional information on the Company's environmental exposure is included under "Narrative Description of the Company's Business Generally—Environmental Controls."

In September 2010, the Brazilian Administrative Council for Economic Defense (CADE) issued a decision against our Brazilian subsidiary, Air Products Brasil Ltda., and several other Brazilian industrial gas companies for alleged anticompetitive activities. CADE imposed a civil fine of R$179.2 million (approximately $81 million at 30 September 2013) on Air Products Brasil Ltda. This fine was based on a recommendation by a unit of the Brazilian Ministry of Justice whose investigation began in 2003, alleging violation of competition laws with respect to the sale of industrial and medical gases. The fines are based on a percentage of the Company's total revenue in Brazil in 2003.

We have denied the allegations made by the authorities and filed an appeal in October 2010 to the Brazilian courts. Certain of the Company's defenses, if successful, could result in the matter being dismissed with no fine against us. The Company, with advice of its outside legal counsel, has assessed the status of this matter and has concluded that, although an adverse final judgment after exhausting all appeals is reasonably possible, such a judgment is not probable. As a result, no provision has been made in the consolidated financial statements.

While we do not expect that any sums we may have to pay in connection with these or any other legal proceeding would have a material adverse effect on our consolidated financial position or net cash flows, a future charge for regulatory fines or damage awards could have a significant impact on our net income in the period in which it is recorded.

ITEM 4. NOT APPLICABLE

PART II

ITEM 5. MARKET FOR REGISTRANT'S COMMON EQUITY, RELATED STOCKHOLDER MATTERS, AND ISSUER PURCHASES OF EQUITY SECURITIES

Our common stock (ticker symbol APD) is listed on the New York Stock Exchange. Our transfer agent and registrar is American Stock Transfer & Trust Company, 6201 15th Avenue, Brooklyn, New York 11219, telephone (800) 937-5449 (U.S. and Canada) or (718) 921-8124 (all other locations); Internet website www.amstock.com; and e-mail address info@amstock.com. As of 31 October 2013, there were 7,040 record holders of our common stock. Quarterly stock prices, as reported on the New York Stock Exchange composite tape of transactions, and dividend information for the last two fiscal years appear below. Cash dividends on the Company's common stock are paid quarterly. Our objective is to pay dividends consistent with the reinvestment of earnings necessary for long-term growth. It is our expectation that we will continue to pay comparable cash dividends in the future.

Quarterly Stock Information

2013	High	Low	Close	Dividend
First	$86.31	$76.78	$84.02	$0.64
Second	90.34	84.15	87.12	0.71
Third	97.12	84.04	91.57	0.71
Fourth	114.75	90.12	106.57	0.71
				$2.77

2012	High	Low	Close	Dividend
First	$90.20	$72.26	$85.19	$0.58
Second	92.48	85.60	91.80	0.64
Third	92.79	76.11	80.73	0.64
Fourth	85.83	77.21	82.70	0.64
				$2.50

Purchases of Equity Securities by the Issuer

On 15 September 2011, the Board of Directors authorized the repurchase of up to $1.0 billion of our outstanding common stock. This program does not have a stated expiration date. We repurchase shares pursuant to Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended, through repurchase agreements established with several brokers. During fiscal year 2013, we purchased 5.7 million of our outstanding shares at a cost of $461.6 million. No purchases were made during the fourth quarter of 2013. At 30 September 2013, $485.3 million in share repurchase authorization remains.

Performance Graph

The performance graph below compares the five-year cumulative returns of the Company's common stock with those of the Standard & Poor's 500 and Dow Jones Chemicals Composite Indices. The figures assume an initial investment of $100 and the reinvestment of all dividends.

COMPARISON OF FIVE YEAR CUMULATIVE SHAREHOLDER RETURN
Air Products, S&P 500, and Chemicals Composite Indices
Comparative Growth of a $100 Investment
(Assumes Reinvestment of All Dividends)



	Sept 2008	Sept 2009	Sept 2010	Sept 2011	Sept 2012	Sept 2013
Air Products	100	117	128	121	135	182
S&P 500 Index	100	93	103	104	135	164
Chemicals Composite Index	100	101	124	123	169	222

ITEM 6. SELECTED FINANCIAL DATA

(Millions of dollars, except per share)	**2013** (A)	2012 (A)	2011 (A)	2010 (A)	2009 (A)
Operating Results					
Sales	**$10,180**	$9,612	$9,674	$8,616	$7,847
Cost of sales	**7,472**	7,052	7,098	6,289	5,819
Selling and administrative	**1,066**	947	942	887	882
Research and development	**134**	126	119	115	116
Business restructuring and cost reduction plans	**232**	327	—	—	298
Operating income	**1,324**	1,282	1,508	1,268	724
Equity affiliates' income	**168**	154	154	127	112
Interest expense	**142**	124	116	122	122
Income tax provision	**308**	287	375	306	149
Income from continuing operations attributable to Air Products	**1,004**	999	1,134	942	554
Net income attributable to Air Products	**994**	1,167	1,224	1,029	631
Basic earnings per common share attributable to Air Products:					
Income from continuing operations	**4.79**	4.73	5.33	4.44	2.64
Net income	**4.74**	5.53	5.75	4.85	3.01
Diluted earnings per common share attributable to Air Products:					
Income from continuing operations	**4.73**	4.66	5.22	4.34	2.59
Net income	**4.68**	5.44	5.63	4.74	2.96
Year-End Financial Position					
Plant and equipment, at cost	**$19,530**	$18,046	$16,859	$15,934	$15,387
Total assets	**17,850**	16,942	14,291	13,506	13,029
Working capital	**212**	726	848	790	494
Total debt (B)	**6,274**	5,292	4,562	4,128	4,500
Redeemable noncontrolling interest	**376**	393	—	—	—
Air Products shareholders' equity	**7,042**	6,477	5,796	5,547	4,792
Total equity	**7,199**	6,623	5,939	5,698	4,930
Financial Ratios					
Return on average Air Products shareholders' equity (C)	**15.3%**	16.1%	19.4%	18.2%	11.5%
Operating margin	**13.0%**	13.3%	15.6%	14.7%	9.2%
Selling and administrative as a percentage of sales	**10.5%**	9.9%	9.7%	10.3%	11.2%
Total debt to total capitalization (B)(D)	**45.3%**	43.0%	43.4%	42.0%	47.7%
Other Data					
Depreciation and amortization	**$907**	$841	$834	$827	$807
Capital expenditures on a GAAP basis (E)	**1,748**	2,560	1,366	1,092	1,194
Capital expenditures on a non-GAAP basis (E)	**1,997**	2,778	1,539	1,256	1,433
Cash provided by operating activities	**1,553**	1,765	1,710	1,485	1,286
Cash used for investing activities	**1,697**	2,435	1,170	1,014	998
Cash provided by (used for) financing activities	**115**	(78)	(485)	(580)	101
Dividends declared per common share	**2.77**	2.50	2.23	1.92	1.79
Weighted average common shares outstanding (in millions)	**210**	211	213	212	210
Weighted average common shares outstanding assuming dilution (in millions)	**212**	215	218	217	214
Book value per common share at year-end	**$33.35**	$30.48	$27.57	$25.94	$22.68
Shareholders at year-end	**7,000**	7,500	7,900	8,300	8,600
Employees at year-end (F)	**21,600**	21,300	18,900	18,300	18,900

(A) Certain items which management does not believe to be indicative of on-going business trends are considered non-GAAP items in our results discussions. For 2013, these items include: (i) a charge to operating income of $232 ($158 after-tax, or $.74 per share) related to business restructuring and cost reduction plans, (ii) expenses of $10 ($6 after-tax, or $.03 per share) related to advisory costs.
For 2012, these items include: (i) a charge to operating income of $327 ($222 after-tax, or $1.03 per share) related to business restructuring and cost reduction plans, (ii) a gain of $86 ($55 after-tax, or $.25 per share) related to the gain on our previously held equity interest in DA NanoMaterials, (iii) a charge of $10 ($6 after-tax, or $.03 per share) related to a customer bankruptcy, (iv) a tax expense of $44 ($.20 per share) for a Spanish tax settlement, (v) a tax benefit of $58 ($.27 per share) for a favorable Spanish tax ruling.
For 2011 and 2010, these items include: expenses of $49 ($32 after-tax, or $.14 per share) and $96 ($60 after-tax, or $.28 per share), respectively, related to the net loss on Airgas transaction.
For 2009, these items include: (i) a charge of $298 ($200 after-tax, or $.94 per share) related to the global cost reduction plan, (ii) an expense of $32 ($21 after-tax, or $.10 per share) related to a customer bankruptcy and other asset actions, (iii) an expense of $8 ($5 after-tax, or $.02 per share) related to a pension settlement loss.

(B) Total debt includes long-term debt, current portion of long-term debt, and short-term borrowings as of the end of the year.

(C) Calculated using income from continuing operations attributable to Air Products and five-quarter average Air Products shareholders' equity.

(D) Total capitalization includes total debt plus total equity plus redeemable noncontrolling interest as of the end of the year.

(E) Capital expenditures on a GAAP basis include additions to plant and equipment, investment in and advances to unconsolidated affiliates, and acquisitions. The Company utilizes a non-GAAP measure in the computation of capital expenditures and includes spending associated with facilities accounted for as capital leases and purchases of noncontrolling interests. Refer to page 32 for a reconciliation of the GAAP to non-GAAP measures for 2013, 2012, and 2011. For 2010, the GAAP measure was adjusted by $123 and $42 for spending associated with facilities accounted for as capital leases and purchases of noncontrolling interests, respectively. For 2009, the GAAP measure was adjusted by $239 for spending associated with facilities accounted for as capital leases.

(F) Includes full- and part-time employees from continuing and discontinued operations.

ITEM 7. MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS

Business Overview 19
2013 in Summary 19
2014 Outlook 20
Results of Operations 21
Reconciliation of Non-GAAP Financial Measures 29
Liquidity and Capital Resources 31
Contractual Obligations 34
Pension Benefits 36
Environmental Matters 37
Off-Balance Sheet Arrangements 38
Related Party Transactions 38
Inflation 38
Critical Accounting Policies and Estimates 38
New Accounting Guidance 42
Forward-Looking Statements 42

The following discussion should be read in conjunction with the consolidated financial statements and the accompanying notes contained in this report. All comparisons in the discussion are to the corresponding prior year unless otherwise stated. All amounts presented are in accordance with U.S. generally accepted accounting principles (GAAP), except as noted. All amounts are presented in millions of dollars, except for share data, unless otherwise indicated.

Items such as income from continuing operations attributable to Air Products, net income attributable to Air Products, and diluted earnings per share attributable to Air Products are simply referred to as "income from continuing operations," "net income," and "diluted earnings per share" throughout this Management's Discussion and Analysis, unless otherwise stated.

The discussion of results that follows includes comparisons to non-GAAP financial measures. For 2013, the non-GAAP measures exclude the fourth quarter business restructuring and cost reduction plan and advisory costs. For 2012, the non-GAAP measures exclude the 2012 business restructuring and cost reduction plans (the photovoltaic (PV) market actions charge, the polyurethane intermediates (PUI) business actions charge, and the cost reduction plan charge), the customer bankruptcy charge, the gain on the previously held equity interest in DuPont Air Products NanoMaterials LLC (DA NanoMaterials), the Spanish tax settlement, and the Spanish tax ruling. For 2011, the non-GAAP measures exclude the net loss on Airgas transaction. The presentation of non-GAAP measures is intended to enhance the usefulness of financial information by providing measures that our management uses internally to evaluate our baseline performance on a comparable basis. The reconciliation of reported GAAP results to non-GAAP measures is presented on pages 29–31. Descriptions of the excluded items appear on pages 22–24.

BUSINESS OVERVIEW

Air Products and Chemicals, Inc. and its subsidiaries serve energy, electronics, chemicals, metals, and manufacturing customers globally with a unique portfolio of products, services, and solutions that include atmospheric, process and specialty gases; performance materials; equipment; and technology. Geographically diverse, with operations in over 50 countries, in 2013 we had sales of $10.2 billion, assets of $17.9 billion, and a worldwide workforce of approximately 21,600 employees.

We organize our operations into four reportable business segments: Merchant Gases, Tonnage Gases, Electronics and Performance Materials, and Equipment and Energy. Refer to Note 25, Business Segment and Geographic Information, to the consolidated financial statements for additional details on our reportable business segments.

2013 IN SUMMARY

In 2013, we achieved both sales and earnings growth. Our results did fall short of the expectations we set at the beginning of the year as a result of slower than expected global economic growth. Global manufacturing grew approximately 2% for the year and limited the opportunities for growth, particularly in our Europe and Asia Merchant Gases and Electronics businesses. Overall, sales increased by 6% resulting from acquisitions and higher energy cost pass-through. Our underlying sales were 1% higher on strength in our Tonnage Gases businesses, higher Performance Materials volumes, and LNG equipment activity partially offset by weakness in our Electronics equipment area. The impact from winding down our PUI business decreased underlying sales by 2%. Our operating income and diluted earnings per share both increased 2% versus the prior year.

While the difficult global economic environment persisted, we took actions to offset this weakness and to improve results in the future. We delivered significant cost savings from the 2012 European focused reorganization and committed to additional actions aimed at reducing costs through product exits and asset rationalizations, as well as organizational improvements. The additional actions are focused on improving our Electronics business, restructuring our global operations function, and further optimizing our cost structure in Europe. Finally, we remain on track to exit our PUI business in fiscal year 2014 as we continue to manage our business portfolio.

Highlights for 2013

- Sales of $10,180.4 increased 6%, or $568.7, as acquisitions and higher energy contractual cost pass-through to customers were partially offset by lower volumes from our previously announced decision to exit the PUI business.
- Operating income of $1,324.4 increased 3%, or $42.0. On a non-GAAP basis, operating income of $1,566.1 increased 2%, or $32.4, with acquisitions and favorable volume mix partially offset by higher energy and distribution costs and higher operating costs, including pensions.
- Income from continuing operations of $1,004.2 increased 1%, or $5.0, and diluted earnings per share from continuing operations of $4.73 increased 2%, or $.07. On a non-GAAP basis, income from continuing operations of $1,168.5 increased 1%, or $9.9, and diluted earnings per share from continuing operations of $5.50 increased 2%, or $.10. A summary table of changes in diluted earnings per share, including a non-GAAP reconciliation, is presented below.
- Capital spending was $1,747.8 for the year ended 30 September 2013. On a non-GAAP basis, capital spending of $1,996.7 decreased 28%, primarily from the prior year acquisition of Indura S.A.
- We purchased 5.7 million of our outstanding shares at a cost of $461.6.
- We increased our quarterly dividend by 11% from $.64 to $.71 per share. This represents the 31st consecutive year that we have increased our dividend payment.

For a discussion of the challenges, risks, and opportunities on which management is focused, refer to our 2014 Outlook discussions provided on pages 20 and 21 in the Management's Discussion and Analysis that follows.

Changes in Diluted Earnings per Share Attributable to Air Products

	2013	2012	Increase (Decrease)
Diluted Earnings per Share			
Net income	**$4.68**	$5.44	$(.76)
Income (Loss) from discontinued operations	**(.05)**	.78	(.83)
Income from Continuing Operations—GAAP Basis	**$4.73**	$4.66	$.07
Business restructuring and cost reduction plans	**.74**	1.03	(.29)
Advisory costs	**.03**	—	.03
Customer bankruptcy	—	.03	(.03)
Gain on previously held equity interest	—	(.25)	.25
Q1 Spanish tax settlement	—	.20	(.20)
Q2 Spanish tax ruling	—	(.27)	.27
Income from Continuing Operations—Non-GAAP Basis	**$5.50**	$5.40	$.10
Operating income (after-tax)			
Underlying business			
Volume (including PUI exit impact)			.08
Price/raw materials			(.14)
Costs/other			(.03)
Acquisitions			.19
Currency			.01
Operating Income			.11
Other (after-tax)			
Equity affiliates' income			.05
Interest expense			(.06)
Noncontrolling interests			(.06)
Average shares outstanding			.06
Other			(.01)
Total Change in Diluted Earnings per Share from Continuing Operations—Non-GAAP Basis			$.10

2014 OUTLOOK

Our 2014 outlook for global economic growth is modest, with a range from 2%–4%. We expect that the U.S. will grow 2%–4% as it continues to face unresolved fiscal challenges, weak job growth, low consumer confidence, and lower global demand. We are hopeful that an economic recovery will begin in Europe with growth of 0%–2%. In Asia, we expect a gradual acceleration in growth, particularly in China, of 5%–7%. In South America, we expect growth of 1%–3%, which is largely dependent on global demand driving exports.

We anticipate higher earnings in 2014 from new plant onstreams, higher LNG activity, and volume loading on existing assets, recognizing that the last factor will be most influenced by the economy. Pension expense should be lower as a result of higher interest rates. These positive impacts will be partially offset by higher maintenance expense and more shares outstanding. We also expect lower earnings from the shutdown of our PUI business. The cost reduction actions implemented in 2012 and 2013 should provide benefits in 2014 and beyond.

Outlook by Segment

- In Merchant Gases, volume growth will continue to be influenced by the economy. We have available capacity in each region and expect that an improving economy will increase loading on these assets and drive growth. We expect each region of the business to benefit from the 2013 cost reduction actions.
- Tonnage Gases is expected to benefit from new plant onstreams supported by long-term take-or-pay contracts. However, we also expect higher planned plant maintenance costs from scheduled customer outages and the unfavorable impact of our exit from the PUI business.

- We expect that Electronics growth will begin to rebound in 2014 following a weak 2012 and 2013. Overall, we expect silicon growth of 3%–5% in 2014. Additionally, we expect the business to benefit from the 2013 cost reduction actions and product line restructuring. For Performance Materials, we anticipate typical seasonality in the first quarter of 2014, with volume growth improving due to a better economy.
- Equipment and Energy results are expected to improve due to continued higher activity in our LNG equipment business.

The above guidance should be read in conjunction with the section entitled "Forward-Looking Statements."

RESULTS OF OPERATIONS

Discussion of Consolidated Results

	2013	2012	2011
Sales	**$10,180.4**	$9,611.7	$9,673.7
Operating income—GAAP Basis	**1,324.4**	1,282.4	1,508.1
Operating margin—GAAP Basis	**13.0%**	13.3%	15.6%
Equity affiliates' income	**167.8**	153.8	154.3
Operating income—Non-GAAP Basis	**1,566.1**	1,533.7	1,556.6
Operating margin—Non-GAAP Basis	**15.4%**	16.0%	16.1%

Sales

	% Change from Prior Year	
	2013	2012
Underlying business		
Volume	**(1)%**	1%
Price	**—%**	—%
Acquisitions	**5%**	2%
Energy and raw material cost pass-through	**2%**	(2)%
Currency	**—%**	(2)%
Total Consolidated Change	**6%**	(1)%

2013 vs. 2012

Sales of $10,180.4 increased 6%, or $568.7. Underlying business decreased 1%, primarily due to lower volumes resulting from our previous decision to exit the PUI business and lower Electronics demand, partially offset by higher volumes in the Tonnage Gases, Performance Materials, and Equipment businesses. The acquisitions of Indura S.A. and DA NanoMaterials increased sales by 5%. Higher energy and raw material contractual cost pass-through to customers increased sales by 2%.

2012 vs. 2011

Sales of $9,611.7 decreased 1%, or $62.0. Underlying business increased 1%, primarily due to higher volumes in our Tonnage Gases segment, which were partially offset by lower volumes in the Merchant Gases segment, particularly in Europe. Acquisitions increased sales by 2%. Lower energy and raw material contractual cost pass-through to customers and currency both decreased sales by 2%.

Operating Income

2013 vs. 2012

Operating income of $1,324.4 increased 3%, or $42.0. Current year operating income included a charge of $231.6 for a business restructuring and cost reduction plan and $10.1 for advisory costs. Prior year operating income included a charge of $327.4 for business restructuring and cost reduction plans, a $9.8 charge for a customer bankruptcy, and the gain on the previously held equity interest in DA NanoMaterials of $85.9. On a non-GAAP basis, operating income of $1,566.1 increased 2%, or $32.4. The increase was primarily due to acquisitions of $54, higher volumes of $24, and favorable currency translation and foreign exchange impacts of $2, partially offset by $40 from unfavorable higher energy and distribution costs net of pricing, and higher operating costs of $20, including the impact from pensions. Operating income increased by $12 from higher gains on the sale of assets and investments.

2012 vs. 2011
Operating income of $1,282.4 decreased 15%, or $225.7. Operating income in 2012 includes a charge of $327.4 for business restructuring and cost reduction plans, a $9.8 charge for a customer bankruptcy, and the gain on the previously held equity interest in DA NanoMaterials of $85.9. Operating income in 2011 includes a $48.5 net loss related to the Airgas transaction. On a non-GAAP basis, operating income of $1,533.7 decreased 1%, or $22.9. The decrease was primarily due to unfavorable volumes, including acquisitions, of $39 and unfavorable currency translation and foreign exchange impacts of $30, partially offset by lower costs of $31 and higher recovery of raw material costs in pricing of $15. The decrease in volumes was primarily from lower Merchant Gases volumes and unfavorable volume mix due to lower LNG plant sales.

Equity Affiliates' Income

2013 vs. 2012
Income from equity affiliates of $167.8 increased $14.0, primarily due to better performance in our Mexican equity affiliate.

2012 vs. 2011
Income from equity affiliates of $153.8 decreased $.5.

Selling and Administrative Expense

2013 vs. 2012
Selling and administrative expense of $1,066.3 increased $119.5, or 13%, primarily due to the acquisition of Indura S.A. Selling and administrative expense as a percent of sales increased to 10.5% from 9.9%, also due to Indura S.A.

2012 vs. 2011
Selling and administrative expense of $946.8 increased $5.1, or 1%, primarily due to acquisitions and inflation, partially offset by lower incentive compensation costs and favorable currency. Selling and administrative expense as a percent of sales increased to 9.9% from 9.7%.

Research and Development

2013 vs. 2012
Research and development expense of $133.7 increased 6%, or $7.3, primarily due to inflation and the acquisition of DA NanoMaterials. Research and development expense as a percent of sales was 1.3% in 2013 and 2012.

2012 vs. 2011
Research and development expense of $126.4 increased 6%, or $7.6, primarily due to the DA NanoMaterials acquisition. Research and development expense as a percent of sales increased to 1.3% from 1.2%.

Business Restructuring and Cost Reduction Plans

We recorded charges in 2013 and 2012 for business restructuring and cost reduction plans. The charges for these plans are reflected on the consolidated income statements as "Business restructuring and cost reduction plans." The charges for these plans are excluded from segment operating income.

2013 Plan
During the fourth quarter of 2013, we recorded an expense of $231.6 ($157.9 after-tax, or $.74 per share) reflecting actions to better align our cost structure with current market conditions. These charges include $100.4 for asset actions and $58.5 for the final settlement of a long-term take-or-pay silane contract primarily impacting the Electronics business due to continued weakness in the PV and light-emitting diode (LED) markets. In addition, $71.9 was recorded for severance, benefits, and other contractual obligations associated with the elimination of approximately 700 positions and executive changes. These charges primarily impact our Merchant Gases businesses and corporate functions. The actions are in response to weaker than expected business conditions in Europe and Asia, reorganization of our operations and functional areas, and previously announced senior executive changes. The planned actions are expected to be completed by the end of fiscal year 2014. We expect $45 in savings in 2014. Beyond 2014, we expect these actions to provide approximately $75 in annual savings.

2012 Plans
In 2012, we recorded an expense of $327.4 ($222.4 after-tax, or $1.03 per share) for business restructuring and cost reduction plans in our PUI, Electronics, and European Merchant businesses.

During the second quarter of 2012, we recorded an expense of $86.8 ($60.6 after-tax, or $.28 per share) for actions to remove stranded costs resulting from our decision to exit the Homecare business, the reorganization of the

Merchant business, and actions taken to right size our European cost structure in light of the challenging economic outlook. The planned actions are complete and provided approximately $60 in annual savings in 2013.

During the fourth quarter of 2012, we took actions in the PUI business to improve costs, resulting in a net expense of $54.6 ($34.8 after-tax, or $.16 per share), and ultimately exit the business. Our PUI facility in Pasadena, Texas, is currently being dismantled, with completion expected in fiscal year 2014. The costs to dismantle are expensed as incurred and are reflected in continuing operations in the Tonnage Gases business segment.

During the fourth quarter of 2012, we completed an assessment of our position in the PV market, resulting in $186.0 of expense ($127.0 after-tax, or $.59 per share) primarily related to the Electronics and Performance Materials business segment. Included in the charge was an accrual of $93.5 for an offer that we made to terminate a long-term take-or-pay supply contract to purchase silane. As noted above, a final settlement was reached with the supplier in the fourth quarter of 2013.

Refer to Note 4, Business Restructuring and Cost Reduction Plans, to the consolidated financial statements for additional details on these actions.

Business Combinations

2013 Business Combinations

We completed three acquisitions in 2013. The acquisitions were accounted for as business combinations, and their results of operations were consolidated within their respective segments after the acquisition dates. The aggregate purchase price, net of cash acquired, for these acquisitions was $233 and resulted in recognition of $68 of goodwill, none of which is deductible for tax purposes.

On 30 August 2013, we acquired an air separation unit and integrated gases liquefier in Guiyang, China. This acquisition included a long-term sale of gas contract within our Tonnage Gases segment and provided our Merchant Gases segment with additional liquid capacity in the region. On 31 May 2013, we acquired EPCO Carbondioxide Products, Inc. (EPCO), the largest independent U.S. producer of liquid carbon dioxide (CO_2). This acquisition expanded our North American offerings of bulk industrial process gases in the Merchant Gases business segment. On 1 April 2013, we acquired Wuxi Chem-Gas Company, Ltd. (WCG). This acquisition provided our Merchant Gases segment with additional gases presence in the Jiangsu Province of China.

2012 Business Combinations

Indura S.A.

In July 2012, we acquired a 64.8% controlling equity interest in the outstanding shares of Indura S.A. Following the acquisition date, 100% of the Indura S.A. results are consolidated in our financial statements within the Merchant Gases business segment. The portion of the business that is not owned by the Company is recorded as noncontrolling interests. We paid cash consideration in Chilean pesos (CLP) of 345.5 billion ($690) and assumed debt of CLP113.8 billion ($227) for these interests. As of 30 September 2013, we hold a 67.2% interest.

Refer to Note 5, Business Combinations, to the consolidated financial statements for additional details on this transaction.

DA NanoMaterials LLC

On 2 April 2012, we closed on the acquisition agreement with E.I. DuPont de Nemours and Co., Inc. to acquire their 50% interest in our joint venture, DA NanoMaterials. Beginning in the third quarter of 2012, the results of DA NanoMaterials were consolidated within our Electronics and Performance Materials business segment.

Prior to the acquisition date, we accounted for our 50% interest in DA NanoMaterials as an equity-method investment. The year ended 30 September 2012 included a gain of $85.9 ($54.6 after-tax, or $.25 per share) as a result of revaluing our previously held equity interest to fair market value as of the acquisition date. Refer to Note 5, Business Combinations, to the consolidated financial statements for additional details on this transaction.

Net Loss on Airgas Transaction

For the year ended 30 September 2011, $48.5 ($31.6 after-tax, or $.14 per share) in net loss was recognized related to the Airgas transaction. Refer to Note 6, Airgas Transaction, to the consolidated financial statements for additional details.

Customer Bankruptcy

As a result of events which occurred during the fourth quarter of 2012, we recognized a charge of $9.8 ($6.1 after-tax, or $.03 per share) primarily related to the write-off of on-site assets due to a customer bankruptcy and mill

shutdown. The customer, which primarily received products from the Tonnage Gases segment, filed for bankruptcy in May 2012 and announced the mill shutdown in August 2012.

Pension Settlement Loss

Our U.S. supplemental pension plan provides for a lump sum benefit payment option at the time of retirement, or for corporate officers, six months after the retirement date. Pension settlements are recognized when cash payments exceed the sum of the service and interest cost components of net periodic pension cost of the plan for the fiscal year. The participant's vested benefit is considered fully settled upon cash payment of the lump sum. We recognized $12.4 of settlement charges in 2013.

Advisory Costs

During the fourth quarter of 2013, we incurred legal and other advisory fees of $10.1 ($6.4 after-tax, or $.03 per share) in connection with our response to the rapid acquisition of a large position in shares of our common stock by Pershing Square Capital Management LLC and its affiliates (Pershing Square). These fees, which are reflected on the consolidated income statements as "Advisory costs," include costs incurred before and after Pershing Square's disclosure of its holdings and cover advisory services related to the adoption of the Shareholders Rights Plan, preparation for a potential proxy solicitation campaign, and entering into an agreement with Pershing Square.

Other Income (Expense), Net

Items recorded to other income (expense), net arise from transactions and events not directly related to our principal income earning activities. The detail of other income (expense), net is presented in Note 23, Supplemental Information, to the consolidated financial statements.

2013 vs. 2012

Other income (expense), net of $70.2 increased $23.1, primarily due to higher gains from the sale of a number of small assets and investments and a favorable commercial contract settlement, partially offset by lower government grants. Otherwise, no individual items were significant in comparison to the prior year.

2012 vs. 2011

Other income (expense), net of $47.1 increased $5.4, primarily due to favorable foreign exchange and reimbursements from government grants for expense, partially offset by lower gains from the sale of assets. Otherwise, no individual items were significant in comparison to the prior year.

Interest Expense

	2013	2012	2011
Interest incurred	**$167.6**	$153.9	$138.2
Less: Capitalized interest	**25.8**	30.2	22.7
Interest Expense	**$141.8**	$123.7	$115.5

2013 vs. 2012

Interest incurred increased $13.7. The increase was driven primarily by a higher average debt balance for $41, partially offset by a lower average interest rate on the debt portfolio of $24. The change in capitalized interest was driven by a decrease in project spending and a lower average interest rate.

2012 vs. 2011

Interest incurred increased $15.7. The increase was driven primarily by a higher average debt balance and debt issuance costs related to the Indura S.A. acquisition, partially offset by the impact of a stronger dollar on the translation of foreign currency interest. The change in capitalized interest was driven by an increase in project spending which qualified for capitalization.

Effective Tax Rate

The effective tax rate equals the income tax provision divided by income from continuing operations before taxes. Refer to Note 22, Income Taxes, to the consolidated financial statements for details on factors affecting the effective tax rate.

2013 vs. 2012

On a GAAP basis, the effective tax rate was 22.8% and 21.9% in 2013 and 2012, respectively. The current year rate includes income tax benefits of $73.7 related to the business restructuring and cost reduction plans and $3.7 for the advisory costs. The prior year rate includes income tax benefits of $105.0 related to the business restructuring and cost reduction plans, $58.3 related to the second quarter Spanish tax ruling, and $3.7 related to the customer

bankruptcy charge, offset by income tax expense of $43.8 related to the first quarter Spanish tax settlement and $31.3 related to the gain on the previously held equity interest in DA NanoMaterials. Refer to Note 4, Business Restructuring and Cost Reduction Plans; Note 5, Business Combinations; Note 22, Income Taxes; and Note 23, Supplemental Information, to the consolidated financial statements for details on these transactions. On a non-GAAP basis, the effective tax rate was 24.2% in both 2013 and 2012.

2012 vs. 2011

On a GAAP basis, the effective tax rate was 21.9% and 24.3% in 2012 and 2011, respectively. The tax rate in 2012 includes income tax benefits of $105.0 related to the business restructuring and cost reduction plans, $58.3 related to the second quarter Spanish tax ruling, and $3.7 related to the customer bankruptcy charge, offset by income tax expense of $43.8 related to the first quarter Spanish tax settlement and $31.3 related to the gain on the previously held equity interest in DA NanoMaterials. Refer to Note 4, Business Restructuring and Cost Reduction Plans; Note 5, Business Combinations; Note 22, Income Taxes; and Note 23, Supplemental Information, to the consolidated financial statements for details on these transactions. The tax rate in 2011 includes an income tax benefit of $16.9 related to the Airgas transaction. Refer to Note 6, Airgas Transaction, to the consolidated financial statements for details on this transaction. On a non-GAAP basis, the effective tax rate was 24.2% and 24.6% in 2012 and 2011, respectively.

Discontinued Operations

During the second quarter of 2012, the Board of Directors authorized the sale of our Homecare business, which had previously been reported as part of the Merchant Gases operating segment.

On 30 April 2012, we sold the majority of our Homecare business to The Linde Group for sale proceeds of €590 million ($777) and recognized a gain of $207.4 ($150.3 after-tax, or $.70 per share). During the third quarter of 2012, an impairment charge of $33.5 ($29.5 after-tax, or $.14 per share) was recorded to write down the remaining business, which is primarily in the United Kingdom and Ireland, to its estimated net realizable value. In the fourth quarter of 2013, we recorded an additional charge of $18.7 ($13.6 after-tax, or $.06 per share) to update our estimate of the net realizable value as we continue to market the business for sale.

Refer to Note 3, Discontinued Operations, to the consolidated financial statements for additional details on this business.

Segment Analysis

Merchant Gases

	2013	2012	2011
Sales	**$4,098.6**	$3,662.4	$3,664.9
Operating income	**680.5**	644.0	668.9
Operating margin	**16.6%**	17.6%	18.3%
Equity affiliates' income	**145.0**	137.1	134.6

Merchant Gases Sales

	% Change from Prior Year	
	2013	2012
Underlying business		
Volume	**—%**	(2)%
Price	**1%**	1%
Acquisition	**11%**	4%
Currency	**—%**	(3)%
Total Merchant Gases Sales Change	**12%**	—%

2013 vs. 2012

Underlying sales increased 1% due to higher pricing of 1%. The acquisition of Indura S.A. had a favorable impact on sales of 11%.

In the U.S. and Canada, sales increased 5%, with volumes up 2% and price up 3%. Volumes increased primarily due to higher liquid oxygen and liquid nitrogen, partially offset by helium supply limitations. In Europe, sales decreased 3%, with volumes down 3% primarily due to overall economic weakness in the region. In Asia, sales increased 3% due to higher volumes of 2% and favorable currency of 2%, partially offset by lower pricing of 1%. Volumes increased primarily due to higher liquid oxygen and liquid nitrogen volumes.

Operating income increased 6%, primarily due to higher acquisitions of $48 and lower operating costs of $13, partially offset by lower price recovery of power and fuel costs of $25 and lower volumes of $10. The lower operating costs included the impact from the prior year cost reduction plan in Europe, partially offset by higher pension costs. Operating income in the current year also included $10 for gains from sales of assets and investments. Operating margin decreased 100 basis points (bp) from prior year, primarily due to the impact of the Indura S.A. acquisition and higher power and fuel costs.

Merchant Gases equity affiliates' income of $145.0 increased $7.9, primarily as a result of improved performance in our Mexican equity affiliate.

2012 vs. 2011

Underlying sales decreased 1% due to lower volumes of 2% and higher pricing of 1%. Volumes decreased due to lower demand in North America and Europe. The acquisition of Indura S.A. had a favorable impact on sales of 4%. Currency had an unfavorable impact on sales of 3%.

In the U.S. and Canada, sales decreased 1%, with volumes down 2% and price up 1%. Volumes were down due to declines in argon and helium volumes from limitations in supply. In Europe, sales decreased 8%, with unfavorable currency impacts of 6% and volumes down 4%, partially offset by higher price of 2%. Volumes were down primarily due to overall economic weakness in the region. In Asia, sales increased 2% due to higher volumes of 1% and higher pricing of 1%.

Operating income decreased 4%, primarily due to lower volumes, including acquisitions, of $47 and unfavorable currency of $15, partially offset by higher recovery of raw material costs in pricing of $23 and lower operating costs of $14. Operating margin decreased 70 bp from prior year, primarily due to lower volumes and the impact of the Indura S.A. acquisition.

Merchant Gases equity affiliates' income of $137.1 increased $2.5, primarily as a result of improved performance in our Mexican equity affiliate.

Tonnage Gases

	2013	2012	2011
Sales	**$3,387.3**	$3,206.7	$3,316.7
Operating income	**515.9**	512.0	503.1
Operating margin	**15.2%**	16.0%	15.2%

Tonnage Gases Sales

	% Change from Prior Year	
	2013	2012
Underlying business		
Volume	**(1)%**	5%
Energy and raw material cost pass-through	**6%**	(7)%
Currency	**1%**	(1)%
Total Tonnage Gases Sales Change	**6%**	(3)%

2013 vs. 2012

Volumes decreased 1%, as the impact from implementation of our previous decision to exit the PUI business was partially offset by the impact of new plants. Higher energy and raw material contractual cost pass-through to customers increased sales by 6%. Currency favorably impacted sales by 1%.

Operating income increased as higher volumes of $22 and favorable currency of $3 were partially offset by higher costs of $21, including higher maintenance and pension costs. Operating margin decreased 80 bp from prior year, primarily due to the higher energy cost pass-through and higher costs, partially offset by the higher volumes from new plants.

2012 vs. 2011

Volumes increased 5%, driven by improvement in existing customer loadings and new plants. Lower natural gas prices resulted in lower energy and raw material contractual cost pass-through to customers, decreasing sales by 7%. Currency unfavorably impacted sales by 1%.

Operating income increased as higher volumes of $33 were partially offset by higher costs of $17 and unfavorable currency of $7. Operating margin increased 80 bp from prior year, primarily due to higher volumes.

Electronics and Performance Materials

	2013	2012	2011
Sales	**$2,243.4**	$2,322.5	$2,291.5
Operating income—GAAP basis	**321.3**	425.6	361.1
Operating margin—GAAP basis	**14.3%**	18.3%	15.8%
Operating income—Non-GAAP basis	**321.3**	339.7	361.1
Operating margin—Non-GAAP basis	**14.3%**	14.6%	15.8%

Electronics and Performance Materials Sales

	% Change from Prior Year	
	2013	2012
Underlying business		
Volume	**(4)%**	(1)%
Price	**(1)%**	—%
Acquisitions	**2%**	3%
Currency	**—%**	(1)%
Total Electronics and Performance Materials Sales Change	**(3)%**	1%

2013 vs. 2012

Sales decreased 3%, as lower volumes of 4% and lower pricing of 1% were partially offset by acquisitions of 2%. Electronics sales decreased 8%, as weaker materials volumes and equipment sales were partially offset by the acquisition of DA NanoMaterials. Performance Materials sales increased 2%, as higher volumes of 4% were partially offset by lower pricing of 2%. The increase in volumes was primarily due to strength in the automobile and U.S. housing markets partially offset by weaker volumes to certain construction markets and marine coatings. The lower pricing was primarily due to unfavorable mix impacts.

Operating income of $321.3 decreased 25%, or $104.3, and operating margin of 14.3% decreased 400 bp, as the prior year included a gain on the previously held equity interest in DA NanoMaterials of $85.9. On a non-GAAP basis, operating income of $321.3 decreased 5%, or $18.4, primarily from unfavorable price and mix impacts of $15, lower volumes of $9, and higher operating costs of $4 partially offset by higher acquisitions of $6 and favorable currency of $4. Operating margin decreased 30 bp, primarily due to lower volumes and unfavorable price mix.

2012 vs. 2011

Sales increased 1%, as acquisitions of 3% were partially offset by lower volumes of 1% and unfavorable currency of 1%. Electronics sales increased 3%, as the acquisition of DA NanoMaterials was partially offset by lower volumes of 2% and unfavorable currency of 1%. Performance Materials sales decreased 1%, as lower pricing of 1% and unfavorable currency of 1% were partially offset by higher volumes of 1%.

Operating income of $425.6 increased 18%, or $64.5, and operating margin of 18.3% increased 250 bp. Operating income in 2012 includes the gain on the previously held equity interest in DA NanoMaterials of $85.9. On a non-GAAP basis, operating income of $339.7 decreased 6%, or $21.4, primarily from unfavorable currency of $17 and lower recovery of raw material costs in pricing of $8, partially offset by lower operating costs of $3 and higher volumes, including acquisitions, of $1. Operating margin decreased 120 bp, primarily due to currency and volume mix.

Equipment and Energy

	2013	2012	2011
Sales	**$451.1**	$420.1	$400.6
Operating income	**65.5**	44.6	62.8

2013 vs. 2012
Sales of $451.1 increased primarily from higher LNG project activity. Operating income of $65.5 increased from the higher LNG project activity.

The sales backlog for the Equipment business at 30 September 2013 was $402, compared to $450 at 30 September 2012. It is expected that approximately $250 of the backlog will be completed during 2014.

2012 vs. 2011
Sales of $420.1 increased 5%, or $19.5, reflecting higher air separation unit (ASU) activity. Operating income of $44.6 decreased 29%, or $18.2, reflecting lower LNG project activity.

The sales backlog for the Equipment business at 30 September 2012 was $450, compared to $334 at 30 September 2011.

Other

Other operating income (loss) primarily includes other expense and income that cannot be directly associated with the business segments, including foreign exchange gains and losses. Also included are LIFO inventory valuation adjustments, as the business segments use FIFO, and the LIFO pool valuation adjustments are not allocated to the business segments. Other also included stranded costs resulting from discontinued operations, as these costs were not reallocated to the businesses in 2012.

2013 vs. 2012
Other operating loss was $4.7, compared to $6.6 in the prior year. The current year includes an unfavorable LIFO adjustment versus the prior year of $11. The prior year loss included stranded costs from discontinued operations of $10.

2012 vs. 2011
Other operating loss was $6.6, compared to $39.3 in the prior year, primarily due to a reduction in stranded costs, a decrease in the LIFO adjustment as a result of decreases in inventory values, and favorable foreign exchange, partially offset by gains on asset sales in the prior year.

RECONCILIATION OF NON-GAAP FINANCIAL MEASURES

The discussion of our annual results includes comparisons to non-GAAP financial measures. The presentation of non-GAAP measures is intended to enhance the usefulness of financial information by removing certain items which management does not believe to be indicative of on-going business trends and allow evaluation of our baseline performance on a comparable basis. Definitions of these non-GAAP measures may not be comparable to similar definitions used by other companies and are not a substitute for similar GAAP measures. Presented below are reconciliations of the reported GAAP results to the non-GAAP measures.

CONSOLIDATED RESULTS

	Continuing Operations					
	Operating Income	Operating Margin (A)	Income	Diluted EPS	Net Income	Diluted EPS
2013 GAAP	**$1,324.4**	**13.0%**	**$1,004.2**	**$4.73**	**$994.2**	**$4.68**
2012 GAAP	**1,282.4**	**13.3%**	**999.2**	**4.66**	**1,167.3**	**5.44**
Change GAAP	$42.0	(30bp)	$5.0	$.07	(173.1)	(.76)
% Change GAAP	3%		1%	2%	(15)%	(14)%
2013 GAAP	$1,324.4	13.0%	$1,004.2	$4.73	$994.2	$4.68
Business restructuring and cost reduction plans (tax impact $73.7)	231.6	2.3%	157.9	.74	157.9	.74
Advisory costs (tax impact $3.7)	10.1	.1%	6.4	.03	6.4	.03
2013 Non-GAAP Measure	**$1,566.1**	**15.4%**	**$1,168.5**	**$5.50**	**$1,158.5**	**$5.45**
2012 GAAP	$1,282.4	13.3%	$999.2	$4.66	$1,167.3	$5.44
Business restructuring and cost reduction plans (tax impact $105.0)	327.4	3.5%	222.4	1.03	222.4	1.03
Customer bankruptcy (tax impact $3.7)	9.8	.1%	6.1	.03	6.1	.03
Gain on previously held equity interest (tax impact $31.3)	(85.9)	(.9)%	(54.6)	(.25)	(54.6)	(.25)
Q1 Spanish tax settlement	—	—%	43.8	.20	43.8	.20
Q2 Spanish tax ruling	—	—%	(58.3)	(.27)	(58.3)	(.27)
2012 Non-GAAP Measure	**$1,533.7**	**16.0%**	**$1,158.6**	**$5.40**	**$1,326.7**	**$6.18**
Change Non-GAAP Measure	$32.4	(60bp)	$9.9	$.10		
% Change Non-GAAP Measure	2%		1%	2%		

	Continuing Operations					
	Operating Income	Operating Margin (A)	Income	Diluted EPS	Net Income	Diluted EPS
2012 GAAP	**$1,282.4**	**13.3%**	**$999.2**	**$4.66**	**$1,167.3**	**$5.44**
2011 GAAP	**1,508.1**	**15.6%**	**1,134.3**	**5.22**	**1,224.2**	**5.63**
Change GAAP	$(225.7)	(230bp)	$(135.1)	$(.56)	$(56.9)	$(.19)
% Change GAAP	(15)%		(12)%	(11)%	(5)%	(3)%
2012 Non-GAAP Measure	**$1,533.7**	**16.0%**	**$1,158.6**	**$5.40**	**$1,326.7**	**$6.18**
2011 GAAP	$1,508.1	15.6%	$1,134.3	$5.22	$1,224.2	$5.63
Net loss on Airgas transaction (tax impact $16.9)	48.5	.5%	31.6	.14	31.6	.14
2011 Non-GAAP Measure	**$1,556.6**	**16.1%**	**$1,165.9**	**$5.36**	**$1,255.8**	**$5.77**
Change Non-GAAP Measure	$(22.9)	(10bp)	$(7.3)	$.04		
% Change Non-GAAP Measure	(1)%		(1)%	1%		

ELECTRONICS AND PERFORMANCE MATERIALS

	YTD Operating Income	YTD Operating Margin (A)
2013 GAAP	**$321.3**	**14.3%**
2012 GAAP	**425.6**	**18.3%**
Change GAAP	$(104.3)	(400bp)
% Change GAAP	(25)%	
2013 GAAP	$321.3	14.3%
2013 Non-GAAP Measure	**$321.3**	**14.3%**
2012 GAAP	$425.6	18.3%
Gain on previously held equity interest	(85.9)	(3.7)%
2012 Non-GAAP Measure	**$339.7**	**14.6%**
Change Non-GAAP Measure	$(18.4)	(30bp)
% Change Non-GAAP Measure	(5)%	

	YTD Operating Income	YTD Operating Margin (A)
2012 GAAP	**$425.6**	**18.3%**
2011 GAAP	**361.1**	**15.8%**
Change GAAP	$64.5	250bp
% Change GAAP	18%	
2012 Non-GAAP Measure	**$339.7**	**14.6%**
2011 GAAP	$361.1	15.8%
2011 Non-GAAP Measure	**$361.1**	**15.8%**
Change Non-GAAP Measure	$(21.4)	(120bp)
% Change Non-GAAP Measure	(6)%	

INCOME TAXES

	Effective Tax Rate		
	2013	2012	2011
Income Tax Provision—GAAP	**$307.9**	**$287.3**	**$375.3**
Income from continuing operations before taxes—GAAP	**$1,350.4**	**$1,312.5**	**$1,546.9**
Effective Tax Rate—GAAP	**22.8%**	**21.9%**	**24.3%**
Income Tax Provision—GAAP	$307.9	$287.3	$375.3
Business restructuring and cost reduction plans tax impact	73.7	105.0	—
Customer bankruptcy tax impact	—	3.7	—
Gain on previously held equity interest tax impact	—	(31.3)	—
Q1 Spanish tax settlement	—	(43.8)	—
Q2 Spanish tax ruling	—	58.3	—
Net loss on Airgas transaction tax impact	—	—	16.9
Advisory costs tax impact	3.7	—	—
Income Tax Provision—Non-GAAP Measure	**$385.3**	**$379.2**	**$392.2**
Income from continuing operations before taxes—GAAP	$1,350.4	$1,312.5	$1,546.9
Business restructuring and cost reduction plans	231.6	327.4	—
Customer bankruptcy	—	9.8	—
Gain on previously held equity interest	—	(85.9)	—
Net loss on Airgas transaction	—	—	48.5
Advisory costs	10.1	—	—
Income from Continuing Operations Before Taxes—Non-GAAP Measure	**$1,592.1**	**$1,563.8**	**$1,595.4**
Effective Tax Rate—Non-GAAP Measure	**24.2%**	**24.2%**	**24.6%**

(A) Operating margin is calculated by dividing operating income by sales.

LIQUIDITY AND CAPITAL RESOURCES

We maintained a strong financial position throughout 2013. We continue to have consistent access to commercial paper markets, and cash flows from operations and financing activities are expected to meet liquidity needs for the foreseeable future.

As of 30 September 2013, we had $438.3 of foreign cash and cash items compared to a total amount of cash and cash items of $450.4. If the foreign cash and cash items are needed for operations in the U.S. or we otherwise elect to repatriate the funds, we may be required to accrue and pay U.S. taxes on a significant portion of these amounts. However, since we have significant current investment plans outside the U.S., it is our intent to permanently reinvest the majority of our foreign cash and cash items outside the U.S. Current financing alternatives do not require the repatriation of foreign funds.

Our cash flows from operating, investing, and financing activities of continuing operations, as reflected in the consolidated statements of cash flows, are summarized in the following table:

	2013	2012	2011
Cash provided by (used for)			
Operating activities	**$1,553.1**	$1,765.1	$1,710.4
Investing activities	**(1,697.0)**	(2,435.2)	(1,169.8)
Financing activities	**115.4**	(78.4)	(484.6)

Operating Activities

For the year ended 2013, cash provided by operating activities was $1,553.1. Income from continuing operations of $1,004.2 reflected the write-down of long-lived assets associated with business restructuring of $100.4. Income from continuing operations is adjusted for other non-cash items that include depreciation and amortization, undistributed earnings of equity affiliates, share-based compensation expense, and noncurrent capital lease receivables. The other adjustments included a use of cash of $300.8 for pension contributions, partially offset by $178.2 of pension and other postretirement expense. The working capital accounts were a use of cash of $207.8. The reduction of accrued liabilities of $130.3 includes $185.8 for payments made in relation to the prior year cost reduction and

business restructuring actions, including the settlement of a long-term take-or-pay silane contract. The current year payments were partially offset by a $69.7 net increase to accrued liabilities for the current year cost reduction and business restructuring actions.

For the year ended 2012, cash provided by operating activities was $1,765.1. Income from continuing operations of $999.2 reflected the non-cash gain on the previously held equity interest in DA NanoMaterials of $85.9, the write-down of long-lived assets associated with restructuring and a customer bankruptcy of $80.2, and a non-cash tax benefit of $58.3 recognized as a result of the second quarter Spanish tax ruling. The working capital accounts were a source of cash of $100.1. The provision for the cost reduction and business restructuring plans resulted in an increase to accrued liabilities of $223.9, partially offset by a use of cash of $32.9 for payments made in relation to these plans.

For the year ended 2011, cash provided by operating activities was $1,710.4. Income from continuing operations of $1,134.3 reflected the non-cash net loss of $48.5 related to the Airgas transaction. We also made cash payments of $156.2 related to the Airgas transaction. The working capital accounts were a use of cash of $114.6, including $107.5 for an increase in inventory primarily to support growth in our Performance Materials business.

Investing Activities

For the year ended 30 September 2013, cash used for investing activities was $1,697.0, primarily driven by capital expenditures for plant and equipment and acquisitions. For the year ended 30 September 2012, cash used for investing activities was $2,435.2, primarily driven by capital expenditures for plant and equipment, acquisitions, and investments in unconsolidated affiliates. Refer to the Capital Expenditures section below for additional detail.

For the year ended 30 September 2011, cash used for investing activities was $1,169.8, primarily driven by capital expenditures for plant and equipment. We received proceeds of $94.7 from the sale of approximately 1.5 million shares of Airgas stock. Refer to Note 6, Airgas Transaction, to the consolidated financial statements for additional information regarding this transaction.

Capital Expenditures

Capital expenditures are detailed in the following table:

	2013	2012	2011
Additions to plant and equipment	**$1,524.2**	$1,521.0	$1,309.3
Acquisitions, less cash acquired	**224.9**	863.4	10.8
Investments in and advances to unconsolidated affiliates	**(1.3)**	175.4	45.8
Capital Expenditures on a GAAP Basis	**$1,747.8**	$2,559.8	$1,365.9
Capital lease expenditures [(A)]	**234.9**	212.2	173.5
Noncurrent liability related to purchase of shares from noncontrolling interests [(A)]	**14.0**	6.3	—
Capital Expenditures on a Non-GAAP Basis	**$1,996.7**	$2,778.3	$1,539.4

(A) We utilize a non-GAAP measure in the computation of capital expenditures and include spending associated with facilities accounted for as capital leases and purchases of noncontrolling interests. Certain contracts associated with facilities that are built to provide product to a specific customer are required to be accounted for as leases, and such spending is reflected as a use of cash within cash provided by operating activities, if the arrangement qualifies as a capital lease. Additionally, the purchase of noncontrolling interests in a subsidiary is accounted for as an equity transaction and will be reflected as a financing activity in the statement of cash flows. The presentation of this non-GAAP measure is intended to enhance the usefulness of information by providing a measure that our management uses internally to evaluate and manage our expenditures.

Capital expenditures on a GAAP basis in 2013 totaled $1,747.8, compared to $2,559.8 in 2012, resulting in a decrease of $812.0, primarily due to the acquisition of Indura S.A. in 2012. Additions to plant and equipment are largely in support of the Merchant Gases and Tonnage Gases businesses. Additions to plant and equipment also included support capital of a routine, ongoing nature, including expenditures for distribution equipment and facility improvements. Spending in 2013 included plant and equipment constructed to provide oxygen for coal gasification in China, hydrogen to the global market, and renewable energy in the U.K.

In 2013, we completed three acquisitions with an aggregate cash use, net of cash acquired, of $224.9. In the fourth quarter, we acquired an air separation unit and integrated gases liquefier in Guiyang, China. During the third quarter, we acquired EPCO, the largest independent U.S. producer of liquid carbon dioxide (CO_2), and WCG.

In 2012, we acquired a controlling stake in Indura S.A. for $690 and E.I. DuPont de Nemours and Co., Inc.'s 50% interest in our joint venture, DA NanoMaterials for $147. We also purchased a 25% equity interest in Abdullah Hashim Industrial Gases & Equipment Co. Ltd. (AHG), an unconsolidated affiliate, for $155 in the third quarter.

Refer to Note 5, Business Combinations, and Note 8, Summarized Financial Information of Equity Affiliates, to the consolidated financial statements for additional details regarding the acquisitions and the investment in AHG.

Capital expenditures on a non-GAAP basis in 2013 totaled $1,996.7 compared to $2,778.3 in 2012. Capital lease expenditures of $234.9 increased by $22.7, reflecting higher project spending.

2014 Outlook
Excluding acquisitions, capital expenditures for new plant and equipment in 2014 on a GAAP basis are expected to be between $1,800 and $1,900, and on a non-GAAP basis are expected to be between $1,900 and $2,100. The non-GAAP capital expenditures include spending associated with facilities accounted for as capital leases, which are expected to be between $100 and $200. The majority of spending is expected in the Tonnage Gases segment, with approximately $1,000 expected for new plants. It is anticipated that capital expenditures will be funded principally with cash from continuing operations. In addition, we intend to continue to evaluate acquisition opportunities and investments in equity affiliates.

Financing Activities
For the year ended 2013, cash provided by financing activities was $115.4. Our borrowings (short- and long-term proceeds, net of repayments) were a net source of cash (issuance) of $927.4 and included $437.7 of net commercial paper and other short-term debt issuances and the issuances of a €300 million ($397) 2.0% Eurobond on 7 August 2013, and a $400.0 senior fixed-rate 2.75% note on 4 February 2013, which were partially offset by the repayment of a $300.0 senior fixed-rate 4.15% note on 1 February 2013. Proceeds from stock option exercises provided cash of $226.4. The primary uses of cash were to purchase 5.7 million shares of treasury stock for $461.6 and to pay dividends of $565.6.

For the year ended 2012, cash used for financing activities was $78.4. Our borrowings (short- and long-term proceeds, net of repayments) were a net source of cash (issuance) of $419.6 and included the issuances of a $400.0 senior fixed-rate 3.0% note on 3 November 2011 and a $400.0 senior fixed-rate 1.2% note on 13 September 2012, which were partially offset by the repayment of a 4.25% Eurobond of $400.3 on 10 April 2012. Proceeds from stock option exercises provided an additional $124.3 source of funds. Dividends paid to shareholders were a use of cash of $514.9.

For the year ended 2011, cash used for financing activities was $484.6. Our borrowings (short- and long-term proceeds, net of repayments) were a net source of cash (issuance) of $457.0 and included $234.3 of net commercial paper and other short-term debt issuances as well as a $350.0 senior fixed-rate 2.0% note, which were partially offset by $156.0 in U.S. medium-term note maturities. Proceeds from stock option exercises provided an additional $148.2 source of funds. Dividends paid to shareholders and the purchase of 7.4 million treasury shares were uses of cash of $456.7 and $649.2, respectively.

Discontinued Operations
For the year ended 2013, cash provided by discontinued operations was $13.1. For the year ended 2012, the sale of our European Homecare business to The Linde Group generated proceeds of $776.6 and is included in discontinued operations in the consolidated statements of cash flows. Refer to Note 3, Discontinued Operations, to the consolidated financial statements for additional information.

Financing and Capital Structure
Capital needs in 2013 were satisfied primarily with cash from operations and the issuance of debt. At the end of 2013, total debt outstanding was $6,273.6 compared to $5,291.9 at the end of 2012, and cash and cash items were $450.4 compared to $454.4 at the end of 2012. Total debt at 30 September 2013 and 2012, expressed as a percentage of total capitalization (total debt plus total equity plus redeemable noncontrolling interest) was 45.3% and 43.0%, respectively.

Proceeds from long-term debt were $927.2. This included the issuance of a $400.0 senior fixed-rate 2.75% note on 4 February 2013 that matures on 3 February 2023, and a €300 million ($397) 2.0% Eurobond was issued on 7 August 2013 that matures on 7 August 2020; both were issued for general corporate purposes. Refer to Note 15, Debt, to the consolidated financial statements for additional information.

On 30 April 2013, we entered into a five-year $2,500.0 revolving credit agreement with a syndicate of banks (the "2013 Credit Agreement"), under which senior unsecured debt is available to both the Company and certain of its subsidiaries. The 2013 Credit Agreement provides a source of liquidity for the Company and supports its commercial paper program. We entered into this agreement to increase the previously existing facility by $330.0, extend the maturity date to 30 April 2018, and modify the financial covenant. The Company's only financial covenant is a

maximum ratio of total debt to total capitalization of 70%. No borrowings were outstanding under the 2013 Credit Agreement as of 30 September 2013.

The 2013 Credit Agreement terminates and replaces the Company's $2,170.0 revolving credit agreement dated 8 July 2010, as subsequently amended, which was to mature 30 June 2015 and had a financial covenant of long-term debt divided by the sum of long-term debt plus equity of no greater than 60%. No borrowings were outstanding under the previous agreement at the time of its termination, and no early termination penalties were incurred.

Effective 11 June 2012, we entered into an offshore Chinese Renminbi (RMB) syndicated credit facility of RMB1,000.0 million ($163.5), maturing in June 2015. There are RMB250.0 million ($40.9) in outstanding borrowings under this commitment at 30 September 2013. Additional commitments totaling $383.0 are maintained by our foreign subsidiaries, of which $309.0 was borrowed and outstanding at 30 September 2013.

An acquisition financing facility was arranged with Banco Santander, Chile to provide the initial financing required for the Indura S.A. business combination. This was a Chilean Peso (CLP) committed credit facility with a total commitment amount of CLP390 billion ($778). Of this facility, CLP347 billion ($693) was drawn on 3 July 2012 to fund the business combination and related expenses, and the balance of the commitment was cancelled. This facility was fully repaid on 2 August 2012, primarily with proceeds from U.S. commercial paper issuance. A portion of this commercial paper was subsequently refinanced with the $400.0 senior fixed-rate 1.2% note issued on 13 September 2012 that matures on 15 October 2017.

As of 30 September 2013, we are in compliance with all of the financial and other covenants under our debt agreements.

As of 30 September 2013, we classified $400.0 of commercial paper as long-term debt because we have the ability to refinance the debt under our $2,500.0 committed credit facility maturing in 2018. Our current intent is to refinance this debt via the U.S. public or private placement markets.

On 15 September 2011, the Board of Directors authorized the repurchase of up to $1,000 of our outstanding common stock. During fiscal year 2013, 5.7 million of our outstanding shares were purchased at a cost of $461.6. At 30 September 2013, $485.3 in share repurchase authorization remains.

2014 Outlook

Cash flows from operations and financing activities are expected to meet liquidity needs for the foreseeable future. We project a modest need to access the long-term debt markets in 2014, primarily to refinance commercial paper. We expect that we will continue to be in compliance with all of our financial covenants. Also, we anticipate that we will continue to be able to access the commercial paper and other short-term debt markets.

Dividends

On 21 March 2013, the Board of Directors increased the quarterly cash dividend from $.64 per share to $.71 per share. Dividends are declared by the Board of Directors and are usually paid during the sixth week after the close of the fiscal quarter.

CONTRACTUAL OBLIGATIONS

We are obligated to make future payments under various contracts, such as debt agreements, lease agreements, unconditional purchase obligations, and other long-term obligations. The following table summarizes our obligations as of 30 September 2013:

		Payments Due By Period					
	Total	2014	2015	2016	2017	2018	Thereafter
Long-term debt obligations							
Debt maturities	$5,564	$907	$453	$433	$454	$440	$2,877
Contractual interest	714	126	111	99	79	62	237
Capital leases	2	1	1	—	—	—	—
Operating leases	286	69	50	36	25	20	86
Pension obligations	593	95	85	95	100	100	118
Unconditional purchase obligations	1,470	821	104	104	80	65	296
Discontinued operations	148	148	—	—	—	—	—
Total Contractual Obligations	$8,777	$2,167	$804	$767	$738	$687	$3,614

Long-Term Debt Obligations
The long-term debt obligations include the maturity payments of long-term debt, including current portion, and the related contractual interest obligations. Refer to Note 15, Debt, to the consolidated financial statements for additional information on long-term debt.

Contractual interest is the interest we are contracted to pay on the long-term debt obligations without taking into account the interest impact of interest rate swaps related to any of this debt, which at current interest rates would slightly decrease contractual interest. We had $1,454 of long-term debt subject to variable interest rates at 30 September 2013, excluding fixed-rate debt that has been swapped to variable-rate debt. The rate assumed for the variable interest component of the contractual interest obligation was the rate in effect at 30 September 2013. Variable interest rates are primarily determined by interbank offer rates and by U.S. short-term tax-exempt interest rates.

Leases
Refer to Note 12, Leases, to the consolidated financial statements for additional information on capital and operating leases.

Pension Obligations
The amounts in the table above represent the current estimated cash payments to be made by us that in total equal the recognized pension liabilities. Refer to Note 16, Retirement Benefits, to the consolidated financial statements. These payments are based upon the current valuation assumptions and regulatory environment.

The total accrued liability for pension benefits is impacted by interest rates, plan demographics, actual return on plan assets, continuation or modification of benefits, and other factors. Such factors can significantly impact the amount of the liability and related contributions.

Unconditional Purchase Obligations
Approximately $700 of our long-term unconditional purchase obligations relate to feedstock supply for numerous HyCO (hydrogen, carbon monoxide, and syngas) facilities. The price of feedstock supply is principally related to the price of natural gas. However, long-term take-or-pay sales contracts to HyCO customers are generally matched to the term of the feedstock supply obligations and provide recovery of price increases in the feedstock supply. Due to the matching of most long-term feedstock supply obligations to customer sales contracts, we do not believe these purchase obligations would have a material effect on our financial condition or results of operations. Refer to Note 17, Commitments and Contingencies, to the consolidated financial statements for additional information on our unconditional purchase obligations.

The unconditional purchase obligations also include other product supply and purchase commitments and electric power and natural gas supply purchase obligations, which are primarily pass-through contracts with our customers. In addition, purchase commitments to spend approximately $625 for additional plant and equipment are included in the unconditional purchase obligations in 2014.

We also purchase materials, energy, capital equipment, supplies, and services as part of the ordinary course of business under arrangements that are not unconditional purchase obligations. The majority of such purchases are for raw materials and energy, which are obtained under requirements-type contracts at market prices. In total, we purchase approximately $7.7 billion annually, including the unconditional purchase obligations in the table above.

Income Tax Liabilities
Noncurrent deferred income tax liabilities as of 30 September 2013 were $827.2. Tax liabilities related to unrecognized tax benefits as of 30 September 2013 were $124.3. These tax liabilities were excluded from the Contractual Obligations table, as it is impractical to determine a cash impact by year given that payments will vary according to changes in tax laws, tax rates, and our operating results. In addition, there are uncertainties in timing of the effective settlement of our uncertain tax positions with respective taxing authorities. Refer to Note 22, Income Taxes, to the consolidated financial statements for additional information.

Discontinued Operations
Payables and accrued liabilities as of 30 September 2013 include $148 for the contingent proceeds related to the sale of our Homecare business. Refer to Note 3, Discontinued Operations, to the consolidated financial statements for additional information.

Put Options

We currently have outstanding put option agreements with other shareholders of our Air Products San Fu Company, Ltd. and Indura S.A. subsidiaries. The put options give the shareholders the right to sell stock in the subsidiaries based on pricing terms in the agreements. Refer to Note 17, Commitments and Contingencies, to the consolidated financial statements for additional information. Due to the uncertainty of whether these options would be exercised and the related timing, we excluded the potential payments from the Contractual Obligations table.

PENSION BENEFITS

We sponsor defined benefit pension plans that cover a substantial portion of our worldwide employees. The principal defined benefit pension plans—the U.S. salaried pension plan and the U.K. pension plan—were closed to new participants in 2005 and were replaced with defined contribution plans. Over the long run, the shift to defined contribution plans is expected to reduce volatility of both plan expense and contributions.

For 2013, the fair market value of pension plan assets for our defined benefit plans as of the measurement date increased to $3,800.8 from $3,239.1 in 2012. The projected benefit obligation for these plans as of the measurement date was $4,394.0 and $4,486.5 in 2013 and 2012, respectively. Refer to Note 16, Retirement Benefits, to the consolidated financial statements for comprehensive and detailed disclosures on our postretirement benefits.

Pension Expense

	2013	2012	2011
Pension expense	**$169.7**	$120.4	$114.1
Special terminations, settlements, and curtailments (included above)	**19.8**	8.2	1.3
Weighted average discount rate	**4.0%**	5.0%	5.0%
Weighted average expected rate of return on plan assets	**7.7%**	8.0%	8.0%
Weighted average expected rate of compensation increase	**3.8%**	3.9%	4.0%

2013 vs. 2012

The increase in pension expense, excluding special items, was primarily attributable to the 100 bp decrease in weighted average discount rate, resulting in higher amortization of actuarial losses. The increase was partially offset by a higher expected return on plan assets and contributions in 2013. Special items of $19.8 primarily included $12.4 for pension settlement losses and $6.9 for special termination benefits relating to the 2013 business restructuring and cost reduction plan.

2012 vs. 2011

Pension expense in 2012, excluding special items, was comparable to 2011 expense as a result of no change in the weighted average discount rate from year to year.

2014 Outlook

Pension expense is estimated to be approximately $140 to $145, excluding special items, in 2014, a decrease of $5 to $10 from 2013, resulting primarily from an increase in discount rates, partially offset by unfavorable impacts associated with changes in mortality and inflation assumptions. Pension settlement losses of $10 to $25 are expected, dependent on the timing of retirements. In 2014, pension expense will include approximately $118 for amortization of actuarial losses compared to $143 in 2013. Net actuarial gains of $370.4 were recognized in 2013, resulting primarily from an approximately 65 bp increase in the weighted average discount rate as well as actual asset returns above expected returns. Actuarial gains/losses are amortized into pension expense over prospective periods to the extent they are not offset by future gains or losses. Future changes in the discount rate and actual returns on plan assets, different from expected returns, would impact the actuarial gains/losses and resulting amortization in years beyond 2014.

Pension Funding

Pension funding includes both contributions to funded plans and benefit payments for unfunded plans, which are primarily non-qualified plans. With respect to funded plans, our funding policy is that contributions, combined with appreciation and earnings, will be sufficient to pay benefits without creating unnecessary surpluses.

In addition, we make contributions to satisfy all legal funding requirements while managing our capacity to benefit from tax deductions attributable to plan contributions. With the assistance of third party actuaries, we analyze the liabilities and demographics of each plan, which help guide the level of contributions. During 2013 and 2012, our cash contributions to funded plans and benefit payments for unfunded plans were $300.8 and $76.4, respectively. Contributions for 2013 include voluntary contributions for U.S. plans of $220.0.

For 2014, cash contributions to defined benefit plans, including benefit payments for unfunded plans, are estimated to be $80 to $100. Contributions to unfunded plans are dependent upon the timing of retirements. Actual future contributions will depend on future funding legislation, discount rates, investment performance, plan design, and various other factors. Refer to the Contractual Obligations discussion on page 34 for a projection of future contributions.

ENVIRONMENTAL MATTERS

We are subject to various environmental laws and regulations in the countries in which we have operations. Compliance with these laws and regulations results in higher capital expenditures and costs. In the normal course of business, we are involved in proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA: the federal Superfund law); Resource Conservation and Recovery Act (RCRA); and similar state and foreign environmental laws relating to the designation of certain sites for investigation or remediation. Our accounting policy for environmental expenditures is discussed in Note 1, Major Accounting Policies, to the consolidated financial statements, and environmental loss contingencies are discussed in Note 17, Commitments and Contingencies, to the consolidated financial statements.

The amounts charged to income from continuing operations related to environmental matters totaled $37.1, $44.7, and $34.0 in 2013, 2012, and 2011, respectively. These amounts represent an estimate of expenses for compliance with environmental laws and activities undertaken to meet internal Company standards. Future costs are not expected to be materially different from these amounts. Refer to Note 17, Commitments and Contingencies, to the consolidated financial statements for additional information.

Although precise amounts are difficult to determine, we estimate that we spent $4 in both 2013 and 2012 on capital projects to control pollution. Capital expenditures to control pollution in future years are estimated to be approximately $4 in both 2014 and 2015.

We accrue environmental investigatory and remediation costs for identified sites when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. The potential exposure for such costs is estimated to range from $86 to a reasonably possible upper exposure of $100. The consolidated balance sheets at 30 September 2013 and 2012 included an accrual of $86.7 and $87.5, respectively. The accrual for the environmental obligations relating to the Pace, Florida; Piedmont, South Carolina; Paulsboro, New Jersey; and Pasadena, Texas, locations is included in these amounts. Refer to Note 17, Commitments and Contingencies, to the consolidated financial statements for further details on these facilities.

Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Subject to the imprecision in estimating future environmental costs, we do not expect that any sum we may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse impact on our financial position or results of operations in any one year.

Some of our operations are within jurisdictions that have or are developing regulations governing emissions of greenhouse gases (GHG). These include existing and expanding coverage under the European Union Emissions Trading Scheme and California's cap and trade scheme; mandatory reporting and reductions at manufacturing facilities in Alberta, Canada; and mandatory reporting and anticipated constraints on GHG emissions in Ontario, Canada, and South Korea. In addition, the U.S. Environmental Protection Agency is regulating GHG emissions for new construction and major modifications to existing facilities. At the U.S. state level, California's cap and trade program rules have been officially adopted, and our compliance obligation as a hydrogen producer began 1 January 2013. We have been able to mitigate some of the costs through our contractual terms.

Increased public awareness and concern may result in more international, U.S. federal, and/or regional requirements to reduce or mitigate the effects of GHG. Although uncertain, these developments could increase our costs related to consumption of electric power, hydrogen production, and fluorinated gases production. We believe we will be able to mitigate some of the potential costs through our contractual terms, but the lack of definitive legislation or regulatory requirements in some of the jurisdictions where we operate prevents accurate prediction of the long-term impact on us. Any legislation that limits or taxes GHG emissions from our facilities could impact our growth by increasing our operating costs or reducing demand for certain of our products.

Regulation of GHG may also produce new opportunities for us. We continue to develop technologies to help our facilities and our customers lower energy consumption, improve efficiency, and lower emissions. We are also

developing a portfolio of technologies that capture carbon dioxide from power and chemical plants before it reaches the atmosphere, enable cleaner transportation fuels, and facilitate alternate fuel source development. In addition, the potential demand for clean coal and our carbon capture solutions could increase demand for oxygen, one of our main products, and our proprietary technology for delivering low-cost oxygen.

OFF-BALANCE SHEET ARRANGEMENTS

We have entered into certain guarantee agreements as discussed in Note 17, Commitments and Contingencies, to the consolidated financial statements. We are not a primary beneficiary in any material variable interest entity. Our off-balance sheet arrangements are not reasonably likely to have a material impact on financial condition, changes in financial condition, results of operations, or liquidity.

RELATED PARTY TRANSACTIONS

Our principal related parties are equity affiliates operating primarily in the industrial gas business. We did not engage in any material transactions involving related parties that included terms or other aspects that differ from those which would be negotiated at arm's length with clearly independent parties.

INFLATION

We operate in many countries that experience volatility in inflation and foreign exchange rates. The ability to pass on inflationary cost increases is an uncertainty due to general economic conditions and competitive situations. It is estimated that the cost of replacing our plant and equipment today is greater than its historical cost. Accordingly, depreciation expense would be greater if the expense were stated on a current cost basis.

CRITICAL ACCOUNTING POLICIES AND ESTIMATES

Note 1, Major Accounting Policies, to the consolidated financial statements describes our major accounting policies. Judgments and estimates of uncertainties are required in applying our accounting policies in many areas. However, application of the critical accounting policies discussed below requires management's significant judgments, often as the result of the need to make estimates of matters that are inherently uncertain. If actual results were to differ materially from the estimates made, the reported results could be materially affected. Our management has reviewed these critical accounting policies and estimates and related disclosures with our audit committee.

Depreciable Lives of Plant and Equipment

Net plant and equipment at 30 September 2013 totaled $8,974.0, and depreciation expense totaled $864.7 during 2013. Plant and equipment is recorded at cost and depreciated using the straight-line method, which deducts equal amounts of the cost of each asset from earnings every year over its estimated economic useful life.

Economic useful life is the duration of time an asset is expected to be productively employed by us, which may be less than its physical life. Assumptions on the following factors, among others, affect the determination of estimated economic useful life: wear and tear, obsolescence, technical standards, contract life, market demand, competitive position, raw material availability, and geographic location.

The estimated economic useful life of an asset is monitored to determine its appropriateness, especially in light of changed business circumstances. For example, changes in technology, changes in the estimated future demand for products, or excessive wear and tear may result in a shorter estimated useful life than originally anticipated. In these cases, we would depreciate the remaining net book value over the new estimated remaining life, thereby increasing depreciation expense per year on a prospective basis. Likewise, if the estimated useful life is increased, the adjustment to the useful life decreases depreciation expense per year on a prospective basis.

We have numerous long-term customer supply contracts, particularly in the gases on-site business within the Tonnage Gases segment. These contracts principally have initial contract terms of 15 to 20 years. There are also long-term customer supply contracts associated with the tonnage gases business within the Electronics and Performance Materials segment. These contracts principally have initial terms of 10 to 15 years. Additionally, we have several customer supply contracts within the Equipment and Energy segment with contract terms that are primarily 5 to 10 years. The depreciable lives of assets within this segment can be extended to 20 years for certain redeployable assets. Depreciable lives of the production assets related to long-term contracts are matched to the contract lives. Extensions to the contract term of supply frequently occur prior to the expiration of the initial term. As contract terms are extended, the depreciable life of the remaining net book value of the production assets is adjusted to match the new contract term, as long as it does not exceed the economic life of the asset.

The depreciable lives of production facilities within the Merchant Gases segment are principally 15 years. Customer contracts associated with products produced at these types of facilities typically have a much shorter term. The depreciable lives of production facilities within the Electronics and Performance Materials segment, where there is not an associated long-term supply agreement, range from 10 to 15 years. These depreciable lives have been determined based on historical experience combined with judgment on future assumptions such as technological advances, potential obsolescence, competitors' actions, etc. Management monitors its assumptions and may potentially need to adjust depreciable life as circumstances change.

A change in the depreciable life by one year for production facilities within the Merchant Gases and Electronics and Performance Materials segments for which there is not an associated long-term customer supply agreement would impact annual depreciation expense as summarized below:

	Decrease Life By 1 Year	Increase Life By 1 Year
Merchant Gases	$30	$(20)
Electronics and Performance Materials	$16	$(10)

Impairment of Assets

Plant and Equipment

Plant and equipment held for use is grouped for impairment testing at the lowest level for which there are identifiable cash flows. Impairment testing of the asset group occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. Such circumstances would include a significant decrease in the market value of a long-lived asset grouping, a significant adverse change in the manner in which the asset grouping is being used or in its physical condition, a history of operating or cash flow losses associated with the use of the asset grouping, or changes in the expected useful life of the long-lived assets.

If such circumstances are determined to exist, an estimate of undiscounted future cash flows produced by that asset group is compared to the carrying value to determine whether impairment exists. If an asset group is determined to be impaired, the loss is measured based on the difference between the asset group's fair value and its carrying value. An estimate of the asset group's fair value is based on the discounted value of its estimated cash flows. Assets to be disposed of by sale are reported at the lower of carrying amount or fair value less cost to sell.

The assumptions underlying cash flow projections represent management's best estimates at the time of the impairment review. Factors that management must estimate include industry and market conditions, sales volume and prices, costs to produce, inflation, etc. Changes in key assumptions or actual conditions that differ from estimates could result in an impairment charge. We use reasonable and supportable assumptions when performing impairment reviews and cannot predict the occurrence of future events and circumstances that could result in impairment charges.

Goodwill

The acquisition method of accounting for business combinations currently requires us to make use of estimates and judgments to allocate the purchase price paid for acquisitions to the fair value of the net tangible and identifiable intangible assets. Goodwill represents the excess of the aggregate purchase price over the fair value of net assets of an acquired entity. Goodwill, including goodwill associated with equity affiliates of $126.4, was $1,780.2 as of 30 September 2013. The majority of our goodwill is assigned to reporting units within the Merchant Gases and Electronics and Performance Materials segments. Goodwill increased in 2013, primarily as a result of the EPCO and WCG acquisitions in Merchant Gases during the third quarter. Disclosures related to goodwill are included in Note 10, Goodwill, to the consolidated financial statements.

We perform an impairment test annually in the fourth quarter of the fiscal year. In addition, goodwill would be tested more frequently if changes in circumstances or the occurrence of events indicated that potential impairment exists. The tests are done at the reporting unit level, which is defined as one level below the operating segment for which discrete financial information is available and whose operating results are reviewed by segment managers regularly. Currently, we have four business segments and thirteen reporting units. Reporting units are primarily based on products and geographic locations within each business segment.

As part of the goodwill impairment testing, and as permitted under the accounting guidance, we have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying value. If we choose not to complete a qualitative assessment for a given reporting unit, or if the

initial assessment indicates that it is more likely than not that the carrying value of a reporting unit exceeds its estimated fair value, additional quantitative testing is required.

The first step of the quantitative test requires that we compare the fair value of business reporting units to carrying value, including assigned goodwill. To determine the fair value of a reporting unit, we primarily use an income approach valuation model, representing the present value of future cash flows. Our valuation model uses a five-year growth period for the business and an estimated exit trading multiple. Management has determined the income approach valuation model represents the most appropriate valuation methodology due to the capital-intensive nature of the business, long-term contractual nature of the business, relatively consistent cash flows generated by our reporting units, and limited comparables within the industry. The principal assumptions utilized in our income approach valuation model include revenue growth rate, operating profit margins, discount rate, and exit multiple. Revenue growth rate and operating profit assumptions are consistent with those utilized in our operating plan and long-term financial planning process. The discount rate assumption is calculated based upon an estimated weighted-average cost of capital, which includes factors such as the risk-free rate of return, cost of debt, and expected equity premiums. The exit multiple is determined from comparable industry transactions. Also, the expected cash flows consider the customer attrition rate assumption, which is based on historical experience and current and future expected market conditions. Management judgment is required in the determination of each assumption utilized in the valuation model, and actual results could differ from the estimates.

If the first step of the quantitative test indicates potential impairment, the implied fair value of a reporting unit's goodwill would be compared to its carrying amount. If the carrying amount of the goodwill was greater than its implied fair value, an impairment loss would be recorded.

During 2013, there were no events or changes in circumstances identified that warranted interim goodwill impairment testing. In the fourth quarter of 2013, we conducted the required annual test of goodwill for impairment utilizing the quantitative approach. We determined that the fair value of each of the reporting units substantially exceeded its carrying value, and therefore there were no indications of impairment.

Intangible Assets
Intangible assets with determinable lives at 30 September 2013 totaled $626.7 and consisted primarily of customer relationships, purchased patents and technology, and land use rights. These intangible assets are tested for impairment as part of the long-lived asset grouping impairment tests. Impairment testing of the asset group occurs whenever events or changes in circumstances indicate that the carrying amount of the assets may not be recoverable. See the impairment discussion above under Plant and Equipment for a description of how impairment losses are determined.

Indefinite-lived intangible assets at 30 September 2013 totaled $90.6 and consisted of trade names and trademarks. Indefinite-lived intangibles are subject to impairment testing at least annually or more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists. The impairment test for indefinite-lived intangible assets encompasses calculating the fair value of an indefinite-lived intangible asset and comparing the fair value to its carrying value. If the carrying value exceeds the fair value, an impairment loss is recorded. We have the option to first assess qualitative factors to determine whether it is more likely than not that the fair value of an indefinite-lived intangible is less than its carrying value prior to performing the additional quantitative testing. To determine fair value, we utilize an income approach, the royalty savings method. This method values an intangible asset by estimating the royalties saved through ownership of the asset.

In the fourth quarter of 2013, we conducted the required annual impairment test utilizing the quantitative approach and determined that the fair value of each indefinite-lived intangible asset exceeded its carrying value.

Equity Investments
Investments in and advances to equity affiliates totaled $1,195.5 at 30 September 2013. The majority of our investments are non-publicly traded ventures with other companies in the industrial gas business. Summarized financial information of equity affiliates is included in Note 8, Summarized Financial Information of Equity Affiliates, to the consolidated financial statements. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable.

In the event that a decline in fair value of an investment occurs, and the decline in value is considered to be other than temporary, an impairment loss would be recognized. Management's estimate of fair value of an investment is based on estimated discounted future cash flows expected to be generated by the investee. Changes in key

assumptions about the financial condition of an investee or actual conditions that differ from estimates could result in an impairment charge.

Income Taxes

We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities measured using the enacted tax rate. At 30 September 2013, accrued income taxes and net deferred tax liabilities amounted to $63.0 and $662.7, respectively. Tax liabilities related to uncertain tax positions as of 30 September 2013 were $124.3, excluding interest and penalties. Income tax expense for the year ended 30 September 2013 was $307.9. Disclosures related to income taxes are included in Note 22, Income Taxes, to the consolidated financial statements.

Management judgment is required in determining income tax expense and the related balance sheet amounts. Judgments are required concerning the ultimate outcome of tax contingencies and the realization of deferred tax assets.

Actual income taxes paid may vary from estimates, depending upon changes in income tax laws, actual results of operations, and the final audit of tax returns by taxing authorities. Tax assessments may arise several years after tax returns have been filed. We believe that our recorded tax liabilities adequately provide for these assessments.

Deferred tax assets are recorded for operating losses and tax credit carryforwards. However, when there are not sufficient sources of future taxable income to realize the benefit of the operating losses or tax credit carryforwards, these deferred tax assets are reduced by a valuation allowance. A valuation allowance is recognized if, based on the weight of available evidence, it is considered more likely than not that some portion or all of the deferred tax asset will not be realized. The factors used to assess the likelihood of realization include forecasted future taxable income and available tax planning strategies that could be implemented to realize or renew net deferred tax assets in order to avoid the potential loss of future tax benefits. The effect of a change in the valuation allowance is reported in the income tax expense.

A 1% point increase/decrease in our effective tax rate would decrease/increase net income by approximately $14.

Pension and Other Postretirement Benefits

The amounts recognized in the consolidated financial statements for pension and other postretirement benefits are determined on an actuarial basis utilizing numerous assumptions. The discussion that follows provides information on the significant assumptions and expense associated with the defined benefit plans.

Actuarial models are used in calculating the expense and liability related to the various defined benefit plans. These models have an underlying assumption that the employees render service over their service lives on a relatively consistent basis; therefore, the expense of benefits earned should follow a similar pattern.

Several assumptions and statistical variables are used in the models to calculate the expense and liability related to the plans. We determine assumptions about the discount rate, the expected rate of return on plan assets, and the rate of compensation increase. Note 16, Retirement Benefits, to the consolidated financial statements includes disclosure of these rates on a weighted-average basis for both the domestic and international plans. The actuarial models also use assumptions about demographic factors such as retirement age, mortality, and turnover rates. We believe the actuarial assumptions are reasonable. However, actual results could vary materially from these actuarial assumptions due to economic events and different rates of retirement, mortality, and turnover.

One of the critical assumptions used in the actuarial models is the discount rate. This rate reflects the prevailing market rate for high-quality, fixed-income debt instruments with maturities corresponding to the expected timing of benefit payments as of the annual measurement date for each of the various plans. The timing and amount of the expected benefit payments are matched against the returns of high-quality corporate bonds over the same time period to determine an overall effective discount rate. The rate is used to discount the future cash flows of benefit obligations back to the measurement date. This rate will change from year-to-year based on market conditions that affect corporate bond yields. A higher discount rate decreases the present value of the benefit obligations and results in lower pension expense. A 50 bp increase/decrease in the discount rate decreases/increases pension expense by approximately $30 per year.

The expected rate of return on plan assets represents the average rate of return to be earned by plan assets over the period that the benefits included in the benefit obligation are to be paid. The expected return on plan assets assumption is based on a weighted average of estimated long-term returns of major asset classes and the historical

performance of plan assets. In determining asset class returns, we take into account historical long-term returns and the value of active management, as well as the interest rate environment. Asset allocation is determined based on long-term return, volatility and correlation characteristics of the asset classes, the profiles of the plans' liabilities, and acceptable levels of risk. Lower returns on the plan assets result in higher pension expense. A 50 bp increase/ decrease in the estimated rate of return on plan assets decreases/increases pension expense by approximately $18 per year.

We use a market-related valuation method for recognizing certain investment gains or losses for our significant pension plans. Investment gains or losses are the difference between the expected and actual return based on plan assets. The expected return on plan assets is determined based on a market-related value of plan assets, which is a calculated value that recognizes investment gains and losses in fair value related to equities over a five-year period from the year in which they occur, which reduces year-to-year volatility. The market-related value for fixed income investments is the actual fair value. Expense in future periods will be impacted as gains or losses are recognized in the market-related value of assets.

The expected rate of compensation increase is another key assumption. We determine this rate based on review of the underlying long-term salary increase trend characteristic of labor markets and historical experience, as well as comparison to peer companies. A 50 bp increase/decrease in the expected rate of compensation increases/ decreases pension expense by approximately $16 per year.

Loss Contingencies

In the normal course of business we encounter contingencies, i.e., situations involving varying degrees of uncertainty as to the outcome and effect on us. We accrue a liability for loss contingencies when it is considered probable that a liability has been incurred and the amount of loss can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued.

Contingencies include those associated with litigation and environmental matters, for which our accounting policy is discussed in Note 1, Major Accounting Policies, to the consolidated financial statements, and particulars are provided in Note 17, Commitments and Contingencies, to the consolidated financial statements. Significant judgment is required in both determining probability and whether the amount of loss associated with a contingency can be reasonably estimated. These determinations are made based on the best available information at the time. As additional information becomes available, we reassess probability and estimates of loss contingencies. Revisions in the estimates associated with loss contingencies could have a significant impact on our results of operations in the period in which an accrual for loss contingencies is recorded or adjusted. For example, due to the inherent uncertainties related to environmental exposures, a significant increase to environmental liabilities could occur if a new site is designated, the scope of remediation is increased, or our proportionate share is increased. Similarly, a future charge for regulatory fines or damage awards associated with litigation could have a significant impact on our net income in the period in which it is recorded.

NEW ACCOUNTING GUIDANCE

See Note 2, New Accounting Guidance, to the consolidated financial statements for information concerning the implementation and impact of new accounting guidance.

FORWARD-LOOKING STATEMENTS

This Management's Discussion and Analysis contains "forward-looking statements" within the safe harbor provisions of the Private Securities Litigation Reform Act of 1995, including statements about earnings guidance and business outlook. These forward-looking statements are based on management's reasonable expectations and assumptions as of the date of this release. Actual performance and financial results may differ materially from projections and estimates expressed in the forward-looking statements because of many factors not anticipated by management, including, without limitation, weakening or reversal of global or regional economic recovery; future financial and operating performance of major customers; unanticipated contract terminations or customer cancellations or postponement of projects and sales; the impact of competitive products and pricing; interruption in ordinary sources of supply of raw materials; unanticipated asset impairments or losses; the impact of price fluctuations in natural gas; the ability to recover unanticipated increased energy and raw material costs from customers; costs and outcomes of litigation or regulatory investigations; the impact of management and organizational changes, including the chief executive officer search; the success of productivity programs; the timing, impact, and other uncertainties of future

acquisitions or divestitures; significant fluctuations in interest rates and foreign currencies from that currently anticipated; political risks, including the risks of unanticipated government actions that may result in project delays, cancellations or expropriations; the impact of changes in environmental, tax or other legislation and regulations in jurisdictions in which the Company and its affiliates operate; the impact on the effective tax rate of changes in the mix of earnings among our U.S. and international operations; and other risk factors described in Section 1A. The Company disclaims any obligation or undertaking to disseminate any updates or revisions to any forward-looking statements contained in this document to reflect any change in the Company's assumptions, beliefs or expectations or any change in events, conditions, or circumstances upon which any such forward-looking statements are based.

ITEM 7A. QUANTITATIVE AND QUALITATIVE DISCLOSURES ABOUT MARKET RISK

Our earnings, cash flows, and financial position are exposed to market risks relating to fluctuations in interest rates and foreign currency exchange rates. It is our policy to minimize our cash flow exposure to adverse changes in currency exchange rates and to manage the financial risks inherent in funding with debt capital.

We address these financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. Counterparties to all derivative contracts are major financial institutions, thereby minimizing the risk of credit loss. All instruments are entered into for other than trading purposes. For details on the types and use of these derivative instruments and the major accounting policies, see Note 1, Major Accounting Policies, and Note 13, Financial Instruments, to the consolidated financial statements, for additional information. Additionally, we mitigate adverse energy price impacts through our cost pass-through contracts with customers and price increases.

Our derivative and other financial instruments consist of long-term debt (including current portion), interest rate swaps, cross currency interest rate swaps, and foreign exchange-forward contracts. The net market value of these financial instruments combined is referred to below as the net financial instrument position and is disclosed in Note 14, Fair Value Measurements, to the consolidated financial statements.

At 30 September 2013 and 2012, the net financial instrument position was a liability of $5,719.5 and $4,925.1, respectively. The increase in the net financial instrument position was due primarily to the impact of a higher book value of long-term debt (excluding exchange rate impacts). The increase in book value was primarily driven by the issuance of a 2.0% Eurobond for €300.0 million ($397.0) on 7 August 2013 that matures on 7 August 2020 and the classification of $400.0 of commercial paper as long-term debt due to our ability and intent to refinance the debt under our $2,500.0 committed credit facility maturing in 2018.

The analysis below presents the sensitivity of the market value of our financial instruments to selected changes in market rates and prices. Market values are the present value of projected future cash flows based on the market rates and prices chosen. The market values for interest rate risk and foreign currency risk are calculated by us using a third-party software model that utilizes standard pricing models to determine the present value of the instruments based on market conditions (interest rates, spot and forward exchange rates, and implied volatilities) as of the valuation date.

Interest Rate Risk

Our debt portfolio, including swap agreements, as of 30 September 2013 primarily comprised debt denominated in U.S. dollars (52%) and Euros (28%), including the effect of currency swaps. This debt portfolio is composed of 54% fixed-rate debt and 46% variable-rate debt. Changes in interest rates have different impacts on the fixed- and variable-rate portions of our debt portfolio. A change in interest rates on the fixed portion of the debt portfolio impacts the net financial instrument position but has no impact on interest incurred or cash flows. A change in interest rates on the variable portion of the debt portfolio impacts the interest incurred and cash flows but does not impact the net financial instrument position.

The sensitivity analysis related to the fixed portion of our debt portfolio assumes an instantaneous 100 bp move in interest rates from the level at 30 September 2013, with all other variables held constant. A 100 bp increase in market interest rates would result in a decrease of $143 and $150 in the net liability position of financial instruments at 30 September 2013 and 2012, respectively. A 100 bp decrease in market interest rates would result in an increase of $154 and $162 in the net liability position of financial instruments at 30 September 2013 and 2012, respectively.

Based on the variable-rate debt included in our debt portfolio, including the interest rate swap agreements, a 100 bp increase in interest rates would result in an additional $29 and $26 of interest incurred per year at the end of 30 September 2013 and 2012, respectively. A 100 bp decline in interest rates would lower interest incurred by $29 and $26 per year at 30 September 2013 and 2012, respectively.

Foreign Currency Exchange Rate Risk

The sensitivity analysis assumes an instantaneous 10% change in the foreign currency exchange rates from their levels at 30 September 2013 and 2012, with all other variables held constant. A 10% strengthening or weakening of the functional currency of an entity versus all other currencies would result in a decrease or increase, respectively, of $295 and $274 in the net liability position of financial instruments at 30 September 2013 and 2012, respectively.

The primary currencies for which we have exchange rate exposure are the U.S. dollar versus the Euro and the Euro versus the Pound Sterling. Foreign currency debt, cross currency interest rate swaps, and foreign exchange-forward contracts are used in countries where we do business, thereby reducing our net asset exposure. Foreign exchange-forward contracts are also used to hedge our firm and highly anticipated foreign currency cash flows. Thus, there is either an asset/liability or cash flow exposure related to all of the financial instruments in the above sensitivity analysis for which the impact of a movement in exchange rates would be in the opposite direction and materially equal to the impact on the instruments in the analysis.

ITEM 8. FINANCIAL STATEMENTS AND SUPPLEMENTARY DATA

MANAGEMENT'S REPORT ON INTERNAL CONTROL OVER FINANCIAL REPORTING

Air Products' management is responsible for establishing and maintaining adequate internal control over financial reporting. Our internal control over financial reporting, which is defined in the following sentences, is a process designed to provide reasonable assurance regarding the reliability of our financial reporting and the preparation of financial statements for external purposes in accordance with U.S. generally accepted accounting principles and includes those policies and procedures that:

(i) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the Company;
(ii) provide reasonable assurance that the transactions are recorded as necessary to permit preparation of financial statements in accordance with U.S. generally accepted accounting principles, and that receipts and expenditures of the Company are being made only in accordance with authorizations of management and directors of the Company; and
(iii) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of the Company's assets that could have a material effect on the financial statements.

Because of inherent limitations, internal control over financial reporting can only provide reasonable assurance and may not prevent or detect misstatements. Further, because of changes in conditions, the effectiveness of our internal control over financial reporting may vary over time. Our processes contain self-monitoring mechanisms, and actions are taken to correct deficiencies as they are identified.

Management has evaluated the effectiveness of its internal control over financial reporting based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission (COSO). Based on this evaluation, management concluded that, as of 30 September 2013, the Company's internal control over financial reporting was effective.

KPMG LLP, an independent registered public accounting firm, has issued their opinion on the Company's internal control over financial reporting as of 30 September 2013 as stated in their report which appears herein.

/s/ John E. McGlade	/s/ M. Scott Crocco
John E. McGlade	M. Scott Crocco
Chairman, President, and	Senior Vice President and
Chief Executive Officer	Chief Financial Officer
26 November 2013	26 November 2013

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

The Board of Directors and Shareholders of Air Products and Chemicals, Inc.:

We have audited the accompanying consolidated balance sheets of Air Products and Chemicals, Inc. and Subsidiaries (the Company) as of 30 September 2013 and 2012, and the related consolidated income statements, consolidated comprehensive income statements, consolidated statements of equity, and cash flows for each of the years in the three-year period ended 30 September 2013. In connection with our audits of the consolidated financial statements, we have audited the financial statement schedule referred to in Item 15(a)(2) in this Form 10-K. We also have audited the Company's internal control over financial reporting as of 30 September 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission. The Company's management is responsible for these consolidated financial statements and financial statement schedule, for maintaining effective internal control over financial reporting, and for its assessment of the effectiveness of internal control over financial reporting, included in the accompanying "Management's Report on Internal Control over Financial Reporting." Our responsibility is to express an opinion on these consolidated financial statements and financial statement schedule and an opinion on the Company's internal control over financial reporting based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audits to obtain reasonable assurance about whether the financial statements are free of material misstatement and whether effective internal control over financial reporting was maintained in all material respects. Our audits of the consolidated financial statements included examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. Our audit of internal control over financial reporting included obtaining an understanding of internal control over financial reporting, assessing the risk that a material weakness exists, and testing and evaluating the design and operating effectiveness of internal control based on the assessed risk. Our audits also included performing such other procedures as we considered necessary in the circumstances. We believe that our audits provide a reasonable basis for our opinions.

A company's internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles. A company's internal control over financial reporting includes those policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of the assets of the company; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that receipts and expenditures of the company are being made only in accordance with authorizations of management and directors of the company; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use, or disposition of the company's assets that could have a material effect on the financial statements.

Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Also, projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

In our opinion, the consolidated financial statements referred to above present fairly, in all material respects, the financial position of Air Products and Chemicals, Inc. and Subsidiaries as of 30 September 2013 and 2012, and the results of their operations and their cash flows for each of the years in the three-year period ended 30 September 2013, in conformity with U.S. generally accepted accounting principles. Also in our opinion, the related financial statement schedule, when considered in relation to the basic consolidated financial statements taken as a whole, presents fairly, in all material respects, the information set forth therein. Also in our opinion, Air Products and Chemicals, Inc. and Subsidiaries maintained, in all material respects, effective internal control over financial reporting as of 30 September 2013, based on criteria established in Internal Control—Integrated Framework (1992) issued by the Committee of Sponsoring Organizations of the Treadway Commission.

/s/ KPMG LLP
Philadelphia, Pennsylvania
26 November 2013

The Consolidated Financial Statements

Air Products and Chemicals, Inc. and Subsidiaries

CONSOLIDATED INCOME STATEMENTS

Year ended 30 September (Millions of dollars, except for share data)	2013	2012	2011
Sales	**$10,180.4**	$9,611.7	$9,673.7
Cost of sales	**7,472.1**	7,051.9	7,098.3
Selling and administrative	**1,066.3**	946.8	941.7
Research and development	**133.7**	126.4	118.8
Business restructuring and cost reduction plans	**231.6**	327.4	—
Gain on previously held equity interest	—	85.9	—
Net loss on Airgas transaction	—	—	48.5
Customer bankruptcy	—	9.8	—
Pension settlement loss	**12.4**	—	—
Advisory costs	**10.1**	—	—
Other income (expense), net	**70.2**	47.1	41.7
Operating Income	**1,324.4**	1,282.4	1,508.1
Equity affiliates' income	**167.8**	153.8	154.3
Interest expense	**141.8**	123.7	115.5
Income from Continuing Operations before Taxes	**1,350.4**	1,312.5	1,546.9
Income tax provision	**307.9**	287.3	375.3
Income from Continuing Operations	**1,042.5**	1,025.2	1,171.6
Income (Loss) from Discontinued Operations, net of tax	**(10.0)**	168.1	89.9
Net Income	**1,032.5**	1,193.3	1,261.5
Less: Net Income Attributable to Noncontrolling Interests	**38.3**	26.0	37.3
Net Income Attributable to Air Products	**$994.2**	$1,167.3	$1,224.2
Net Income Attributable to Air Products			
Income from continuing operations	**$1,004.2**	$999.2	$1,134.3
Income (loss) from discontinued operations	**(10.0)**	168.1	89.9
Net Income Attributable to Air Products	**$994.2**	$1,167.3	$1,224.2
Basic Earnings Per Common Share Attributable to Air Products			
Income from continuing operations	**$4.79**	$4.73	$5.33
Income (loss) from discontinued operations	**(.05)**	.80	.42
Net Income Attributable to Air Products	**$4.74**	$5.53	$5.75
Diluted Earnings Per Common Share Attributable to Air Products			
Income from continuing operations	**$4.73**	$4.66	$5.22
Income (loss) from discontinued operations	**(.05)**	.78	.41
Net Income Attributable to Air Products	**$4.68**	$5.44	$5.63
Weighted Average of Common Shares Outstanding (in millions)	**209.7**	211.2	213.0
Weighted Average of Common Shares Outstanding Assuming Dilution (in millions)	**212.3**	214.7	217.6

The accompanying notes are an integral part of these statements.

Air Products and Chemicals, Inc. and Subsidiaries

CONSOLIDATED COMPREHENSIVE INCOME STATEMENTS

Year ended 30 September (Millions of dollars)	**2013**	2012	2011
Net Income	**$1,032.5**	$1,193.3	$1,261.5
Other Comprehensive Income (Loss), net of tax:			
Translation adjustments, net of tax of ($44.8), $8.9, and $9.9	**(25.0)**	84.6	(82.8)
Net gain (loss) on derivatives, net of tax of $14.5, ($9.8), and $.2	**35.0**	(21.8)	.8
Unrealized holding loss on available-for-sale securities, net of tax of $—, $—, and ($3.3)	**—**	—	(4.6)
Pension and postretirement benefits, net of tax of $154.8, ($124.6), and ($59.2)	**231.9**	(246.0)	(66.6)
Reclassification adjustments:			
Currency translation adjustment	**.6**	13.3	.4
Derivatives, net of tax of ($5.5), $5.0, and $3.4	**(20.2)**	12.4	11.5
Available-for-sale securities, net of tax of $—, $—, and ($9.3)	**—**	—	(16.1)
Pension and postretirement benefits, net of tax of $55.9, $36.5, and $35.1	**104.9**	67.0	67.7
Total Other Comprehensive Income (Loss)	**327.2**	(90.5)	(89.7)
Comprehensive Income	**1,359.7**	1,102.8	1,171.8
Net Income Attributable to Noncontrolling Interests	**38.3**	26.0	37.3
Other Comprehensive Income (Loss) Attributable to Noncontrolling Interests	**(1.0)**	4.9	4.3
Comprehensive Income Attributable to Air Products	**$1,322.4**	$1,071.9	$1,130.2

The accompanying notes are an integral part of these statements.

Air Products and Chemicals, Inc. and Subsidiaries

CONSOLIDATED BALANCE SHEETS

30 September (Millions of dollars, except for share data)	**2013**	2012
Assets		
Current Assets		
Cash and cash items	**$450.4**	$454.4
Trade receivables, net	**1,544.3**	1,544.7
Inventories	**706.1**	786.6
Contracts in progress, less progress billings	**182.3**	190.8
Prepaid expenses	**121.1**	81.7
Other receivables and current assets	**432.4**	342.0
Current assets of discontinued operations	**2.5**	15.6
Total Current Assets	**3,439.1**	3,415.8
Investment in net assets of and advances to equity affiliates	**1,195.5**	1,175.7
Plant and equipment, net	**8,974.0**	8,240.6
Goodwill	**1,653.8**	1,598.4
Intangible assets, net	**717.3**	761.6
Noncurrent capital lease receivables	**1,476.9**	1,328.9
Other noncurrent assets	**393.5**	393.6
Noncurrent assets of discontinued operations	**—**	27.2
Total Noncurrent Assets	**14,411.0**	13,526.0
Total Assets	**$17,850.1**	$16,941.8
Liabilities and Equity		
Current Liabilities		
Payables and accrued liabilities	**$1,944.9**	$1,927.7
Accrued income taxes	**63.0**	48.5
Short-term borrowings	**709.9**	633.4
Current portion of long-term debt	**507.4**	74.3
Current liabilities of discontinued operations	**2.4**	6.0
Total Current Liabilities	**3,227.6**	2,689.9
Long-term debt	**5,056.3**	4,584.2
Other noncurrent liabilities	**1,164.3**	1,980.9
Deferred income taxes	**827.2**	670.8
Noncurrent liabilities of discontinued operations	**—**	.2
Total Noncurrent Liabilities	**7,047.8**	7,236.1
Total Liabilities	**10,275.4**	9,926.0
Commitments and Contingencies—See Note 17		
Redeemable Noncontrolling Interest	**375.8**	392.5
Air Products Shareholders' Equity		
Common stock (par value $1 per share; issued 2013 and 2012—249,455,584 shares)	**249.4**	249.4
Capital in excess of par value	**799.2**	810.5
Retained earnings	**9,646.4**	9,234.5
Accumulated other comprehensive loss	**(1,020.6)**	(1,348.8)
Treasury stock, at cost (2013—38,276,327 shares; 2012—36,979,704 shares)	**(2,632.3)**	(2,468.4)
Total Air Products Shareholders' Equity	**7,042.1**	6,477.2
Noncontrolling Interests	**156.8**	146.1
Total Equity	**7,198.9**	6,623.3
Total Liabilities and Equity	**$17,850.1**	$16,941.8

The accompanying notes are an integral part of these statements.

Air Products and Chemicals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF CASH FLOWS

Year ended 30 September (Millions of dollars)	**2013**	2012	2011
Operating Activities			
Net Income	**$1,032.5**	$1,193.3	$1,261.5
Less: Net income attributable to noncontrolling interests	**38.3**	26.0	37.3
Net income attributable to Air Products	**994.2**	1,167.3	1,224.2
(Income) Loss from discontinued operations	**10.0**	(168.1)	(89.9)
Income from continuing operations attributable to Air Products	**1,004.2**	999.2	1,134.3
Adjustments to reconcile income to cash provided by operating activities:			
Depreciation and amortization	**907.0**	840.8	834.3
Deferred income taxes	**12.8**	65.2	185.7
Benefit from Spanish tax ruling	**—**	(58.3)	—
Gain on previously held equity interest	**—**	(85.9)	—
Undistributed earnings of unconsolidated affiliates	**(59.2)**	(53.6)	(47.5)
Gain on sale of assets and investments	**(20.0)**	(8.4)	(14.6)
Share-based compensation	**43.5**	43.8	44.8
Noncurrent capital lease receivables	**(151.4)**	(282.5)	(272.5)
Net loss on Airgas transaction	**—**	—	48.5
Payment of Airgas acquisition-related costs	**—**	—	(156.2)
Write-down of long-lived assets associated with restructuring / customer bankruptcy	**100.4**	80.2	—
Other adjustments	**(76.4)**	124.5	68.2
Working capital changes that provided (used) cash, excluding effects of acquisitions and divestitures:			
Trade receivables	**4.8**	(55.1)	(53.8)
Inventories	**75.0**	1.3	(107.5)
Contracts in progress, less progress billings	**(16.2)**	(42.9)	16.7
Other receivables	**(77.0)**	(18.3)	8.0
Payables and accrued liabilities	**(130.3)**	249.7	(29.8)
Other working capital	**(64.1)**	(34.6)	51.8
Cash Provided by Operating Activities	**1,553.1**	1,765.1	1,710.4
Investing Activities			
Additions to plant and equipment	**(1,524.2)**	(1,521.0)	(1,309.3)
Acquisitions, less cash acquired	**(224.9)**	(863.4)	(10.8)
Investment in and advances to unconsolidated affiliates	**1.3**	(175.4)	(45.8)
Proceeds from sale of Airgas stock	**—**	—	94.7
Proceeds from sale of assets and investments	**52.8**	52.5	81.6
Change in restricted cash	**—**	76.1	19.8
Other investing activities	**(2.0)**	(4.0)	—
Cash Used for Investing Activities	**(1,697.0)**	(2,435.2)	(1,169.8)
Financing Activities			
Long-term debt proceeds	**927.2**	900.4	409.8
Payments on long-term debt	**(437.5)**	(490.6)	(187.1)
Net increase in commercial paper and short-term borrowings	**437.7**	9.8	234.3
Dividends paid to shareholders	**(565.6)**	(514.9)	(456.7)
Purchase of treasury shares	**(461.6)**	(53.1)	(649.2)
Proceeds from stock option exercises	**226.4**	124.3	148.2
Excess tax benefit from share-based compensation	**37.9**	31.0	47.6
Payment for subsidiary shares from noncontrolling interests	**(14.0)**	(58.4)	—
Other financing activities	**(35.1)**	(26.9)	(31.5)
Cash Provided by (Used for) Financing Activities	**115.4**	(78.4)	(484.6)
Discontinued Operations			
Cash provided by operating activities	**14.3**	33.6	42.8
Cash provided by (used for) investing activities	**(1.2)**	765.4	(42.4)
Cash provided by financing activities	**—**	—	.1
Cash Provided by Discontinued Operations	**13.1**	799.0	.5
Effect of Exchange Rate Changes on Cash	**11.4**	(18.6)	(8.3)
Increase (Decrease) in Cash and Cash Items	**(4.0)**	31.9	48.2
Cash and Cash Items—Beginning of Year	**454.4**	422.5	374.3
Cash and Cash Items—End of Period	**450.4**	454.4	422.5
Less: Cash and Cash Items—Discontinued Operations	**—**	—	1.1
Cash and Cash Items—Continuing Operations	**$450.4**	$454.4	$421.4

The accompanying notes are an integral part of these statements.

Air Products and Chemicals, Inc. and Subsidiaries

CONSOLIDATED STATEMENTS OF EQUITY

Year ended 30 September (Millions of dollars)	Common Stock	Capital in Excess of Par	Retained Earnings	Accumulated Other Comprehensive Income (Loss)	Treasury Stock	Air Products Shareholders' Equity	Non-controlling Interests	Total Equity
Balance 30 September 2010	**$249.4**	**$802.2**	**$7,852.2**	**$(1,159.4)**	**$(2,197.5)**	**$5,546.9**	**$150.7**	**$5,697.6**
Net Income			1,224.2			1,224.2	37.3	1,261.5
Other comprehensive income (loss)				(94.0)		(94.0)	4.3	(89.7)
Cash dividends ($2.23 per share)			(473.8)			(473.8)		(473.8)
Share-based compensation expense		44.8				44.8		44.8
Purchase of treasury shares					(649.2)	(649.2)		(649.2)
Issuance of treasury shares for stock option and award plans		(98.6)			241.4	142.8		142.8
Tax benefit of stock option and award plans		63.7				63.7		63.7
Dividends to noncontrolling interests							(31.4)	(31.4)
Purchase of noncontrolling interests		(6.1)				(6.1)		(6.1)
Contribution from noncontrolling interests							1.4	1.4
Other		(.4)	(3.1)			(3.5)	(19.4)	(22.9)
Balance 30 September 2011	**$249.4**	**$805.6**	**$8,599.5**	**$(1,253.4)**	**$(2,605.3)**	**$5,795.8**	**$142.9**	**$5,938.7**
Net Income			1,167.3			1,167.3	28.4	1,195.7
Other comprehensive income (loss)				(95.4)		(95.4)	4.9	(90.5)
Cash dividends ($2.50 per share)			(529.0)			(529.0)		(529.0)
Share-based compensation expense		43.4				43.4		43.4
Purchase of treasury shares					(53.1)	(53.1)		(53.1)
Issuance of treasury shares for stock option and award plans		(74.6)			190.0	115.4		115.4
Tax benefit of stock option and award plans		38.6				38.6		38.6
Indura business combination							14.8	14.8
Dividends to noncontrolling interests							(26.7)	(26.7)
Purchase of noncontrolling interests		(4.4)				(4.4)	(1.9)	(6.3)
Other		1.9	(3.3)			(1.4)	(16.3)	(17.7)
Balance 30 September 2012	**$249.4**	**$810.5**	**$9,234.5**	**$(1,348.8)**	**$(2,468.4)**	**$6,477.2**	**$146.1**	**$6,623.3**
Net Income			994.2			994.2	30.2	1,024.4
Other comprehensive income (loss)				328.2		328.2	(1.0)	327.2
Cash dividends ($2.77 per share)			(579.6)			(579.6)		(579.6)
Share-based compensation expense		43.5				43.5		43.5
Purchase of treasury shares					(461.6)	(461.6)		(461.6)
Issuance of treasury shares for stock option and award plans		(87.4)			297.7	210.3		210.3
Tax benefit of stock option and award plans		35.5				35.5		35.5
Dividends to noncontrolling interests							(18.4)	(18.4)
Purchase of noncontrolling interests		(2.9)				(2.9)		(2.9)
Other			(2.7)			(2.7)	(.1)	(2.8)
Balance 30 September 2013	**$249.4**	**$799.2**	**$9,646.4**	**$(1,020.6)**	**$(2,632.3)**	**$7,042.1**	**$156.8**	**$7,198.9**

The accompanying notes are an integral part of these statements.

NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

(Millions of dollars, except for share data)

1. Major Accounting Policies 52
2. New Accounting Guidance 58
3. Discontinued Operations 59
4. Business Restructuring and Cost Reduction Plans 60
5. Business Combinations 61
6. Airgas Transaction 63
7. Inventories 63
8. Summarized Financial Information of Equity Affiliates 64
9. Plant and Equipment, net 65
10. Goodwill 65
11. Intangible Assets 66
12. Leases 66
13. Financial Instruments 67
14. Fair Value Measurements 70
15. Debt 72
16. Retirement Benefits 74
17. Commitments and Contingencies 81
18. Capital Stock 84
19. Share-Based Compensation 85
20. Noncontrolling Interests 88
21. Earnings per Share 88
22. Income Taxes 89
23. Supplemental Information 93
24. Summary by Quarter (Unaudited) 95
25. Business Segment and Geographic Information 96

1. MAJOR ACCOUNTING POLICIES

Basis of Presentation and Consolidation Principles

The accompanying consolidated financial statements of Air Products and Chemicals, Inc. were prepared in accordance with accounting principles generally accepted in the United States of America ("U.S. GAAP") and include the accounts of Air Products and Chemicals, Inc. and those of its controlled subsidiaries ("we," "our," "us," the "Company," "Air Products," or "registrant"), which are generally majority owned. Intercompany transactions and balances are eliminated in consolidation.

We consolidate all entities that we control. The general condition for control is ownership of a majority of the voting interests of an entity. Control may also exist in arrangements where we are the primary beneficiary of a variable interest entity (VIE). An entity that will have both the power to direct the activities that most significantly impact the economic performance of the VIE and the obligation to absorb the losses or receive the benefits significant to the VIE is considered a primary beneficiary of that entity. We have determined that we are not a primary beneficiary in any material VIE.

Certain prior year information has been reclassified to conform to the 2013 presentation.

Estimates and Assumptions

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Revenue Recognition

Revenue from product sales is recognized as risk and title to the product transfer to the customer (which generally occurs at the time shipment is made), the sales price is fixed or determinable, and collectability is reasonably assured. Sales returns and allowances are not a business practice in the industry.

Revenue from equipment sale contracts is recorded primarily using the percentage-of-completion method. Under this method, revenue from the sale of major equipment, such as liquefied natural gas (LNG) heat exchangers and large

air separation units, is recognized primarily based on labor hours incurred to date compared with total estimated labor hours. Changes to total estimated labor hours and anticipated losses, if any, are recognized in the period determined.

Certain contracts associated with facilities that are built to provide product to a specific customer are required to be accounted for as leases. In cases where operating lease treatment is necessary, there is no difference in revenue recognition over the life of the contract as compared to accounting for the contract as product sales. In cases where capital lease treatment is necessary, the timing of revenue and expense recognition is impacted. Revenue and expense are recognized up front for the sale of equipment component of the contract as compared to revenue recognition over the life of the arrangement under contracts not qualifying as capital leases. Additionally, a portion of the revenue representing interest income from the financing component of the lease receivable is reflected as sales over the life of the contract. Allowances for credit losses associated with capital lease receivables are recorded using the specific identification method. As of 30 September 2013, the credit quality of capital lease receivables did not require a material allowance for credit losses.

If an arrangement involves multiple deliverables, the delivered items are considered separate units of accounting if the items have value on a stand-alone basis. Revenues are allocated to each deliverable based upon relative selling prices derived from company specific evidence.

Amounts billed for shipping and handling fees are classified as sales in the consolidated income statements.

Amounts billed for sales and use taxes, value-added taxes, and certain excise and other specific transactional taxes imposed on revenue-producing transactions are presented on a net basis and excluded from sales in the consolidated income statements. We record a liability until remitted to the respective taxing authority.

Cost of Sales

Cost of sales predominantly represents the cost of tangible products sold. These costs include labor, raw materials, plant engineering, power, depreciation, production supplies and materials packaging costs, and maintenance costs. Costs incurred for shipping and handling are also included in cost of sales.

Depreciation

Depreciation is recorded using the straight-line method, which deducts equal amounts of the cost of each asset from earnings every year over its expected economic useful life. The principal lives for major classes of plant and equipment are summarized in Note 9, Plant and Equipment, net.

Selling and Administrative

The principal components of selling and administrative expenses are salaries, advertising, and promotional costs.

Postemployment Benefits

When termination benefits provided to employees as part of a cost reduction plan, such as that discussed in Note 4, Business Restructuring and Cost Reduction Plans, meet the definition of an ongoing benefit arrangement, a liability is recognized for termination benefits when probable and estimable. These criteria are met when management, with the appropriate level of authority, approves and commits to its plan of action for termination; the plan identifies the employees to be terminated and their related benefits; and the plan is to be completed within one year. During periods of operations where terminations are made on an as-needed basis, absent a detailed committed plan, terminations are accounted for on an individual basis and a liability is recognized when probable and estimable. We have severance policies and plans for eligible employees.

Fair Value Measurements

We are required to measure certain assets and liabilities at fair value, either upon initial measurement or for subsequent accounting or reporting. For example, fair value is used in the initial measurement of net assets acquired in a business combination; on a recurring basis in the measurement of derivative financial instruments; and on a nonrecurring basis when long-lived assets are written down to fair value when held for sale or determined to be impaired. Refer to Note 14, Fair Value Measurements, for information on the methods and assumptions used in our fair value measurements.

Financial Instruments

We address certain financial exposures through a controlled program of risk management that includes the use of derivative financial instruments. The types of derivative financial instruments permitted for such risk management programs are specified in policies set by management. Refer to Note 13, Financial Instruments, for further detail on the types and use of derivative instruments that we enter into.

Major financial institutions are counterparties to all of these derivative contracts. We have established counterparty credit guidelines and only enter into transactions with financial institutions of investment grade or better. Management believes the risk of incurring losses related to credit risk is remote, and any losses would be immaterial to the consolidated financial results, financial condition, or liquidity.

We recognize derivatives on the balance sheet at fair value. On the date the derivative instrument is entered into, we generally designate the derivative as either (1) a hedge of a forecasted transaction or of the variability of cash flows to be received or paid related to a recognized asset or liability (cash flow hedge), (2) a hedge of a net investment in a foreign operation (net investment hedge), or (3) a hedge of the fair value of a recognized asset or liability or of an unrecognized firm commitment (fair value hedge).

The following details the accounting treatment of our cash flow, fair value, net investment, and non-designated hedges:

- Changes in the fair value of a derivative that is designated as and meets the cash flow hedge criteria are recorded in Accumulated Other Comprehensive Income (AOCI) to the extent effective and then recognized in earnings when the hedged items affect earnings.
- Changes in the fair value of a derivative that is designated as and meets all the required criteria for a fair value hedge, along with the gain or loss on the hedged asset or liability that is attributable to the hedged risk, are recorded in current period earnings.
- Changes in the fair value of a derivative, foreign currency debt, and qualifying intercompany loans that are related to an outstanding borrowing from a third party that are designated as and meet all the required criteria for a hedge of a net investment are recorded as translation adjustments in AOCI.
- Changes in the fair value of a derivative that is not designated as a hedge are recorded immediately in earnings.

We formally document the relationships between hedging instruments and hedged items, as well as our risk management objective and strategy for undertaking various hedge transactions. This process includes relating derivatives that are designated as fair value or cash flow hedges to specific assets and liabilities on the balance sheet or to specific firm commitments or forecasted transactions. We also formally assess, at the inception of the hedge and on an ongoing basis, whether derivatives are highly effective in offsetting changes in fair values or cash flows of the hedged item. If it is determined that a derivative is not highly effective as a hedge, or if a derivative ceases to be a highly effective hedge, we will discontinue hedge accounting with respect to that derivative prospectively.

Foreign Currency

Since we do business in many foreign countries, fluctuations in currency exchange rates affect our financial position and results of operations.

In most of our foreign operations, local currency is considered the functional currency. Foreign subsidiaries translate their assets and liabilities into U.S. dollars at current exchange rates in effect at the end of the fiscal period. The gains or losses that result from this process are shown as translation adjustments in AOCI in the equity section of the balance sheet.

The revenue and expense accounts of foreign subsidiaries are translated into U.S. dollars at the average exchange rates that prevail during the period. Therefore, the U.S. dollar value of these items on the income statement fluctuates from period to period, depending on the value of the dollar against foreign currencies. Some transactions are made in currencies different from an entity's functional currency. Gains and losses from these foreign currency transactions are generally included in other income (expense), net on our consolidated income statements as they occur.

Environmental Expenditures

Accruals for environmental loss contingencies are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated. Remediation costs are capitalized if the costs improve the Company's property as compared with the condition of the property when originally constructed or acquired, or if the costs prevent environmental contamination from future operations. We expense environmental costs related to existing conditions resulting from past or current operations and from which no current or future benefit is discernible. The amounts charged to income from continuing operations related to environmental matters totaled $37.1 in fiscal 2013, $44.7 in 2012, and $34.0 in 2011.

The measurement of environmental liabilities is based on an evaluation of currently available information with respect to each individual site and considers factors such as existing technology, presently enacted laws and regulations, and prior experience in remediation of contaminated sites. An environmental liability related to cleanup of a contaminated site might include, for example, a provision for one or more of the following types of costs: site investigation and testing costs, cleanup costs, costs related to soil and water contamination resulting from tank ruptures, post-remediation monitoring costs, and outside legal fees. These liabilities include costs related to other potentially responsible parties to the extent that we have reason to believe such parties will not fully pay their proportionate share. They do not take into account any claims for recoveries from insurance or other parties and are not discounted.

As assessments and remediation progress at individual sites, the amount of projected cost is reviewed, and the liability is adjusted to reflect additional technical and legal information that becomes available. Management has an established process in place to identify and monitor the Company's environmental exposures. An environmental accrual analysis is prepared and maintained that lists all environmental loss contingencies, even where an accrual has not been established. This analysis assists in monitoring the Company's overall environmental exposure and serves as a tool to facilitate ongoing communication among the Company's technical experts, environmental managers, environmental lawyers, and financial management to ensure that required accruals are recorded and potential exposures disclosed.

Given inherent uncertainties in evaluating environmental exposures, actual costs to be incurred at identified sites in future periods may vary from the estimates. Refer to Note 17, Commitments and Contingencies, for additional information on the Company's environmental loss contingencies.

The accruals for environmental liabilities are reflected in the consolidated balance sheets, primarily as part of other noncurrent liabilities.

Litigation

In the normal course of business, we are involved in legal proceedings. We accrue a liability for such matters when it is probable that a liability has been incurred and the amount can be reasonably estimated. When only a range of possible loss can be established, the most probable amount in the range is accrued. If no amount within this range is a better estimate than any other amount within the range, the minimum amount in the range is accrued. The accrual for a litigation loss contingency includes estimates of potential damages and other directly related costs expected to be incurred. Refer to Note 17, Commitments and Contingencies, for additional information on our current legal proceedings.

Share-Based Compensation

We have various share-based compensation programs, which include stock options, deferred stock units, and restricted stock. We expense the grant-date fair value of these awards over the vesting period during which employees perform related services. Expense recognition is accelerated for retirement-eligible individuals who would meet the requirements for vesting of awards upon their retirement. We utilize a Black Scholes model to value stock option awards. Refer to Note 19, Share-Based Compensation, for further detail.

Income Taxes

We account for income taxes under the liability method. Under this method, deferred tax assets and liabilities are recognized for the tax effects of temporary differences between the financial reporting and tax bases of assets and liabilities using enacted tax rates. A principal temporary difference results from the excess of tax depreciation over book depreciation because accelerated methods of depreciation and shorter useful lives are used for income tax purposes. The cumulative impact of a change in tax rates or regulations is included in income tax expense in the period that includes the enactment date.

A tax benefit for an uncertain tax position is recognized when it is more likely than not that the position will be sustained upon examination based on its technical merits. This position is measured as the largest amount of tax benefit that is greater than 50% likely of being realized. Interest and penalties related to unrecognized tax benefits are recognized as a component of income tax expense. For additional information regarding our income taxes, refer to Note 22, Income Taxes.

Cash and Cash Items

Cash and cash items include cash, time deposits, and certificates of deposit acquired with an original maturity of three months or less.

Trade Receivables, net
Trade receivables comprise amounts owed to us through our operating activities and are presented net of allowances for doubtful accounts. The allowances for doubtful accounts represent estimated uncollectible receivables associated with potential customer defaults on contractual obligations. A provision for customer defaults is made on a general formula basis when it is determined that the risk of some default is probable and estimable but cannot yet be associated with specific customers. The assessment of the likelihood of customer defaults is based on various factors, including the length of time the receivables are past due, historical experience, and existing economic conditions. The allowances also include amounts for certain customers where a risk of default has been specifically identified, considering factors such as the financial condition of the customer and customer disputes over contractual terms and conditions. Allowances for doubtful accounts were $101.7 and $103.5 as of fiscal year end 30 September 2013 and 2012, respectively. Provisions to the allowances for doubtful accounts charged against income were $27.6, $36.8 and $23.4 in 2013, 2012, and 2011, respectively.

Inventories
Inventories are stated at the lower of cost or market. We write down our inventories for estimated obsolescence or unmarketable inventory based upon assumptions about future demand and market conditions.

We utilize the last-in, first-out (LIFO) method for determining the cost of inventories in the Merchant Gases, Tonnage Gases, and Electronics and Performance Materials segments in the United States. Inventories for these segments outside of the United States are accounted for on the first-in, first-out (FIFO) method, as the LIFO method is not generally permitted in the foreign jurisdictions where these segments operate. The inventories of the Equipment and Energy segment on a worldwide basis, as well as all other inventories, are accounted for on the FIFO basis.

At the business segment level, inventories are recorded at FIFO and the LIFO pool adjustments are not allocated to the business segments. Refer to Note 7, Inventories, for further detail.

Equity Investments
The equity method of accounting is used when we exercise significant influence but do not have operating control, generally assumed to be 20%–50% ownership. Under the equity method, original investments are recorded at cost and adjusted by our share of undistributed earnings or losses of these companies. Equity investments are reviewed for impairment whenever events or changes in circumstances indicate that the carrying amount of the investment may not be recoverable. Refer to Note 8, Summarized Financial Information of Equity Affiliates, for further detail.

Plant and Equipment
Plant and equipment is stated at cost less accumulated depreciation. Construction costs, labor, and applicable overhead related to installations are capitalized. Expenditures for additions and improvements that extend the lives or increase the capacity of plant assets are capitalized. The costs of maintenance and repairs of plant and equipment are charged to expense as incurred.

Fully depreciated assets are retained in the gross plant and equipment and accumulated depreciation accounts until they are removed from service. In the case of disposals, assets and related depreciation are removed from the accounts, and the net amounts, less proceeds from disposal, are included in income. Refer to Note 9, Plant and Equipment, net, for further detail.

Computer Software
We capitalize costs incurred to purchase or develop software for internal use. Capitalized costs include purchased computer software packages, payments to vendors/consultants for development and implementation or modification to a purchased package to meet our requirements, payroll and related costs for employees directly involved in development, and interest incurred while software is being developed. Capitalized computer software costs are included in the balance sheet classification plant and equipment, net and depreciated over the estimated useful life of the software, generally a period of three to ten years.

Capitalized Interest
As we build new plant and equipment, we include in the cost of these assets a portion of the interest payments we make during the year. The amount of capitalized interest was $25.8, $30.2, and $22.7 in 2013, 2012, and 2011, respectively.

Impairment of Long-Lived Assets
Long-lived assets are grouped for impairment testing at the lowest level for which there are identifiable cash flows and is evaluated for impairment whenever events or changes in circumstances indicate that the carrying amount of

an asset group may not be recoverable. We assess recoverability by comparing the carrying amount of the asset group to estimated undiscounted future cash flows expected to be generated by the asset group. If an asset group is considered impaired, the impairment loss to be recognized is measured as the amount by which the asset group's carrying amount exceeds its fair value. Long-lived assets to be sold are reported at the lower of carrying amount or fair value less cost to sell.

Government Grants

We receive government grants that primarily relate to research and development projects. Government grants are recognized when there is reasonable assurance that the grant will be received and that we have complied with the conditions of the grant. Government grants related to assets are included in the balance sheet as a reduction of the cost of the asset and result in reduced depreciation expense over the useful life of the asset. Government grants that relate to expenses are recognized in the income statement as a reduction of the related expense or as a component of other income (expense), net.

Asset Retirement Obligations

The fair value of a liability for an asset retirement obligation is recognized in the period in which it is incurred. The fair value of the liability is measured using discounted estimated cash flows and is adjusted to its present value in subsequent periods as accretion expense is recorded. The corresponding asset retirement costs are capitalized as part of the carrying amount of the related long-lived asset and depreciated over the asset's useful life. The Company's asset retirement obligations are primarily associated with Tonnage Gases on-site long-term supply contracts, under which the Company has built a facility on land owned by the customer and is obligated to remove the facility at the end of the contract term. The Company's asset retirement obligations totaled $89.8 and $76.7 at 30 September 2013 and 2012, respectively.

Goodwill

Business combinations are accounted for using the acquisition method. The purchase price is allocated to the assets acquired and liabilities assumed based on their estimated fair market values. Any excess purchase price over the fair market value of the net assets acquired, including identified intangibles, is recorded as goodwill. Preliminary purchase price allocations are made at the date of acquisition and finalized when information needed to affirm underlying estimates is obtained, within a maximum allocation period of one year.

Goodwill is subject to impairment testing at least annually. In addition, goodwill is tested more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists. Refer to Note 10, Goodwill, for further detail.

Intangible Assets

Intangible assets with determinable lives primarily consist of customer relationships, purchased patents and technology, and land use rights. The cost of intangible assets with determinable lives is amortized on a straight-line basis over the estimated period of economic benefit. No residual value is estimated for these intangible assets. Indefinite-lived intangible assets consist of trade names and trademarks. Indefinite-lived intangibles are subject to impairment testing at least annually. In addition, intangible assets are tested more frequently if a change in circumstances or the occurrence of events indicates that potential impairment exists.

Customer relationships are generally amortized over periods of five to twenty-five years. Purchased patents and technology and other are generally amortized over periods of five to twenty years. Land use rights, which are included in other intangibles, are generally amortized over a period of fifty years. Amortizable lives are adjusted whenever there is a change in the estimated period of economic benefit. Refer to Note 11, Intangible Assets, for further detail.

Retirement Benefits

The cost of pension benefits is recognized over the employees' service period. We are required to use actuarial methods and assumptions in the valuation of defined benefit obligations and the determination of expense. Differences between actual and expected results or changes in the value of obligations and plan assets are not recognized in earnings as they occur but, rather, systematically and gradually over subsequent periods. Refer to Note 16, Retirement Benefits, for disclosures related to our pension and other postretirement benefits.

2. NEW ACCOUNTING GUIDANCE

Accounting Guidance Implemented in 2013

Goodwill Impairment

In September 2011, the Financial Accounting Standards Board (FASB) issued authoritative guidance that provides an entity the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of a reporting unit is less than its carrying amount. If it is determined to be more likely than not that the fair value of a reporting unit is less than its carrying amount, entities must perform the quantitative analysis of the goodwill impairment test. Otherwise, the quantitative test is optional. This guidance was effective for goodwill impairment tests performed this fiscal year and did not impact our consolidated financial statements.

Indefinite-lived Intangible Asset Impairment

In July 2012, the FASB amended the guidance on indefinite-lived intangible asset impairment testing to allow companies the option to first perform a qualitative assessment to determine whether it is more likely than not that the fair value of an indefinite-lived asset is less than its carrying amount. If it is determined to be more likely than not that the fair value of an indefinite-lived asset is less than its carrying amount, entities must perform the quantitative analysis of the asset impairment test. Otherwise, the quantitative test is optional. This guidance was effective for indefinite-lived intangible impairment tests performed this fiscal year and did not impact our consolidated financial statements.

Fed Funds Effective Swap Rate

In July 2013, the FASB issued an update permitting the use of the Fed Funds Effective Swap Rate (OIS) as an acceptable benchmark interest rate for hedge accounting purposes in addition to U.S. Treasury rates and the LIBOR swap rate. Upon issuance, this guidance was effective prospectively for qualifying new or redesignated hedging relationships entered into. This guidance did not have an impact on our consolidated financial statements.

New Accounting Guidance to Be Implemented

Amounts Reclassified Out Of Accumulated Other Comprehensive Income

In February 2013, the FASB issued disclosure guidance to improve the transparency of items reclassified out of accumulated other comprehensive income to net income. The guidance requires an entity to present, in a single location, information about the amounts reclassified out of accumulated other comprehensive income, by component, including the income statement line items affected by the reclassification. This guidance will be effective for us beginning in the first quarter of our fiscal year 2014. This guidance requires additional disclosure and will not have a material impact on our consolidated financial statements upon adoption.

Cumulative Translation Adjustment

In March 2013, the FASB issued an update to clarify existing guidance for the release of cumulative translation adjustments into net income when a parent sells all or a part of its investment in a foreign entity or achieves a business combination of a foreign entity in stages. This guidance will be applied prospectively and is effective for us beginning in the first quarter of our fiscal year 2015, with early adoption permitted. We do not expect this guidance to have a material impact on our consolidated financial statements.

Unrecognized Tax Benefits

In July 2013, the FASB issued guidance to require standard presentation of an unrecognized tax benefit when a carryforward related to net operating losses or tax credits exists. This guidance will be applied prospectively and is effective for us beginning in the first quarter of our fiscal year 2015, with early adoption permitted. We do not expect this guidance to have a material impact on our consolidated financial statements.

3. DISCONTINUED OPERATIONS

During the second quarter of 2012, the Board of Directors authorized the sale of our Homecare business, which had previously been reported as part of the Merchant Gases operating segment.

On 30 April 2012, we sold the majority of our Homecare business to The Linde Group for sale proceeds of €590 million ($777). This amount included contingent proceeds of €110 million ($144) related to the outcome of certain retender arrangements. As of 30 September 2013, this liability is reflected in payables and accrued liabilities on our consolidated balance sheet, with payment expected in the fourth quarter of fiscal 2014. As part of the sale, we subsequently received €32 million ($42) of additional cash proceeds based upon collection of certain accounts receivable balances. In the third quarter of 2012, we recognized a gain of $207.4 ($150.3 after-tax, or $.70 per share) on the sale of this business.

During the third quarter of 2012, an impairment charge of $33.5 ($29.5 after-tax, or $.14 per share) was recorded to write down the remaining business, which is primarily in the United Kingdom and Ireland, to its estimated net realizable value. In the fourth quarter of 2013, we recorded an additional charge of $18.7 ($13.6 after-tax, or $.06 per share) to update our estimate of the net realizable value as we continue to market the business for sale.

The Homecare business has been accounted for as a discontinued operation. The results of operations and cash flows of this business have been reclassified from the results of continuing operations for all periods presented. The assets and liabilities of discontinued operations have been reclassified and are segregated in the consolidated balance sheets.

The results of discontinued operations are summarized below:

	2013	2012	2011
Sales	**$52.3**	$258.0	$408.3
Income before taxes	**$3.8**	$68.1	$114.1
Income tax provision	**.2**	20.8	24.2
Income from operations of discontinued operations	**3.6**	47.3	89.9
Gain (loss) on sale of business and impairment/write-down, net of tax	**(13.6)**	120.8	—
Income (Loss) from Discontinued Operations, net of tax	**$(10.0)**	$168.1	$89.9

For the year ended 30 September 2011, the income tax provision includes a tax benefit of $8.9, or $.04 per share, resulting from the completion of an audit of tax years 2007 and 2008 by the U.S. Internal Revenue Service related to our previously divested U.S. Healthcare business. For additional details on this tax benefit, refer to Note 22, Income Taxes.

Assets and liabilities of discontinued operations consist of the following:

30 September	**2013**	2012
Trade receivables, net	**$2.5**	$15.0
Inventories	—	.5
Other current assets	—	.1
Total Current Assets	**$2.5**	$15.6
Plant and equipment, net	—	$27.2
Total Noncurrent Assets	**$—**	$27.2
Payables and accrued liabilities	**$2.4**	$6.0
Total Current Liabilities	**$2.4**	$6.0
Other noncurrent liabilities	—	$.2
Total Noncurrent Liabilities	**$—**	$.2

4. BUSINESS RESTRUCTURING AND COST REDUCTION PLANS

We recorded charges in 2013 and 2012 for business restructuring and cost reduction plans. These charges are reflected on the consolidated income statements as "Business Restructuring and Cost Reduction Plans." The charges for these plans have been excluded from segment operating income.

2013 Plan

During the fourth quarter of 2013, we recorded an expense of $231.6 ($157.9 after-tax, or $.74 per share) reflecting actions to better align our cost structure with current market conditions. These charges include $100.4 for asset actions and $58.5 for the final settlement of a long-term take-or-pay silane contract primarily impacting the Electronics business due to continued weakness in the photovoltaic (PV) and light-emitting diode (LED) markets. In addition, $71.9 was recorded for severance, benefits, and other contractual obligations associated with the elimination of approximately 700 positions and executive changes. These charges primarily impact our Merchant Gases businesses and corporate functions. The actions are in response to weaker than expected business conditions in Europe and Asia, reorganization of our operations and functional areas, and previously announced senior executive changes. The planned actions are expected to be completed by the end of fiscal year 2014.

The 2013 charges relate to the businesses at the segment level as follows: $61.0 in Merchant Gases, $28.6 in Tonnage Gases, $141.0 in Electronics and Performance Materials, and $1.0 in Equipment and Energy.

The following table summarizes the carrying amount of the accrual for the 2013 plan at 30 September 2013:

	Severance and Other Benefits	Asset Actions	Contract Actions/ Other	Total
2013 Charge	$71.9	$100.4	$59.3	$231.6
Amount reflected in pension liability	(6.9)	—	—	(6.9)
Noncash expenses	—	(100.4)	—	(100.4)
Cash expenditures	(3.0)	—	(58.5)	(61.5)
Currency translation adjustment	.4	—	—	.4
Accrued balance	$62.4	$—	$.8	$63.2

2012 Plans

In 2012, we recorded an expense of $327.4 ($222.4 after-tax, or $1.03 per share) for business restructuring and cost reduction plans in our Polyurethane Intermediates (PUI), Electronics, and European Merchant businesses.

During the second quarter of 2012, we recorded an expense of $86.8 ($60.6 after-tax, or $.28 per share) for actions to remove stranded costs resulting from our decision to exit the Homecare business, the reorganization of the Merchant business, and actions to right-size our European cost structure in light of the challenging economic outlook. The charge related to the businesses at the segment level as follows: $77.3 in Merchant Gases, $3.8 in Tonnage Gases, and $5.7 in Electronics and Performance Materials. As of 30 September 2013, the planned actions were completed.

During the fourth quarter of 2012, we took actions to exit the PUI business to improve costs, resulting in a net expense of $54.6 ($34.8 after-tax, or $.16 per share). We sold certain assets and the rights to a supply contract for $32.7 in cash at closing. In connection with these actions, we recognized an expense of $26.6, for the net book value of assets sold and those committed to be disposed of other than by sale. The remaining charge was primarily related to contract terminations and an environmental liability. Our PUI production facility in Pasadena, Texas is currently being dismantled, with completion expected in fiscal year 2014. The costs to dismantle are expensed as incurred and reflected in continuing operations in the Tonnage Gases business segment.

During the fourth quarter of 2012, we completed an assessment of our position in the PV market, resulting in $186.0 of expense ($127.0 after-tax, or $.59 per share) primarily related to the Electronics and Performance Materials segment. Air Products supplies the PV market with both bulk and on-site supply of gases, including silane. The PV market has not developed as expected, and as a result, the market capacity to produce silane is expected to exceed demand for the foreseeable future. Included in the charge was an accrual of $93.5 for an offer that we made to terminate a long-term take-or-pay contract to purchase silane. A final settlement was reached with the supplier in the fourth quarter of 2013.

The following table summarizes the carrying amount of the accrual for the 2012 plans at 30 September 2013:

	Severance and Other Benefits	Asset Actions	Contract Actions	Other Costs	Total
Second quarter charge-Cost reduction plan	$80.8	$6.0	$—	$—	$86.8
Fourth quarter charge-PUI business actions (A)	2.7	26.6	6.5	18.8	54.6
Fourth quarter charge-PV market actions (B)	—	34.7	93.5	57.8	186.0
2012 Charge	$83.5	$67.3	$100.0	$76.6	$327.4
Amount reflected in environmental liability (C)	—	—	—	(9.0)	(9.0)
Amount reflected in pension liability	(7.5)	—	—	—	(7.5)
Noncash expenses	(.4)	(67.3)	—	(19.3)	(87.0)
Cash expenditures	(32.8)	—	—	(.1)	(32.9)
Currency translation adjustment	(1.6)	—	—	—	(1.6)
30 September 2012	$41.2	$—	$100.0	$48.2	$189.4
Cash expenditures	(40.4)	—	(98.1)	(47.3)	(185.8)
Currency translation adjustment	.3	—	—	—	.3
Accrued Balance	$1.1	$—	$1.9	$.9	$3.9

(A) Charge is net of $32.7 in proceeds received in cash at closing for certain PUI assets and the rights to a supply contract.

(B) Other includes the write-down of inventory to its net realizable value, the write-down of accounts receivable, and expected losses on purchase commitments.

(C) Reflected in accrual for environmental obligations. See Note 17, Commitments and Contingencies.

5. BUSINESS COMBINATIONS

2013 Business Combinations

We completed three acquisitions in 2013. The acquisitions were accounted for as business combinations, and their results of operations were consolidated within their respective segments after the acquisition dates. The aggregate purchase price, net of cash acquired, for these acquisitions was $233 and resulted in recognition of $68 of goodwill, none of which is deductible for tax purposes.

On 30 August 2013, we acquired an air separation unit and integrated gases liquefier in Guiyang, China. This acquisition included a long-term sale of gas contract within our Tonnage Gases segment and provided our Merchant Gases segment with additional liquid capacity in the region. On 31 May 2013, we acquired EPCO Carbondioxide Products, Inc. (EPCO), the largest independent U.S. producer of liquid carbon dioxide (CO_2). This acquisition expanded our North American offerings of bulk industrial process gases in the Merchant Gases segment. On 1 April 2013, we acquired Wuxi Chem-Gas Company, Ltd. (WCG). This acquisition provided our Merchant Gases segment with additional gases presence in the Jiangsu Province of China.

2012 Business Combinations

Indura S.A.

In July 2012, we acquired a 64.8% controlling equity interest in the outstanding shares of Indura S.A. We paid cash consideration in Chilean pesos (CLP) of 345.5 billion ($690) and assumed debt of CLP113.8 billion ($227) for these interests. Prior to the acquisition, Indura S.A. was the largest independent industrial gas company in South America. Indura S.A.'s integrated gas and retail business comprises packaged gases and hardgoods, liquid bulk, healthcare, and on-sites.

Under the purchase agreement, the largest minority shareholder has a right to exercise a put option to require Air Products to purchase up to a 30.5% equity interest during the two-year period beginning on 1 July 2015, at a redemption value equal to fair market value (subject to a minimum price based upon the acquisition date value escalated by an inflation factor). Under the agreement, we also had an obligation to purchase 2.0% of the remaining shares of Indura S.A. During the third quarter of 2013, we purchased these shares for CLP5.5 billion ($11). As of 30 September 2013, we hold a 67.2% interest in Indura S.A.

For the year ended 30 September 2012, acquisition related costs of $11.4 were recognized for this transaction. Debt issuance costs of $4.9 are included within interest expense and acquisition costs of $6.5 are included within selling and administrative expenses on the consolidated income statements.

The acquisition of Indura S.A. was accounted for as a business combination. Following the acquisition date, 100% of the Indura S.A. results were consolidated in our Merchant Gases business segment. The portion of the business that is not owned by the Company is recorded as noncontrolling interests.

The following table summarizes the fair value of identifiable assets acquired and liabilities assumed in the acquisition of Indura S.A. and the resulting goodwill as of the acquisition date:

Allocation of Purchase Price	
Trade receivables, net	$131.2
Inventories	103.5
Other current assets and (liabilities) [(A)]	(67.5)
Plant and equipment	397.2
Intangible assets	382.1
Current portion of long-term debt and short-term borrowings	(70.8)
Long-term debt	(279.8)
Deferred income taxes	(131.3)
Other noncurrent assets and (liabilities)	(12.3)
Fair Value of Identifiable Net Assets Acquired	$452.3
Goodwill	626.2
Noncontrolling interests (including redeemable noncontrolling interest)	(388.9)
Total	$689.6

(A) Includes cash and cash items, prepaid expenses, other current assets, payables and accrued liabilities, and other current liabilities.

The noncontrolling interests of Indura S.A., including redeemable noncontrolling interest, were recorded on the acquisition date at fair value. Refer to Note 17, Commitments and Contingencies, and Note 20, Noncontrolling Interests, for additional information.

Goodwill and Intangible Assets

Goodwill of $626.2 is attributable to expected growth and cost synergies resulting from the acquisition. The goodwill is not deductible for income tax purposes.

We acquired identifiable intangible assets, primarily in the form of customer relationships and trade names and trademarks, with a total estimated fair value of $382.1. Customer relationships have an estimated fair value of $287.8 and are being amortized over their estimated useful life of 23 years. Trade names and trademarks have an estimated fair value of $92.6. Since we intend to use these for the foreseeable future, they are classified as indefinite-lived intangible assets.

Consolidated Actual and Unaudited Pro forma Information

For the year ended 30 September 2012, sales and net income attributable to Air Products included in our consolidated income statements reflects Indura S.A. sales of $140.0 and net loss of $7.6. Indura's net loss includes a non-cash charge of $14.1 related to a Chilean tax rate change.

The unaudited pro forma results on a continuing operations basis presented below include the effects of the Indura S.A. acquisition as if it had occurred as of 1 October 2010.

	Pro forma	
Year Ended 30 September	2012	2011
Sales	$9,952.3	$10,144.2
Net income	1,039.0	1,181.9
Net income attributable to Air Products	1,008.6	1,137.5
Basic Earnings per Common Share attributable to Air Products	4.78	5.34
Diluted Earnings per Common Share attributable to Air Products	4.70	5.23

The unaudited pro forma results are based on historical results of operations, adjusted for the allocation of purchase price and other acquisition accounting adjustments, and are not necessarily indicative of either future results of operations or results that might have been achieved had the acquisition been completed on 1 October 2010.

The unaudited pro forma results do not include any anticipated synergies or other expected benefits of the acquisition.

DA NanoMaterials LLC

On 2 April 2012, we acquired E.I. DuPont de Nemours and Co. Inc.'s 50% interest in our joint venture, DuPont Air Products NanoMaterials LLC (DA NanoMaterials), for $158 ($147 net of cash acquired of $11). The transaction was accounted for as a business combination, and beginning in the third quarter of 2012, the results of DA NanoMaterials were consolidated within our Electronics and Performance Materials business segment.

Prior to the acquisition, we accounted for our 50% interest in DA NanoMaterials as an equity-method investment. The acquisition-date fair value of the previously held equity interest was valued at $120 and was determined using a discounted cash flow analysis under the income approach. The income approach required estimating a number of factors, including projected revenue growth, customer attrition rates, profit margin, and discount rate. The year ended 30 September 2012 includes a gain of $85.9 ($54.6 after-tax, or $.25 per share) as a result of revaluing our previously held equity interest to fair value as of the acquisition date. This gain is reflected on the consolidated income statements as "Gain on previously held equity interest."

6. AIRGAS TRANSACTION

In February 2010, we commenced a tender offer to acquire all the outstanding common stock of Airgas, Inc. (Airgas), including the associated preferred stock purchase rights. Based on a decision by the Delaware Chancery Court to uphold the decision of Airgas' Board of Directors to retain the preferred stock purchase rights, we withdrew our offer on 15 February 2011.

Prior to the tender offer, we purchased approximately 1.5 million shares of Airgas stock for a total cost of $69.6. On 16 February 2011, we sold the 1.5 million shares of Airgas stock for total proceeds of $94.7 and recognized a gain of $25.1 ($15.9 after-tax, or $.07 per share).

For the year ended 30 September 2011, a net loss of $48.5 ($31.6 after-tax, or $.14 per share) was recognized related to this transaction. This amount is reflected separately on the consolidated income statement as "Net loss on Airgas transaction" and includes amortization of fees related to a term loan credit facility, the gain on the sale of Airgas stock, and other acquisition-related costs. In addition, cash payments for the acquisition-related costs of $156.2 are classified as operating activities on the consolidated statements of cash flows for the year ended 30 September 2011.

7. INVENTORIES

The components of inventories are as follows:

30 September	**2013**	2012
Inventories at FIFO cost		
Finished goods	**$527.3**	$617.9
Work in process	**38.7**	36.7
Raw materials, supplies and other	**234.9**	220.0
	800.9	874.6
Less: Excess of FIFO cost over LIFO cost	**(94.8)**	(88.0)
	$706.1	$786.6

Inventories valued using the LIFO method comprised 36.4% and 35.6% of consolidated inventories before LIFO adjustment at 30 September 2013 and 2012, respectively. Liquidation of LIFO inventory layers in 2013, 2012, and 2011 did not materially affect the results of operations.

FIFO cost approximates replacement cost. Our inventory has a high turnover, and as a result, there is little difference between the original cost of an item and its current replacement cost.

8. SUMMARIZED FINANCIAL INFORMATION OF EQUITY AFFILIATES

The table below presents summarized financial information on a combined 100% basis of the companies accounted for by the equity method. Amounts presented include the accounts of the following equity affiliates:

Abdullah Hashim Industrial Gases & Equipment Co., Ltd. (25%);
Air Products South Africa (Proprietary) Limited (50%);
Bangkok Cogeneration Company Limited (49%);
Bangkok Industrial Gases Co., Ltd. (49%);
Chengdu Air & Gas Products Ltd. (50%);
Daido Air Products Electronics, Inc. (20%);
Helap S.A. (50%);
High-Tech Gases (Beijing) Co., Ltd. (50%);
INFRA Group (40%);
INOX Air Products Limited (50%);
Kulim Industrial Gases Sdn. Bhd. (50%);
Sapio Produzione Idrogeno Ossigeno S.r.l. (49%);
SembCorp Air Products (HyCo) Pte. Ltd. (40%);
Tecnologia en Nitrogeno S. de R.L. de C.V. (50%);
Tyczka Industrie-Gases GmbH (50%);
WuXi Hi-Tech Gas Co., Ltd. (50%);
and principally, other industrial gas producers.

On 29 May 2012, we purchased 25% of the outstanding shares of Abdullah Hashim Industrial Gases & Equipment Co. Ltd. (AHG) for SAR581.3 million ($155). AHG is a company of the privately-owned Abdullah Hashim Group, based in the Kingdom of Saudi Arabia. AHG is the largest private industrial gases company in Saudi Arabia. It comprises three businesses, including industrial gases, equipment and consumables and refrigerants. The transaction was recorded as an investment in net assets of and advances to equity affiliates in the Merchant Gases segment.

In the third quarter of 2012, we obtained control of DA NanoMaterials and began consolidating its results. Refer to Note 5, Business Combinations, for additional information. The unaudited amounts presented below include the results of DA NanoMaterials for 2011.

30 September	**2013**	2012
Current assets	**$1,307.9**	$1,232.9
Noncurrent assets	**2,396.1**	2,225.3
Current liabilities	**795.2**	726.6
Noncurrent liabilities	**648.6**	523.9

Year Ended 30 September	**2013**	2012	2011
Net sales	**$2,845.9**	$2,675.3	$2,650.5
Sales less cost of sales	**1,003.3**	937.0	987.2
Operating income	**547.3**	529.7	537.0
Net income	**360.5**	347.6	351.3

Dividends received from equity affiliates were $108.6, $89.0, and $105.9 in 2013, 2012, and 2011, respectively.

The investment in net assets of and advances to equity affiliates as of 30 September 2013 and 2012 included investment in foreign affiliates of $1,191.3 and $1,171.0, respectively.

As of 30 September 2013 and 2012, the amount of investment in companies accounted for by the equity method included goodwill in the amount of $126.4.

9. PLANT AND EQUIPMENT, NET

The major classes of plant and equipment are as follows:

30 September	Useful Life in years	2013	2012
Land		**$240.5**	$215.8
Buildings	30	**1,076.3**	1,032.8
Production facilities (A)			
Merchant Gases	15	**4,109.1**	3,552.9
Tonnage Gases	15 to 20	**6,769.3**	6,583.7
Electronics and Performance Materials	10 to 15	**2,193.9**	2,022.6
Equipment and Energy	5 to 20	**172.4**	173.9
Total production facilities		**13,244.7**	12,333.1
Distribution equipment (B)	5 to 25	**3,280.6**	3,133.7
Other machinery and equipment	10 to 25	**393.8**	310.7
Construction in progress		**1,294.0**	1,020.1
Plant and equipment, at cost		**19,529.9**	18,046.2
Less: accumulated depreciation		**10,555.9**	9,805.6
Plant and equipment, net		**$8,974.0**	$8,240.6

(A) Depreciable lives of production facilities related to long-term customer supply contracts are matched to the contract lives.

(B) The depreciable lives for various types of distribution equipment are 10 to 25 years for cylinders, depending on the nature and properties of the product; 20 years for tanks; 7.5 years for customer stations; and 5 to 15 years for tractors and trailers.

Depreciation expense was $864.7, $813.7, and $811.7 in 2013, 2012, and 2011, respectively.

10. GOODWILL

Changes to the carrying amount of consolidated goodwill by segment are as follows:

	Merchant Gases	Tonnage Gases	Electronics and Performance Materials	Total
Balance at 30 September 2011	$479.2	$14.1	$302.9	$796.2
Acquisitions and adjustments	630.0	—	135.4	765.4
Currency translation and other	29.4	.6	6.8	36.8
Balance at 30 September 2012	$1,138.6	$14.7	$445.1	$1,598.4
Acquisitions and adjustments	73.3	—	2.0	75.3
Currency translation and other	(19.9)	.5	(.5)	(19.9)
Balance at 30 September 2013	**$1,192.0**	**$15.2**	**$446.6**	**$1,653.8**

Merchant Gases goodwill increased during 2013, primarily due to the acquisitions of EPCO and WCG during the third quarter. Merchant Gases and Electronics and Performance Materials goodwill increased during 2012 due to the acquisition of Indura S.A. and DA NanoMaterials, respectively. Refer to Note 5, Business Combinations, for further details on these acquisitions.

In the fourth quarter of 2013, we conducted the required annual test of goodwill for impairment. We determined that the fair value of each of the reporting units substantially exceeded its carrying value, and therefore there were no indications of impairment.

11. INTANGIBLE ASSETS

The table below provides details of acquired intangible assets:

	30 September 2013			30 September 2012		
	Gross	**Accumulated Amortization**	**Net**	Gross	Accumulated Amortization	Net
Customer relationships	**$629.2**	**$(97.3)**	**$531.9**	$665.3	$(93.1)	$572.2
Patents and technology	**91.3**	**(52.1)**	**39.2**	129.8	(82.0)	47.8
Other	**91.5**	**(35.9)**	**55.6**	82.3	(38.4)	43.9
Trade names and trademarks	**90.6**	**—**	**90.6**	97.7	—	97.7
	$902.6	**$(185.3)**	**$717.3**	$975.1	$(213.5)	$761.6

Refer to Note 1, Major Accounting Policies, for amortization periods associated with our intangible assets.

Amortization expense for intangible assets was $42.3, $27.1, and $22.6 in 2013, 2012, and 2011, respectively.

Projected annual amortization expense for intangible assets as of 30 September 2013 is as follows:

2014	$41.9
2015	40.1
2016	38.0
2017	36.6
2018	34.8
Thereafter	435.3
Total	$626.7

12. LEASES

Lessee Accounting

Capital leases, primarily for the right to use machinery and equipment, are included with owned plant and equipment on the consolidated balance sheet in the amount of $19.8 and $13.6 at 30 September 2013 and 2012, respectively. Related amounts of accumulated depreciation are $8.5 and $8.8, respectively.

Operating leases principally relate to real estate and also include aircraft, distribution equipment, and vehicles. Certain leases include escalation clauses, renewal, and/or purchase options. Rent expense is recognized on a straight-line basis over the minimum lease term. Rent expense under operating leases, including month-to-month agreements, was $98.6 in 2013, $91.1 in 2012, and $90.5 in 2011.

At 30 September 2013, minimum payments due under leases are as follows:

	Capital Leases	Operating Leases
2014	$.5	$68.6
2015	.5	49.9
2016	.3	36.5
2017	.3	24.7
2018	.2	19.7
Thereafter	—	86.1
Total	$1.8	$285.5

Lessor Accounting

As discussed under Revenue Recognition in Note 1, Major Accounting Policies, certain contracts associated with facilities that are built to provide product to a specific customer are required to be accounted for as leases. Lease receivables, net, were included principally in noncurrent capital lease receivables on our consolidated balance sheets, with the remaining balance in current capital lease receivables.

The components of lease receivables were as follows:

30 September	2013	2012
Gross minimum lease payments receivable	**$2,253.2**	$2,134.6
Unearned interest income	**(709.1)**	(743.7)
Lease Receivables, net	**$1,544.1**	$1,390.9

Lease payments collected in 2013, 2012, and 2011 were $120.0, $103.0, and $84.6, respectively.

At 30 September 2013, minimum lease payments expected to be collected are as follows:

2014	$ 136.1
2015	172.6
2016	180.0
2017	178.6
2018	177.3
Thereafter	1,408.6
Total	$2,253.2

13. FINANCIAL INSTRUMENTS

Currency Price Risk Management

Our earnings, cash flows, and financial position are exposed to foreign currency risk from foreign currency denominated transactions and net investments in foreign operations. It is our policy to minimize our cash flow volatility from changes in currency exchange rates. This is accomplished by identifying and evaluating the risk that our cash flows will change in value due to changes in exchange rates and by executing the appropriate strategies necessary to manage such exposures. Our objective is to maintain economically balanced currency risk management strategies that provide adequate downside protection.

Forward Exchange Contracts

We enter into forward exchange contracts to reduce the cash flow exposure to foreign currency fluctuations associated with highly anticipated cash flows and certain firm commitments, such as the purchase of plant and equipment. The maximum remaining term of any forward exchange contract currently outstanding and designated as a cash flow hedge at 30 September 2013 is 3.2 years. Forward exchange contracts are also used to hedge the value of investments in certain foreign subsidiaries and affiliates by creating a liability in a currency in which we have a net equity position. The primary currency pair in this portfolio of forward exchange contracts is the Euro/U.S. dollar.

In addition to the forward exchange contracts that are designated as hedges, we utilize forward exchange contracts that are not designated as hedges. These contracts are used to economically hedge foreign currency-denominated monetary assets and liabilities, primarily working capital. The primary objective of these forward exchange contracts is to protect the value of foreign currency-denominated monetary assets and liabilities from the effects of volatility in foreign exchange rates that might occur prior to their receipt or settlement. This portfolio of forward exchange contracts comprises many different foreign currency pairs, with a profile that changes from time to time depending on business activity and sourcing decisions.

The table below summarizes our outstanding currency price risk management instruments:

	2013		2012	
30 September	**US$ Notional**	**Years Average Maturity**	US$ Notional	Years Average Maturity
Forward exchange contracts				
Cash flow hedges	**$2,653.4**	**.6**	$1,348.8	.6
Net investment hedges	**1,231.8**	**2.4**	779.2	2.5
Not designated	**751.9**	**.1**	477.7	.1
Total Forward Exchange Contracts	**$4,637.1**	**1.0**	$2,605.7	1.0

In addition to the above, we use foreign currency-denominated debt to hedge the foreign currency exposures of our net investment in certain foreign subsidiaries. The designated foreign currency denominated debt at 30 September 2013 included €908.3 million ($1,228.4) and at 30 September 2012 included €888.2 million ($1,142.2).

Debt Portfolio Management

It is our policy to identify on a continuing basis the need for debt capital and evaluate the financial risks inherent in funding the Company with debt capital. Reflecting the result of this ongoing review, the debt portfolio and hedging program are managed with the objectives and intent to (1) reduce funding risk with respect to borrowings made by us to preserve our access to debt capital and provide debt capital as required for funding and liquidity purposes, and (2) manage the aggregate interest rate risk and the debt portfolio in accordance with certain debt management parameters.

Interest Rate Management Contracts

We enter into interest rate swaps to change the fixed/variable interest rate mix of our debt portfolio in order to maintain the percentage of fixed- and variable-rate debt within the parameters set by management. In accordance with these parameters, the agreements are used to manage interest rate risks and costs inherent in our debt portfolio. Our interest rate management portfolio generally consists of fixed to floating interest rate swaps (which are designated as fair value hedges), pre-issuance interest rate swaps and treasury locks (which hedge the interest rate risk associated with anticipated fixed-rate debt issuances and are designated as cash flow hedges), and floating to fixed interest rate swaps (which are designated as cash flow hedges). At 30 September 2013, the outstanding interest rate swaps were denominated in U.S. dollars and Chilean Pesos. The maximum remaining term of any interest rate swap designated as a cash flow hedge is 1.4 years. The notional amount of the interest rate swap agreements is equal to or less than the designated debt being hedged. When interest rate swaps are used to hedge variable-rate debt, the indices of the swaps and the debt to which they are designated are the same. It is our policy not to enter into any interest rate management contracts which lever a move in interest rates on a greater than one-to-one basis.

Cross Currency Interest Rate Swap Contracts

We enter into cross currency interest rate swap contracts when our risk management function deems necessary. These contracts may entail both the exchange of fixed- and floating-rate interest payments periodically over the life of the agreement and the exchange of one currency for another currency at inception and at a specified future date. These contracts effectively convert the currency denomination of a debt instrument into another currency in which we have a net equity position while changing the interest rate characteristics of the instrument. The contracts are used to hedge either certain net investments in foreign operations or non-functional currency cash flows related to intercompany loans. The current cross currency interest rate swap portfolio consists of fixed-to-fixed swaps between U.S. dollars and Chilean Pesos, U.S. dollars and offshore Chinese Renminbi, as well as U.S. dollars and British Pound Sterling.

The following table summarizes our outstanding interest rate management contracts and cross currency interest rate swaps:

	30 September 2013				30 September 2012			
	US$ Notional	**Pay %**	**Average Receive %**	**Years Average Maturity**	US$ Notional	Pay %	Average Receive %	Years Average Maturity
Interest rate swaps (fair value hedge)	**$300.0**	**LIBOR**	**3.61%**	**5.9**	$450.0	LIBOR	3.23%	4.7
Cross currency interest rate swaps (net investment hedge)	**$310.8**	**3.87%**	**.72%**	**2.4**	$243.5	3.95%	.96%	3.2
Interest rate swaps (cash flow hedge)	**$52.8**	**6.84%**	**5.64%**	**1.4**	$452.8	2.75%	Various	.6
Cross currency interest rate swaps (cash flow hedge)	**$169.3**	**3.48%**	**2.53%**	**4.8**	—	—	—	—

The table below summarizes the fair value and balance sheet location of our outstanding derivatives:

	Balance Sheet Location	30 September 2013	30 September 2012	Balance Sheet Location	30 September 2013	30 September 2012
Derivatives Designated as Hedging Instruments:						
Forward exchange contracts	Other receivables	**$52.2**	$12.7	Accrued liabilities	**$22.5**	$17.0
Interest rate management contracts	Other receivables	**—**	1.1	Accrued liabilities	**3.5**	15.6
Forward exchange contracts	Other noncurrent assets	**28.7**	64.3	Other noncurrent liabilities	**7.7**	2.5
Interest rate management contracts	Other noncurrent assets	**35.4**	48.6	Other noncurrent liabilities	**6.1**	9.5
Total Derivatives Designated as Hedging Instruments		**$116.3**	$126.7		**$39.8**	$44.6
Derivatives Not Designated as Hedging Instruments:						
Forward exchange contracts	Other receivables	**$9.6**	$.9	Accrued liabilities	**$1.5**	$2.2
Total Derivatives		**$125.9**	$127.6		**$41.3**	$46.8

Refer to Note 14, Fair Value Measurements, which defines fair value, describes the method for measuring fair value, and provides additional disclosures regarding fair value measurements.

The table below summarizes the gain or loss related to our cash flow hedges, fair value hedges, net investment hedges, and derivatives not designated as hedging instruments:

	Year Ended 30 September							
	Forward Exchange Contracts		Foreign Currency Debt		Other [A]		Total	
	2013	2012	**2013**	2012	**2013**	2012	**2013**	2012
Cash Flow Hedges, net of tax:								
Net gain (loss) recognized in OCI (effective portion)	**$24.6**	$(14.2)	**$—**	$—	**$10.4**	$(7.6)	**$35.0**	$(21.8)
Net (gain) loss reclassified from OCI to sales/cost of sales (effective portion)	**1.0**	1.3	**—**	—	**—**	—	**1.0**	1.3
Net (gain) loss reclassified from OCI to other income, net (effective portion)	**(23.9)**	9.6	**—**	—	**2.4**	—	**(21.5)**	9.6
Net (gain)loss reclassified from OCI to interest expense (effective portion)	**(.4)**	(.2)	**—**	—	**.7**	1.4	**.3**	1.2
Net (gain) loss reclassified from OCI to other income, net (ineffective portion)	**—**	.3	**—**	—	**—**	—	**—**	.3
Fair Value Hedges:								
Net gain (loss) recognized in interest expense [B]	**$—**	$—	**$—**	$—	**$(19.8)**	$5.8	**$(19.8)**	$5.8
Net Investment Hedges, net of tax:								
Net gain (loss) recognized in OCI	**$(15.3)**	$25.0	**$(37.7)**	$11.4	**$1.8**	$(2.1)	**$(51.2)**	$34.3
Derivatives Not Designated as Hedging Instruments:								
Net gain (loss) recognized in other income, net [C]	**$5.3**	$(2.4)	**$—**	$—	**$—**	$—	**$5.3**	$(2.4)

(A) Other includes the impact on other comprehensive income (OCI) and earnings primarily related to interest rate swaps.

(B) The impact of fair value hedges noted above was largely offset by gains and losses resulting from the impact of changes in related interest rates on recognized outstanding debt.

(C) The impact of the non-designated hedges noted above was largely offset by gains and losses, respectively, resulting from the impact of changes in exchange rates on recognized assets and liabilities denominated in nonfunctional currencies.

The amount of cash flow hedges' unrealized gains and losses at 30 September 2013 that are expected to be reclassified to earnings in the next twelve months is not material.

The cash flows related to all derivative contracts are reported in the operating activities section of the consolidated statements of cash flows.

Credit Risk-Related Contingent Features
Certain derivative instruments are executed under agreements that require us to maintain a minimum credit rating with both Standard & Poor's and Moody's. If our credit rating falls below this threshold, the counterparty to the derivative instruments has the right to request full collateralization on the derivatives' net liability position. The net liability position of derivatives with credit risk-related contingent features was $10.0 as of 30 September 2013 and $13.8 as of 30 September 2012. Because our current credit rating is above the various pre-established thresholds, no collateral has been posted on these liability positions.

Counterparty Credit Risk Management
We execute financial derivative transactions with counterparties that are highly rated financial institutions, all of which are investment grade at this time. Some of our underlying derivative agreements give us the right to require the institution to post collateral if its credit rating falls below the pre-established thresholds with Standard & Poor's or Moody's. These are the same agreements referenced in Credit Risk-Related Contingent Features above. The collateral that the counterparties would be required to post was $80.6 as of 30 September 2013 and $90.1 as of 30 September 2012. No financial institution is required to post collateral at this time, as all have credit ratings at or above the threshold.

14. FAIR VALUE MEASUREMENTS

Fair value is defined as an exit price, i.e., the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date.

The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value into three broad levels as follows:

Level 1—Quoted prices (unadjusted) in active markets for identical assets or liabilities.

Level 2—Inputs that are observable for the asset or liability, either directly or indirectly through market corroboration, for substantially the full term of the asset or liability.

Level 3—Inputs that are unobservable for the asset or liability based on our own assumptions (about the assumptions market participants would use in pricing the asset or liability).

The methods and assumptions used to measure the fair value of financial instruments are as follows:

Derivatives
The fair value of our interest rate management contracts and forward exchange contracts are quantified using the income approach and are based on estimates using standard pricing models. These models take into account the value of future cash flows as of the balance sheet date, discounted to a present value using discount factors that match both the time to maturity and currency of the underlying instruments. The computation of the fair values of these instruments is generally performed by the Company. These standard pricing models utilize inputs which are derived from or corroborated by observable market data such as interest rate yield curves and currency spot and forward rates. In addition, on an ongoing basis, we randomly test a subset of our valuations against valuations received from the transaction's counterparty to validate the accuracy of our standard pricing models. Counterparties to these derivative contracts are highly rated financial institutions.

Refer to Note 13, Financial Instruments, for a description of derivative instruments, including details on the balance sheet line classifications.

Long-term Debt
The fair value of our debt is based on estimates using standard pricing models that take into account the value of future cash flows as of the balance sheet date, discounted to a present value using discount factors that match both the time to maturity and currency of the underlying instruments. These standard valuation models utilize observable market data such as interest rate yield curves and currency spot rates. Therefore, the fair value of our debt is classified as a level 2 measurement. We generally perform the computation of the fair value of these instruments.

The carrying values and fair values of financial instruments were as follows:

30 September	2013		2012	
	Carrying Value	**Fair Value**	Carrying Value	Fair Value
Assets				
Derivatives				
Forward exchange contracts	**$90.5**	**$90.5**	$77.9	$77.9
Interest rate management contracts	**35.4**	**35.4**	49.7	49.7
Liabilities				
Derivatives				
Forward exchange contracts	**$31.7**	**$31.7**	$21.7	$21.7
Interest rate management contracts	**9.6**	**9.6**	25.1	25.1
Long-term debt, including current portion	**5,563.7**	**5,804.1**	4,658.5	5,005.9

The carrying amounts reported in the balance sheet for cash and cash items, trade receivables, payables and accrued liabilities, accrued income taxes, and short-term borrowings approximate fair value due to the short-term nature of these instruments. Accordingly, these items have been excluded from the above table.

The following table summarizes assets and liabilities measured at fair value on a recurring basis in the consolidated balance sheets:

	30 September 2013				30 September 2012			
	Total	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
Assets at Fair Value								
Derivatives								
Forward exchange contracts	**$90.5**	**$—**	**$90.5**	**$—**	$77.9	$—	$77.9	$—
Interest rate management contracts	**35.4**	**—**	**35.4**	**—**	49.7	—	49.7	—
Total Assets at Fair Value	**$125.9**	**$—**	**$125.9**	**$—**	$127.6	$—	$127.6	$—
Liabilities at Fair Value								
Derivatives								
Forward exchange contracts	**$31.7**	**$—**	**$31.7**	**$—**	$21.7	$—	$21.7	$—
Interest rate management contracts	**9.6**	**—**	**9.6**	**—**	25.1	—	25.1	—
Total Liabilities at Fair Value	**$41.3**	**$—**	**$41.3**	**$—**	$46.8	$—	$46.8	$—

The following is a tabular presentation of nonrecurring fair value measurements along with the level within the fair value hierarchy in which the fair value measurement in its entirety falls:

	30 September 2013				2013
	Total	**Level 1**	**Level 2**	**Level 3**	**Loss**
Long-lived assets—Cost reduction plan [(A)]	**$10.8**	**$—**	**$—**	**$10.8**	**$11.9**
Long-lived assets—Discontinued operations [(B)]	**—**	**—**	**—**	**—**	**18.7**

	30 September 2012				2012
	Total	Level 1	Level 2	Level 3	Loss
Long-lived assets—Cost reduction plan [(A)]	$2.2	$—	$—	$2.2	$6.0
Long-lived assets—Discontinued operations [(B)]	27.2	—	—	27.2	33.5

(A) In conjunction with the 2013 and 2012 business restructuring and cost reduction plans, long-lived assets held for sale were written down to fair value, and the loss was included in the respective charges. For additional information, see Note 4, Business Restructuring and Cost Reduction Plans. We quantified the fair value of the assets held for sale using a market approach, based on prices for other market transactions involving comparable assets and our assessment of value considering our knowledge of the markets.

(B) During 2013 and 2012, impairment charges were recorded for the remaining assets of the Homecare business to reflect their estimated net realizable value. For additional information, see Note 3, Discontinued Operations. We utilized a market approach to determine the fair value based on our current assessment of the markets for these assets.

Refer to Note 1, Major Accounting Policies, for additional information on our accounting and reporting of the fair value of financial instruments.

15. DEBT

The tables below summarize our outstanding debt at 30 September 2013 and 2012:

Total Debt

30 September	2013	2012
Short-term borrowings	**$709.9**	$633.4
Current portion of long-term debt	**507.4**	74.3
Long-term debt	**5,056.3**	4,584.2
Total Debt	**$6,273.6**	$5,291.9

Short-term Borrowings

30 September	2013	2012
Bank obligations	**$218.9**	$249.9
Commercial paper	**491.0**	383.5
Total Short-term Borrowings	**$709.9**	$633.4

The weighted average interest rate of short-term borrowings outstanding at 30 September 2013 and 2012 was 1.8% and 1.5%, respectively.

Cash paid for interest, net of amounts capitalized, was $136.1 in 2013, $127.6 in 2012, and $117.4 in 2011.

Long-term Debt

30 September	Fiscal Year Maturities	2013	2012
Payable in U.S. Dollars			
Debentures			
8.75%	2021	**$18.4**	$18.4
Medium-term Notes (weighted average rate)			
Series D 7.3%	2016	**32.1**	32.1
Series E 7.6%	2026	**17.2**	17.2
Senior Notes			
Note 4.15%	2013	**—**	300.0
Note 2.0%	2016	**350.0**	350.0
Note 1.2%	2018	**400.0**	400.0
Note 4.375%	2019	**400.0**	400.0
Note 3.0%	2022	**400.0**	400.0
Note 2.75%	2023	**400.0**	—
Other (weighted average rate)			
Variable-rate industrial revenue bonds 0.1%	2021 to 2050	**917.1**	917.1
Commercial Paper 0.1%	2014	**400.0**	—
Other 2.5%	2014 to 2019	**46.8**	67.8
Payable in Other Currencies			
Eurobonds 3.75%	2014	**405.7**	385.8
Eurobonds 3.875%	2015	**405.7**	385.8
RMB Syndicated Credit Facility 4.05%	2015	**40.9**	31.7
Eurobonds 4.625%	2017	**405.7**	385.8
Eurobonds 2.0%	2020	**405.7**	—
CLP Series E bonds 6.3%	2030	**163.8**	172.6
Other 6.2%	2014 to 2021	**358.7**	396.7
Capital Lease Obligations			
United States 5.0%	2014 to 2018	**1.3**	1.5
Foreign 6.0%	2014 to 2015	**0.3**	1.0
Less: Unamortized discount		**(5.7)**	(5.0)
Total Long-term Debt		**5,563.7**	4,658.5
Less: Current portion of long-term debt		**(507.4)**	(74.3)
Long-term Debt		**$5,056.3**	$4,584.2

Maturities of long-term debt in each of the next five years and beyond are as follows:

2014	$ 907.4
2015	453.0
2016	433.0
2017	453.8
2018	439.9
Thereafter	2,876.6
Total	$5,563.7

On 4 February 2013, we issued a $400.0 senior fixed-rate 2.75% note that matures on 3 February 2023. Additionally, on 7 August 2013, we issued a 2.0% Eurobond for €300 million ($397) that matures on 7 August 2020.

Various debt agreements to which we are a party also include financial covenants and other restrictions, including restrictions pertaining to the ability to create property liens and enter into certain sale and leaseback transactions. As of 30 September 2013, we are in compliance with all the financial and other covenants under our debt agreements.

As of 30 September 2013, we have classified commercial paper of $400.0 maturing in 2014 as long-term debt because we have the ability and intent to refinance the debt under our $2,500.0 committed credit facility maturing in 2018. Our current intent is to refinance this debt via the U.S. public or private placement markets.

On 30 April 2013, we entered into a five-year $2,500.0 revolving credit agreement with a syndicate of banks (the "2013 Credit Agreement"), under which senior unsecured debt is available to us and certain of our subsidiaries. The 2013 Credit Agreement provides us with a source of liquidity and supports our commercial paper program. This agreement increases the previously existing facility by $330.0, extends the maturity date to 30 April 2018, and modifies the financial covenant to a maximum ratio of total debt to total capitalization (total debt plus total equity plus redeemable noncontrolling interest) no greater than 70%. No borrowings were outstanding under the 2013 Credit Agreement as of 30 September 2013.

The 2013 Credit Agreement terminates and replaces our previous $2,170.0 revolving credit agreement dated 8 July 2010, as subsequently amended, which was to mature 30 June 2015 and had a financial covenant of long-term debt divided by the sum of long-term debt plus equity of no greater than 60%. No borrowings were outstanding under the previous agreement at the time of its termination and no early termination penalties were incurred.

Effective 11 June 2012, we entered into an offshore Chinese Renminbi (RMB) syndicated credit facility of RMB1,000.0 million ($163.5), maturing in June 2015. There are RMB250.0 million ($40.9) in outstanding borrowings under this commitment at 30 September 2013.

Additional commitments totaling $383.0 are maintained by our foreign subsidiaries, of which $309.0 was borrowed and outstanding at 30 September 2013.

16. RETIREMENT BENEFITS

The Company and certain of its subsidiaries sponsor defined benefit pension plans and defined contribution plans that cover a substantial portion of its worldwide employees. The principal defined benefit pension plans are the U.S. salaried pension plan and the U.K. pension plan. These plans were closed to new participants in 2005 and were replaced with defined contribution plans. The principal defined contribution plan is the Retirement Savings Plan, in which a substantial portion of the U.S. employees participate; a similar plan is offered to U.K. employees. We also provide other postretirement benefits consisting primarily of healthcare benefits to U.S. retirees who meet age and service requirements.

Defined Benefit Pension Plans

Pension benefits earned are generally based on years of service and compensation during active employment. The cost of our defined benefit pension plans included the following components:

	2013		2012		2011	
	U.S.	**International**	U.S.	International	U.S.	International
Service cost	**$51.8**	**$31.5**	$45.1	$24.1	$43.6	$29.5
Interest cost	**117.1**	**57.3**	124.2	62.3	122.8	64.2
Expected return on plan assets	**(185.4)**	**(71.2)**	(178.2)	(66.7)	(179.4)	(68.1)
Amortization						
Net actuarial loss	**116.0**	**27.0**	78.6	17.4	63.9	30.9
Prior service cost	**2.9**	**.2**	2.7	.5	2.6	.6
Settlements	**11.5**	**.9**	—	1.4	—	1.0
Special termination benefits	**1.2**	**6.2**	4.6	2.2	—	.3
Other	**—**	**2.7**	—	2.2	—	2.2
Net Periodic Pension Cost	**$115.1**	**$54.6**	$77.0	$43.4	$53.5	$60.6

Our U.S. supplemental pension plan provides for a lump sum benefit payment option at the time of retirement, or for corporate officers, six months after the retirement date. Pension settlements are recognized when cash payments exceed the sum of the service and interest cost components of net periodic pension cost of the plan for the fiscal year. We recognized $12.4 of settlement losses in 2013. Special termination benefits for 2013 and 2012 are primarily related to the cost reduction plans initiated in their respective years.

We calculate net periodic pension cost for a given fiscal year based on assumptions developed at the end of the previous fiscal year. The following table sets forth the weighted average assumptions used in the calculation of net periodic pension cost:

	2013		2012		2011	
	U.S.	**International**	U.S.	International	U.S.	International
Discount rate	**3.9%**	**4.3%**	4.9%	5.5%	5.1%	4.9%
Expected return on plan assets	**8.3%**	**6.5%**	8.8%	6.6%	8.8%	6.6%
Rate of compensation increase	**4.0%**	**3.4%**	4.0%	3.8%	4.0%	3.8%

The projected benefit obligation (PBO) is the actuarial present value of benefits attributable to employee service rendered to date, including the effects of estimated future salary increases. The following table sets forth the weighted average assumptions used in the calculation of the PBO:

	2013		2012	
	U.S.	**International**	U.S.	International
Discount rate	**4.8%**	**4.3%**	3.9%	4.3%
Rate of compensation increase	**4.0%**	**3.7%**	4.0%	3.4%

The following table reflects the change in the PBO and the change in the fair value of plan assets based on the plan year measurement date, as well as the amounts recognized in the consolidated balance sheets:

	2013		2012	
	U.S.	**International**	U.S.	International
Change in Projected Benefit Obligation				
Obligation at beginning of year	**$3,077.9**	**$1,408.6**	$2,605.9	$1,159.6
Service cost	**51.8**	**31.5**	45.1	24.1
Interest cost	**117.1**	**57.3**	124.2	62.3
Amendments	**2.6**	**(4.4)**	1.8	—
Actuarial (gain) loss	**(318.5)**	**113.5**	400.7	182.6
Settlements	**8.9**	**(2.8)**	—	(4.5)
Special termination benefits	**1.2**	**6.2**	4.6	2.2
Participant contributions	**—**	**2.3**	—	3.5
Benefits paid	**(131.4)**	**(45.2)**	(104.4)	(42.2)
Currency translation/other	**(.6)**	**18.0**	—	21.0
Obligation at End of Year	**$2,809.0**	**$1,585.0**	$3,077.9	$1,408.6
Change in Plan Assets				
Fair value at beginning of year	**$2,099.8**	**$1,139.3**	$1,844.3	$979.4
Actual return on plan assets	**313.4**	**117.5**	348.8	120.8
Company contributions	**252.4**	**48.4**	11.1	65.3
Participant contributions	**—**	**2.3**	—	3.5
Benefits paid	**(131.4)**	**(45.2)**	(104.4)	(42.2)
Settlements	**—**	**(2.8)**	—	(4.5)
Currency translation/other	**—**	**7.1**	—	17.0
Fair Value at End of Year	**$2,534.2**	**$1,266.6**	$2,099.8	$1,139.3
Funded Status at End of Year	**$(274.8)**	**$(318.4)**	$(978.1)	$(269.3)
Amounts Recognized				
Noncurrent assets	**$19.4**	**$1.1**	$—	$.9
Accrued liabilities	**(14.7)**	**—**	(13.5)	—
Noncurrent liabilities	**(279.5)**	**(319.5)**	(964.6)	(270.2)
Net Amount Recognized	**$(274.8)**	**$(318.4)**	$(978.1)	$(269.3)

The changes in plan assets and benefit obligation that have been recognized in other comprehensive income on a pretax basis during 2013 and 2012 consist of the following:

	2013		2012	
	U.S.	**International**	U.S.	International
Net actuarial (gain) loss arising during the period	**$(437.6)**	**$67.2**	$230.0	$128.6
Amortization of net actuarial loss	**(127.5)**	**(27.9)**	(78.6)	(18.8)
Prior service cost (credit) arising during the period	**2.6**	**(4.4)**	1.8	—
Amortization of prior service cost	**(2.9)**	**(.2)**	(2.7)	(.5)
Total	**$(565.4)**	**$34.7**	$150.5	$109.3

The net actuarial (gain) loss represents the actual changes in the estimated obligation and plan assets that have not yet been recognized in the consolidated income statement and are included in accumulated other comprehensive loss. Actuarial gains arising during 2013 are primarily attributable to higher discount rates and higher than expected actual returns on plan assets. Actuarial gains and losses are not recognized immediately, but instead are accumulated as a part of the unrecognized net loss balance and amortized into net periodic pension cost over the average remaining service period of participating employees as certain thresholds are met.

The components recognized in accumulated other comprehensive loss on a pretax basis at 30 September consisted of:

	2013		2012	
	U.S.	**International**	U.S.	International
Net actuarial loss	**$869.8**	**$541.8**	$1,434.9	$502.5
Prior service cost	**13.7**	**1.4**	14.0	6.0
Net transition liability	**—**	**.4**	—	.4
Total	**$883.5**	**$543.6**	$1,448.9	$508.9

The amount of accumulated other comprehensive loss at 30 September 2013 that is expected to be recognized as a component of net periodic pension cost during fiscal year 2014, excluding amounts that may be recognized through settlement losses, is as follows:

	U.S.	International
Net actuarial loss	$83.2	$35.1
Prior service cost	2.8	.1

The accumulated benefit obligation (ABO) is the actuarial present value of benefits attributed to employee service rendered to a particular date, based on current salaries. The ABO for all defined benefit pension plans was $3,990.7 and $4,012.6 at the end of 2013 and 2012, respectively.

The following table provides information on pension plans where the benefit liability exceeds the value of plan assets:

	30 September 2013		30 September 2012	
	U.S.	**International**	U.S.	International
Pension Plans with PBO in Excess of Plan Assets:				
PBO	**$2,607.6**	**$1,558.7**	$3,077.9	$1,383.3
Fair value of plan assets	**2,313.4**	**1,239.4**	2,099.8	1,113.2
Pension Plans with ABO in Excess of Plan Assets:				
ABO	**$139.3**	**$1,401.3**	$2,738.6	$1,249.1
Fair value of plan assets	**—**	**1,205.8**	2,099.8	1,113.2

Included in the tables above are several pension arrangements that are not funded because of jurisdictional practice. The ABO and PBO related to these plans for 2013 were $143.7 and $164.8, respectively.

Pension Plan Assets

Our pension plan investment strategy is to invest in diversified portfolios to earn a long-term return consistent with acceptable risk in order to pay retirement benefits and meet regulatory funding requirements while minimizing company cash contributions over time. The plans invest primarily in passive and actively managed equity and debt securities. Equity investments are diversified geographically and by investment style and market capitalization. Company stock is only included in plan assets as a component of index funds. Fixed income investments include sovereign, corporate and asset-backed securities generally denominated in the currency of the plan.

Asset allocation targets are established based on the long-term return, volatility and correlation characteristics of the asset classes, the profiles of the plans' liabilities, and acceptable levels of risk. Actual allocations vary from target due to market changes and are reviewed regularly. Assets are routinely rebalanced through contributions, benefit payments, and otherwise as deemed appropriate. The actual and target allocations at the measurement date are as follows:

	2013 Target Allocation		2013 Actual Allocation		2012 Actual Allocation	
Asset Category	**U.S.**	**International**	**U.S.**	**International**	U.S.	International
Equity securities	**60–80%**	**54–65%**	**71%**	**61%**	70%	57%
Debt securities	**20–30%**	**34–45%**	**23%**	**36%**	24%	39%
Real estate/other	**0–10%**	**0–2%**	**5%**	**1%**	5%	1%
Cash	**—**	**—**	**1%**	**2%**	1%	3%
Total			**100%**	**100%**	100%	100%

The 8.3% expected return for U.S. plan assets is based on a weighted average of estimated long-term returns of major asset classes and the historical performance of plan assets. The estimated long-term return for equity, debt securities, and real estate is 9.3%, 5.7%, and 7.1%, respectively. In determining asset class returns, we take into account historical long-term returns and the value of active management, as well as other economic and market factors.

The 6.5% expected rate of return for International plan assets is based on a weighted average return for plans outside the U.S., which vary significantly in size, asset structure and expected returns. The expected asset return for the U.K. plan, which represents over 75% of the assets of our International plans, is 7.0% and can be derived from expected equity and debt security returns of 7.6% and 4.6%, respectively.

The following table summarizes pension plan assets measured at fair value by asset class (see Note 14, Fair Value Measurements, for definition of the levels):

	30 September 2013				30 September 2012			
	Total	**Level 1**	**Level 2**	**Level 3**	Total	Level 1	Level 2	Level 3
U.S. Qualified Pension Plans								
Cash and cash equivalents	**$10.1**	**$10.1**	**$—**	**$—**	$9.9	$9.9	$—	$—
Equity securities	**764.3**	**764.3**	**—**	**—**	645.3	645.3	—	—
Equity mutual funds	**487.0**	**487.0**	**—**	**—**	446.0	446.0	—	—
Equity pooled funds	**561.4**	**—**	**561.4**	**—**	370.9	—	370.9	—
Fixed income:								
Bonds (government and corporate)	**12.5**	**—**	**12.5**	**—**	13.8	—	13.8	—
Mortgage and asset-backed securities	**14.7**	**—**	**14.7**	**—**	12.7	—	12.7	—
Mutual funds	**24.0**	**24.0**	**—**	**—**	23.6	23.6	—	—
Pooled funds	**527.4**	**—**	**527.4**	**—**	462.6	—	462.6	—
Real estate pooled funds	**132.8**	**—**	**—**	**132.8**	115.0	—	—	115.0
Total U.S. Qualified Pension Plans	**$2,534.2**	**$1,285.4**	**$1,116.0**	**$132.8**	$2,099.8	$1,124.8	$860.0	$115.0
International Pension Plans								
Cash and cash equivalents	**$16.9**	**$16.9**	**$—**	**$—**	$37.8	$37.8	$—	$—
Equity pooled funds	**776.0**	**—**	**776.0**	**—**	642.6	—	642.6	—
Fixed income pooled funds	**385.3**	**—**	**385.3**	**—**	375.9	—	375.9	—
Other pooled funds	**20.1**	**—**	**10.7**	**9.4**	19.5	—	10.8	8.7
Insurance contracts	**68.3**	**—**	**—**	**68.3**	63.5	—	—	63.5
Total International Pension Plans	**$1,266.6**	**$16.9**	**$1,172.0**	**$77.7**	$1,139.3	$37.8	$1,029.3	$72.2

The following table summarizes changes in fair value of the pension plan assets classified as Level 3, by asset class:

	Real Estate Pooled Funds	Other Pooled Funds	Insurance Contracts	Total
30 September 2011	$101.3	$16.7	$71.6	$189.6
Actual return on plan assets:				
Assets held at end of year	13.7	(1.1)	(1.0)	11.6
Assets sold during the period	—	.3	—	.3
Purchases, sales, and settlements, net	—	(7.2)	(7.1)	(14.3)
30 September 2012	$115.0	$8.7	$63.5	$187.2
Actual return on plan assets:				
Assets held at end of year	17.8	1.6	5.6	25.0
Assets sold during the period	—	.2	—	.2
Purchases, sales, and settlements, net	—	(1.1)	(.8)	(1.9)
30 September 2013	**$132.8**	**$9.4**	**$68.3**	**$210.5**

The descriptions and fair value methodologies for the U.S. and International pension plan assets are as follows:

Cash and Cash Equivalents
The carrying amounts of cash and cash equivalents approximate fair value due to the short-term maturity.

Equity Securities
Equity securities are valued at the closing market price reported on a U.S. exchange where the security is actively traded and are therefore classified as Level 1 assets.

Mutual Funds
Shares of mutual funds are valued at their published closing net asset value (NAV) and are classified as Level 1 assets.

Pooled Funds
Securities are valued at the NAV of the shares held at year end, which is based on the fair value of the underlying investments, and are classified as Level 2 assets.

Corporate and Government Bonds
Corporate and government bonds are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields and credit ratings.

Mortgage and Asset-Backed Securities
Securities are classified as Level 2 assets, as they are either valued at quoted market prices from observable pricing sources at the reporting date or valued based upon comparable securities with similar yields, credit ratings, and purpose of the underlying loan.

Real Estate Pooled Funds
Funds are classified as Level 3 assets, as they are carried at the estimated fair value of the underlying properties. Estimated fair value is calculated utilizing a combination of key inputs, such as revenue and expense growth rates, terminal capitalization rates, and discount rates. These key inputs are consistent with practices prevailing within the real estate investment management industry.

Other Pooled Funds
Securities classified as Level 2 assets are valued at the NAV of the shares held at year end, which is based on the fair value of the underlying investments. Securities and interests classified as Level 3 are carried at the estimated fair value of the underlying investments. The underlying investments are valued based on bids from brokers or other third-party vendor sources that utilize expected cash flow streams and other uncorroborated data, including counterparty credit quality, default risk, discount rates, and the overall capital market liquidity.

Insurance Contracts
Insurance contracts are classified as Level 3 assets, as they are carried at contract value, which approximates the estimated fair value. The estimated fair value is based on the fair value of the underlying investment of the insurance company.

Contributions and Projected Benefit Payments
Pension contributions of $300.8 for fiscal year 2013 include voluntary contributions for the U.S. plans of $220.0. These contributions resulted from an assessment of long-term funding requirements of the plans and tax planning. We anticipate contributing $80 to $100 to the defined benefit pension plans in 2014. These contributions are dependent upon the timing of retirements.

Projected benefit payments, which reflect expected future service, are as follows:

	U.S.	International
2014	$115.6	$46.4
2015	124.7	51.3
2016	130.3	53.3
2017	141.3	54.8
2018	148.8	57.7
2019–2023	885.2	344.1

These estimated benefit payments are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

Defined Contribution Plans
We maintain a nonleveraged employee stock ownership plan (ESOP) which forms part of the Air Products and Chemicals, Inc. Retirement Savings Plan (RSP). The ESOP was established in May of 2002. The balance of the RSP is a qualified defined contribution plan including a 401(k) elective deferral component. A substantial portion of U.S. employees are eligible and participate.

We treat dividends paid on ESOP shares as ordinary dividends. Under existing tax law, we may deduct dividends which are paid with respect to shares held by the plan. Shares of the Company's common stock in the ESOP totaled 3,691,435 as of 30 September 2013.

We match a portion of the participants' contributions to the RSP and other various worldwide defined contribution plans. Our contributions to the RSP include a Company core contribution for certain eligible employees who do not receive their primary retirement benefit from the defined benefit pension plans, with the core contribution based on a percentage of pay that is dependent on years of service. For the RSP, we also make matching contributions on overall employee contributions as a percentage of the employee contribution and include an enhanced contribution for certain eligible employees that do not participate in the defined benefit pension plans. Worldwide contributions expensed to income in 2013, 2012, and 2011 were $40.6, $33.9, and $31.3, respectively.

Other Postretirement Benefits
We provide other postretirement benefits consisting primarily of healthcare benefits to certain U.S. retirees who meet age and service requirements. The healthcare benefit is a continued medical benefit until the retiree reaches age 65. Healthcare benefits are contributory, with contributions adjusted periodically. The retiree medical costs are capped at a specified dollar amount, with the retiree contributing the remainder.

The cost of our other postretirement benefit plans includes the following components:

	2013	2012	2011
Service cost	**$4.3**	$4.5	$5.7
Interest cost	**1.9**	3.9	3.3
Amortization of net actuarial loss	**2.3**	2.9	3.8
Net Periodic Postretirement Cost	**$8.5**	$11.3	$12.8

We calculate net periodic postretirement cost for a given fiscal year based on assumptions developed at the end of the previous fiscal year. The discount rate assumption used in the calculation of net periodic postretirement cost for 2013, 2012, and 2011 was 1.9%, 3.7%, and 2.8%, respectively.

We measure the other postretirement benefits as of 30 September. The discount rate assumption used in the calculation of the accumulated postretirement benefit obligation was 2.4% and 1.9% for 2013 and 2012, respectively.

The following table reflects the change in the accumulated postretirement benefit obligation and the amounts recognized in the consolidated balance sheets:

	2013	2012
Obligation at beginning of year	**$119.9**	$113.8
Service cost	**4.3**	4.5
Interest cost	**1.9**	3.9
Actuarial (gain) loss	**(14.5)**	10.2
Benefits paid	**(11.7)**	(12.5)
Obligation at End of Year	**$99.9**	$119.9
Amounts Recognized		
Accrued liabilities	**$10.9**	$12.6
Noncurrent liabilities	**89.0**	107.3

The changes in benefit obligation that have been recognized in other comprehensive income on a pretax basis during 2013 and 2012 for our other postretirement benefit plans consist of the following:

	2013	2012
Net actuarial (gain) loss arising during the period	**$(14.5)**	$10.2
Amortization of net actuarial loss	**(2.3)**	(2.9)
Total	**$(16.8)**	$7.3

The net actuarial loss recognized in accumulated other comprehensive loss on a pretax basis was $19.7 at 30 September 2013 and $36.5 at 30 September 2012. Of the 30 September 2013 net actuarial loss, it is estimated that $1.7 will be amortized into net periodic postretirement cost during fiscal year 2014.

The assumed healthcare trend rates are as follows:

	2013	2012
Healthcare trend rate	**7.5%**	8.0%
Ultimate trend rate	**5.0%**	5.0%
Year the ultimate trend rate is reached	**2019**	2019

The effect of a change in the healthcare trend rate is tempered by a cap on the average retiree medical cost. The impact of a one percentage point change in the assumed healthcare cost trend rate on net periodic postretirement cost and the obligation is not material.

Projected benefit payments are as follows:

2014	$ 11.1
2015	10.9
2016	11.0
2017	10.8
2018	10.6
2019–2023	46.3

These estimated benefit payments are based on assumptions about future events. Actual benefit payments may vary significantly from these estimates.

17. COMMITMENTS AND CONTINGENCIES

Litigation

We are involved in various legal proceedings, including competition, environmental, health, safety, product liability, and insurance matters. In September 2010, the Brazilian Administrative Council for Economic Defense (CADE) issued a decision against our Brazilian subsidiary, Air Products Brasil Ltda., and several other Brazilian industrial gas companies for alleged anticompetitive activities. CADE imposed a civil fine of R$179.2 million (approximately $81 at 30 September 2013) on Air Products Brasil Ltda. This fine was based on a recommendation by a unit of the Brazilian Ministry of Justice whose investigation began in 2003, alleging violation of competition laws with respect to the sale of industrial and medical gases. The fines are based on a percentage of our total revenue in Brazil in 2003.

We have denied the allegations made by the authorities and filed an appeal in October 2010 with the Brazilian courts. Certain of our defenses, if successful, could result in the matter being dismissed with no fine against us. We, with advice of our outside legal counsel, have assessed the status of this matter and have concluded that, although an adverse final judgment after exhausting all appeals is reasonably possible, such a judgment is not probable. As a result, no provision has been made in the consolidated financial statements. We estimate the maximum possible loss to be the full amount of the fine of R$179.2 million (approximately $81 at 30 September 2013) plus interest accrued thereon until final disposition of the proceedings.

We are required to provide security for the payment of the fine (and interest) in order to suspend execution of the judgment during the appeal process, during which time interest will accrue on the fine. The security is only collectible by the court in the event we are not successful in our appeal and do not timely pay the fine. The security could be in the form of a bank guarantee or in other forms which the courts deem acceptable. The form of security to be provided by us has not been finally determined.

While we do not expect that any sums we may have to pay in connection with this or any other legal proceeding would have a material adverse effect on our consolidated financial position or net cash flows, a future charge for regulatory fines or damage awards could have a significant impact on our net income in the period in which it is recorded.

Environmental

In the normal course of business, we are involved in legal proceedings under the Comprehensive Environmental Response, Compensation, and Liability Act (CERCLA: the federal Superfund law), Resource Conservation and Recovery Act (RCRA), and similar state and foreign environmental laws relating to the designation of certain sites for investigation or remediation. Presently, there are approximately 33 sites on which a final settlement has not been reached where we, along with others, have been designated a potentially responsible party by the Environmental Protection Agency or are otherwise engaged in investigation or remediation, including cleanup activity at certain of our current and former manufacturing sites. We continually monitor these sites for which we have environmental exposure.

Accruals for environmental loss contingencies are recorded when it is probable that a liability has been incurred and the amount of loss can be reasonably estimated consistent with the policy set forth in Note 1, Major Accounting Policies, to the consolidated financial statements. The consolidated balance sheets at 30 September 2013 and 2012 included an accrual of $86.7 and $87.5, respectively, primarily as part of other noncurrent liabilities. The environmental liabilities will be paid over a period of up to 30 years. We estimate the exposure for environmental loss contingencies to range from $86 to a reasonably possible upper exposure of $100 as of 30 September 2013.

Actual costs to be incurred at identified sites in future periods may vary from the estimates, given inherent uncertainties in evaluating environmental exposures. Using reasonably possible alternative assumptions of the exposure level could result in an increase to the environmental accrual. Due to the inherent uncertainties related to environmental exposures, a significant increase to the reasonably possible upper exposure level could occur if a new site is designated, the scope of remediation is increased, a different remediation alternative is identified, or a significant increase in our proportionate share occurs. We do not expect that any sum we may have to pay in connection with environmental matters in excess of the amounts recorded or disclosed above would have a material adverse impact on our financial position or results of operations in any one year.

Pace

At 30 September 2013, $33.0 of the environmental accrual was related to the Pace facility.

In 2006, we sold our Amines business, which included operations at Pace, Florida and recognized a liability for retained environmental obligations associated with remediation activities at Pace. We are required by the Florida Department of Environmental Protection (FDEP) and the United States Environmental Protection Agency (USEPA) to continue our remediation efforts. We estimated that it would take about 20 years to complete the groundwater remediation, and the costs through completion were estimated to range from $42 to $52. As no amount within the range was a better estimate than another, we recognized a pretax expense in fiscal 2006 of $42.0 as a component of income from discontinued operations and recorded an environmental accrual of $42.0 in continuing operations on the consolidated balance sheets. There has been no change to the estimated exposure range related to the Pace facility.

We have implemented many of the remedial corrective measures at the Pace, Florida facility required under 1995 Consent Orders issued by the FDEP and the USEPA. Contaminated soils have been bioremediated, and the treated soils have been secured in a lined on-site disposal cell. Several groundwater recovery systems have been installed to contain and remove contamination from groundwater. We completed an extensive assessment of the site to determine how well existing measures are working, what additional corrective measures may be needed, and whether newer remediation technologies that were not available in the 1990s might be suitable to more quickly and effectively remove groundwater contaminants. Based on assessment results, we completed a focused feasibility study that appears to have identified new and alternative approaches that should more effectively remove contaminants and achieve the targeted remediation goals. We continue to review the new approaches with the FDEP.

Piedmont

At 30 September 2013, $19.5 of the environmental accrual was related to the Piedmont site.

On 30 June 2008, we sold our Elkton, Maryland, and Piedmont, South Carolina, production facilities and the related North American atmospheric emulsions and global pressure sensitive adhesives businesses. In connection with the sale, we recognized a liability for retained environmental obligations associated with remediation activities at the Piedmont site. This site is under active remediation for contamination caused by an insolvent prior owner. The sale of the site triggered expense recognition. Prior to the sale, remediation costs had been capitalized since they improved the property as compared to its condition when originally acquired. We are required by the South Carolina Department of Health and Environmental Control to address both contaminated soil and groundwater. Numerous areas of soil contamination have been addressed, and contaminated groundwater is being recovered and treated. We estimate that it will take until 2017 to complete source area remediation and another 15 years thereafter to complete groundwater recovery, with costs through completion estimated to be $24. We recognized a pretax expense in 2008 of $24.0 as a component of income from discontinued operations and recorded an environmental liability of $24.0 in continuing operations on the consolidated balance sheets. There has been no change to the estimated exposure.

Paulsboro

At 30 September 2013, $6.1 of the environmental accrual was related to the Paulsboro site.

During the first quarter of 2009, management committed to a plan to sell the production facility in Paulsboro, New Jersey and recognized a $16.0 environmental liability associated with this site. The change in the liability balance since it was established is a result of spending and changes in the estimated exposure. In December 2009, we completed the sale of this facility. We are required by the New Jersey state law to investigate and, if contaminated, remediate a site upon its sale. We estimate that it will take several years to complete the investigation/remediation efforts at this site.

Pasadena

At 30 September 2013, $12.7 of the environmental accrual was related to the Pasadena site.

During the fourth quarter of 2012, management committed to permanently shutting down our PUI production facility in Pasadena, Texas. In shutting down and dismantling the facility, we will undertake certain remediation obligations related to soil and groundwater contaminants. We have been pumping and treating the groundwater to control off-site migration of contaminated groundwater in compliance with regulatory requirements and under the approval of the Texas Commission on Environmental Quality (TCEQ). We estimate that we will continue this program for

30 years subsequent to the shutdown of the PUI production facility. In addition, we will perform additional work to address other environmental obligations at the site. This additional work includes addressing the RCRA permitted hazardous waste management units, investigating other potential solid waste management units, performing post closure care for two closed RCRA surface impoundment units and establishing engineering controls. In 2012, we estimated the total exposure at this site to be $13.0. There has been no change to the estimated exposure.

Asset Retirement Obligations

The Company's asset retirement obligations are primarily associated with Tonnage Gases on-site long-term supply contracts, under which the Company has built a facility on land owned by the customer and is obligated to remove the facility at the end of the contract term. The retirement of assets includes the contractually required removal of a long-lived asset from service, and encompasses the sale, removal, abandonment, recycling, or disposal of the assets as required at the end of the contract terms. The timing and/or method of settlement of these obligations are conditional on a future event that may or may not be within our control.

Changes to the carrying amount of our asset retirement obligations are as follows:

Balance at 30 September 2011	$ 63.4
Additional accruals	15.0
Liabilities settled	(5.7)
Accretion expense	3.4
Currency translation adjustment	.6
Balance at 30 September 2012	$76.7
Additional accruals	12.9
Liabilities settled	(3.6)
Accretion expense	3.4
Currency translation adjustment	.4
Balance at 30 September 2013	**$89.8**

These obligations are primarily reflected in other noncurrent liabilities on the consolidated balance sheets.

Guarantees and Warranties

We are a party to certain guarantee agreements, including debt guarantees of equity affiliates and equity support agreements. These guarantees are contingent commitments that are related to activities of our primary businesses.

We have guaranteed repayment of some additional borrowings of certain unconsolidated equity affiliates. At 30 September 2013, these guarantees have terms in the range of one to eight years, with maximum potential payments of $4.7.

We have entered into an equity support agreement and operations guarantee related to an air separation facility constructed in Trinidad for a venture in which we own 50%. At 30 September 2013, maximum potential payments under joint and several guarantees were $49.5. Exposures under the guarantee decline over time and will be completely extinguished by 2024.

To date, no equity contributions or payments have been required since the inception of these guarantees. The fair value of the above guarantees is not material.

We, in the normal course of business operations, have issued product warranties in our Equipment business. Also, contracts often contain standard terms and conditions which typically include a warranty and indemnification to the buyer that the goods and services purchased do not infringe on third-party intellectual property rights. The provision for estimated future costs relating to warranties is not material to the consolidated financial statements.

We do not expect that any sum we may have to pay in connection with guarantees and warranties will have a material adverse effect on our consolidated financial condition, liquidity, or results of operations.

Put Option Agreements

In 2002, we entered into a put option agreement as part of the purchase of an additional interest in San Fu Gas Company, Ltd., renamed Air Products San Fu Company, Ltd. (San Fu), an industrial gas company in Taiwan. Currently, we have an ownership interest of 74% in San Fu. Put options were issued which give other shareholders the right to sell San Fu stock to us at market price when exercised. The options are effective through January 2015 and allow for the sale of all stock owned by other shareholders to us. We account for put options as contingent

liabilities to purchase an asset. Since the inception of these agreements and through 30 September 2013, we determined that we were not certain that these options would be exercised by the other shareholders. The estimated U.S. dollar price of purchasing the stock owned by other shareholders based on the exchange rate at 30 September 2013 would be approximately $275.

In July 2012, we entered into an agreement that provides the largest minority shareholder of Indura S.A. a right to exercise a put option to require Air Products to purchase up to a 30.5% equity interest (approximately 16.3 million shares) during the two-year period beginning on 1 July 2015. We determined that the put option is embedded within minority interest shares that are subject to the put option. Therefore, the put option is accounted for within "Redeemable Noncontrolling Interest" in our consolidated balance sheets. Refer to Note 5, Business Combinations, and Note 20, Noncontrolling Interests, for further details.

Unconditional Purchase Obligations

We are obligated to make future payments under unconditional purchase obligations as summarized below:

2014	$ 821
2015	104
2016	104
2017	80
2018	65
Thereafter	296
Total	$1,470

Approximately $700 of our long-term unconditional purchase obligations relate to feedstock supply for numerous HyCO (hydrogen, carbon monoxide, and syngas) facilities. The price of feedstock supply is principally related to the price of natural gas. However, long-term take-or-pay sales contracts to HyCO customers are generally matched to the term of the feedstock supply obligations and provide recovery of price increases in the feedstock supply. Due to the matching of most long-term feedstock supply obligations to customer sales contracts, we do not believe these purchase obligations would have a material effect on our financial condition or results of operations.

The unconditional purchase obligations also include other product supply and purchase commitments and electric power and natural gas supply purchase obligations, which are primarily pass-through contracts with our customers. In addition, purchase commitments to spend approximately $625 for additional plant and equipment are included in the unconditional purchase obligations in 2014.

18. CAPITAL STOCK

Common Stock

Authorized common stock consists of 300 million shares with a par value of $1 per share. As of 30 September 2013, 249 million shares were issued, with 211 million outstanding.

On 15 September 2011, the Board of Directors authorized the repurchase of up to $1,000 of our outstanding common stock. We repurchase shares pursuant to Rules 10b5-1 and 10b-18 under the Securities Exchange Act of 1934, as amended, through repurchase agreements established with several brokers. During fiscal year 2013, we purchased 5.7 million of our outstanding shares at a cost of $461.6. At 30 September 2013, $485.3 in share repurchase authorization remains.

The following table reflects the changes in common shares:

Year ended 30 September	**2013**	2012	2011
Number of Common Shares Outstanding			
Balance, beginning of year	**212,475,880**	210,185,256	213,802,865
Purchase of treasury shares	**(5,721,017)**	(594,916)	(7,433,612)
Issuance of treasury shares for stock option and award plans	**4,424,394**	2,885,540	3,816,003
Balance, end of year	**211,179,257**	212,475,880	210,185,256

Preferred Stock
Authorized preferred stock consists of 25 million shares with a par value of $1 per share, of which 2.5 million have been designated as Series A Junior Participating Preferred Stock in accordance with the Shareholder Rights Plan discussed below. At 30 September 2013, no shares of the preferred stock were issued or outstanding.

Shareholder Rights Plan
On 24 July 2013, the Board of Directors unanimously adopted a limited duration Shareholder Rights Plan under which common stockholders receive an associated right to purchase one one-thousandth (1/1,000) of a share of Series A Junior Participating Preferred Stock. These rights will trade with the shares of our common stock and will be exercisable at a price of $300.00 in the event of certain changes in beneficial ownership of the Company.

Under the Shareholder Rights Plan, the rights generally will become exercisable only if a person or group acquires beneficial ownership of 10 percent (or 20 percent in the case of institutional investors filing on Schedule 13G) or more of our common stock in a transaction not approved by our Board of Directors (an "Acquiring Person"). In that situation, each holder of a right (other than the Acquiring Person) will have the right to purchase, at the exercise price, common shares having a market value equal to twice the exercise price. In addition, in the event of a merger or business combination with the Acquiring Person, each holder of the right will thereafter have the right to purchase, at the exercise price, common shares of the Acquiring Person having a market value equal to twice the exercise price. The rights will expire on 24 July 2014 unless redeemed earlier by the Company for $0.001 per right.

19. SHARE-BASED COMPENSATION

We have various share-based compensation programs, which include stock options, deferred stock units, and restricted stock. Under all programs, the terms of the awards are fixed at the grant date. We issue shares from treasury stock upon the exercise of stock options, the payout of deferred stock units, and the issuance of restricted stock awards. As of 30 September 2013, there were 6,610,360 shares available for future grant under our Long-Term Incentive Plan, which is shareholder approved.

Share-based compensation cost recognized in the consolidated income statements is summarized below:

	2013	2012	2011
Before-Tax Share-Based Compensation Cost	**$43.5**	$43.8	$44.8
Income tax benefit	**(15.7)**	(15.7)	(17.1)
After-Tax Share-Based Compensation Cost	**$27.8**	$28.1	$27.7

Before-tax share-based compensation cost is primarily included in selling and administrative expense on our consolidated income statements. The amount of share-based compensation cost capitalized in 2013, 2012, and 2011 was not material.

Total before-tax share-based compensation cost by type of program was as follows:

	2013	2012	2011
Stock options	**$21.5**	$22.1	$21.4
Deferred stock units	**19.6**	19.5	20.8
Restricted stock	**2.4**	2.2	2.6
Before-Tax Share-Based Compensation Cost	**$43.5**	$43.8	$44.8

Stock Options

We have granted awards of options to purchase common stock to executives and selected employees. The exercise price of stock options equals the market price of our stock on the date of the grant. Options generally vest incrementally over three years, and remain exercisable for ten years from the date of grant.

Fair values of stock options were estimated using a Black Scholes model that used the assumptions noted in the table below. Expected volatility and expected dividend yield are based on actual historical experience of our stock and dividends over the historical period equal to the expected life. The expected life represents the period of time that options granted are expected to be outstanding based on an analysis of Company-specific historical exercise data. The range given below results from certain groups of employees exhibiting different behavior. Groups of employees that have similar historical exercise behavior were considered separately for valuation purposes. The risk-free rate is based on the U.S. Treasury Strips with terms equal to the expected time of exercise as of the grant date.

	2013	2012	2011
Expected volatility	**28.6%–30.4%**	29.0%–30.4%	29.2%–30.0%
Expected dividend yield	**2.4%**	2.3%	2.2%
Expected life (in years)	**7.3–9.1**	7.3–9.0	7.0–8.7
Risk-free interest rate	**1.2%–1.5%**	1.7%–2.1%	2.4%–2.9%

The weighted average grant-date fair value of options granted during 2013, 2012, and 2011 was $19.85, $21.43, and $23.83, per option, respectively.

A summary of stock option activity is presented below:

Stock Options	Shares (000)	Weighted Average Exercise Price
Outstanding at 30 September 2012	11,835	$67.79
Granted	1,140	81.76
Exercised	(4,263)	55.17
Forfeited/Expired	(100)	85.37
Outstanding at 30 September 2013	**8,612**	**$75.69**
Exercisable at 30 September 2013	**6,531**	**$73.23**

Stock Options	Weighted Average Remaining Contractual Terms (in years)	Aggregate Intrinsic Value
Outstanding at 30 September 2013	**5.3**	**$268**
Exercisable at 30 September 2013	**4.3**	**$218**

The aggregate intrinsic value represents the amount by which our closing stock price of $106.57 as of 30 September 2013 exceeds the exercise price multiplied by the number of in-the-money options outstanding or exercisable.

The total intrinsic value of stock options exercised during 2013, 2012, and 2011 was $170.4, $110.6, and $180.8, respectively.

Compensation cost is generally recognized over the stated vesting period consistent with the terms of the arrangement (i.e., either on a straight-line or graded-vesting basis). Expense recognition is accelerated for retirement-eligible individuals who would meet the requirements for vesting of awards upon their retirement. As of 30 September 2013, there was $9.7 of unrecognized compensation cost related to nonvested stock options, which is expected to be recognized over a weighted average period of 2.0 years.

Cash received from option exercises during 2013 was $226.4. The total tax benefit realized from stock option exercises in 2013 was $61.6, of which $34.0 was the excess tax benefit.

Deferred Stock Units and Restricted Stock

The grant-date fair value of deferred stock units and restricted stock is estimated on the date of grant based on the market price of the stock, and compensation cost is generally amortized to expense on a straight-line basis over the vesting period during which employees perform related services. Expense recognition is accelerated for retirement-eligible individuals who would meet the requirements for vesting of awards upon their retirement.

Deferred Stock Units

We have granted deferred stock units to executives, selected employees, and outside directors. These deferred stock units entitle the recipient to one share of common stock upon vesting, which is conditioned on continued employment during the deferral period and may also be conditioned on achieving certain performance targets. The deferral period for some units ends after death, disability, or retirement. The deferral period for other performance-based deferred stock units ends at the end of the performance period (one to three years). Additionally, we have granted deferred stock units, subject to a three-, four-, or five-year deferral period, to selected employees. Deferred stock units issued to directors are paid after service on the Board of Directors ends at the time elected by the director (not to exceed 10 years after service ends).

Deferred Stock Units	Shares (000)	Weighted Average Grant-Date Fair Value
Outstanding at 30 September 2012	1,416	$69.09
Granted	264	82.78
Paid out	(393)	56.36
Forfeited/adjustments	(23)	83.23
Outstanding at 30 September 2013	**1,264**	**$75.64**

Cash payments made for deferred stock units were $1.9, $1.8, and $1.0 in 2013, 2012, and 2011, respectively. As of 30 September 2013, there was $24.3 of unrecognized compensation cost related to deferred stock units. The cost is expected to be recognized over a weighted average period of 2.4 years. The total fair value of deferred stock units paid out during 2013, 2012, and 2011, including shares vested in prior periods, was $32.3, $22.0, and $26.3, respectively.

Restricted Stock

We have issued shares of restricted stock to certain officers. Participants are entitled to cash dividends and to vote their respective shares. Shares granted since 2007 vest in four years or upon earlier retirement, death, or disability. Shares granted prior to 2007 are subject to forfeiture if employment is terminated other than due to death, disability, or retirement. The shares are nontransferable while subject to forfeiture.

Restricted Stock	Shares (000)	Weighted Average Grant-Date Fair Value
Outstanding at 30 September 2012	143	$73.61
Granted	34	81.57
Vested	(53)	67.12
Outstanding at 30 September 2013	**124**	**$78.51**

As of 30 September 2013, there was $1.9 of unrecognized compensation cost related to restricted stock awards. The cost is expected to be recognized over a weighted average period of 2.3 years. The total fair value of restricted stock vested during 2013, 2012, and 2011 was $4.4, $2.0, and $1.6, respectively.

20. NONCONTROLLING INTERESTS

INDURA S.A.

Redeemable Noncontrolling Interest

The largest minority shareholder in Indura S.A. has the right to exercise a put option to require us to purchase up to a 30.5% equity interest during the two-year period beginning on 1 July 2015, at a redemption value equal to fair market value (subject to a minimum price based upon the acquisition date value escalated by an inflation factor). We determined that the put option is embedded within the minority interest shares that are subject to the put option. The redemption feature requires classification of the minority shareholder's interest in the consolidated balance sheet outside of equity under the caption "Redeemable Noncontrolling Interest."

The redeemable noncontrolling interest of Indura S.A. was recorded on the acquisition date based on the estimated fair value of the shares including the embedded put option. As Indura S.A. shares are not publicly traded, the fair value of the shares was estimated based on trading multiples for similar companies in the Chilean stock market and recent transactions. The fair value of the put option was estimated using standard equity option pricing techniques, expected dividend payouts, and assumptions that market participants would use regarding equity volatility and the risk-free rate of return. Subsequent adjustments to the value of the redeemable noncontrolling interest due to the redemption feature, if any, will be recognized as they occur and recorded within capital in excess of par value.

The following is a rollforward of the redeemable noncontrolling interest:

Balance at 30 September 2011	$ —
Indura acquisition	374.1
Net loss	(2.4)
Currency translation adjustment	20.8
Balance at 30 September 2012	$392.5
Net income	8.1
Dividends	(1.1)
Currency translation adjustment	(23.7)
Balance at 30 September 2013	**$375.8**

As redeemable noncontrolling interest is not part of total equity, the impacts above are excluded from our consolidated statements of equity.

21. EARNINGS PER SHARE

The following table sets forth the computation of basic and diluted earnings per share (EPS):

30 September	2013	2012	2011
Numerator			
Income from continuing operations	**$1,004.2**	$999.2	$1,134.3
Income (Loss) from discontinued operations	**(10.0)**	168.1	89.9
Net Income Attributable to Air Products	**$994.2**	$1,167.3	$1,224.2
Denominator (in millions)			
Weighted average common shares—Basic	**209.7**	211.2	213.0
Effect of dilutive securities			
Employee stock option and other award plans	**2.6**	3.5	4.6
Weighted average common shares—Diluted	**212.3**	214.7	217.6
Basic EPS Attributable to Air Products			
Income from continuing operations	**$4.79**	$4.73	$5.33
Income (Loss) from discontinued operations	**(.05)**	.80	.42
Net Income Attributable to Air Products	**$4.74**	$5.53	$5.75
Diluted EPS Attributable to Air Products			
Income from continuing operations	**$4.73**	$4.66	$5.22
Income (Loss) from discontinued operations	**(.05)**	.78	.41
Net Income Attributable to Air Products	**$4.68**	$5.44	$5.63

Diluted EPS attributable to Air Products reflects the potential dilution that could occur if stock options or other share-based awards were exercised or converted into common stock. The dilutive effect is computed using the treasury stock method, which assumes all share-based awards are exercised and the hypothetical proceeds from exercise are used by the Company to purchase common stock at the average market price during the period. The incremental shares (difference between shares assumed to be issued versus purchased), to the extent they would have been dilutive, are included in the denominator of the diluted EPS calculation. Options on 2.1 million shares, 3.6 million shares, and 2.1 million shares were antidilutive and therefore excluded from the computation of diluted EPS for 2013, 2012, and 2011, respectively.

22. INCOME TAXES

The following table summarizes the income of U.S. and foreign operations before taxes:

	2013	2012	2011
Income from Continuing Operations before Taxes			
United States	**$428.5**	$518.6	$625.5
Foreign	**754.1**	640.1	767.1
Income from equity affiliates	**167.8**	153.8	154.3
Total	**$1,350.4**	$1,312.5	$1,546.9

The following table shows the components of the provision for income taxes:

	2013	2012	2011
Current Tax Provision			
Federal	**$97.6**	$43.1	$14.7
State	**6.5**	9.6	20.1
Foreign	**191.0**	173.9	153.8
	295.1	226.6	188.6
Deferred Tax Provision			
Federal	**27.7**	76.5	181.6
State	**(7.8)**	4.0	2.6
Foreign	**(7.1)**	(19.8)	2.5
	12.8	60.7	186.7
Income Tax Provision	**$307.9**	$287.3	$375.3

A reconciliation of the differences between the United States federal statutory tax rate and the effective tax rate is as follows:

(Percent of income before taxes)	**2013**	2012	2011
U.S. federal statutory tax rate	**35.0%**	35.0%	35.0%
State taxes, net of federal benefit	**.5**	.7	1.0
Income from equity affiliates	**(4.3)**	(4.0)	(3.3)
Foreign taxes and credits	**(6.9)**	(8.6)	(7.1)
Domestic production activities	**(.6)**	(.9)	(.6)
Tax audit settlements and adjustments	**—**	(1.1)	(1.1)
Other	**(.9)**	.8	.4
Effective Tax Rate	**22.8%**	21.9%	24.3%

Income tax payments, net of refunds, were $325.5 in 2013, $255.7 in 2012, and $159.9 in 2011.

The significant components of deferred tax assets and liabilities are as follows:

30 September	2013	2012
Gross Deferred Tax Assets		
Retirement benefits and compensation accruals	**$347.2**	$520.4
Tax loss carryforwards	**53.3**	57.4
Tax credits and other tax carryforwards	**66.6**	52.8
Reserves and accruals	**140.3**	188.9
Asset impairment	**—**	25.4
Currency losses	**34.8**	—
Other	**40.1**	43.2
Valuation allowance	**(44.7)**	(36.6)
Deferred Tax Assets	**637.6**	851.5
Gross Deferred Tax Liabilities		
Plant and equipment	**1,066.4**	1,089.5
Currency gains	**—**	20.3
Unremitted earnings of foreign entities	**80.6**	71.9
Intangible assets	**135.5**	135.3
Other	**17.8**	10.2
Deferred Tax Liabilities	**1,300.3**	1,327.2
Net Deferred Income Tax Liability	**$662.7**	$475.7

Deferred tax assets and liabilities are included within the consolidated financial statements as follows:

	2013	2012
Deferred Tax Assets		
Other receivables and current assets	**$115.3**	$129.0
Other noncurrent assets	**53.1**	73.7
Total Deferred Tax Assets	**168.4**	202.7
Deferred Tax Liabilities		
Payables and accrued liabilities	**3.9**	7.6
Deferred income taxes	**827.2**	670.8
Total Deferred Tax Liabilities	**831.1**	678.4
Net Deferred Income Tax Liability	**$662.7**	$475.7

The increase in net deferred income tax liability primarily resulted from decreases in liability associated with retirement benefits. Refer to Note 16, Retirement Benefits, for additional information.

Foreign and state loss carryforwards as of 30 September 2013 were $154.9 and $301.0, respectively. As of 30 September 2013, foreign tax credits and other tax carryforwards were $46.9, and U.S. tax credits were $19.7. Unused foreign loss carryforwards, tax credits, and other tax carryforwards of $117.9 have expiration periods that range from 2014 to 2023; the remainder have unlimited carryforward periods. State loss carryforwards have expiration periods that range between fiscal years 2014 and 2033, and U.S. tax credits mainly expire in 2023.

The net change in the valuation allowance was an increase of $8.1 for the year ended 30 September 2013. The valuation allowance as of 30 September 2013 primarily relates to the foreign and state loss carryforwards, tax credits, and other tax carryforwards referenced above. If events warrant the reversal of the $44.7 valuation allowance, it would result in a reduction of tax expense. We believe it is more likely than not that future earnings will be sufficient to utilize our deferred tax asset, net of existing valuation allowance, at 30 September 2013.

We record U.S. income taxes on the undistributed earnings of our foreign subsidiaries and corporate joint ventures unless those earnings are permanently reinvested in the companies that produced them. These cumulative undistributed earnings that are considered to be permanently reinvested in foreign subsidiaries and corporate joint ventures are included in retained earnings on the consolidated balance sheets and amounted to $5,524.9 as of 30 September 2013. An estimated $1,400.3 in U.S. income and foreign withholding taxes would be due if these

earnings were remitted as dividends after payment of all deferred taxes. As more than 90% of the undistributed earnings are in countries with a statutory tax rate of 24% or higher, we do not generate a disproportionate amount of taxable income in countries with very low tax rates.

A reconciliation of the beginning and ending amount of the unrecognized tax benefits is as follows:

Unrecognized Tax Benefits	**2013**	2012	2011
Balance at beginning of year	**$110.8**	$126.4	$197.8
Additions for tax positions of the current year	**12.7**	44.5	16.3
Additions for tax positions of prior years	**9.0**	2.3	5.7
Reductions for tax positions of prior years	**(.5)**	(46.9)	(72.4)
Settlements	**(1.4)**	(11.0)	(15.6)
Statute of limitations expiration	**(8.0)**	(3.7)	(4.8)
Foreign currency translation	**1.7**	(.8)	(.6)
Balance at End of Year	**$124.3**	$110.8	$126.4

At 30 September 2013 and 2012, we had $124.3 and $110.8 of unrecognized tax benefits, excluding interest and penalties, of which $63.1 and $56.9, respectively, would impact the effective tax rate if recognized.

Interest and penalties related to unrecognized tax benefits are recorded as a component of income tax expense and totaled $2.4 in 2013, $(26.1) in 2012, and $(2.4) in 2011. Our accrued balance for interest and penalties was $8.1 and $7.2 in 2013 and 2012, respectively.

We were challenged by the Spanish tax authorities over income tax deductions taken by certain of our Spanish subsidiaries during fiscal years 2005–2011. In November 2011, we reached a settlement with the Spanish tax authorities for €41.3 million ($56) in resolution of all tax issues under examination. This settlement increased our income tax expense for the fiscal year ended 30 September 2012 by $43.8 ($.20 per share) and had a 3.3% impact on our effective tax rate. As a result of this settlement, we recorded a reduction in unrecognized tax benefits of $6.4 for tax positions taken in prior years and $11.0 for settlements.

On 25 January 2012, the Spanish Supreme Court released its decision in favor of our Spanish subsidiary related to certain tax transactions for years 1991 and 1992, a period before we controlled this subsidiary. As a result, in the second quarter of 2012, we recorded a reduction in income tax expense of $58.3 ($.27 per share), resulting in a 4.4% reduction in our effective tax rate for the fiscal year ended 30 September 2012. As a result of this ruling, we recorded a reduction in unrecognized tax benefits of $38.3 for tax positions taken in prior years.

During the third quarter of 2012, our unrecognized tax benefits increased $33.3 as a result of certain tax positions taken in conjunction with the disposition of our Homecare business. When resolved, these benefits will be recognized in "Income from discontinued operations, net of tax" on our consolidated income statements and will not impact our effective tax rate. For additional information, see Note 3, Discontinued Operations.

In the third quarter of 2011, a U.S. Internal Revenue Service audit over tax years 2007 and 2008 was completed, resulting in a decrease in unrecognized tax benefits of $36.0 and a favorable impact to earnings of $23.9. This included a tax benefit of $8.9 ($.04 per share) recognized in income from discontinued operations for fiscal year 2011, as it relates to the previously divested U.S. Healthcare business.

We are also currently under examination in a number of tax jurisdictions, some of which may be resolved in the next twelve months. As a result, it is reasonably possible that a change in the unrecognized tax benefits may occur during the next twelve months. However, quantification of an estimated range cannot be made at this time.

We generally remain subject to examination in the following major tax jurisdictions for the years indicated below:

Major Tax Jurisdiction	Open Tax Years
North America	
United States	2009–2013
Canada	2008–2013
Europe	
France	2009–2013
Germany	2006–2013
Netherlands	2008–2013
Poland	2008–2013
Spain	2009–2013
United Kingdom	2010–2013
Asia	
China	2008–2013
Singapore	2008–2013
South Korea	2008–2013
Taiwan	2009–2013
Latin America	
Brazil	2008–2013
Chile	2010–2013

23. SUPPLEMENTAL INFORMATION

Other Receivables and Current Assets

30 September	2013	2012
Deferred tax assets	**$115.3**	$129.0
Derivative instruments	**61.8**	14.7
Other receivables	**174.1**	126.3
Current capital lease receivables	**67.2**	62.0
Other	**14.0**	10.0
	$432.4	$342.0

Other Noncurrent Assets

30 September	2013	2012
Derivative instruments	**$64.1**	$112.9
Other long-term receivables	**38.2**	47.8
Deferred financing cost, net	**27.0**	24.3
Prepaid tax	**34.1**	—
Deferred tax assets	**53.1**	73.7
Pension benefits	**20.5**	0.9
Other	**156.5**	134.0
	$393.5	$393.6

Payables and Accrued Liabilities

30 September	2013	2012
Trade creditors	**$1,025.5**	$1,004.9
Customer advances	**162.7**	155.0
Accrued payroll and employee benefits	**133.5**	137.7
Pension benefits	**14.7**	13.5
Dividends payable	**150.0**	136.0
Outstanding payments in excess of certain cash balances	**10.5**	26.3
Accrued interest expense	**54.1**	48.4
Derivative instruments	**27.5**	34.8
Contingent proceeds related to Homecare retenders	**148.1**	—
Liability related to purchase of shares from noncontrolling interests	**—**	10.6
Contract actions associated with business restructuring	**1.9**	100.0
Severance and other costs associated with business restructuring and cost reduction plans	**65.2**	89.4
Other	**151.2**	171.1
	$1,944.9	$1,927.7

Other Noncurrent Liabilities

30 September	2013	2012
Pension benefits	**$599.0**	$1,234.8
Postretirement benefits	**89.0**	107.3
Other employee benefits	**114.3**	123.0
Contingencies related to uncertain tax positions	**94.2**	112.1
Advance payments	**31.0**	32.7
Environmental liabilities	**79.6**	80.3
Contingent proceeds related to Homecare retenders	**—**	140.8
Derivative instruments	**13.8**	12.0
Asset retirement obligations	**86.0**	71.2
Other	**57.4**	66.7
	$1,164.3	$1,980.9

Accumulated Other Comprehensive Income (Loss)

30 September	2013	2012	2011
Net unrecognized loss on derivatives qualifying as hedges	**$(4.1)**	$(18.9)	$(9.5)
Foreign currency translation adjustments	**(61.5)**	(38.8)	(130.9)
Pension and postretirement benefits	**(955.0)**	(1,291.1)	(1,113.0)
	$(1,020.6)	$(1,348.8)	$(1,253.4)

Other Income (Expense), Net

30 September	2013	2012	2011
Technology and royalty income	**$23.4**	$22.9	$24.3
Interest income	**6.4**	5.4	5.7
Foreign exchange	**(3.2)**	1.1	(8.6)
Sale of assets and investments	**20.0**	8.4	14.6
Government grants	**6.8**	15.2	9.5
Other	**16.8**	(5.9)	(3.8)
	$70.2	$47.1	$41.7

Advisory Costs

During the fourth quarter of 2013, we incurred legal and other advisory fees of $10.1 ($6.4 after-tax, or $.03 per share) in connection with our response to the rapid acquisition of a large position in shares of our common stock by Pershing Square Capital Management LLC and its affiliates (Pershing Square). These fees, which are reflected on the consolidated income statements as "Advisory Costs," include costs incurred before and after Pershing Square's disclosure of its holdings and cover advisory services related to the adoption of the Shareholders Rights Plan, preparation for a potential proxy solicitation campaign, and entering into an agreement with Pershing Square.

Customer Bankruptcy

As a result of events which occurred during the fourth quarter of 2012, we recognized a charge of $9.8 ($6.1 after-tax, or $.03 per share) primarily related to the write-off of on-site assets due to a customer bankruptcy and mill shutdown. The customer, which primarily received products from the Tonnage Gases segment, filed for bankruptcy in May 2012. Sales and operating income associated with this customer are not material to the Tonnage Gases segment's results. We do not expect to recognize additional charges related to this customer.

24. SUMMARY BY QUARTER (UNAUDITED)

These tables summarize the unaudited results of operations for each quarter of 2013 and 2012:

2013	First	Second	Third	Fourth	Total
Sales	**$2,562.4**	**$2,484.2**	**$2,547.3**	**$2,586.5**	**$10,180.4**
Gross profit	**662.3**	**670.6**	**671.8**	**703.6**	**2,708.3**
Business restructuring and cost reduction plans (A)	**—**	**—**	**—**	**231.6**	**231.6**
Pension settlement loss (B)	**—**	**—**	**4.5**	**7.9**	**12.4**
Advisory costs (C)	**—**	**—**	**—**	**10.1**	**10.1**
Operating income	**372.4**	**389.7**	**383.1**	**179.2**	**1,324.4**
Net income	**287.2**	**299.6**	**298.4**	**147.3**	**1,032.5**
Net Income attributable to Air Products					
Income from continuing operations	**276.9**	**289.3**	**287.8**	**150.2**	**1,004.2**
Income (Loss) from discontinued operations	**1.4**	**1.1**	**.6**	**(13.1)**	**(10.0)**
Net Income attributable to Air Products	**278.3**	**290.4**	**288.4**	**137.1**	**994.2**
Basic EPS attributable to Air Products					
Income from continuing operations	**1.32**	**1.38**	**1.38**	**.71**	**4.79**
Income (Loss) from discontinued operations	**.01**	**.01**	**—**	**(.06)**	**(.05)**
Net income per common share	**1.33**	**1.39**	**1.38**	**.65**	**4.74**
Diluted EPS attributable to Air Products					
Income from continuing operations	**1.30**	**1.37**	**1.36**	**.70**	**4.73**
Income (Loss) from discontinued operations	**.01**	**.01**	**—**	**(.06)**	**(.05)**
Net income per common share	**1.31**	**1.38**	**1.36**	**.64**	**4.68**
Dividends declared per common share	**.64**	**.71**	**.71**	**.71**	**2.77**
Market price per common share:					
High	**86.31**	**90.34**	**97.12**	**114.75**	
Low	**76.78**	**84.15**	**84.04**	**90.12**	

2012	First	Second	Third	Fourth	Total
Sales	$2,321.5	$2,344.3	$2,340.1	$2,605.8	$9,611.7
Gross profit	599.2	628.5	649.3	682.8	2,559.8
Business restructuring and cost reduction plans (A)	—	86.8	—	240.6	327.4
Gain on previously held equity interest (D)	—	—	85.9	—	85.9
Customer bankruptcy (C)	—	—	—	9.8	9.8
Operating income	353.8	287.9	482.8	157.9	1,282.4
Net income	256.3	302.2	492.5	142.3	1,193.3
Net Income attributable to Air Products					
Income from continuing operations	225.9	279.0	357.2	137.1	999.2
Income from discontinued operations	22.2	17.0	127.3	1.6	168.1
Net Income attributable to Air Products	248.1	296.0	484.5	138.7	1,167.3
Basic EPS attributable to Air Products					
Income from continuing operations	1.07	1.32	1.69	.65	4.73
Income from discontinued operations	.11	.08	.60	.01	.80
Net income per common share	1.18	1.40	2.29	.66	5.53
Diluted EPS attributable to Air Products					
Income from continuing operations	1.06	1.30	1.66	.64	4.66
Income from discontinued operations	.10	.08	.60	.01	.78
Net income per common share	1.16	1.38	2.26	.65	5.44
Dividends declared per common share	.58	.64	.64	.64	2.50
Market price per common share:					
High	90.20	92.48	92.79	85.83	
Low	72.26	85.60	76.11	77.21	

(A) For additional information, see Note 4, Business Restructuring and Cost Reduction Plans.

(B) For additional information, see Note 16, Retirement Benefits. During the third quarter, the pension settlements loss of $4.5 was presented in other income (expense), net.

(C) For additional information, see Note 23, Supplemental Information.

(D) For additional information, see Note 5, Business Combinations.

25. BUSINESS SEGMENT AND GEOGRAPHIC INFORMATION

Our segments are organized based on differences in product and/or type of customer. We have four business segments consisting of Merchant Gases, Tonnage Gases, Electronics and Performance Materials, and Equipment and Energy.

Merchant Gases

The Merchant Gases segment sells atmospheric gases such as oxygen, nitrogen, and argon (primarily recovered by the cryogenic distillation of air); process gases such as hydrogen and helium (purchased or refined from crude helium); and medical and specialty gases, along with certain services and equipment, throughout the world to customers in many industries, including those in metals, glass, chemical processing, food processing, healthcare, general manufacturing, and petroleum and natural gas industries. The principal types of products are liquid bulk, packaged gases and hardgoods, and small on-site plants. Most merchant product is delivered via bulk supply, in liquid or gaseous form, by tanker or tube trailer. Smaller quantities of industrial and specialty gases are delivered in cylinders and dewars as "packaged gases," or through small on-sites (cryogenic or noncryogenic generators). Electricity is the largest cost component in the production of atmospheric gases. Natural gas is also an energy source at a number of our Merchant Gases facilities. We mitigate energy and natural gas prices through pricing formulas and surcharges. The Merchant Gases segment also includes our share of the results of several joint ventures accounted for by the equity method. The largest of these joint ventures operate in Mexico, Italy, South Africa, India, Saudi Arabia, and Thailand. Merchant Gases competes worldwide against global industrial gas companies and several regional sellers. Competition in industrial gases is based primarily on price, reliability of supply, and the development of industrial gas applications.

Tonnage Gases

Tonnage Gases provides hydrogen, carbon monoxide, nitrogen, oxygen, and syngas principally to the energy production and refining, chemical, and metallurgical industries worldwide. For large-volume, or "tonnage" industrial gas users, we either construct a gas plant adjacent to or near the customer's facility—hence the term "on-site"—or deliver product through a pipeline from a nearby location. We are the world's largest provider of hydrogen, which is used by refiners to lower the sulfur content of gasoline and diesel fuels to reduce smog and ozone depletion. Electricity is the largest cost component in the production of atmospheric gases, and natural gas is the principal raw material for hydrogen, carbon monoxide, and syngas production. We mitigate energy and natural gas price changes through long-term cost pass-through type contracts. Tonnage Gases competes against global industrial gas companies, as well as regional competitors. Competition is based primarily on price, reliability of supply, the development of applications that use industrial gases and, in some cases, provision of other services or products such as power and steam generation. We also derive a competitive advantage in regions where we have pipeline networks, which enable us to provide reliable and economic supply of products to customers.

Electronics and Performance Materials

The Electronics and Performance Materials segment employs applications technology to provide solutions to a broad range of global industries through expertise in chemical synthesis, analytical technology, process engineering, and surface science. This segment provides specialty and tonnage gases, specialty chemicals, services, and equipment to the electronics industry primarily for the manufacture of silicon and compound semiconductors as well as liquid crystal (LCD) and other displays. The segment also provides performance chemical solutions for the coatings, inks, adhesives, civil engineering, personal care, institutional and industrial cleaning, mining, oil field, polyurethane, and other industries. The Electronics and Performance Materials segment faces competition on a product-by-product basis against competitors ranging from niche suppliers with a single product to large, vertically integrated companies. Competition is principally conducted on the basis of price, quality, product performance, reliability of product supply, technical innovation, service, and global infrastructure.

Equipment and Energy

The Equipment and Energy segment designs and manufactures cryogenic and gas processing equipment for air separation, hydrocarbon recovery and purification, natural gas liquefaction (LNG), and helium distribution, and serves energy markets in a variety of ways. Equipment is sold worldwide to customers in a variety of industries,

including chemical and petrochemical manufacturing, oil and gas recovery and processing, and steel and primary metals processing. Energy markets are served through our operation and partial ownership of cogeneration and flue gas desulfurization facilities. In addition, we are developing hydrogen as an energy carrier, waste-to-energy facilities to produce electricity, carbon capture technologies for a variety of industrial and power applications, and oxygen-based technologies to serve energy markets in the future. Equipment and Energy competes with a large number of firms for all of its offerings except LNG heat exchangers, for which there are fewer competitors due to the limited market size and proprietary technologies. Competition is based primarily on technological performance, service, technical know-how, price, and performance guarantees.

Other

Other operating income (loss) includes other expense and income that cannot be directly associated with the business segments, including foreign exchange gains and losses and costs previously allocated to businesses now reported as discontinued operations. Also included are LIFO inventory adjustments, as the business segments use FIFO and the LIFO pool adjustments are not allocated to the business segments.

Other assets include cash, deferred tax assets, pension assets, financial instruments, and corporate assets previously allocated to businesses now reported as discontinued operations.

Customers

We do not have a homogeneous customer base or end market, and no single customer accounts for more than 10% of our consolidated revenues.

Accounting Policies

The accounting policies of the segments are the same as those described in Note 1, Major Accounting Policies. We evaluate the performance of segments based upon reported segment operating income. Operating income of the business segments includes general corporate expenses. Intersegment sales are not material and are recorded at selling prices that approximate market prices. Equipment manufactured for our industrial gas business is generally transferred at cost and not reflected as an intersegment sale.

Business Segment

Sales to External Customers	2013	2012	2011
Merchant Gases	**$4,098.6**	$3,662.4	$3,664.9
Tonnage Gases	**3,387.3**	3,206.7	3,316.7
Electronics and Performance Materials	**2,243.4**	2,322.5	2,291.5
Equipment and Energy	**451.1**	420.1	400.6
Segment and Consolidated Totals	**$10,180.4**	$9,611.7	$9,673.7

Operating Income	2013	2012	2011
Merchant Gases	**$680.5**	$644.0	$668.9
Tonnage Gases	**515.9**	512.0	503.1
Electronics and Performance Materials (A)	**321.3**	425.6	361.1
Equipment and Energy	**65.5**	44.6	62.8
Segment total	**$1,583.2**	$1,626.2	$1,595.9
Business restructuring and cost reduction plans (B)	**(231.6)**	(327.4)	—
Net loss on Airgas transaction	—	—	(48.5)
Customer bankruptcy	—	(9.8)	—
Pension settlement loss	**(12.4)**	—	—
Advisory costs	**(10.1)**	—	—
Other (C)	**(4.7)**	(6.6)	(39.3)
Consolidated Total	**$1,324.4**	$1,282.4	$1,508.1

(A) Includes the gain on remeasuring our previously held equity interest in DA NanoMaterials. For additional information, see Note 5, Business Combinations.

(B) Information about how the charges related to the businesses at the segment level is discussed in Note 4, Business Restructuring and Cost Reduction Plans.

(C) Includes stranded costs resulting from discontinued operations.

Business Segment

Depreciation and Amortization	2013	2012	2011
Merchant Gases	**$409.5**	$363.2	$356.9
Tonnage Gases	**314.8**	320.4	310.9
Electronics and Performance Materials	**173.4**	144.1	154.9
Equipment and Energy	**8.3**	12.2	11.0
Segment total	**$906.0**	$839.9	$833.7
Other	**1.0**	.9	.6
Consolidated Total	**$907.0**	$840.8	$834.3

Equity Affiliates' Income	2013	2012	2011
Merchant Gases	**$145.0**	$137.1	$134.6
Other segments	**22.8**	16.7	19.7
Segment and Consolidated Totals	**$167.8**	$153.8	$154.3

Total Assets	2013	2012	2011
Merchant Gases	**$7,742.2**	$7,411.9	$5,380.0
Tonnage Gases	**5,528.2**	5,192.2	4,581.8
Electronics and Performance Materials	**2,891.5**	2,969.6	2,560.7
Equipment and Energy	**695.1**	399.9	357.5
Segment total	**$16,857.0**	$15,973.6	$12,880.0
Other	**990.6**	925.4	878.6
Discontinued Operations	**2.5**	42.8	532.1
Consolidated Total	**$17,850.1**	$16,941.8	$14,290.7

Investment in Net Assets of and Advances to Equity Affiliates	2013	2012	2011
Merchant Gases	**$1,012.3**	$983.4	$800.4
Other segments	**183.2**	192.3	211.2
Segment and Consolidated Totals	**$1,195.5**	$1,175.7	$1,011.6

Identifiable Assets	2013	2012	2011
Merchant Gases	**$6,729.9**	$6,428.5	$4,579.6
Tonnage Gases	**5,397.0**	5,059.8	4,464.3
Electronics and Performance Materials	**2,859.4**	2,930.3	2,488.9
Equipment and Energy	**675.2**	379.3	335.6
Segment total	**$15,661.5**	$14,797.9	$11,868.4
Other	**990.6**	925.4	878.6
Discontinued Operations	**2.5**	42.8	532.1
Consolidated Total	**$16,654.6**	$15,766.1	$13,279.1

Expenditures for Long-Lived Assets [(A)]	2013	2012	2011
Merchant Gases	**$558.7**	$523.6	$390.5
Tonnage Gases	**448.0**	630.7	669.9
Electronics and Performance Materials	**226.8**	280.8	196.0
Equipment and Energy	**290.7**	85.9	45.9
Segment total	**$1,524.2**	$1,521.0	$1,302.3
Other	**—**	—	7.0
Consolidated Total	**$1,524.2**	$1,521.0	$1,309.3

(A) Includes plant and equipment.

Geographic Information

Sales to External Customers	2013	2012	2011
United States	**$4,258.4**	$4,114.5	$4,252.5
Canada	**275.5**	267.6	297.0
Europe	**2,602.1**	2,588.5	2,773.8
Asia, excluding China	**1,320.1**	1,349.9	1,307.9
China	**1,008.3**	954.1	814.2
Latin America	**716.0**	337.1	228.3
	$10,180.4	$9,611.7	$9,673.7

Long-Lived Assets [(A)]	2013	2012	2011
United States	**$3,632.1**	$3,534.4	$3,099.2
Canada	**522.3**	571.3	566.1
Europe	**2,068.8**	1,760.1	1,650.0
Asia, excluding China	**962.3**	948.1	954.2
China	**1,281.7**	918.5	832.0
Latin America	**506.8**	508.2	121.2
	$8,974.0	$8,240.6	$7,222.7

(A) Long-lived assets include plant and equipment, net.

Geographic information is based on country of origin. Included in United States revenues are export sales to third-party customers of $410.3 in 2013, $521.1 in 2012, and $537.3 in 2011. The Europe region operates principally in France, Germany, the Netherlands, Poland, Spain, and the U.K. The Asia region operates principally in China, Singapore, South Korea, and Taiwan. The Latin America region operates principally in Brazil and Chile.

ITEM 9. CHANGES IN AND DISAGREEMENTS WITH ACCOUNTANTS ON ACCOUNTING AND FINANCIAL DISCLOSURE

Not applicable

ITEM 9A. CONTROLS AND PROCEDURES

Under the supervision of the Chief Executive Officer and Chief Financial Officer, the Company's management conducted an evaluation of the effectiveness of the Company's disclosure controls and procedures as of 30 September 2013. Based on that evaluation, the Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the annual period covered by this report, the disclosure controls and procedures have been effective. There has been no change in the Company's internal control over financial reporting (as that term is defined in Rules 13a-15(f) and 15d-15(f) under the Exchange Act) as of 30 September 2013 that has materially affected, or is reasonably likely to materially affect, the Company's internal control over financial reporting.

Management's Report on Internal Control over Financial Reporting is provided under Item 8 appearing above. The report of KPMG LLP, the Company's independent registered public accounting firm, regarding the Company's internal control over financial reporting, is also provided under Item 8 appearing above.

ITEM 9B. OTHER INFORMATION

Not applicable

PART III

ITEM 10. DIRECTORS, EXECUTIVE OFFICERS AND CORPORATE GOVERNANCE

The biographical information relating to the Company's directors, appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 23 January 2014, under the section "The Board of Directors," is incorporated herein by reference. Biographical information relating to the Company's executive officers is set forth in Item 1 of Part I of this Report.

Information on Section 16(a), Beneficial Ownership Reporting Compliance, appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 23 January 2014, under the section "Air Products Stock Beneficially Owned by Officers and Directors," is incorporated herein by reference.

We have adopted a Code of Conduct that applies to all employees, including the Chief Executive Officer, the Chief Financial Officer, and the Controller. The Code of Conduct can be found at our Internet website at www.airproducts.com/codeofconduct.

Information on our procedures regarding our consideration of candidates recommended by shareholders and a procedure for submission of such candidates, appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 23 January 2014, under the section "Selection of Directors," is incorporated by reference. Information on the Company's Audit Committee and its Audit Committee Financial Expert, appearing in Proxy Statement for the Annual Meeting of Shareholders to be held on 23 January 2014, under the section "Audit Committee," is incorporated by reference.

ITEM 11. EXECUTIVE COMPENSATION

The information under "Compensation of Executive Officers," which includes "Report of the Management Development and Compensation Committee," "Compensation Discussion and Analysis," "Executive Compensation Tables," "Potential Payments Upon Termination or Change in Control," and "Information About Stock Ownership," appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 23 January 2014, is incorporated herein by reference.

ITEM 12. SECURITY OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT AND RELATED STOCKHOLDER MATTERS

Securities Authorized for Issuance Under Equity Compensation Plans.

Equity Compensation Plan Information

The following table provides information as of 30 September 2013 about Company stock that may be issued upon the exercise of options, warrants, and rights granted to employees or members of the Board under the Company's existing equity compensation plans, including plans approved by shareholders and plans that have not been approved by shareholders in reliance on the NYSE's former treasury stock exception or other applicable exception to the Exchange's listing requirements.

Plan Category	Number of securities to be issued upon exercise of outstanding options, warrants, and rights	Weighted-average exercise price of outstanding options, warrants, and rights	Number of Securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a))
Equity compensation plans approved by security holders	9,870,170 [(1)]	$75.69	6,643,608 [(2)]
Equity compensation plans not approved by security holders	94,026 [(3)]	$—	—
Total	9,964,196	$75.69	6,643,608

(1) Represents Long-Term Incentive Plan outstanding stock options and deferred stock units that have been granted. Deferred stock units entitle the recipient to one share of Company common stock upon vesting, which is conditioned on continued employment during a deferral period and may also be conditioned on earn-out against certain performance targets.

[2] Represents authorized shares that were available for future grants as of 30 September 2013. These shares may be used for options, deferred stock units, restricted stock, and other stock-based awards to officers, directors, and key employees. Full value awards such as restricted stock are limited to 20% of cumulative awards after 1 October 2001.

[3] This number represents deferred stock units issued under the Deferred Compensation Plan, which are purchased for the fair market value of the underlying shares of stock with eligible deferred compensation.

The following equity compensation plans or programs were not approved by shareholders. All of these plans have either been discontinued or do not require shareholder approval because participants forego current compensation equal to the full market value of any share units credited under the plans.

Deferred Compensation Plan—The Company's Deferred Compensation Plan is an unfunded employee retirement benefit plan available to certain of the Company's U.S.-based management and other highly compensated employees (and those of its subsidiaries) who receive awards under the Company's Annual Incentive Plan, which is the annual cash bonus plan for executives and key salaried employees of the Company and its subsidiaries. Because participants forego current compensation to "purchase" deferred stock units for full value under the Plan, it is not required to be approved by shareholders under the NYSE listing standards. Under the Plan, participants may defer a portion of base salary (elective deferrals) which cannot be contributed to the Company's Retirement Savings Plan, a 401(k) and profit-sharing plan offered to all salaried employees (RSP), because of tax limitations and earn matching contributions from the Company that they would have received if their elective deferrals had been contributed to the RSP (matching credits). In addition, participants in the Plan may defer all or a portion of their bonus awards under the Annual Incentive Plan (bonus deferrals) under the Deferred Compensation Plan. Finally, certain participants under the Plan who participate in the profit-sharing component of the RSP rather than the Company's salaried pension plans receive contribution credits under the Plan which are a percentage ranging from 4%-6%, based on their years of service, of their salary in excess of tax limitations and their bonus awards under the Annual Incentive Plan (contribution credits). The dollar amount of elective deferrals, matching credits, bonus deferrals, and contribution credits is initially credited to an unfunded account, which earns interest credits. Participants are periodically permitted while employed by the Company to irrevocably convert all or a portion of their interest-bearing account to deferred stock units in a Company stock account. Upon conversion, the Company stock account is credited with deferred stock units based on the fair market value of a share of Company stock on the date of crediting. Dividend equivalents corresponding to the number of units are credited quarterly to the interest-bearing account. Deferred stock units generally are paid after termination of employment in shares of Company stock.

The Deferred Compensation Plan was formerly known as the Supplementary Savings Plan. The name was changed in 2006 when the deferred bonus program, previously administered under the Annual Incentive Plan, was merged into this Plan.

The information set forth in the sections headed "Persons Owning More than 5% of Air Products Stock as of September 30, 2013," and "Air Products Stock Beneficially Owned by Officers and Directors," appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 23 January 2014, is incorporated herein by reference.

ITEM 13. CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS, AND DIRECTOR INDEPENDENCE

The information appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 23 January 2014 under the sections "Director Independence" and "Transactions with Related Persons" is incorporated by reference.

ITEM 14. PRINCIPAL ACCOUNTANT FEES AND SERVICES

The information appearing in the Proxy Statement for the Annual Meeting of Shareholders to be held on 23 January 2014 under the section "Fees of Independent Registered Public Accountant," is incorporated herein by reference.

PART IV

ITEM 15. EXHIBITS AND FINANCIAL STATEMENT SCHEDULES

(a) The following documents are filed as a part of this report:

(1) The Company's 2013 consolidated financial statements and the Report of the Independent Registered Public Accounting Firm are included in Part II, Item 8.

(2) Financial Statement Schedules—the following additional information should be read in conjunction with the consolidated financial statements in the Company's 2013 consolidated financial statements.

Schedule II Valuation and Qualifying Accounts for the three fiscal years ended 30 September 2013 . . . 105

All other schedules are omitted because the required matter or conditions are not present or because the information required by the Schedules is submitted as part of the consolidated financial statements and notes thereto.

(3) Exhibits—The exhibits filed as a part of this Annual Report on Form 10-K are listed in the Index to Exhibits located on page 106 of this Report.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the registrant has duly caused this Report to be signed on its behalf by the undersigned, thereunto duly authorized.

AIR PRODUCTS AND CHEMICALS, INC.
(Registrant)

By: /s/ M. Scott Crocco
M. Scott Crocco
Senior Vice President and Chief Financial Officer
(Principal Financial Officer)

Date: 26 November 2013

Pursuant to the requirements of the Securities Exchange Act of 1934, this Report has been signed below by the following persons on behalf of the registrant and in the capacities and on the dates indicated.

Signature and Title	Date
/s/ John E. McGlade (John E. McGlade) Director, Chairman, President, and Chief Executive Officer (Principal Executive Officer)	26 November 2013
/s/ M. Scott Crocco (M. Scott Crocco) Senior Vice President and Chief Financial Officer (Principal Accounting Officer)	26 November 2013
* (Susan K. Carter) Director	26 November 2013
* (William L. Davis, III) Director	26 November 2013
* (Chad C. Deaton) Director	26 November 2013
* (Michael J. Donahue) Director	26 November 2013
* (Ursula O. Fairbairn) Director	26 November 2013
* (W. Douglas Ford) Director	26 November 2013

*	26 November 2013
(Seifi Ghasemi) Director	
*	26 November 2013
(Evert Henkes) Director	
*	26 November 2013
(David H. Y. Ho) Director	
*	26 November 2013
(Margaret G. McGlynn) Director	
*	26 November 2013
(Matthew H. Paull) Director	
*	26 November 2013
(Lawrence S. Smith) Director	

* Mary T. Afflerbach, Corporate Secretary and Chief Governance Officer, by signing her name hereto, does sign this document on behalf of the above noted individuals, pursuant to a power of attorney duly executed by such individuals, which is filed with the Securities and Exchange Commission herewith.

/s/ Mary T. Afflerbach

Mary T. Afflerbach
Attorney-in-Fact

Date: 26 November 2013

AIR PRODUCTS AND CHEMICALS, INC. AND SUBSIDIARIES

SCHEDULE II–VALUATION AND QUALIFYING ACCOUNTS

For the Years Ended 30 September 2013, 2012, and 2011

		Additions		Other Changes Increase (Decrease)		
	Balance at Beginning of Period	Charged to Expense	Charged to Other Accounts	Cumulative Translation Adjustment	Other [A]	Balance at End of Period
			(in millions of dollars)			
Year Ended 30 September 2013						
Allowance for doubtful accounts	$104	$9	$19	$1	$(31)	$102
Allowance for deferred tax assets	37	8	—	—	—	45
Year Ended 30 September 2012						
Allowance for doubtful accounts	$78	$21	$16	$1	$(12)	$104
Allowance for deferred tax assets	28	9	—	—	—	37
Year Ended 30 September 2011						
Allowance for doubtful accounts	$79	$16	$7	$(1)	$(23)	$78
Allowance for deferred tax assets	55	(27)	—	—	—	28

[A] Primarily write-offs of uncollectible trade receivable accounts.

INDEX TO EXHIBITS

Exhibit No.	Description
(3)	Articles of Incorporation and By-Laws.
3.1	Amended and Restated By-Laws of the Company. (Filed as Exhibit 3 to the Company's Form 8-K Report dated 23 July 2013.)*
3.2	Restated Certificate of Incorporation of the Company. (Filed as Exhibit 3.2 to the Company's Form 10-K Report for the fiscal year ended 30 September 1987.)*
3.3	Amendment to the Restated Certificate of Incorporation of the Company dated 25 January 1996. (Filed as Exhibit 3.3 to the Company's Form 10-K Report for the fiscal year ended 30 September 1996.)*
(4)	Instruments defining the rights of security holders, including indentures. Upon request of the Securities and Exchange Commission, the Company hereby undertakes to furnish copies of the instruments with respect to its long-term debt.
4.1	Rights Agreement, dated as of 24 July 2013, between the Company and American Stock Transfer and Trust Company (Filed as Exhibit 4.1 to the Company's Form 8-K Report dated 25 July 2013.)*
4.2	Indenture, dated as of January 18, 1985, between the Company and The Chase Manhattan Bank (National Association), as Trustee. (Filed as Exhibit 4(a) to the Company's Registration Statement No. 33-36974.)*
4.3	Indenture, dated as of January 10, 1995, between the Company and The Bank of New York Trust Company, N.A. (formerly Wachovia Bank, National Association and initially First Fidelity Bank Company, National Association), as Trustee. (Filed as Exhibit 4(a) to the Company's Registration Statement No. 33-57357.)*
(10)	Material Contracts
10.1	1990 Deferred Stock Plan of the Company, as amended and restated effective 1 October 1989. (Filed as Exhibit 10.1 to the Company's Form 10-K Report for the fiscal year ended 30 September 1989.)*
10.2	Stock Option Program for Directors of the Company, formerly known as the Stock Option Plan for Directors. Effective 23 January 2003, this Plan was combined with the Long-Term Incentive Plan and offered as a program thereunder. (Filed as Exhibit 10.5 to the Company's Form 10-K Report for the fiscal year ended 30 September 2004.)*
10.3	Amended and Restated Trust Agreement by and between the Company and PNC Bank, N.A. relating to the Defined Benefit Pension Plans dated as of 1 August 1999. (Filed as Exhibit 10.13 to the Company's Form 10-K Report for the fiscal year ended 30 September 1999.)*
10.3(a)	Amendment No. 1 to the Amended and Restated Trust Agreement by and between the Company and PNC Bank, N.A. relating to the Defined Benefit Pension Plans, adopted 1 January 2000. (Filed as Exhibit 10.13(a) to the Company's Form 10-K Report for the fiscal year ended 30 September 2000.)*
10.3(b)	Amendment No. 2 to the Amended and Restated Trust Agreement by and between the Company and PNC Bank, N.A. relating to the Defined Benefit Pension Plans, adopted 11 April 2007. (Filed as Exhibit 10.7(b) to the Company's Form 10-K Report for the fiscal year ended 30 September 2007.)*
10.4	Amended and Restated Trust Agreement by and between the Company and PNC Bank, N.A. relating to the Supplementary Savings Plan dated as of 1 August 1999. (Filed as Exhibit 10.14 to the Company's Form 10-K Report for the fiscal year ended 30 September 1999.)*
10.4(a)	Amendment No. 1 to the Amended and Restated Trust Agreement by and between the Company and PNC Bank, N.A. relating to the Supplementary Savings Plan, adopted 1 January 2000. (Filed as Exhibit 10.14(a) to the Company's Form 10-K Report for the fiscal year ended 30 September 2000.)*

10.4(b)	Amendment No. 2 to the Amended and Restated Trust Agreement by and between the Company and PNC Bank, N.A. relating to the Defined Contribution Plans, adopted 11 April 2007. (Filed as Exhibit 10.8(b) to the Company's Form 10-K Report for the fiscal year ended 30 September 2007.)*
10.5	Annual Incentive Plan as Amended and Restated Effective 1 October 2008. (Filed as Exhibit 10.7 to the Company's Form 10-Q Report for the quarter ended 31 March 2009.)*
10.6	Stock Incentive Program of the Company effective 1 October 1996. (Filed as Exhibit 10.21 to the Company's Form 10-K Report for the fiscal year ended 30 September 2002.)*
10.7	Amended and Restated Deferred Compensation Program for Directors, effective 1 October 2005. (Filed as Exhibit 10.26 to the Company's Form 10-K Report for the fiscal year ended 30 September 2005.)*
10.8	Amended and Restated Long-Term Incentive Plan of the Company effective 24 January 2013. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 March 2013.)*
10.8(a)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for the FY 2004 awards. (Filed as Exhibit 10.2 to the Company's Form 10-Q Report for the quarter ended 31 December 2003.)*
10.8(b)	Form of Award Agreement under the Long-Term Incentive Plan of the Company used for the FY 2005 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2004.)*
10.8(c)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY 2006 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2005.)*
10.8(d)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY 2007 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2006.)*
10.8(e)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY 2008 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2007.)*
10.8(f)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY 2009 Awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2008.)*
10.8(g)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY2010 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2009.)*
10.8(h)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY2011 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2010.)*
10.8(i)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY2012 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 March 2012.)*
10.8(j)	Form of Award Agreement under the Long-Term Incentive Plan of the Company, used for FY2013 awards. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 31 December 2013.)*
10.9	Air Products and Chemicals, Inc. Retirement Savings Plan as amended and restated effective October 1, 2009 including amendments through September 30, 2010. (Filed as Exhibit 10.14 to the Company's Form 10-K Report for the fiscal year ended 30 September 2010.)*

10.9(a)	Amendment No. 1 to the Air Products and Chemicals, Inc. Retirement Savings Plan. (Filed as Exhibit 10.9(a) to the Company's Form 10-K Report for the fiscal year ended 30 September 2011.)*
10.9(b)	Amendment No. 2 to the Air Products and Chemicals, Inc. Retirement Savings Plan. (Filed as Exhibit 10.9(b) to the Company's Form 10-K Report for the fiscal year ended 30 September 2011.)*
10.9(c)	Amendment No. 3 to the Air Products and Chemicals, Inc. Retirement Savings Plan. (Filed as Exhibit 10.2 to the Company's Form 10-Q Report for the quarter ended 31 March 2012.)*
10.9(d)	Amendment No. 4 to the Air Products and Chemicals, Inc. Retirement Savings Plan. (Filed as Exhibit 10.3 to the Company's Form 10-Q Report for the quarter ended 31 March 2012.)*
10.9(e)	Amendment No. 5 to the Air Products and Chemicals, Inc. Retirement Savings Plan (Filed as Exhibit 10.9(e) to the Company's Form 10-K Report for the fiscal year ended 30 September 2012.)*.
10.9(f)	Amendment No. 6 to the Air Products and Chemicals, Inc. Retirement Savings Plan (Filed as Exhibit 10.2 to the Company's Form 10-Q Report for the quarter ended 30 June 2013.)*.
10.9(g)	Amendment No. 7 to the Air Products and Chemicals, Inc. Retirement Savings Plan (Filed as Exhibit 10.3 to the Company's Form 10-Q Report for the quarter ended 30 June 2013.)*.
10.9(h)	Amendment No. 8 to the Air Products and Chemicals, Inc. Retirement Savings Plan (Filed as Exhibit 10.4 to the Company's Form 10-Q Report for the quarter ended 30 June 2013.)*.
10.10	Supplementary Pension Plan of Air Products and Chemicals, Inc. as Amended and Restated Effective January 1, 2008. (Filed as Exhibit 10.2 to the Company's Form 10-Q Report for the quarter ended 31 March 2009.)*
10.10(a)	Amendment No. 1 to the Supplementary Pension Plan of Air Products and Chemicals, Inc., as Amended and Restated Effective January 1, 2008. (Filed as Exhibit 10.3 to the Company's Form 10-Q Report for the quarter ended 31 March 2009.)*
10.10(b)	Amendment No. 2 to the Supplementary Pension Plan of Air Products and Chemicals, Inc., as Amended and Restated Effective January 1, 2008. (Filed as Exhibit 10.4 to the Company's Form 10-Q Report for the quarter ended 31 March 2009.)*
10.10(c)	Amendment No. 3 to the Supplementary Pension Plan of Air Products and Chemicals, Inc., as Amended and Restated Effective January 1, 2008. (Filed as Exhibit 10.5 to the Company's Form 10-Q Report for the quarter ended 31 March 2009.)*
10.10(d)	Amendment No. 4 to the Supplementary Pension Plan of Air Products and Chemicals, Inc., as Amended and Restated Effective January 1, 2008. . (Filed as Exhibit 10.10(d) to the Company's Form 10-K Report for the fiscal year ended 30 September 2012.)*
10.11	Deferred Compensation Plan as Amended and Restated effective January 1, 2009. (Filed as Exhibit 10.19 to the Company's Form 10-K Report for the fiscal year ended 30 September 2009.)*
10.11(a)	Amendment No. 1 to the Deferred Compensation Plan as Amended and Restated effective January 1, 2009. (Filed as Exhibit 10.11(a) to the Company's Form 10-K Report for the fiscal year ended 30 September 2012.)*
10.12	Amended and Restated Commitment Letter dated March 3, 2010 among Air Products and Chemicals, Inc., JPMorgan Chase Bank, N.A. and J.P. Morgan Securities Inc. (Filed as Exhibit 10.1 to Form 8-K filed on 5 March 2010 and incorporated herein by reference.)*
10.13	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., The Royal Bank of Scotland plc and RBS Securities Inc. (Filed as Exhibit 10.2 to Form 8-K filed on 5 March 2010 and incorporated herein by reference.)*

10.14	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., Deutsche Bank AG Cayman Island Branch and Deutsche Bank Securities Inc. (Filed as Exhibit 10.3 to Form 8-K filed on 5 March 2010 and incorporated herein by reference.)*
10.15	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., BNP Paribas and BNP Paribas Securities Corp. (Filed as Exhibit 10.4 to Form 8-K filed on 5 March 2010 and incorporated herein by reference.)*
10.16	Accession Letter dated March 3, 2010 among Air Products and Chemicals, Inc., HSBC Securities (USA) Inc. and HSBC Bank USA, N.A. (Filed as Exhibit 10.5 to Form 8-K filed on 5 March 2010 and incorporated herein by reference.)*
10.17	Accession Letter dated March 3, 2010 between Air Products and Chemicals, Inc. and The Bank of Tokyo-Mitsubishi UFJ, Ltd. (Filed as Exhibit 10.6 to Form 8-K filed on 5 March 2010 and incorporated herein by reference.)*
10.18	Credit Agreement dated March 31, 2010 among Air Products and Chemicals, Inc., the lenders parties thereto and JPMorgan Chase Bank, N.A., as administrative agent. (Filed as Exhibit 10.7 to the Company's Form 10-Q Report for the quarter ended March 31 2010.)*
10.19	Revolving Credit Facility dated as of 30 April 2013 for $2,500,000,000. (Filed as Exhibit 10.1 to the Company's Form 10-Q Report for the quarter ended 30 June 2013.)*
10.19(a)	Amendment No.1 dated as of 22 July 2013, to the Revolving Credit Agreement dated as of 30 April 2013.
10.20	Air Products and Chemicals, Inc. Corporate Executive Committee Separation Program as amended effective as of 14 September 2011. (Filed as Exhibit 10.20 to the Company's Form 10-K Report for the fiscal year ended 30 September 2011.)*
10.21	Form of Change in Control Severance Agreement for an Executive Officer. (Filed as Exhibit 10.21 to the Company's Form 10-K Report for the fiscal year ended 30 September 2011.)*
10.22	Compensation Program for Directors effective 1 October 2012. (Filed as Exhibit 10.22(a) to the Company's Form 10-K Report for the fiscal year ended 30 September 2012.)*
10.22(a)	Compensation Program for Directors effective 1 October 2013.
12	Computation of Ratios of Earnings to Fixed Charges.
14	Code of Conduct revised on 17 May 2012. (Filed as Exhibit 14 to the Company's Form 8-K Report filed on 23 May 2012.)*
21	Subsidiaries of the registrant.
(23)	Consents of Experts and Counsel.
23.1	Consent of Independent Registered Public Accounting Firm.
24	Power of Attorney.
(31)	Rule 13a-14(a)/15d-14(a) Certifications.
31.1	Certification by the Principal Executive Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
31.2	Certification by the Principal Financial Officer pursuant to Rule 13a-14(a) or Rule 15d-14(a) of the Securities Exchange Act of 1934, as adopted pursuant to Section 302 of the Sarbanes-Oxley Act of 2002.
(32)	Section 1350 Certifications.
32.1	Certification by the Principal Executive Officer and Principal Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002.†
101.INS	XBRL Instance Document

101.SCH	XBRL Taxonomy Extension Schema
101.CAL	XBRL Taxonomy Extension Calculation Linkbase
101.LAB	XBRL Taxonomy Extension Label Linkbase
101.PRE	XBRL Taxonomy Extension Presentation Linkbase
101.DEF	XBRL Taxonomy Extension Definition Linkbase

* Previously filed as indicated and incorporated herein by reference. Exhibits incorporated by reference are located in SEC File No. 1-4534.

† The certification attached as Exhibit 32.1 that accompanies this Annual Report on Form 10-K, is not deemed filed with the Securities and Exchange Commission and is not to be incorporated by reference into any filing of Air Products and Chemicals, Inc. under the Securities Act of 1933, as amended, or the Securities Exchange Act of 1934, as amended, whether made before or after the date of this Form 10-K, irrespective of any general incorporation language contained in such filing.

Shareholders' information

Common stock information

Ticker Symbol: APD
Exchange Listing: New York Stock Exchange

Transfer Agent and Registrar:
American Stock Transfer and Trust Company
6201 15th Ave., Brooklyn, NY 11219
Telephone: 800-937-5449
Internet: www.amstock.com
E-mail: info@amstock.com

Publications for shareholders

In addition to this Annual Report on Form 10-K for the fiscal year ended September 30, 2013, Air Products informs shareholders about Company news through:

Notice of Annual Meeting and Proxy Statement—made available to shareholders in mid-December and posted to the Company's website at www.airproducts.com/annualmeetingmaterials.

Earnings information—shareholders and investors can obtain copies of earnings releases, Annual Reports, 10-Ks and news releases by visiting www.airproducts.com/investors/overview. Shareholders and investors can also register for e-mail updates at that website.

Dividend policy

Dividends on Air Products' common stock are declared by the Board of Directors and, when declared, usually will be paid during the sixth week after the close of the fiscal quarter. It is the Company's objective to pay dividends consistent with the reinvestment of earnings necessary for long-term growth.

Direct investment program

Current shareholders and new investors can conveniently and economically purchase shares of Air Products' common stock and reinvest cash dividends through American Stock Transfer and Trust Company. Registered shareholders can purchase shares on American Stock Transfer and Trust's website, www.investpower.com. New investors can obtain information on the website or by calling 877-322-4941 or 718-921-8200.

Annual meeting

The annual meeting of shareholders will be held on Thursday, January 23, 2014.

Terminology

The term Air Products and Chemicals, Inc., as used in this Report, refers solely to the Delaware corporation of that name. The use of such terms as Air Products, Company, division, organization, we, us, our, and its, when referring to either Air Products and Chemicals, Inc. and its consolidated subsidiaries or to its subsidiaries and affiliates, either individually or collectively, is only for convenience and is not intended to describe legal relationships. Significant subsidiaries are listed as an exhibit to the Form 10-K Report filed by Air Products and Chemicals, Inc. with the Securities and Exchange Commission. Groups, divisions or other business segments of Air Products and Chemicals, Inc. described in this Report are not corporate entities.

Annual certifications

The most recent certifications by our Chief Executive Officer and Chief Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002 are filed as exhibits to our Form 10-K. We have also filed with the New York Stock Exchange the most recent Annual CEO Certification as required by Section 303A.12(a) of the New York Stock Exchange Listed Company Manual.

Additional information

The forward-looking statements contained in this Report are qualified by reference to the section entitled "Forward-Looking Statements" on page 42 of the Form 10-K section.

For more information,
please contact us at:

Corporate Headquarters
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
T 610-481-4911
F 610-481-5900

Corporate Secretary's Office
T 610-481-7067

Investor Relations Office
Simon Moore, Director
T 610-481-5775



tell me more
airproducts.com



© Air Products and Chemicals, Inc., 2013 (36653) 900-13-128-GLB

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501

AIR PRODUCTS

December 13, 2013

Dear Fellow Stockholder:

On behalf of your Board of Directors, I am pleased to invite you to attend the 2014 Annual Meeting of Stockholders of Air Products and Chemicals, Inc. to be held at 2:00 p.m., Thursday, January 23, 2014, at the Company's Corporate Headquarters in Allentown, Pennsylvania. Admission procedures are explained in the attached Proxy Statement, and directions appear on the last page of these materials. We have made arrangements to keep parking and navigating our corporate campus easy for you. I hope you will be able to join us.

Attached you will find a Notice of Annual Meeting and Proxy Statement that contains additional information about the meeting, including the methods that you can use to vote your proxy, such as the telephone or Internet. Your vote is important. I encourage you to sign and return your proxy card or use telephone or Internet voting prior to the meeting, so that your shares of common stock will be represented and voted at the meeting even if you cannot attend.

We place great importance on maintaining an active dialogue with, and fully informing stockholders about, our governance policies and practices. In the 2013 Highlights section of this Proxy Statement, you will see summaries of some important governance actions the Board has taken this year. The Board responded to some new challenges in 2013. When evaluating the appropriate response to these challenges, the Board sought, as always, to ensure that the Company's governance processes, as well as its business, were managed in a manner that serves your long-term interests.

We would like to thank Mario Baeza, Michael Donahue, and Ursula Fairbairn who, after contributing invaluably to the Company's direction and governance for over a decade each, are retiring from our Board in January. This year we have also welcomed three excellent new independent directors who are excited about the opportunity to represent our stockholders in helping the Company achieve its strategic objectives.

I have also announced that I will be retiring in 2014, so this will be my last Annual Meeting on the podium. I have very much enjoyed the opportunity to meet with stockholders at our Annual Meetings over the years, and I look forward to seeing you in January.

Cordially,



John E. McGlade
Chairman, President, and Chief Executive Officer

HIGHLIGHTS OF 2013 PROXY STATEMENT

This section summarizes information contained elsewhere in the proxy statement. These highlights do not contain all the information that you should consider before voting or provide a complete description of the topics covered. Please read the entire proxy statement before voting.

Meeting Information

Date and Time: Thursday, January 23, 2014, at 2:00 p.m.

Place: Auditorium, Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195

Record Date: November 29, 2013

Items of Business

	Board Vote Recommendation	Votes Required	Page
Elect the four nominees proposed by the Board of Directors as directors for a term ending in 2017.	For	Majority of Votes Cast	6
Ratify the appointment of KPMG LLP as the Company's independent registered public accountants for the fiscal year ending September 30, 2014.	For	Majority of Votes Cast	6
Conduct an advisory vote on Executive Officer compensation.	For	Majority of Votes Cast	6
Amend the Company's Certificate of Incorporation to phase out and eliminate the classified board to provide for the annual election of all directors.	For	Majority of Shares Outstanding	7
Other business that properly comes before the meeting or any postponement or adjournment of the meeting.	N/A	—	—

Director Nominees

Name	Primary Career
Chad Deaton	Former Chairman and Chief Executive Officer, Baker Hughes, Inc.
Edward Monser	President and Chief Operating Officer, Emerson Electric Co.
Matthew Paull	Former Senior Executive Vice President and Chief Financial Officer, McDonald's Corporation
Lawrence Smith	Former Executive Vice President and Chief Financial Officer, Comcast Corporation

2013 Performance Highlights

- Sales from continuing operations increased 6% versus prior year.
- Earnings per share increased 2.4%.[1]
- We returned $1,027,264,192 to stockholders through dividends and share repurchases, increasing dividends for the 31st consecutive year.
- Total shareholder return was 33%.
- We strengthened leadership positions in key markets, announcing new projects in China, natural gas liquefaction equipment, and hydrogen, and expanded our project backlog to 3.5 billion.
- We were named to the Dow Jones Sustainability Index, the Carbon Disclosure Project Global and S&P 500 Disclosure and Performance Leadership Indexes, the FTSE4 Good Index, Corporate Responsibility Magazine's 100 Best Corporate Citizens, and China's Top 100 Ideal Employers.

[1] Comparison is non-GAAP and based on continuing operations, excluding certain items for fiscal years 2012 and 2013. See Appendix A for a reconciliation to GAAP measures.

Governance Highlights

- In February, the Board of Directors ("Board") announced the election of David H. Y. Ho to the Board as part of its ongoing process to refresh the skills and experience of the Board.
- In May, the Board announced plans to recommend phase out and elimination of the Company's classified board structure to stockholders at the 2014 Annual Meeting.
- In July, responding to a rapid accumulation of a substantial block of the Company's shares, the Board adopted a stockholder rights plan to ensure that control of the Company's future direction would not be effectively ceded without the consent of the stockholders or an opportunity for action by the Board.
- In September, the Company announced that the Board added three new independent directors and three current Board members would retire in January. The Board also announced that Chairman, President, and Chief Executive Officer John E. McGlade would retire in 2014, and the Board would form a search committee to identify a successor.

Four New Independent Directors in 2013		
Name	**Primary Occupation**	**Key Skills, Experience, and Qualifications**
Seifi Ghasemi	**Chairman and Chief Executive Officer, Rockwood Holdings, Inc.**	• **Extensive industry experience in industrial gases and specialty chemicals** • **Governance and leadership of multinational organizations** • **Strategic planning and portfolio management**
David H. Y. Ho	**Chairman and Founder, Kiina Investment Ltd.**	• **Extensive experience establishing and building businesses in China** • **Government relations and international trade** • **Asian operations and marketing; joint venture operations**
Edward L. Monser	**President and Chief Operating Officer, Emerson Electric Co.**	• **Significant international business experience with focus on emerging markets** • **Deep understanding of industrial operations, supply chain optimization, and continuous improvement** • **Strategic planning and organizational development**
Matthew H. Paull	**Former Senior Vice President and Chief Financial Officer, McDonald's Corporation**	• **Significant financial expertise** • **Understanding of capital markets, corporate finance, accounting and controls, and investor relations** • **Broad experience in global operations**

Compensation Highlights

- At the January 2013 Annual Meeting of Stockholders, stockholders supported the Company's Executive Officer compensation program by a vote of 95.1% of the votes cast.
- The Management Development and Compensation Committee of the Board determined to tie a larger percentage of future Executive Officer long-term incentives to specific performance goals rather than solely to stock performance. For fiscal year 2014, the mix of long-term incentives will be changed as follows:

	2013	2014
Stock Options	50%	40%
Performance Shares	25%	35%
Restricted Shares	25%	25%

The Committee believes this allocation will preserve strong incentives to drive stock performance and specific performance goals and continue to promote retention.

- The Committee also determined to differentiate the performance measures used in the long-term and short-term incentive programs in the future. Underlying sales growth and earnings per share growth will be used as the performance measures for the Annual Incentive Plan for fiscal year 2014. The Committee evaluated several performance measures and reviewed peer group practices, after which it determined to add underlying sales growth to focus management on loading capacity in existing assets. This measure will be balanced with the earnings measure to ensure that it drives profitable growth.
- We continued our demonstrated commitment to performance-driven pay:

  The chart below compares target and Realizable Pay for the chief executive officer over successive three-year periods to Total Shareholder Return (TSR) for the same period.[2] The chart shows the sensitivity of Realizable Pay to TSR, as target pay remains relatively stable.



2 Target pay is target total direct compensation. Explanation of the components of total direct compensation and how target values are determined begins on page 43. For purposes of calculating target pay for the chart, stock options have been valued at the grant date fair value reported in the Summary Compensation Table for the relevant years. We use the definition of Realizable Pay recommended by The Conference Board Working Group on Supplemental Pay Disclosure in "Supplemental Pay Disclosure: Overview of Issues, Proposed Definitions, and a Conceptual Framework" (The Conference Board, 2013). Realizable Pay includes base salary, actual annual incentive awards, and the year-end value of the equity awards issued during the relevant period using the closing market price of our common stock on the last trading day of the period. Year-end value for stock options is the intrinsic value of the option; i.e., the amount of the difference between the exercise price of the option and the closing market price of a share of stock on the last day of the fiscal year. Performance shares are reflected at the target level. Total Shareholder Return is stock price appreciation from the first day of the period through the last, plus dividends paid for the year.

Notice of Annual Meeting of Stockholders

Date and Time

Thursday, January 23, 2014
2:00 p.m. (Eastern Standard Time)

Location

Corporate Headquarters Auditorium
7201 Hamilton Boulevard
Allentown, PA 18195
(Free parking will be available. Admission procedures are explained on page 5. Directions appear on the last page of this Proxy Statement.)

Items of Business

1. To elect the four nominees proposed by the Board of Directors as directors for a three-year term.
2. To ratify the appointment of KPMG LLP as the Company's independent registered public accountants for the fiscal year ending September 30, 2014.
3. To conduct an advisory vote on Executive Officer compensation.
4. To amend the Company's Certificate of Incorporation to phase out and eliminate the classified Board of Directors to provide for the annual election of all directors.
5. To attend to such other business as may properly come before the meeting or any postponement or adjournment of the meeting.

Record Date

Stockholders of record at the close of business on November 29, 2013 are entitled to receive this notice and to vote at the meeting.

Ways to Submit Your Vote

Instructions on how to vote your shares online are contained in the Notice of Availability of Proxy Materials or on your proxy card. If you received paper copies of your proxy materials by mail, you may also fill in, sign, date, and mail a proxy card or vote using a toll-free telephone number. We encourage you to vote online or by telephone if these options are available to you.

Important

Whether you plan to attend the meeting or not, please submit your proxy as soon as possible in order to avoid additional soliciting expense to the Company. The proxy is revocable and will not affect your right to vote in person if you attend the meeting.

By order of the Board of Directors,



Mary T. Afflerbach
Corporate Secretary and Chief Governance Officer
December 13, 2013

Important Notice Regarding Internet Availability of Proxy Materials for the Air Products and Chemicals, Inc. January 23, 2014 Stockholders' Meeting

Our Proxy Statement and Annual Report on Form 10-K for the fiscal year ended September 30, 2013 are available at www.materials.proxyvote.com/009158.

PROXY STATEMENT

Table of Contents

	Page
INTRODUCTION	
QUESTIONS AND ANSWERS ON VOTING AND THE ANNUAL MEETING	1
PROPOSALS YOU MAY VOTE ON	6
1. Election of Directors	6
2. Ratification of Appointment of Independent Auditors	6
3. Advisory Vote on Executive Officer Compensation	6
4. Approval of Amendment of the Company's Certificate of Incorporation	7
THE BOARD OF DIRECTORS	9
Directors Standing for Election this Year for a Term Expiring at the Annual Meeting in 2017	9
Directors Continuing in Office Until the Annual Meeting in 2015	11
Directors Continuing in Office Until the Annual Meeting in 2016	13
COMPENSATION OF DIRECTORS	16
CORPORATE GOVERNANCE	18
Director Independence	18
Executive Sessions	19
Board Meetings and Attendance	19
Stockholder Communications	19
Code of Conduct	20
Transactions with Related Persons	20
Diversity Policy	20
Board Leadership Structure	20
Board Tenure Policy	21
Management Succession Planning	21
Rights Plan	22
Role In Risk Oversight	22
STANDING COMMITTEES OF THE BOARD	24
Audit Committee	24
Audit Committee Report	25
Independent Registered Public Accountant	25
Corporate Governance and Nominating Committee	26
Executive Committee	27
Environmental, Safety and Public Policy Committee	27
Finance Committee	27
Management Development and Compensation Committee	27

	Page
COMPENSATION OF EXECUTIVE OFFICERS	30
Report of the Management Development and Compensation Committee	30
Compensation Discussion and Analysis	30
Fiscal Year 2013 Performance	30
Pay and Performance Alignment	31
Frequently Asked Questions on Pay and Performance Alignment	36
Highlights of Fiscal Year 2013 Committee Activities	38
Fiscal Year 2013 Executive Officer Compensation Program	42
Components of Compensation	45
Employee Benefit Plans and Other Compensation Practices	50
Additional Policies	51
Executive Compensation Tables	52
2013 Summary Compensation Table	52
2013 Grants of Plan-Based Awards	55
Outstanding Equity Awards at Fiscal Year-End	57
2013 Option Exercises and Stock Vested	59
2013 Pension Benefits	60
2013 Nonqualified Deferred Compensation	61
Potential Payments Upon Termination or Change in Control	62
INFORMATION ABOUT STOCK OWNERSHIP	70
Persons Owning More than 5% of Air Products Stock as of September 30, 2013	70
Air Products Stock Beneficially Owned by Officers and Directors	70
Section 16(a) Beneficial Ownership Reporting Compliance	71
EXHIBIT 1 — ARTICLE TENTH OF CERTIFICATE OF INCORPORATION	EX-1
APPENDIX A — RECONCILIATION TO GAAP	A-1
APPENDIX B — PERFORMANCE ALIGNMENT REPORT	B-1
APPENDIX C — MARKET REFERENCE GROUP AND PEER REFERENCE GROUP	C-1
DRIVING DIRECTIONS to Air Products and Chemicals, Inc. Corporate Headquarters	



AIR PRODUCTS AND CHEMICALS, INC.
PROXY STATEMENT

We have provided you this Notice of Annual Meeting and Proxy Statement because the Board of Directors (the "Board") of Air Products and Chemicals, Inc. (the "Company" or "Air Products") is soliciting your proxy to vote at the Company's Annual Meeting of Stockholders on January 23, 2014 (the "Annual Meeting"). This Proxy Statement contains information about the items to be voted on at the Annual Meeting and information about the Company. Instructions on how to access this Proxy Statement and our Annual Report on Form 10-K on the Internet or paper copies of the Proxy Statement and Annual Report are first being sent to stockholders on or about December 13, 2013.

QUESTIONS AND ANSWERS ON VOTING AND THE ANNUAL MEETING

How many shares can vote at the Annual Meeting?

As of the Record Date, which was November 29, 2013, 211,485,211 shares of Company common stock were issued and outstanding, which are the only shares entitled to vote at the Annual Meeting. Every owner of Company stock is entitled to one vote for each share owned.

Who counts the votes?

A representative of Broadridge Financial Solutions, Inc. will tabulate the votes and act as the independent inspector of election.

What is a proxy?

A proxy is your legal appointment of another person to vote the shares of Company stock that you own in accordance with your instructions. The person you appoint to vote your shares is also called a proxy. You can find an electronic proxy card at www.proxyvote.com that you can use to vote your shares online. If you received these proxy materials by mail, you can also vote by mail or telephone using the proxy card enclosed with these materials.

On the proxy card, you will find the names of the persons designated by the Company to act as proxies to vote your shares at the Annual Meeting. The proxies are required to vote your shares in the manner you instruct.

What shares are included on my proxy card?

If you are a registered stockholder, your proxy card(s) will show all of the shares of Company stock registered in your name with our Transfer Agent, American Stock Transfer & Trust Company, LLC, on the Record Date, including shares in the Investors Choice Dividend Reinvestment and Direct Stock Purchase and Sale Plan administered for Air Products' stockholders by our Transfer Agent. If you also have shares registered in the name of a bank, broker, or other registered owner or nominee, they will not appear on your proxy card.

How do I vote the shares on my proxy card?

If you received a Notice of Availability of Proxy Materials and accessed these proxy materials online, follow the instructions on the Notice to obtain your records and vote electronically.

If you received these proxy materials by mail, you may vote by signing and dating the proxy card(s) and returning the card(s) in the prepaid envelope. You also can vote online or by using a toll-free telephone number. Instructions about these ways to vote appear on the proxy card. If you vote by telephone, please have your paper proxy card and control number available. The sequence of numbers appearing on your card is your control number, and your control number is necessary to verify your vote.

If you received these proxy materials via e-mail, the e-mail message transmitting the link to these materials contains instructions on how to vote your shares of Company stock and your control number.

Whether your proxy is submitted by mail, telephone, or online, your shares will be voted in the manner you instruct. If you do not specify in your proxy how you want your shares voted, they will be voted according to the Board's recommendations below:

Item	Board Recommendation
1. Election of the Board's Four Nominees As Directors	For
2. Ratification of KPMG as the Company's Independent Registered Public Accountants	For
3. Advisory Vote on Executive Officer Compensation	For
4. Amend the Company's Certificate of Incorporation to Declassify Board	For

How do I vote shares held by my broker or bank?

If a broker, bank, or other nominee holds shares of Company stock for your benefit, and the shares are not in your name on the Transfer Agent's records, then you are considered a "beneficial owner" of those shares. If your shares are held this way, sometimes referred to as being held in "street name", your broker, bank, or other nominee will send you instructions on how to vote. If you have not heard from the broker, bank, or other nominee who holds your Company stock, please contact them as soon as possible. If you plan to attend the meeting and would like to vote your shares held by a bank or broker in person, you must obtain a legal proxy, as described in the admission procedures section on page 5.

If you do not give your broker instructions as to how to vote, under New York Stock Exchange ("NYSE") rules, your broker has discretionary authority to vote your shares for you on item 2 to ratify the appointment of auditors. Your broker may not vote for you without your instructions on the other items of business. Shares not voted on these other matters by your broker because you have not provided instructions are sometimes referred to as "broker nonvotes".

May I change my vote?

Yes. You may revoke your proxy at any time before the Annual Meeting by submitting a later dated proxy card, by a later telephone or on-line vote, by notifying us that you have revoked your proxy, or by attending the Annual Meeting and giving notice of revocation in person.

How is Company stock in the Company's Retirement Savings Plan voted?

If you are an employee who owns shares of Company stock under the Retirement Savings Plan and you have regular access to a computer for performing your job, you were sent an e-mail with instructions on how to view the proxy materials and provide your voting instructions. Other participants in the Retirement Savings Plan will receive proxy materials and a proxy card in the mail. The Trustee, Fidelity Management Trust Company, will vote shares of Company stock represented by units allocated to your Plan account on the Record Date in accordance with the directions you give on how to vote. The Trustee will cast your vote in a manner which will protect your voting privacy. If you do not give voting instructions or your instructions are unclear, the Trustee will vote the shares in the same proportions and manner as overall Retirement Savings Plan participants instruct the Trustee to vote shares allocated to their Plan accounts.

What is a "quorum"?

A quorum is necessary to hold a valid meeting of stockholders. A quorum exists if a majority of the outstanding shares of Company stock are present in person at the Annual Meeting or represented there by proxy. If you vote — including by Internet, telephone, or proxy card — your shares voted will be counted towards the quorum for the Annual Meeting. Proxies marked as abstentions and broker discretionary votes are also treated as present for purposes of determining a quorum.

What vote is necessary to pass the items of business at the Annual Meeting?

Election of Directors. Our Bylaws provide that if a quorum is present at the Annual Meeting, the four director candidates will be elected if they receive a majority of the votes cast at the meeting in person or by proxy. This means the nominees will be elected if the number of shares voted "for" the nominee exceeds the number of shares voted "against" the nominee. Abstentions and broker nonvotes are not counted as votes cast and therefore will have no effect.

Under our Corporate Governance Guidelines, any incumbent director who is not reelected by a majority of the votes cast must tender his or her resignation to the Corporate Governance and Nominating Committee of the Board for its consideration. The Corporate Governance and Nominating Committee then recommends to the Board whether to accept the resignation. The director will continue to serve until the Board decides whether to accept the resignation, but will not participate in the Committee's recommendation or the Board's action regarding whether to accept the resignation. The Board will publicly disclose its decision and rationale within 90 days after certification of the election results. If the Board does not accept the director's resignation, the director will continue to serve until the next Annual Meeting or until the director's successor is duly elected and qualified.

Amendment of the Certificate of Incorporation. The proposal to amend the Certificate of Incorporation to phase out and eliminate classification of the Board will be approved if a majority of the outstanding shares of stock as of the record date are voted in favor of the amendment. Abstentions and broker nonvotes will have the same effect as a vote against the proposal.

All Other Items. The other two items of business will be approved if shares voted in favor of the proposal exceed shares voted against the proposal. Abstentions and broker nonvotes will not affect the outcome of the vote.

How will voting on any other business be conducted?

We do not know of any business or proposals to be considered at the Annual Meeting other than the items described in this Proxy Statement. If any other business is proposed and the chairman of the Annual Meeting permits it to be presented at the Annual Meeting, the signed proxies received from you and other stockholders give the persons voting the proxies the authority to vote on the matter according to their judgment.

When are stockholder proposals for the Annual Meeting to be held in 2015 due?

To be considered for inclusion in next year's proxy statement, proposals and nominations of persons to serve as directors must be delivered in writing to the Secretary of the Company, Air Products and Chemicals, Inc., 7201 Hamilton Boulevard, Allentown, PA 18195-1501 no later than August 14, 2014. To be presented at the 2015 Annual Meeting, proposals and nominations must be delivered in writing by October 25, 2014 and must comply with the requirements of our bylaws (described in the next paragraph).

Our Bylaws require adequate written notice of a proposal to be presented by delivering it in writing to the Secretary of the Company in person or by mail at the address stated above, on or after September 25, 2014, but no later than October 25, 2014. To be considered adequate, the notice must contain other information specified in the Bylaws about the matter to be presented at the meeting and the stockholder proposing the matter. A copy of our Bylaws can be found in the "Governance" section of our website at www.airproducts.com. A proposal received after October 25, 2014, will be considered untimely and will not be entitled to be presented at the meeting.

What are the costs of this proxy solicitation?

We hired Morrow & Co., LLC to help distribute materials and solicit votes for the Annual Meeting. We will pay them a fee of $250,000, plus out-of-pocket costs and expenses. We also reimburse banks, brokers, and other custodians, nominees, and fiduciaries for their reasonable out-of-pocket expenses for forwarding proxy materials to you because they hold title to Company stock for you. In addition to using the mail, our directors, officers, and employees may solicit proxies by personal interview, telephone, telegram, or otherwise, although they will not be paid any additional compensation. The Company will bear all expenses of solicitation.

May I inspect the stockholder list?

For a period of 10 days prior to the Annual Meeting, a list of stockholders registered on the books of our Transfer Agent as of the Record Date will be available for examination by registered stockholders during normal business hours at the Company's principal offices, provided the examination is for a purpose germane to the meeting.

How can I get materials for the Annual Meeting?

Under rules adopted by the U.S. Securities and Exchange Commission (the "SEC"), we are furnishing proxy materials to most of our stockholders via the Internet, instead of mailing printed copies of those materials to each stockholder. On December 13, 2013, we mailed to our stockholders (other than those who previously requested electronic or paper delivery) a Notice of Availability of Proxy Materials containing instructions on how to access our proxy materials, including our Proxy Statement and our Annual Report on Form 10-K for the fiscal year ended September 30, 2013 ("fiscal year 2013"). The Notice of Availability of Proxy Materials also instructs you on how to access your proxy card to vote through the Internet.

This process is designed to expedite stockholders' receipt of proxy materials, lower the cost of the Annual Meeting, and help conserve natural resources. However, if you would prefer to receive printed proxy materials, please follow the instructions included in the Notice of Availability of Proxy Materials. If you have previously elected to receive our proxy materials electronically, you will continue to receive these materials via e-mail unless you elect otherwise.

Current Employees. If you are an employee of the Company or an affiliate who is a participant in the Retirement Savings Plan or who has outstanding stock options, with an internal Company e-mail address as of the Record Date, you should have received e-mail notice of electronic access to the Notice of Annual Meeting, the Proxy Statement, and the Annual Report on Form 10-K for fiscal year 2013 on or about December 13, 2013. You may request a paper copy of these materials by contacting the Corporate Secretary's Office. If you do not have an internal Company e-mail address, paper copies of these materials were mailed to your home. Instructions on how to vote shares in your Plan account are contained in the e-mail notice or accompany the paper proxy materials mailed to you.

If you have employee stock options awarded to you by the Company or an affiliate but do not otherwise own any Company stock on the Record Date, you are not eligible to vote and will not receive a proxy card for voting. You are being furnished this Proxy Statement and the Annual Report on Form 10-K for fiscal year 2013 for your information and as required by law.

What are the admission procedures for the Annual Meeting?

To gain admission to the Annual Meeting, you must present your admission ticket at the Visitor's Entrance to the Air Products Corporate Headquarters.

Registered stockholders. If you received a "Notice of Availability of Proxy Materials", the Notice is your admission ticket. If you received these proxy materials by mail or e-mail, your admission ticket is on the top half of the reverse side of your proxy card, which must be printed if you received it by e-mail.

Shares held through broker, bank, or nominee. When you vote your shares, either electronically or via your voting instruction form, you will be given the opportunity to check a box indicating that you intend to attend the Annual Meeting. If you check the box, you will be sent a "legal proxy" which will serve as your admission ticket. (Please note, if you check this box, your shares must be voted in person.) Alternatively, you will be admitted if you present a Notice of Availability of Proxy Materials or Voting Instruction Form relating to the Air Products Annual Meeting; however, you must present a legal proxy if you wish to vote your shares in person.

How can I reach the Company to request materials or information referred to in these Questions and Answers?

You may reach us by mail addressed to:

Corporate Secretary's Office
Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501,

by calling 610-481-8657, or by leaving a message on our website at:
www.airproducts.com/tmm/tellmemore.asp

PROPOSALS YOU MAY VOTE ON

1. ELECTION OF DIRECTORS

The Board currently has 15 directors. With the retirement of Mario L. Baeza, Michael J. Donahue, and Ursula O. Fairbairn at the Annual Meeting and the re-election by stockholders of the four nominees standing for election, the Board will have 12 members after the Annual Meeting. Our Board is currently divided into three classes for purposes of election, with three-year terms of office ending in successive years.

The Board has nominated four incumbent directors, whose terms are currently scheduled to expire at the Annual Meeting, for election to the Board for terms expiring in January 2017: Mr. Chad C. Deaton, Mr. Edward L. Monser, Mr. Matthew H. Paull, and Mr. Lawrence S. Smith. Biographical information on these nominees and a description of their qualifications to serve as director and similar information about other directors appears beginning on page 9. Each nominee elected as a director is expected to continue in office until his or her term expires, or until his or her earlier death, resignation, or retirement.

The Board has no reason to believe that any of the nominees will not serve if elected. If a nominee is unavailable for election at the time of the Annual Meeting, the Company representatives named on the proxy card will vote for another nominee proposed by our Board or, as an alternative, the Board may reduce the number of directors on the Board.

The Board recommends a vote "FOR" the election of Mr. Deaton, Mr. Monser, Mr. Paull, and Mr. Smith.

2. RATIFICATION OF APPOINTMENT OF INDEPENDENT AUDITORS

At its meeting held in November 2013, the Audit Committee of the Board approved KPMG LLP of Philadelphia, Pennsylvania ("KPMG") as the Company's independent registered public accountants for the fiscal year ending September 30, 2014 ("fiscal year 2014"). The Board concurs with and requests that stockholders ratify this appointment even though ratification is not legally required. If stockholders do not ratify this appointment, the Audit Committee will reconsider it. Representatives of KPMG will be available at the Annual Meeting to respond to questions. Information on KPMG's fees for fiscal years 2012 and 2013 appears on page 26.

The Board recommends a vote "FOR" the ratification of the appointment of KPMG LLP as the Company's independent registered public accountants for fiscal year 2014.

3. ADVISORY VOTE ON EXECUTIVE OFFICER COMPENSATION

The Board is committed to excellence in governance and recognizes the interest our stockholders have in the Company's executive compensation program. As a part of that commitment, and in accordance with SEC rules, our stockholders are asked to approve an advisory resolution on the compensation of the Named Executive Officers, as disclosed in the Compensation Discussion and Analysis and accompanying Executive Compensation Tables and narrative. This proposal, commonly known as a "say on pay" proposal, gives you the opportunity to endorse or not endorse our fiscal year 2013 executive compensation program and policies for the Named Executive Officers by voting for or against the following resolution:

> RESOLVED, that the compensation of the Named Executive Officers as discussed and disclosed, pursuant to the SEC compensation disclosure rules, in the Compensation Discussion and Analysis and the Executive Compensation Tables and accompanying narrative is approved.

Although the vote is non-binding, the Board and the Management Development and Compensation Committee will review the voting results. If there are a significant number of negative votes, we will seek to understand the concerns that influenced the vote, and address them in making future decisions about executive compensation programs. The Company intends to conduct an advisory vote on executive officer compensation annually. The next such vote will be conducted at our 2015 Annual Meeting.

The Board recommends a vote "FOR" this resolution. As described in the Compensation Discussion and Analysis, our Executive Officer compensation program has been thoughtfully designed to support our long-term business strategies and drive creation of stockholder value. It is aligned with the competitive market for talent, very sensitive to Company performance and oriented to long-term incentives to maintain and improve the Company's long-term profitability. We believe the program delivers reasonable pay which is strongly linked to Company performance.

4. APPROVAL OF AMENDMENT OF THE COMPANY'S CERTIFICATE OF INCORPORATION

The Board has approved, declared advisable, and recommends your approval of, amendments to our Restated Certificate of Incorporation (as amended, the "Certificate of Incorporation") that provide for the phased elimination of the classified structure of the Board.

At the Company's 2013 Annual Meeting, the Company's stockholders had the opportunity to vote on a non-binding stockholder proposal to eliminate the classification of the Board. A substantial majority of the Company's stockholders voted in favor of the proposal.

Following this vote, the Corporate Governance and Nominating Committee and the Board again evaluated the advantages of both classified and declassified boards. A classified board of directors provides continuity and stability in pursuing the Company's business strategies and policies, reinforces the Company's commitment to a long-term perspective, and serves as an important tool for resisting an unsolicited takeover of the Company on terms that are not advantageous to the Company's stockholders. However, the Board understands that many investors believe these advantages are outweighed by the inability of stockholders to evaluate and elect all directors on an annual basis, and that annual election of directors has increasingly become the prevalent practice among S&P 500 companies. The Board believes it is important to be responsive and accountable to stockholders, and has concluded that at this stage in the Company's development it is appropriate to recommend this Proposal to our stockholders for their consideration.

The proposed amendments to the Certificate of Incorporation eliminate the classification of the Board over a three-year period, provide for the annual election of all directors beginning at the 2017 Annual Meeting, and make certain conforming and technical changes to the Certificate of Incorporation. Board declassification would be phased-in over a three-year period, beginning at the 2015 Annual Meeting, by reducing the number of classes of directors from 3 classes to 2 classes to 1 class and, finally, to no classes, as set forth below:

- Commencing with the election of directors at the 2015 Annual Meeting, the current Class II and Class III directors will be combined into a single Class II of directors with terms expiring at the 2016 Annual Meeting. The Board would then be divided into two classes of directors, Class I and Class II, with the directors in Class I having a term that expires at the 2017 Annual Meeting and the directors in Class II having a term that expires at the 2016 Annual Meeting. Directors who, immediately prior to the 2015 Annual Meeting, were members of Class II (and whose terms expire at the 2015 Annual Meeting) or their successors would be elected to Class II and the directors who, immediately prior to the 2015 Annual Meeting, were members of Class III and whose terms expire at the 2016 Annual Meeting would also be members of Class II. The directors who, immediately prior to the 2015 Annual Meeting, were members of Class I and whose terms expire at the 2017 Annual Meeting would remain members of Class I with a term expiring at the 2017 Annual Meeting.
- Commencing with the election of directors at the 2016 Annual Meeting, the two classes will be combined into a single Class I, with all directors having a term that expires at the 2017 Annual Meeting. The directors who were members of Class II (and whose terms expire at the 2016 Annual Meeting) or their successors would be elected to Class I for a term that expires at the 2017 Annual Meeting, and the directors who, immediately prior to the 2016 Annual Meeting, were members of Class I would remain members of Class I with a term expiring at the 2017 Annual Meeting.
- From and after the election of directors at the 2017 Annual Meeting, the Board would cease to be classified and the directors elected at the 2017 Annual Meeting (and each meeting thereafter) would be elected for a term expiring at the next annual meeting.

Under Delaware law, unless otherwise provided in a company's certificate of incorporation, directors serving on a classified board may only be removed by stockholders for cause, while directors serving on a non-classified board may be removed by stockholders with or without cause. Upon adoption of the amendments, once the Board ceases to be classified in 2017, directors may be removed with or without cause.

The affirmative vote of the holders of a majority of the outstanding stock of the Company is required to approve the amendments. A copy of Article TENTH as it is proposed to be amended is attached to this proxy statement as Exhibit I. If approved, the proposed amendments to the Certificate of Incorporation would become effective upon the filing of a certificate of amendment with the Secretary of State of the State of Delaware, which the Company would do promptly after stockholder approval is obtained for the proposed amendments. If the proposed amendments are not approved, they will not be implemented and the Company's current classified Board structure will continue in place.

The Board recommends that you vote "FOR" the proposal to approve the amendment of the Certificate of Incorporation to phase out and eliminate the classified Board in order to provide for the annual election of all directors.

THE BOARD OF DIRECTORS

The Board is composed of a diverse group of leaders in their respective fields. Many of the current directors have leadership experience at major domestic and international companies with operations inside and outside the United States and experience on other companies' boards, which provide an understanding of different business processes, challenges, and strategies. Others have experience in government relations or key market sectors which reflect our customer base, or financial or governance expertise. All have personal traits such as candor, integrity, commitment, and collegiality that are essential to an effective board of directors.

Information follows about the age and business experience, as of December 1, 2013, of the nominees up for election and the directors continuing in office, and information on the particular experiences, qualifications, attributes, and skills of each director nominee that led the Board to conclude that such person should serve as a director. Each nominee has consented to being nominated for director and has agreed to serve if elected. All of the nominees are currently directors.

Directors Standing for Election this Year for a Term Expiring at the Annual Meeting in 2017



CHADWICK C. (CHAD) DEATON, age 61.

Retired Chairman and Chief Executive Officer of Baker Hughes Incorporated.
Director of the Company since 2010.

Chadwick C. Deaton is the retired Executive Chairman of Baker Hughes Incorporated, an oilfield services and products provider with operations in over 90 countries. He joined Baker Hughes in 2004 and served as Chairman and Chief Executive Officer through 2011. He became Executive Chairman in January 2012. He retired as Executive Chairman in April 2013. Previously, Mr. Deaton was President and Chief Executive Officer of Hanover Compressor Company (now Exterran Holdings, Inc.); and Senior Advisor and Executive Vice President of Schlumberger Oilfield Services. Mr. Deaton is a director of Ariel Corporation, a private manufacturer of gas compressor equipment, CARBO Ceramics, Inc., and Transocean Ltd. He is also a former director of Hanover Compression Company. He is a director of Houston Achievement Place and a member of the National Petroleum Council, the Society of Petroleum Engineers' Industrial Advisory Council, and the Governor of Wyoming's Engineering Task Force for the University of Wyoming. He also serves as a director for the University of Wyoming Foundation. Mr. Deaton earned a Bachelor's degree in Geology from the University of Wyoming.

As a former chairman and chief executive officer of a global publicly held corporation, Mr. Deaton brings to the Board international business experience and executive leadership experience in operations, technology, talent management, and governance. In addition, his 30-year career in petrochemicals and energy businesses provides him with expertise in key customer segments for the Company.



EDWARD L. MONSER, age 63.
President and Chief Operating Officer of Emerson Electric Co.
Director of the Company since 2013.

Mr. Monser is currently President and Chief Operating Officer of Emerson Electric Co., a global industrial controls products company. Mr. Monser has more than 30 years of experience in senior operational positions at Emerson and has played key roles in globalizing the company, having held increasingly senior positions at the company, including chief operating officer (2001-2010), president of its Rosemount Inc. subsidiary (1996-2001), and various operations, new product development, engineering and technology positions. He is a member of the Economic Development Board for China's Guangdong Province and a past board member and past Vice Chairman of the U.S.-China Business Council. He holds a Bachelor's degree in Electrical Engineering from the Illinois Institute of Technology and a Bachelor's degree in Education from Eastern Michigan University.

As the chief operating officer of a premier industrial organization, Mr. Monser has a solid understanding of industrial operations, supply chain optimization, and continuous improvement; extensive experience in international business operations, particularly in emerging markets; and demonstrated capability in strategic planning and organizational development.



MATTHEW H. PAULL, age 62.
Former Senior Executive Vice President and Chief Financial Officer of McDonald's Corporation.
Director of the Company since 2013.

Mr. Paull was Senior Executive Vice President and Chief Financial Officer of McDonald's Corporation from 2001 until he retired from that position in 2008. Prior to joining McDonald's in 1993, he was a partner at Ernst & Young where he managed a variety of financial practices during his 18-year career and consulted with many leading multinational corporations. He was until recently the lead independent director of Best Buy Co. and chairman of the Board's Finance Committee. Mr. Paull currently serves as a director of KapStone Paper and Packaging Corporation and was a former director of WMS Industries Inc. He is a member of the Advisory Board of Pershing Square Capital Management, L.P. He also served as an advisory council member for the Federal Reserve Bank of Chicago. He holds a Master's degree in Accounting and a Bachelor's degree from the University of Illinois.

Mr. Paull brings to the Board significant financial expertise with a deep understanding of financial markets, corporate finance, accounting and controls, and investor relations. As a former chief financial officer of a multinational corporation, he also has extensive experience in international operations and marketing.



LAWRENCE S. SMITH, age 66.

Former Executive Vice President and Chief Financial Officer of Comcast Corporation.
Director of the Company since 2004.

Lawrence S. Smith is the retired Executive Vice President and Co-Chief Financial Officer at Comcast Corporation, a provider of broadband cable networks, where he was responsible for all corporate development, internal reporting, external reporting, taxation, and other administrative matters at the firm. Before joining Comcast in 1988, Mr. Smith served as Chief Financial Officer at Advanta Corporation, a financial services corporation, and as a tax partner and head of the mergers and acquisitions practice at Arthur Andersen LLP. He has been recognized numerous times as a leading chief financial officer including being named among America's Best Chief Financial Officers by Institutional Investor magazine in 2007, 2006, and 2004. Mr. Smith is also a director of TE Connectivity, Ltd., Preferred Sands, LLC, a privately-held owner-operated frac sand and proppant company, and Clemens Family Corporation, a privately-held provider of meat products and related services. He is a former director of GSI Commerce, Inc. His community activities have included a board position with Thomas Jefferson University. He received his Bachelor's degree in Finance from Ithaca College.

Mr. Smith brings many years of public company experience from his years as chief financial officer of a large public company and from service on the boards of public companies. His significant experience with complex financial and operational issues combined with his knowledge of public reporting requirements and processes brings accounting, financial management and operational insight to the Board. He also has extensive mergers and acquisitions and corporate finance experience.

Directors Continuing in Office Until the Annual Meeting in 2015



SUSAN K. CARTER, age 55.

Senior Vice President and Chief Financial Officer of Ingersoll-Rand Plc.
Director of the Company since 2011.

Susan K. Carter is the Senior Vice President and Chief Financial Officer of Ingersoll-Rand Plc., a diversified industrial company. She joined Ingersoll-Rand in September 2013. Prior to joining Ingersoll-Rand, from 2009 through 2013, Ms. Carter served as Executive Vice President and Chief Financial Officer of KBR, Inc., a global engineering, construction and services company; Executive Vice President and Chief Financial Officer of Lennox International Inc, a global provider of climate control solutions for heating, air conditioning, and refrigeration markets from 2004 to 2009; and as Vice President and Chief Accounting Officer of Cummins, Inc. from 2002 to 2004. She also held senior financial and accounting roles at Honeywell International, DeKalb Corporation, and Crane Co. She is a former director of Lyondell Chemical Company. Ms. Carter received a Bachelor's degree in Accounting from Indiana University and received a Master's degree in Business Administration from Northern Illinois University. She is a Certified Public Accountant.

As the chief financial officer of global publicly-held corporations, Ms. Carter has gained significant experience in financial reporting, information technology, accounting, finance and capital management, investor relations, and international operations. Her background provides the Board with broad expertise in international financial and operational issues.



SEIFOLLAH (SEIFI) GHASEMI, age 69.

Chairman and Chief Executive Officer of Rockwood Holdings, Inc.
Director of the Company since 2013.

Mr. Ghasemi is currently Chairman and Chief Executive Officer of Rockwood Holdings, Inc., a global leader in inorganic specialty chemicals and advanced materials businesses. Prior to joining Rockwood in 2001, he was with GKN plc, a global industrial company, where he served in various positions including chairman and chief executive officer of GKN Sinter Metals and as a director of the Main Board of GKN plc. From 1979 to 1997, he was with The BOC Group, a global industrial gas company now part of Linde AG, where he held a variety of senior positions including president of BOC Gases, Americas and, from 1996-1997, served as a member of the BOC Group Board of Directors. He currently serves on the Board of Directors of EnerSys, the largest industrial battery manufacturer in the world, and is Chairman of the Supervisory Board of Chemetall GmbH, a global manufacturer and developer of specialty chemicals. He holds an M.S. in Mechanical Engineering from Stanford University and received his undergraduate degree from Abadan Institute of Technology.

Mr. Ghasemi has deep experience in the industrial gases and specialty chemicals industries, including a solid understanding of key end markets and growth segments for the Company. His executive leadership of an international chemical company also provides substantial experience in governance and broad experience in many of the challenges the Company faces, such as portfolio management, strategic planning, talent management, and international operations.



DAVID H. Y. HO, age 54.

Chairman and Founder of Kiina Investment Ltd.
Director of the Company since 2013.

David H. Y. Ho is Chairman and Founder of Kiina Investment Ltd., a venture capital firm that invests in start-up companies in the technology, media, and telecommunications industries. Mr. Ho previously served as Chairman of Greater China for Nokia Siemens Networks, President of Greater China for Nokia Corporation, and Senior Vice President of the Nokia Networks Business Group. He has also held senior leadership roles with Nortel Networks and Motorola in China and Canada. Mr. Ho currently serves as a member of the board of Pentair Limited and Triquint Semiconductor Inc. in the United States and two Chinese state-owned enterprises: China Ocean Shipping Company and Dong Fang Electric Corporation. He holds a Bachelor's degree in Engineering and a Master's degree in Management Sciences from the University of Waterloo in Canada.

Mr. Ho has extensive experience establishing and building businesses in China and in international joint venture operations, government relations, and Asian operations and marketing. His background brings significant value to the Company as we execute on our Asian strategy. He also has executive leadership experience in the electronics and technology industries, key customer markets for the Company.



JOHN E. McGLADE, age 59.[3]

Chairman, President, and Chief Executive Officer of the Company.
Director of the Company since 2007.

John E. McGlade is Chairman, President, and Chief Executive Officer of the Company. He joined Air Products in 1976 and held various positions of increasing responsibility, including General Manager of the Chemicals and Process Industries Division; Vice President of the Chemicals and Process Industries Division; Vice President and General Manager, Chemicals and Process Industries and Energy Systems; Vice President and General Manager, Performance Materials Division; Vice President, Chemicals Group business divisions; and Group Vice President, Chemicals Group, in which he had global responsibility for the Group, as well as the Company's industrial gas and chemicals manufacturing organization, and Environment, Health, Safety and Quality. He was appointed President and Chief Operating Officer in 2006 before assuming his current position. Mr. McGlade serves on the board of directors of The Goodyear Tire & Rubber Company and the American Chemistry Council, as well as the executive committee of the Council on Competitiveness. He is a trustee of Lehigh University and The Rider-Pool Foundation, and a member of the SteelStacks leadership team. Mr. McGlade earned a Bachelor's degree in Industrial Engineering and a Master's degree in Business Administration from Lehigh University.

Mr. McGlade brings to the Board strong leadership, extensive management, international, and operating experience, and a deep understanding of the industrial gas and specialty chemicals business. During his 37 years at Air Products, he has developed extensive knowledge of the Company, its customers, investors, challenges and strengths, and strong relationships with the Company's customers, suppliers, and investors. He provides the Board with candid insights into the Company's industry, operations, management team, and strategic strengths and weaknesses.

Directors Continuing in Office Until the Annual Meeting in 2016



WILLIAM L. DAVIS, III, age 70.

Retired Chairman, President, and Chief Executive Officer of
R.R. Donnelley and Sons Company.
Director of the Company since 2005.

William L. Davis is the Retired Chairman, President, and Chief Executive Officer of R.R. Donnelley and Sons Company. Mr. Davis joined R.R. Donnelley and Sons Company in 1997 as Chairman and Chief Executive Officer. He retired as Chairman, President, and Chief Executive Officer in February 2004. Prior to joining R.R. Donnelley, during a twenty-year career at Emerson Electric Company, he held a variety of positions, including President of Appleton Electric Company and Skil Corporation, and Senior Executive Vice President for the Emerson Tool Group, the Industrial Motors and Drives Group, and the Process Control Group. Early in his career, he served at various positions for Sears, Roebuck & Co. Mr. Davis serves on the Board of Directors of Marathon Petroleum Corporation and is a former director of Mallinckrodt, Inc. He also previously served as Chairman of the Board of Northshore University Health System. Mr. Davis graduated from Princeton University in 1965 with a Bachelor's degree in Politics.

As a former chairman and chief executive officer, Mr. Davis has leadership and managerial experience and has dealt with many of the major issues, such as financial, strategic, governance, acquisitions, capital allocation, government, and stockholder relations, that the Company faces as a public company. Through his service on the boards of directors of other public companies and years at Emerson, Mr. Davis also has experience in key business sectors that use the Company's products and services, specifically the chemicals and processing, energy and refining, and electronics industries. Finally, he has extensive experience in several areas that are key enablers for the Company's success: marketing, talent management, supply chain, and continuous improvement.

[3] Mr. McGlade has announced that he will retire from serving as chief executive officer in 2014. It is currently expected that he will also retire from the Board in 2014.



W. DOUGLAS FORD, age 69.

Former Chief Executive, Refining and Marketing, of BP Amoco plc. ("BP").
Director of the Company since 2003.

W. Douglas Ford served as Executive Vice President of BP plc and its predecessor, Amoco Corporation, from 1993-1999. In 1999 he was named Chief Executive, Refining and Marketing of BP, where he was chief executive officer of BP's global downstream operations, which included accountability for the refining, marketing, and transportation network of the company, as well as the aviation fuels business, the marine business, and BP shipping. Mr. Ford retired from BP in March 2002. Prior to the merger of BP and Amoco, Mr. Ford held a number of senior positions during his 30-year career with Amoco, most recently as Executive Vice President of Amoco Corporation and President of Amoco Oil, with responsibility for Amoco's petroleum products sector and worldwide engineering and construction operations. Mr. Ford is also a director of Suncor Corporation and USG Corporation, and a former member of the board of UAL Corporation and BP. He is a Trustee and fellow of the University of Notre Dame. Mr. Ford received his Bachelor's degree in Chemical Engineering from the University of Notre Dame and his doctorate from Northwestern University.

From his leadership of a complex global organization, Mr. Ford brings refining, engineering, operations, marketing, and international experience to the Board. He has in-depth understanding of the energy business, and his long career in a process industry gives him extensive experience with safety and environmental issues. In addition, his leadership of a global organization and service on other boards bring broad talent management, corporate governance, and financial experience.



EVERT HENKES, age 69. (Presiding Director)

Former Chief Executive Officer of Shell Chemicals Ltd.
Director of the Company since 2006.

Evert Henkes served as Chief Executive Officer of the Global Chemical Business of Royal Dutch Shell plc from 1998 to April 2003. Mr. Henkes worked for Royal Dutch Shell plc for 30 years, during which time he held a number of executive positions in Europe and Asia Pacific, including Chairman of Bassel, Managing Director of Shell Chemicals UK Ltd., Managing Director of Shell UK, and President of Billiton Metals. He also served as a director of regional and global industrial bodies, including European Chemical Industry Council (CEFIC) and International Council of Chemical Associations, and was Chairman of the International Long Range Research Initiative, a joint effort between CEFIC and the Chemical Manufacturers Association (now the American Chemistry Council). He currently serves as a director for Sembcorp Industries Ltd. He also served as a director of Outokumpu Oyj, BPB PLC, CNOOC Ltd., TNK-BP Ltd., and Tate & Lyle PLC. Mr. Henkes holds a Bachelor's degree in Agricultural Economics from Cornell University, USA.

Mr. Henkes brings a wealth of international business experience to our Board, including in particular experience in the emerging Asian markets which are a key growth focus of the Company. In addition, Mr. Henkes is an industry veteran with deep understanding of the chemicals and process industry, including safety and environmental issues. From his leadership of a complex global business at Shell and his service on other boards, he also brings broad experience in marketing, government relations, mergers and acquisitions, and talent management.



MARGARET G. McGLYNN, age 54.

President and Chief Executive Officer, International AIDS Vaccine Initiative.
Director of the Company since 2005.

Margaret G. McGlynn is President and Chief Executive Officer of International AIDS Vaccine Initiative, a global not-for-profit, public-private partnership working to accelerate the development of vaccines to prevent HIV infection and AIDS. She joined its board in 2010 and assumed her current role in 2011. Ms. McGlynn previously served as President, Global Vaccine and Infectious Disease Division of Merck & Co., Inc., a global pharmaceutical company, from 2007 until her retirement in 2009, where she was responsible for a portfolio of more than $7 billion in global sales. She led the introduction of several new vaccine products and anti-infective therapies, expanded Merck's vaccine and infectious disease business globally, and launched several initiatives to provide access to its vaccines and HIV therapies in the developing world. Earlier she served as President, U.S. Human Health at Merck, from 2003 to 2005, and in 2005 she was named President, Merck Vaccine Division. Ms. McGlynn was a member of the Global Alliance for Vaccines and Immunization board of directors and executive committee from 2006 to 2008. She is also a director of Amicus Therapeutics, Inc., Vertex Pharmaceuticals, Inc., and a former director of Quidel Diagnostics. She earned a Bachelor's degree in Pharmacy and a Master's of Business Administration in Marketing from State University of New York at Buffalo.

From her management of a global pharmaceutical business and her current role as chief executive officer of a global organization, Ms. McGlynn brings extensive experience in government relations and public policy, international marketing, mergers and acquisitions and talent management. She has expertise in productivity, and a deep understanding of the healthcare business, an important customer base for the Company. Her current position, as well as her service on other boards, also provides financial and broad leadership experience.

COMPENSATION OF DIRECTORS

For fiscal year 2013, directors who were not employed by the Company received an annual cash retainer for Board service of $80,000. Committee chairs received an additional retainer of $15,000 and the Presiding Director received an additional annual retainer of $20,000. Meeting fees of $2,000 per meeting were paid for participating in committee meetings. Nonemployee directors who meet with employees of the Company or a third party at the request of the Company or to satisfy a requirement of law or listing standard receive the meeting fee for such service. Retainers and meeting fees are paid quarterly in arrears. In addition to retainers and meeting fees, nonemployee directors received an annual grant of deferred stock units with a value of approximately $120,000 (rounded up to nearest whole share) on the date of the Annual Meeting. Directors elected to the Board after the Annual Meeting receive a prorated grant of deferred stock units based on the number of months remaining until the next Annual Meeting.

Directors may voluntarily defer all or a part of their cash retainers and their meeting fees. At the election of each director, voluntarily deferred fees may be credited to deferred stock units or to an account which is credited with interest based on long-term corporate bond yields. Deferred stock units entitle the director to receive one share of Company stock upon payout, which generally occurs after the director's service on the Board is over. Deferred stock units earn "dividend equivalents" equal to the dividends that would have been paid on one share of stock for each unit owned by the director on dividend record dates. Deferred retainers and meeting fees (plus dividend equivalents earned on the director's existing deferred stock units account during a quarter) are converted to deferred stock units based on the NYSE closing price of a share of Company stock on the third to last business day of the quarter.

Directors are reimbursed for expenses incurred in performing their duties as directors. The Company covers directors under its overall directors and officers liability insurance policies. Directors are also covered by the business travel accident policy maintained by the Company and are eligible to participate in the Company's charitable matching gift program. Under this program, the Company matches donations of up to $5,000 per year made by employees and directors to qualifying educational organizations; matches, at twice the amount, donations of up to $2,000 per year made to qualifying arts and cultural organizations; and matches donations of up to $1,000 per year to qualifying environmental and conservation organizations.

To emphasize the importance of long-term alignment with stockholders, the Board has adopted stock ownership requirements for directors. Directors are expected to own shares or share equivalents with a value (based on the NYSE closing price) equal to five times the annual cash retainer by the end of the fifth fiscal year after joining the Board. Directors are expected to increase their holdings to reflect an adjustment in the annual cash retainer within a reasonable period of time following the adjustment. Once a director has met the requirement, if there is a subsequent decline in the Company's share price that causes the director's ownership level to fall below this guideline, the director is not expected to purchase additional shares to meet the guideline, but is expected to refrain from selling or transferring shares until the guideline is again satisfied. All directors are currently in compliance with the stock ownership guidelines for directors.

2013 Director Compensation

Name	Fees Earned or Paid in Cash(1)	Stock Awards(2)	Option Awards ($)(3)	All Other Compensation(4)	Total
M. L. Baeza	$100,000	$120,081	$0	$ 0	$220,081
S. K. Carter	$100,000	$120,081	$0	$ 0	$220,081
W. L. Davis, III	$113,000	$120,081	$0	$ 0	$233,081
C. C. Deaton	$104,000	$120,081	$0	$5,000	$229,081
M. J. Donahue	$ 98,000	$120,081	$0	$5,000	$223,081
U. O. Fairbairn	$111,000	$120,081	$0	$3,000	$234,081
W. D. Ford	$109,000	$120,081	$0	$ 989	$230,070
S. Ghasemi	$ 0	$ 50,060	$0	$ 0	$ 50,060
E. Henkes	$115,250	$120,081	$0	$ 0	$235,331
D. H. Y. Ho	$ 64,000	$120,052	$0	$ 0	$184,052
M. G. McGlynn	$115,000	$120,081	$0	$5,000	$240,081
E. L. Monser	$ 0	$ 50,060	$0	$ 0	$ 50,060
M. H. Paull	$ 0	$ 50,060	$0	$ 0	$ 50,060
L. S. Smith	$117,000	$120,081	$0	$5,000	$242,081

(1) Certain directors voluntarily elected to defer some or all of their cash retainers and meeting fees. Any voluntary deferrals are included in this column. This column includes annual retainers, meeting fees, and committee chair and presiding director retainers.

(2) This column shows the grant date fair value of the annual deferred stock unit grant for 2013 calculated in accordance with FASB ASC Topic 718. Deferred stock units earned by directors are fully expensed on the Company's financial statements at the market value of a share of stock on the date of grant. The annual deferred stock unit grant is prorated for directors elected mid-year. All deferred stock units credited to directors are fully vested.

(3) The Company granted stock options to directors under the Company's Stock Option Program for Directors from 1993-2005. This program was discontinued in 2006. As of September 30, 2013, the following directors had the indicated outstanding options:

M. L. Baeza	2,000
M. J. Donahue	2,000
W. D. Ford	4,000
L. S. Smith	2,000

(4) Amounts in this column reflect matching contributions under the Company's charitable matching gift program with the exception of Mr. Ford for whom the amount reflects interest considered to be above market interest credited to his Deferred Compensation Plan balance. Interest is calculated for the Deferred Compensation Plan using a Moody's A-rated Corporate Bond Rate because this is comparable to the rate the Company pays its other creditors on long-term obligations. When this rate exceeds 120% of a rate set by the U.S. Internal Revenue Service, it is treated as above market interest, even though it is based on a market average for corporate bonds.

CORPORATE GOVERNANCE

Our business is managed by our employees under the direction and oversight of the Board. We keep Board members informed of our business through discussions with management, materials we provide to them, visits to our offices and facilities, and their participation in Board and Board committee meetings.

The Board has adopted Corporate Governance Guidelines for the Company in order to assure that it has the necessary practices in place to govern the Company in accordance with the interests of the stockholders. The Corporate Governance Guidelines set forth the governance practices the Board follows, including with respect to the roles and functions of the Board, Board leadership, director independence and qualifications, nomination and election of directors, director responsibilities, access to management and independent advisors, director compensation, director orientation and education, chief executive officer performance assessment, management succession, and assessment of Board and committee performance. The Guidelines are available on the Company's website at: *http://www.airproducts.com/company/governance/board-of-directors/governance-guidelines.aspx* and are available in print upon request. (Information contained on our website is not part of this proxy statement.) The Board regularly reviews corporate governance developments and modifies these Guidelines as warranted.

Director Independence

The Board has affirmatively determined that all of the Company's directors, except Mr. McGlade, qualify as independent under the NYSE corporate governance listing standards. In determining independence, the Board determines whether directors have a material relationship with the Company that would interfere with the exercise of independent judgment in carrying out the responsibilities of directors. When assessing materiality, the Board considers all relevant facts and circumstances including, without limitation, transactions between the Company and the director, family members of directors, or organizations with which the director is affiliated. The Board further considers the frequency and dollar amounts associated with any of these transactions and whether the transactions were in the ordinary course of business and were consummated on terms and conditions similar to those with unrelated parties.

In its determination, the Board considers the specific tests for independence included in the NYSE listing standards. In addition, the Board has adopted guidelines to assist in determining each director's independence which meet or exceed the NYSE independence requirements. The guidelines provide that the following categories of relationships are immaterial for purposes of making an independence determination:

- Any business transactions or relationships involving sales or purchases of goods or services between the Company and a director's employer or an employer of a director's family member which occurred more than three years prior to the independence determination or involve less than 1% of such employer's annual consolidated gross revenues; provided the transaction takes place on the same terms and conditions offered to third parties or on terms and conditions established by competitive bid, and the director's or family member's compensation is not affected by the transaction;
- Charitable contributions by the Company to an organization in which the director or his or her immediate family member serves as an executive officer, director, or trustee that occurred more than three years prior to the independence determination, were made pursuant to the Company's matching contributions program, or were less than the greater of $1 million or 2% of the organization's gross revenues;
- Membership of a director in the same professional association, social, fraternal, or religious organization or club as an Executive Officer of the Company;
- A director's past matriculation at the same educational institution as an Executive Officer of the Company;
- A director's service on the board of directors of another public company on which an Executive Officer of the Company also serves as a director, except for prohibited compensation committee interlocks; and
- A director's service as a director, trustee, or executive officer of a charitable or educational organization where an Executive Officer of the Company also serves as a director or trustee.

In affirmatively determining the independence of any director who will serve on the Management Development and Compensation Committee, in accordance with NYSE listing standards, the Board also specifically considers factors relevant to determining whether a director has a relationship to the Company which is material to that director's ability to be independent from management in making judgments about the Company's executive compensation, including sources of the director's compensation and relationships of the director to the Company or senior management.

In addition, the Company's Corporate Governance Guidelines provide that no director may serve on the Audit Committee or Management Development and Compensation Committee of the Board if he or she has received, within the past or preceding fiscal year, any compensatory fee from the Company other than for Board or committee service; and no director may serve on the Management Development and Compensation Committee of the Board unless the director qualifies as an "outside director" under U.S. tax laws pertaining to deductibility of executive compensation.

On an annual basis, each member of the Board is required to complete a questionnaire designed in part to provide information to assist the Board in determining whether the director is independent under NYSE rules and our Corporate Governance Guidelines. In addition, each director or potential director has an affirmative duty to disclose to the Corporate Governance and Nominating Committee relationships between and among that director (or an immediate family member), the Company, and/or the management of the Company.

The Corporate Governance and Nominating Committee reviews all relationships and transactions for compliance with the standards described above and makes a recommendation to the Board, which makes the independence determination. For those directors identified as independent, the Company and the Board are aware of no relationships or transactions with the Company or management other than of a type deemed immaterial in accordance with the guidelines described above. Routine purchases and sales of products involving Ms. Carter's, Mr. Deaton's, Mr. Ghasemi's, and Mr. Monser's employers or former employers (amounting to less than 1% of the Company's and each such employer's consolidated revenues) were deemed immaterial.

Executive Sessions

The independent directors regularly meet without the chief executive officer ("CEO") or other members of management present in executive sessions that are scheduled at each Board meeting. In addition, the CEO performance review is conducted in executive session, and the Audit, Corporate Governance and Nominating, Environmental Safety and Public Policy and Management Development and Compensation Committees periodically meet in executive session. Board executive sessions are led by the Presiding Director, currently Mr. Henkes, except the CEO performance review is led by the Chairman of the Management Development and Compensation Committee.

Board Meetings and Attendance

During fiscal year 2013, there were sixteen meetings of our Board. Board and committee attendance averaged 98% for the Board as a whole, and no director attended less than 75% of the combined total of meetings of the Board and the committees on which he or she was serving. In accordance with the Company's Corporate Governance Guidelines, all directors are expected to attend the Annual Meeting unless they have an emergency or unavoidable schedule conflict. All but one of our directors attended the last Annual Meeting.

Stockholder Communications

Stockholders and other interested parties may communicate with the independent directors by sending a written communication in care of the Corporate Secretary's Office to the address on page 5. The Board has adopted a written procedure for collecting, organizing, and forwarding direct communications from stockholders and other interested parties to the independent directors. A copy of the procedure is available upon request from the Corporate Secretary's Office.

Code of Conduct

The Board has adopted its own Code of Conduct that is intended to affirm its commitment to the highest ethical standards, integrity, and accountability among directors and focuses on areas of potential ethical risk and conflicts of interest especially relevant to directors. The Company also has a Code of Conduct for officers and employees. This Code of Conduct addresses such topics as conflicts of interest, confidentiality, protection and proper use of Company assets, and compliance with laws and regulations. Both Codes of Conduct can be found on the website at *http://www.airproducts.com/company/governance/board-of-directors/director-code-of-conduct.aspx* and *http://www.airproducts.com/company/governance/commitment-ethical-business/employee-code-of-conduct.aspx* and are available in print to any stockholder who requests them.

Transactions with Related Persons

The Company did not engage in any reportable related person transactions in fiscal year 2013.

The Board recognizes that transactions with related persons can present actual or potential conflicts of interest and wants to ensure that Company transactions are based solely on the best interests of the Company and its stockholders. Accordingly, the Board has delegated responsibility to the Audit Committee to review transactions between the Company and related persons. The Audit Committee has adopted a written policy providing procedures for review of related person transactions.

A related person transaction is a transaction between the Company and a director, Executive Officer, or 5% stockholder; an immediate family member of a director, Executive Officer, or 5% stockholder; or a company or other entity in which any of these persons have a material interest. Pursuant to the Audit Committee policy, related person transactions must be preapproved by the Committee or, in the event of an inadvertent failure to bring the transaction to the Committee for preapproval, ratified by the Committee. In deciding whether to approve or ratify a related person transaction, the Committee considers the benefits of the transaction to the Company, the impact on a director's independence if a director or a director's family member or affiliate is involved, the availability of comparable sources for products and services, the terms of the transaction, and terms available to third parties for similar transactions. The Audit Committee chairman is authorized to approve related person transactions when it is impractical or undesirable to wait until the next Committee meeting for approval. Such chairman-approved transactions must be reported to the Committee at the next meeting.

Diversity Policy

While the Board has not adopted a formal policy on diversity, the Corporate Governance Guidelines provide that, as a whole, the Board should include individuals with a diverse range of experience to give the Board depth and breadth in the mix of skills represented. The Board seeks to include an array of skills, perspectives and experience in its overall composition. This guideline is implemented by seeking to identify candidates that bring diverse skills sets, backgrounds, and experiences, including ethnic, gender, and geographic diversity, to the Board when director candidates are needed.

Board Leadership Structure

As provided in the Corporate Governance Guidelines, the Board does not have a policy on whether the roles of Chairman of the Board and CEO should be separate or whether the Chairman of the Board should be independent. The Board determines which structure is in the best interests of the Company at any given time.

At present Mr. McGlade serves as both CEO and Chairman and the Board also has an independent Presiding Director. Mr. McGlade became CEO in 2007. The Board determined that Mr. McGlade should also serve as Chairman in 2008 after an in-depth review of alternative leadership structures. The Board decided to combine the roles because it has a high level of confidence in Mr. McGlade's leadership and willingness to work closely and transparently with the independent directors, and believes the Company is best served at this time by unified leadership of operations and oversight of the Company, which ensures that the Board and management act with

common purpose. The Board also believes that maintaining equality among the independent directors fosters collegiality and openness among directors which leads to probing discussions, robust debate, and open exchange of ideas. Finally, the Board is satisfied that the independent directors have ample opportunities to execute their responsibilities independently through numerous executive sessions held throughout the year at both the Board and committee level, substantial interactions with members of the management team other than the CEO, and the leadership of the Presiding Director and the Committee chairs.

The Corporate Governance Guidelines provide that the Presiding Director's responsibilities include:

- Presiding at executive sessions of the Board and any other time the Chairman is not present, and communicating feedback to the CEO;
- Determining the agenda for executive sessions of non-management directors; and
- Principal authority to convene a meeting of independent directors.

The Presiding Director is elected by majority vote of the Board upon the nomination of the Corporate Governance and Nominating Committee. Mr. Henkes is currently the Presiding Director. His term will expire following the Annual Meeting in 2015.

Board Tenure Policy

To enable proactive Board succession planning and self-renewal, the Board has adopted a policy that a director may not continue to serve on the Board after the Annual Meeting following the earlier of his or her completion of fifteen full years of service on the Board or attainment of age 72. The Board retains the flexibility to waive this policy in response to events or recruiting realities.

Management Succession Planning

The Management Development and Compensation Committee of the Board, the CEO, and the Human Resources organization maintain an ongoing focus on executive development and succession planning to prepare the Company for future success. In addition to preparing for CEO succession, the succession planning process includes all Corporate Executive Committee positions. A comprehensive review of executive talent, including, from time to time, assessments by an independent consulting firm, determines participants' readiness to take on additional leadership roles and identifies developmental and coaching opportunities needed to prepare them for greater responsibilities. The CEO makes a formal succession planning presentation to the Board annually. Succession planning is a responsibility of the entire Board and all members participate. In addition, the Company has an emergency succession plan for the CEO that is reviewed annually.

In September, Mr. McGlade announced his intention to retire in 2014. Simultaneously, the Board announced commencement of a CEO search to identify a successor to Mr. McGlade. The search is being led by a newly-formed Search Committee, with the assistance of a leading executive search firm. The search is being conducted in a manner consistent with recruiting an accomplished executive with the skills and experience necessary to successfully lead a large, global company. The Search Committee will identify and recommend a candidate to the full Board for approval. The members of the Search Committee are Messrs. Davis (chairman), Deaton, Ford, Ghasemi, Paull, and Smith. Mr. McGlade will continue to serve as Chairman and CEO during the search process.

Rights Plan

In July 2013, the Company announced that the Board adopted a stockholder rights plan (the "Rights Plan") and declared a dividend of one right for each outstanding share of Air Products common stock.[4]

Prior to the announcement, the Company had observed unusual and substantial trading activity in the Company's shares, which had no explanation at the time. The Board adopted the Rights Plan to promote the fair and equal treatment of all stockholders of the Company and ensure that the Board remained in the best position to discharge its fiduciary duties to the Company and its stockholders. The Rights Plan was not adopted in response to any specific takeover bid or other proposal to acquire control of the Company.

The Rights Plan has a limited 12-month duration and expires in July 2014. At that time the Board will evaluate whether to extend the Rights Plan, submit it for stockholder vote, or terminate it. Messrs. Ghasemi, Monser, and Paull were not members of the Board at the time the Rights Plan was adopted and will provide the Board with new perspectives when the Rights Plan is again evaluated. The Company has engaged in discussions with a number of its investors in order to better understand the perspective of stockholders on the Rights Plan, and stockholder views will be considered when the Rights Plan expires. The Board welcomes further input from stockholders regarding the Rights Plan, and stockholders can communicate with the Board through the process described on page 19.

The Rights Plan contains provisions that allow passive investors to accumulate considerable positions even while the Rights Plan is in place. The thresholds for institutional investors allow ownership well beyond the holdings of any current stockholder and higher than any level of concentration ever held by an institutional investor in our stock.

In light of the short duration of the Rights Plan and the Company's proactive campaign to solicit feedback from investors through direct conversations, the Board has determined not to present the Rights Plan for a vote of stockholders at this meeting. The Board recognizes that some investors are concerned that such stockholder rights plans allow boards and management to become entrenched and prevent business combinations that stockholders view as beneficial. As demonstrated by the recent addition of four new directors, the upcoming retirement of three directors, the planned retirement of Mr. McGlade, and the Board's support of a proposal to eliminate the classified structure of the Board, the Company does not have an entrenched Board or management team. The Company's Rights Plan was adopted to respond to a potential threat that one investor was obtaining a significant stake in the Company and could leverage that position at the expense of other stockholders. The Rights Plan was not adopted to prevent stockholders from making a choice on the future of the Company, but rather to ensure that all stockholders would have such a choice. The Board designed the Rights Plan to ensure that it would not have a negative impact on the right of stockholders to acquire shares or limit their voice in our governance.

Role in Risk Oversight

The Board's role in risk oversight of the Company is consistent with the Company's leadership structure, with the CEO and other members of senior management having responsibility for assessing and managing the Company's risk exposure, and the Board and its committees providing oversight in connection with those efforts. Management is responsible for assessing and managing the Company's various exposures to risk on a day-to-day basis, including the creation of appropriate risk management programs and policies. Responsibility for risk oversight rests with the full Board. The Board formally reviews the Company's risk management processes and policies periodically, including an inventory of key risks and associated monitoring, control, and mitigation activities; but the Board primarily exercises its risk oversight responsibility through meetings, discussions, and review of management reports and proposals. Consideration of risk is inherent in the Board's consideration of the Company's long-term strategies and in the transactions and other matters presented to the Board, including large capital expenditures, acquisitions and divestitures, and financial matters. Committees help the Board carry out this responsibility by focusing on specific key areas of risk inherent in our business:

- The Audit Committee oversees risks associated with financial and accounting matters, including compliance with legal and regulatory requirements, and the Company's financial reporting and internal control systems. The Audit Committee also annually reviews an inventory of key risks and associated monitoring, control and mitigation activities.

[4] For a full description of the Rights Plan, please see our Form 8-K report dated July 24, 2013.

- The Corporate Governance and Nominating Committee oversees risks associated with corporate governance, including Board structure, director succession planning, and allocation of authority between management and the Board.
- The Environmental, Safety and Public Policy Committee oversees operational risks such as those relating to employee and community safety, health, environmental, and security matters.
- The Finance Committee oversees risks associated with financial instruments, financial transactions, financial policies and strategies, pension funding, and capital structure.
- The Management Development and Compensation Committee helps ensure that the Company's executive compensation policies and practices support the retention and development of executive talent with the experience required to manage risks inherent to the business and do not encourage or reward excessive risk-taking by our executives.

The Board receives regular reports from the committees about their activities and deliberations.

STANDING COMMITTEES OF THE BOARD

The Board has five standing committees which operate under written charters approved by the full Board: Audit; Corporate Governance and Nominating; Environmental, Safety and Public Policy; Finance; and Management Development and Compensation. In accordance with NYSE listing standards, none of the directors who serve on the Audit, Corporate Governance and Nominating, or Management Development and Compensation Committees have ever been employed by the Company, and the Board has determined in its business judgment that all of them are "independent" from the Company and its management in accordance with the guidelines described above in "Director Independence". The charters of all the committees can be viewed on the Company website at *http://www.airproducts.com/company/governance/board-of-directors/committee-composition/commitee-descriptions- and-charters.aspx* and are available in print to any stockholder upon request. The Company's Bylaws also provide for an Executive Committee. The chart below identifies directors who were members of each committee at the end of fiscal year 2013, the number of meetings held by each committee during fiscal year 2013, and the committee chairs at the end of fiscal year 2013:

Name	Audit	Corporate Governance and Nominating	Environmental, Safety and Public Policy	Executive	Finance	Management Development & Compensation
M. L. Baeza		X		X		X
S. K. Carter	X				X	
W. L. Davis		X		X		C
C. C. Deaton	X					X
M. J. Donahue	X		X			
U. O. Fairbairn		X		X	X	
W. D. Ford				X	C	X
S. Ghasemi			X			
E. Henkes		C	X	X		
D. H. Y. Ho			X		X	
J. E. McGlade				C		
M. G. McGlynn	X		C			
E. L. Monser	X	X				
M. H. Paull		X			X	
L. S. Smith	C					X
FY2013 Meetings	7	5	2	0	3	4

C = Chairman

Audit Committee

The Board has determined that all of the Audit Committee members are "financially literate" and that Ms. Carter and Mr. Smith qualify as "audit committee financial experts" as defined by SEC regulations and NYSE listing standards. The Committee operates under a written charter. The Committee is directly responsible for the appointment, compensation, retention, and oversight of the Company's independent registered public accountant. The Committee reviews the appropriateness, quality, and acceptability of the Company's accounting policies, the integrity of financial statements reported to the public, significant internal audit and control matters and activities, the Company's policies and processes for risk assessment and management, and compliance with legal and regulatory requirements. The Committee discusses with the Company's internal auditor and independent registered public accountant the overall scope and plans for their respective audits. The Committee regularly meets with the internal auditor and the independent registered public accountant, with and without management present, to discuss the results of their audits, their evaluations of the Company's internal controls, and the overall quality of the Company's financial reporting. The Committee also reviews compliance with the Company's Code of Conduct for employees and officers

and is responsible for establishing and overseeing the Company's procedures for confidential reporting of questionable accounting practices and handling complaints regarding accounting, internal controls, and other audit matters. Each year the Committee approves an annual agenda plan which specifies matters to be considered and acted upon by the Committee over the course of the year in fulfilling its responsibilities. In fiscal year 2013, the Committee met seven times.

Audit Committee Report

The Audit Committee reviews the Company's financial reporting process on behalf of the Board. Management bears primary responsibility for the financial statements and the reporting process, including the system of internal controls and disclosure controls. The independent registered public accounting firm is responsible for expressing an opinion on the conformity of those audited consolidated financial statements with United States generally accepted accounting principles ("GAAP").

In fulfilling its responsibilities, the Audit Committee has reviewed and discussed the audited consolidated financial statements contained in the Company's Annual Report on Form 10-K for the fiscal year ended September 30, 2013 with the Company's management and the independent registered public accountant, KPMG. The Committee has discussed with KPMG the matters that are required to be discussed under Public Company Accounting Oversight Board standards governing communications with audit committees. KPMG has provided to the Committee the written disclosures and the letter required by applicable requirements of the Public Company Accounting Oversight Board regarding the independent accountant's communications with the Audit Committee concerning independence, and the Committee has discussed with KPMG the firm's independence.

Based on the reviews and discussions referred to above, the Committee approved the audited consolidated financial statements and recommended to the Board that they be included in the Company's Annual Report on Form 10-K for fiscal year 2013.

Audit Committee[5]
Lawrence S. Smith, Chairman
Susan K. Carter
Chad C. Deaton
Michael J. Donahue
Margaret G. McGlynn

Independent Registered Public Accountant

Appointment and Attendance at Annual Meeting. KPMG was the Company's independent registered public accountant for fiscal year 2013. Representatives of KPMG will be present at the Annual Meeting to respond to appropriate questions and make a statement if they desire.

Fees of Independent Registered Public Accountant. Consistent with the Audit Committee's responsibility for engaging the Company's independent registered public accountant, all audit and permitted nonaudit services performed by KPMG require preapproval by the Audit Committee. The full Committee approves projected services and fee estimates for these services and establishes budgets for major categories of services at its first meeting of the fiscal year. The Committee chairman has been designated by the Committee to approve any services arising during the year that were not preapproved by the Committee and services that were preapproved if the associated fees will cause the budget established for the type of service at issue to be exceeded by more than ten percent. Services approved by the chairman are communicated to the full Committee at its next regular quarterly in person meeting, and the Committee reviews actual and forecasted services and fees for the fiscal year at each such meeting. During fiscal year 2013, all services performed by the independent registered public accountant were preapproved.

[5] Edward L. Monser was appointed to the Board and Audit Committee on September 26, 2013, and, therefore, did not participate in fiscal year 2013 Committee activities.

During fiscal years 2012 and 2013, KPMG billed the Company fees for services in the following categories and amounts (in millions):

	2012	**2013**
Audit Fees	$5.9	$6.0
Audit-related Fees	$0.8	$0.7
Tax Fees	$0.1	$0.1
All Other Fees	$0.0	$0.0
Total Fees	$6.8	$6.8

Audit fees are fees for those professional services rendered in connection with the audit of the Company's consolidated financial statements and the review of the Company's quarterly consolidated financial statements on Form 10-Q that are customary under the standards of the Public Company Accounting Oversight Board (United States), and in connection with statutory audits in foreign jurisdictions. Audit-related services consisted primarily of services rendered in connection with employee benefit plan audits, SEC registration statements, due diligence assistance, and consultation on financial accounting and reporting standards. Tax fees were primarily for preparation of tax returns in non-U.S. jurisdictions, assistance with tax audits and appeals, advice on mergers and acquisitions, and technical assistance.

Corporate Governance and Nominating Committee

The Corporate Governance and Nominating Committee operates under a written charter. The Committee monitors and makes recommendations to the Board about corporate governance matters including the Corporate Governance Guidelines, codes of conduct, Board structure and operation, Board policies on director compensation and tenure, the meeting schedules of the Board and the committees, the charters and composition of the committees, and the annual Board and committee performance assessment processes. The Committee also has primary responsibility for identifying, recommending, and recruiting nominees for election to the Board and recommending candidates for election as Presiding Director. The Committee met five times in fiscal year 2013.

Selection of Directors. The Board has established the following minimum qualifications for all directors: business experience, judgment, independence, integrity, ability to commit sufficient time and attention to the activities of the Board, absence of any potential conflicts with the Company's interests, and an ability to represent the interests of all stockholders. The qualities and skills necessary for a specific director nominee are governed by the needs of the Company at the time the Committee determines to add a director to the Board. The specific requirements of the Company are determined by the Committee and are based on, among other things, the Company's current business, market, geographic, and regulatory environments; the mix of perspectives, experience, and competencies currently represented by the other Board members; and the CEO's views as to areas in which management desires additional advice and counsel.

When the need to recruit a nonmanagement director arises, the Committee's standard process is to consult the other directors, the CEO, and a third-party recruiting firm to identify potential candidates. Once a candidate is identified, the candidate screening process generally is conducted initially by a third-party recruiting firm and will include inquiries as to the candidate's reputation and background, examination of the candidate's experiences and skills in relation to the Board's requirements at the time, consideration of the candidate's independence as measured by the Board's independence standards, and other factors the Committee deems appropriate at the time. After such screening, prior to formal consideration and recommendation by the Committee, candidates are interviewed by one or more members of the Committee and the CEO.

This year four incumbent directors are standing for election. Two of the directors, Messrs. Deaton and Smith, were previously elected by the stockholders at the Annual Meeting of stockholders in 2011. Mr. Monser and Mr. Paull were first elected to the Board in September 2013. Mr. Monser was recommended to the Company by its third-party recruiting firm and identified through the process described above. Mr. Paull was identified and recommended to the Board by a stockholder.

The Committee has adopted a policy regarding its consideration of director candidates recommended by stockholders for nomination by the Committee at an Annual Meeting, and a procedure for submission of such candidates. The policy provides that candidates recommended by stockholders will be considered by the Committee; submissions of candidates must be made in writing; and must be received not later than 120 days prior to the anniversary date of the proxy statement for the prior Annual Meeting. The submission must also provide certain information concerning the candidate and the recommending stockholder(s), a statement explaining why the candidate has the qualifications required, and consent of the candidate to be interviewed by the Committee and to serve if elected. A copy of the policy and procedure is available upon request from the Corporate Secretary's Office. Candidates recommended by stockholders in accordance with these procedures will be screened and evaluated in the same manner as other candidates.

Executive Committee

The Executive Committee, which has not met since 2007, has the authority of the Board to act on most matters during intervals between Board meetings. It is usually convened only to approve capital expenditures associated with a project in excess of the CEO's authority when a customer requires a commitment prior to the next Board meeting and a special meeting of the Board cannot be convened.

Environmental, Safety and Public Policy Committee

The Environmental, Safety and Public Policy Committee monitors and reports to the Board on issues and developments in areas such as environmental compliance, climate change and sustainability, safety, corporate security and crisis management, diversity, government relations, and corporate and foundation philanthropic programs.

Finance Committee

The Finance Committee reviews the Company's financial policies; keeps informed of its financial operations and condition, including requirements for funds and access to liquidity; advises the Board about sources and uses of Company funds; reviews the Company's financial arrangements and methods of external financing; and oversees the funding and management of assets of the Company's employee pension and savings plans worldwide.

Management Development and Compensation Committee

Pursuant to its charter, the Management Development and Compensation Committee (the "Committee") has responsibility for:

- Establishing the Executive Officer compensation philosophy and strategy for the Company, consistent with Company objectives and stockholder interests, determining CEO compensation, and approving other Executive Officer compensation;
- Approving performance objectives relevant to the compensation of the CEO, establishing the process for and leading the Board in evaluation of the performance of the Company's CEO, and providing oversight of the CEO's evaluation of the performance of other Executive Officers;
- Overseeing CEO succession planning and the development and evaluation of potential candidates for other Executive Officer positions; and
- Overseeing the Company's overall management compensation program, the design and administration of management incentive compensation plans, including equity programs, and the design and administration of the Company's retirement and welfare benefit plans.

The Committee's charter permits it to delegate all or a portion of the authority granted to it by the Board to one or more Committee members, senior executives, or subcommittees to the extent consistent with applicable laws, regulations, and listing standards. The Company's Delegation of Authority Policy reserves for the Board and the Committee all compensation and staffing decisions with respect to Executive Officers except as specifically delegated.

Roles of the Committee, Management, and Compensation Consultant in the Compensation Process. The Committee is responsible to the Board and to stockholders for establishment and oversight of the Company's compensation program for Executive Officers, including those named in the Summary Compensation Table ("Named Executive Officers") and for approving the compensation level of the Executive Officers. During fiscal year 2013, the Company's Executive Officers were the Named Executive Officers:

- John E. McGlade, Chairman, President, and CEO;
- M. Scott Crocco, Senior Vice President and Chief Financial Officer ("CFO")[6];
- Stephen J. Jones, Senior Vice President and General Manager – Tonnage Gases, Equipment and Energy, and China President;
- John W. Marsland, Senior Vice President and General Manager – Merchant Gases[7];
- John D. Stanley, Senior Vice President, General Counsel, and Chief Administrative Officer[8];
- Paul E. Huck, former Senior Vice President and Chief Financial Officer[9];

and the following additional senior officers:

- Guillermo Novo, Senior Vice President, Electronics, Performance Materials and Strategy; and
- Corning F. Painter, Senior Vice President – Supply Chain.[10]

The Committee establishes overall compensation strategies and policies for the Executive Officers, allocates compensation for Executive Officers among the various components of compensation, evaluates and approves performance measures and goals relevant to the incentive compensation of the Executive Officers, evaluates the performance of the CEO with input from the full Board, determines direct compensation levels for the CEO, and evaluates and approves direct compensation levels for other Executive Officers. Each year, the Committee:

- reviews and evaluates the appropriateness of the Company's current Executive Officer compensation program based on several factors, including competitiveness of the program and alignment of compensation delivered under the program with the Company's performance;
- reviews target performance levels and goal ranges in the Company's incentive plans relative to the long-term economics of its business, past and projected performance levels of its peers, and the goal levels of peers relative to their payouts;
- reviews whether the program design encourages excessive risk taking;
- approves peer groups for market reference;
- reviews dilution and burn rates associated with the Company's equity compensation;
- evaluates and approves changes to incentive compensation and benefit plans when needed;
- reviews succession planning for the Executive Officers and other key senior management employees;
- approves incentive compensation payouts for the current year; and
- addresses other specific issues regarding management development and compensation as needed.

Periodically, the Committee also undertakes an extensive review of the competitiveness and appropriateness of certain pay practices, such as Executive Officer severance arrangements and retirement benefits.

---

6 Mr. Crocco assumed this role in February 2013. Prior to that, he was Vice President and Corporate Controller.

7 Mr. Marsland stepped down from this position and the Corporate Executive Committee in October 2013 and will be leaving the Company.

8 Mr. Stanley assumed the role of Chief Administrative Officer in February 2013.

9 Mr. Huck retired in February 2013.

10 Mr. Painter assumed the role of Senior Vice President and General Manager – Merchant Gases in October 2013.

The Committee retains an external compensation consultant to provide independent advice, information, and analysis on executive compensation. The Committee has established several practices to ensure the external consultant's independence, candor, and objectivity. The consultant is engaged by, has its compensation set by, and reports directly to the Committee; frequently meets separately with the Committee with no members of management present; and consults with the Committee chairman in between meetings. Management reports fees paid for services performed by the consultants to the Committee at each meeting and the Committee approves in advance the services to be performed. The Committee currently retains Farient Advisors LLC ("Farient") as its external consultant. Farient has served as the Committee's external consultant since 2008 when it was selected by the Committee following a search process for a consultant specializing in executive compensation. Farient also advises the Corporate Governance and Nominating Committee on director compensation, but performs no other services for the Company or management. The Committee has assessed Farient's independence and is not aware of any conflicts of interest raised by Farient's work.

During fiscal year 2013, Farient provided advice and analysis to the Committee on direct compensation for individual Executive Officers, peer group composition, incentive plan performance measure conventions and design, and external trends and regulatory developments. Farient also provided an analysis of the alignment of pay delivered under the Company's Executive Officer compensation program with its performance compared to peer group pay and performance, an assessment of the fit of the Company's Executive Officer compensation program design with its business strategy, a comparison of the program design to peer programs, and an assessment of the potential relationship between the Company's compensation program and risk taking by management.

While the Committee determines overall compensation strategy and policies for the Executive Officers and approves their compensation, it seeks input from several Executive Officers and other management employees with respect to both overall guidelines and discrete compensation decisions. Specifically:

- Human Resources works with the Committee to develop the design of compensation programs and decision-making frameworks for determining compensation levels;
- the CEO provides input to the Committee on the forms of incentive compensation and performance measures that will best support his strategic goals for the Company;
- the CEO provides the Committee perspective on the performance of other Executive Officers and develops and recommends compensation actions for the other Executive Officers, in consultation with Human Resources, and based on competitive market analysis received from external compensation consultants;
- the CFO provides background and recommendations to the Committee regarding the Company's key financial objectives and performance against them; and
- the Company's Law and Human Resources staff provide technical advice and other support to the Committee.

These Executive Officers and employees attend portions of the Committee meetings; however, the Committee's usual practice is to meet in executive session both alone and with its external compensation consultant to reach final decisions about CEO and other Named Executive Officer compensation.

COMPENSATION OF EXECUTIVE OFFICERS

Report of the Management Development and Compensation Committee

The Committee has reviewed and discussed with management and its external compensation consultant the following Compensation Discussion and Analysis section of the Company's Proxy Statement for fiscal year 2013. Based on its review and discussions, the Committee recommended to the Board that the Compensation Discussion and Analysis be included in the Company's Proxy Statement for fiscal year 2013.

Management Development and Compensation Committee
William L. Davis III, Chairman
Mario L. Baeza
Chad C. Deaton
W. Douglas Ford
Lawrence S. Smith

Compensation Discussion and Analysis

Our Executive Officers are compensated in a manner consistent with our strategy, competitive practice, sound corporate governance principals, and stockholder interests and concerns. The core of the Company's compensation philosophy and practice continues to be pay for performance. Accordingly, this Compensation Discussion and Analysis begins with an overview of Company and stock performance for fiscal year 2013 and the factors influencing it, and a discussion of how the Committee views the link between pay and performance in the Company's Executive Officer compensation program. Following this discussion, you will find a section on frequently asked questions on our pay and performance alignment that responds to questions and comments from investors, proxy advisory firms, and others regarding our Executive Officer compensation program. The remainder of the Compensation Discussion and Analysis outlines fiscal year 2013 Committee activities, including design changes adopted by the Committee for fiscal year 2014 and compensation governance practices of the Committee, and explains the design of the program and the components of Executive Officer compensation.

Fiscal Year 2013 Performance

Fiscal year 2013 was another year of below-trend economic growth. The European recession continued with European manufacturing contracting versus fiscal year 2012. The fiscal cliff, sequester, and budget and debt limit debates in Washington D.C. dampened U.S. activity, while Chinese manufacturing decelerated as new industrial policies began emphasizing structural reforms in addition to economic development. Below-trend growth in the U.S., European Union, and China contributed to lower global demand, further decelerating activity in most emerging markets as well. These factors contributed to financial results for the Company that, while solid, were below our expectations, resulting in below target annual incentive compensation for the year:

- Revenue from continuing operations of $10.2 billion increased 6% compared to fiscal year 2012;
- Operating income of $1.6 billion grew 2%;[11]
- Earnings per share of $5.50 increased 2.4%;[11]
- Return on Capital Employed was 11%;[11] and
- TSR was 33%.

[11] Comparisons and Return on Capital Employed are non-GAAP and based on continuing operations, excluding certain items for fiscal years 2012 and 2013. See Appendix A for a reconciliation to GAAP measures.

Despite the challenging operating environment, the Company remained focused on disciplined capital deployment, continued development of a sustainable low cost structure, and execution of our business strategies. The Company continued to lay the groundwork for future growth by winning key business in high growth markets, developing products and solutions for new markets, and executing portfolio management opportunities. Fiscal year 2013 highlights for the Company include:

- We brought on stream more than a dozen major new projects, including hydrogen plants and air separation plants in the U.S., Europe, and China;
- We announced several new projects in key growth markets, including China, liquid natural gas, and hydrogen, and expanded our project backlog to $3.5 billion, which will support growth into the future;
- We introduced new technology including an advanced consumer-friendly retail hydrogen fuel dispenser;
- We expanded our portfolio of industrial gas offerings in North America by acquiring EPCO Carbon Dioxide Projects, Inc.; made excellent progress on integration of our acquisition of a majority position in Indura, S.A.; and progressed our previously announced exit of the photovoltaic and polyurethane intermediate positions;
- We were named to the Dow Jones Sustainability Index, the Carbon Disclosure Project Global and S&P 500 Disclosure and Performance Leadership Indexes, the FTSE4 Good Index, Corporate Responsibility Magazine's 100 Best Corporate Citizens, and China's Top 100 Ideal Employers; and
- We returned $1,027,264,192 to stockholders through dividends and share repurchases, increasing dividends for the 31st consecutive year.

Pay and Performance Alignment

The success of the Company's business and resulting value for our stockholders is predominantly based on stable, long-term relationships with customers and substantial capital investments that reap returns over a long time horizon through technological differentiation, cost control, and operational efficiencies. Reflecting this long-term business model, the Committee has identified and, with Farient, validated compensation tools and performance measures designed to ensure that the decisions being made today build value for the long term. To complement the business model, our Executive Officer compensation program is designed to reward sustainable growth, superior returns through disciplined capital investment, sustainable cost reduction, and consistent operational excellence.

Key Features of Our Program

- **Significant at risk compensation tied to building long-term stockholder value.**
- **Performance measures and goals for our incentive compensation programs that require consistent performance improvement to achieve target payouts, even during economic slowdowns.**
- **A balance of growth and return metrics for incentive compensation to prevent focus on one to the exclusion of the other.**
- **Performance goals set at competitive levels.**
- **Long-term orientation of Executive Officer compensation.**
- **Substantial linkage of Executive Officer compensation to long-term stock performance.**

These features of our program overlay a compensation setting framework that is designed to provide median target compensation for relevant peer groups[12] on average, with actual compensation driven up or down based on the Company's operating performance, stock price, and overall stockholder return. Each of these aspects of the program is discussed below.

[12] See "Benchmarking" on page 44 for information about peer groups.

• Variable compensation is tied to stockholder returns and key drivers of long-term value creation.

A substantial majority of Named Executive Officer direct compensation is variable; *i.e.*, actual amounts realized depend on business or stock performance, as illustrated in the chart below:[13]



Long-term incentives constitute the largest single component of compensation and are delivered exclusively in stock, with their realized value strongly tied to stockholder returns.

Annual incentive awards and certain long-term incentive awards are tied to shareholder-focused performance measures established by the Committee. The current performance measures are based on earnings growth and return on capital in excess of cost of capital because the Committee has determined that growth and returns have been the key drivers of stockholder value for capital intensive business models, across industries, time periods, and economic cycles. For fiscal year 2013, the Committee established year-over-year growth in earnings per share ("EPS Growth") and the excess of Return on Capital Employed over the Company's cost of capital ("ROCE Spread")[14] as the performance measures for the Company's Annual Incentive Plan and the performance share component of long-term incentive awards.[15] EPS Growth was chosen as the best growth measure because it reflects all sources of income after tax and promotes balanced use of debt and equity capital. ROCE Spread was determined to be the best measure of return on capital because it reflects all capital employed and all income generated after tax, and is adjusted for the Company's cost of capital.

---

[13] Direct compensation is base salary, annual and long-term incentive compensation. Other major components of compensation such as retirement benefits and international assignment benefits are based on pre-existing programs available to broad employee populations and were not the subject of Committee decisions for fiscal year 2013. Direct compensation components are described on page 43.

[14] ROCE is calculated by dividing after-tax operating income plus after-tax equity affiliate income by capital employed (*i.e.*, the sum of average debt, average equity, and average minority interest). Cost of capital is calculated as a leveraged, weighted average of the Company's cost of debt (after tax) and cost of equity. (The cost of equity is determined using the Capital Asset Pricing Model which measures the expected return on an investment based on expected risk factors which affect the investment.) The difference between ROCE and cost of capital is the ROCE Spread.

[15] Performance shares are described on pages 49-50.

- **Performance goals that require the management team to maintain and improve profitability in all economic environments to receive target incentive compensation.**

Our performance goals reward consistent financial performance that creates stockholder value. In recent years, the Committee has established ongoing performance goals that required year-over-year improvement in earnings per share and returns in excess of cost of capital from year to year, rather than setting goals tied to an operating plan that has been adjusted for current economic conditions. For fiscal year 2013, although our operating plan anticipated tepid economic growth and uncertainty globally, no downward adjustments were made to the performance levels required for target annual incentive awards. As a result, annual incentive compensation this year was below target. The performance goals were adopted based on Company, Peer Reference Group[16] and S&P 500 performance trends, historic and, in some cases, projected. They reward year-over-year improvement in earnings at or above these trend rates, checked by requiring return on capital in excess of our cost of capital.

- **Balanced growth and return measures were used for both short-term and long-term incentives to require profitable growth across all time periods.**

Our businesses require significant investment of capital in long-lived assets and technology in order to generate revenue and earnings growth. Because the investment decisions made by our management team today affect profitability for far longer periods, in some cases 20-30 years, the Committee believes that short-term results cannot be segregated from the foundation they build for the long term. Holding management accountable for consistent growth across all economic environments and time horizons motivates performance that creates value for stockholders. But, because we must invest significant capital to support revenue and earnings growth in our businesses, it is equally important that we achieve the right kind of growth; *i.e.*, growth that generates a return in excess of the cost of capital. Since both growth and returns are critical to creating value for our stockholders, and because one can easily be sacrificed for the other or the long-term sacrificed for the short term, the Committee chose to use growth and return metrics for both short-term and long-term incentive programs. Requiring growth and returns to be balanced discourages undisciplined investment to generate short-term growth or lack of investment to inflate returns.

- **Performance goals are set to achieve competitive pay for competitive performance over the long term.**

The Committee regularly evaluates the performance goals associated with Executive Officer incentive compensation to ensure that they are sufficiently demanding and motivate performance that is competitive relative to the Peer Reference Group and the S&P 500 without disincenting investment in the future of the business. The performance goals are set with reference to industry, peer, and Company historical performance; future expected performance of the Company; and the Company's weighted average cost of capital. The performance goals are intended to ensure that a competitive level of performance will generate competitive compensation, with variance upward or downward based on actual performance versus goals. As a result, compensation is higher when performance is higher and stockholders are benefited; and, compensation is lower when performance is lower and stockholders are disappointed, creating alignment between management and stockholder interests.

- **Long-term orientation rewards sustainable profitability.**

The Company's Executive Officer compensation program emphasizes long-term incentives. Our program is regularly benchmarked for reasonableness in the market and assessed for effectiveness, sensitivity to stockholder expectations, and fit with business strategies, but the Committee seeks to maintain consistent compensation schemes to avoid focus on temporary, short-term achievements. The form of compensation, the performance measures used, and the performance goals are intended to remain relatively stable over significant periods of time. Delivery of compensation is cumulative; *i.e.*, maximum leverage in the program is built cumulatively through long-term stock appreciation, not tied to short spikes in stock or market performance. Long-term incentives are granted annually, with overlapping vesting periods to reward sustained stock appreciation. Finally, short- and long-term incentives are subject to "clawback" provisions that allow the Company to recover compensation in the event of conduct adverse to the Company.

[16] See "Benchmarking" on page 44 for more information about the Peer Reference Group.

- **Strong Linkage to Stockholder Returns — Extends Beyond Retirement**

All long-term incentive compensation is delivered in Company stock so that realized compensation is profoundly influenced by stock price and TSR. Executive Officers are subject to stock ownership requirements and holding requirements for net shares received in stock option exercises. In addition, stock options and performance share awards granted in the three years leading up to retirement do not become fully exercisable or earn out, respectively, until after retirement; and stock option exercise periods continue until long after retirement. All of these features give Executive Officers significant incentive to focus on long-term value creation that will continue to benefit stockholders well after their departure from the Company.

- **Median pay positioning is tied to a compensation program designed to deliver above median pay only when operating performance creates measurable stockholder value and stockholder returns are strong.**

Base salary is the only nonvariable component of Executive Officers' direct compensation and is targeted at median for the Market Reference Group and/or Peer Reference Group.[17] The portion of variable compensation delivered in cash and performance shares is received in proportion to performance against growth and return targets set with reference to long-term performance trends of the Company and peers. Target incentives are received only if performance is equal to these performance targets, and above median incentives are received only if performance exceeds the performance targets. Long-term incentives are benchmarked to median for the Market Reference Group and/or Peer Reference Group and are awarded entirely in stock, subject to vesting or performance conditions. The value of the amount actually delivered fluctuates depending on stock price appreciation and overall stockholder returns, as well as performance in the case of performance shares. Competitive compensation is intended to be realized only when stockholders have realized competitive returns. When stock performance is above or below expectations, above or below median compensation will be realized.

[17] See "Benchmarking" on page 44 for more information about the Market Reference Group and Peer Reference Group.

- **Illustration of pay and performance relationship.**

The chart below compares target and Realizable Pay for the CEO over successive three-year periods to TSR for the same period.[18] The chart shows the sensitivity of realizable pay to TSR, as target pay remains relatively stable.



[18] Explanation of the components of total direct compensation and how target values are determined begins on page 43. For purposes of calculating target pay for the chart, stock options have been valued at the grant date fair value reported in the Summary Compensation Table for the relevant years. We use the definition of Realizable Pay recommended by The Conference Board Working Group on Supplemental Pay Disclosure in "Supplemental Pay Disclosure: Overview of Issues, Proposed Definitions, and a Conceptual Framework" (The Conference Board, 2013). Realizable Pay includes base salary, actual annual incentive awards, and the year-end value of the equity awards issued during the relevant period using the closing market price of our common stock on the last trading day of the period. Year-end value for stock options is the intrinsic value of the option; i.e., the amount of the difference between the exercise price of the option and the closing market price of a share of stock on the last day of the fiscal year. Performance shares are reflected at the target level. TSR is stock price appreciation from the first day of the period through the last, plus dividends paid for the year.

Frequently Asked Questions on Pay and Performance Alignment

This section provides answers to questions and comments we have received on our Executive Officer compensation program.

Why does the Company use the same performance measures in both annual and long-term incentives? Doesn't this create risk? Are executives being paid twice for the same performance?

The Committee concluded that earnings growth and return on capital in excess of cost of capital are the key drivers of stockholder value for capital-intensive businesses across time periods and economic cycles. In addition, the Committee believes that the management team performs better when it is focused on reinforced, well understood metrics rather than dividing its efforts among a number of metrics. The metrics are, however, weighted differently in the two programs. Because growth is more attainable in the short term, whereas returns take longer to develop, the Committee weighted the metrics 60% EPS Growth and 40% ROCE Spread for the short-term Annual Incentive Plan and 33% EPS Growth and 67% ROCE Spread for the longer-term performance shares.

The Committee believes that the use of counterbalancing metrics, EPS Growth and ROCE Spread, reduces risk. Growth of the Company's business involves investment of substantial amounts of capital to build our plants, which deliver an income stream over a long period of years. Long-term value for our stockholders is created through current growth of the business, but only if coupled with returns in excess of the cost of capital. Short-term decisions cannot be segregated from long-term results. For example, it would be easy for management to generate growth by accepting new business without regard to returns, but this would ultimately erode stockholder value. Maximizing returns by reducing investment is also easy, but would ultimately erode stockholder value. Balancing growth and return measures avoids the risks that might otherwise result from linking substantial portions of compensation to the same performance metrics because of the natural friction between the two, which moderates the incentive either one unchecked could create to undermine long-term value creation.

The Committee believes it addresses concerns regarding overpayment by careful benchmarking of pay, selecting the right performance measures, and setting challenging performance goals.

Notwithstanding the Committee's conclusion regarding these issues, the Committee has evaluated different performance measures for 2014 and has modified the performance measures for the short-term Annual Incentive Plan for 2014, as described on page 40.

Why doesn't the Committee use relative performance measures?

The Committee's approach inserts relative performance into its goal setting up front, rather than after the fact. The Company's performance goals are established relative to long-term peer and industry performance trends and outlook. In setting the performance goals for Annual Incentive Plan awards and performance shares, the Committee references historical performance for the Peer Reference Group and the S&P 500 and regularly evaluates whether the goals are sufficiently demanding relative to long-term and projected performance of these peer groups. So, the payouts associated with various levels of performance do align with the Company's performance relative to long-term peer performance.

Using performance measures based on an after the fact snapshot of relative performance would require a fundamental shift away from the Committee's philosophy of measuring performance against the long-term peer and industry performance trends and requiring year-over-year improvement. Compensating Executive Officers based on performance against peers for an arbitrary time period may reduce upside in economic booms, but also would reduce downside in economic slumps. Stockholders do not experience the same moderation of returns on their investment, and therefore the Committee believes the performance goals chosen better align executive compensation with long-term stockholder interests and expectations.

Finally, the Company is one of only four major multinational industrial gas companies worldwide, two of which have their primary listings outside the U.S., making comparisons difficult. In addition, performance in the industrial gas business is often correlated strongly with regional and even micro regional economics and, because of the long business cycle and high capital intensity, often reflects historic rather than recent decisions. As a result, it is difficult to make meaningful comparisons of performance over an arbitrary time period.

Why doesn't the Committee use TSR as a performance measure?

Compensation realized by the Company's Executive Officers has a significant relationship to TSR because so much of Executive Officer compensation is delivered in stock. The chart below illustrates this correlation by showing what the value of long-term incentives granted to the CEO in fiscal year 2013 will be in three years at varying levels of TSR for the period:

CEO FY2013 Long-Term Incentive Awards[19]				
Grant Date Value	Realizable Value at End of 3-Year Period			
	Cumulative Assumed TSR -10%	Cumulative Assumed TSR +10%	Cumulative Assumed TSR +30%	Cumulative Assumed TSR +50%
$7,578,959	$2,924,921	$3,512,021	$6,988,077	$10,464,134

While recognizing the importance of TSR to stockholders, the Committee believes that directly tying compensation to TSR can be a very ineffective way to pay. Although stock price movements can be expected to reflect Company performance over the long term, on any given measurement date there can be aberrations that have little to do with the performance of the Company or its management team. Stock price increases can occur due to economic cycles, rumors, overall bullish sentiments, speculation about transactions or other environmental factors that can mask underperformance of the business. Similarly, stock price declines can occur due to geopolitical events, uncertainties about pending transactions, overall market panics, and many other factors that are well beyond the control of the management team and do not affect the long-term value of the business. Starting and ending measurement dates that are within several days or weeks of one another can produce very different TSR results given market volatility in recent years.

In addition, since most of the Company's Executive Officer compensation is delivered in stock, tying compensation directly to TSR would amplify market distortions. The Committee believes it can create a more effective incentive for Executive Officers by determining what measures within the control of Executive Officers have proven to drive TSR over the long term, and measuring performance against these drivers. The Committee has chosen measures of financial performance that Executive Officers can more readily impact, that are supportive of the Company's business strategy and very reflective of the pay for performance linkage the Committee intends. The Committee's research indicates that the key drivers of stockholder value for our business across economic cycles are earnings growth and return on capital; so these are the measures the Committee has emphasized.

[19] The "grant date value" is the sum of the values reflected in the Summary Compensation Table for Stock Awards and Option Awards. Cumulative assumed TSR is measured from the grant date (December 1, 2012-November 30, 2015). Grant date value is greater than award value even if TSR is 30% because the grant date valuation of stock options is based on option pricing models that assume options will be exercised at a time when greater appreciation will be realized. Realizable value at the end of three years reflects the intrinsic value of the stock options (the difference between the exercise price and the market value), the market value of the restricted shares plus accumulated dividends, and the market value of the target level of performance shares plus accumulated dividends, all at the indicated TSR level. Dividends are assumed to remain at the current rate of $2.84 per share per year.

Why doesn't the Company tie more of its equity awards to performance conditions?

The Committee believes that the combination of equity awards used in our Executive Officer compensation program promotes a balanced mix of stockholder benefits: focus on stock price appreciation, focus on performance that meets or exceeds the performance goals, focus on TSR including dividends, and retention of the management team. It is also important to note that the Committee firmly believes that all equity awards are performance based, including those that vest over time. Both stock options and restricted stock, while not explicitly tied to performance conditions, are highly correlated with stockholder returns. Although the Summary Compensation Table reflects a grant date value used for accounting purposes, our stock options have no value unless the Company stock price appreciates, and the value of restricted shares is 100% correlated to TSR. **For fiscal year 2014, the Committee has determined to reallocate long-term incentives for Executive Officers so that a greater percentage of long-term awards is explicitly tied to performance conditions. As a result, for fiscal year 2014, the allocation of long-term incentives has been changed as follows:**

Long-Term Incentive Component	2013	2014
Stock Options	50%	40%
Performance Shares	25%	35%
Restricted Stock	25%	25%

Highlights of Fiscal Year 2013 Committee Activities

The following are highlights of Executive Officer compensation actions taken by the Committee in or for fiscal year 2013:

- **Target Fiscal Year 2013 Direct Compensation Set.**

  At the beginning of the year, based on benchmarking against peers, the Committee established 2013 direct compensation. The table below indicates the Total Direct Compensation opportunity (base salary, annual incentive award target, and target value of annual long-term incentive awards[20]) granted to each Named Executive Officer for fiscal year 2013[21]:

Officer	Base Salary	Annual Incentive Target	Long-Term Incentives	Total Direct Compensation
J. E. McGlade	$1,200,000	$1,560,000	$6,500,000	$9,260,000
P. E. Huck[22]	$ 690,000	$ 244,375	$ 0	$2,776,500
M. S. Crocco[22]	$ 445,000	$ 255,875	$ 500,000	$1,200,875
S. J. Jones	$ 575,000	$ 431,250	$1,000,000	$2,006,250
J. D. Stanley	$ 540,000	$ 378,000	$ 875,000	$1,793,000
J. W. Marsland	$ 520,000	$ 390,000	$ 900,000	$1,810,000

[20] Each year the Committee grants long-term incentive awards intended to deliver a target value. The process for determining the target value to be granted and the value of the awards is described on pages 47-48. The actual value realized may differ significantly (up or down) from the target value due to Company stock price performance over the life of the awards and the extent to which applicable performance metrics are met.

[21] This table is intended to supplement, not replace, the Summary Compensation Table, which reports fiscal year 2013 Named Executive Officers compensation in the format required by SEC rules. The Summary Compensation Table provides important information regarding the expense associated with the Committee's intended level of pay and provides a standardized measure across companies. The table above reflects how the Committee views the compensation opportunities it is providing.

[22] Mr. Huck announced his intention to retire in March 2013 early in the fiscal year. Accordingly, no long-term incentives were granted to him, and his annual incentive target was prorated. Mr. Crocco's long-term incentive target value and annual incentive target were also prorated reflecting his assumption of the chief financial officer role mid-year.

• Incentive Compensation Determined.

Following the end of the year, the Committee determined actual annual incentive compensation. The table below compares target annual incentive compensation provided to each Named Executive Officer with actual awards determined by the Committee. Because the Company's performance for fiscal year 2013 was below the expectations reflected in the performance goals, the Committee determined a below target annual incentive payout.

	Annual Incentive Payouts	
	Target Value	Actual Value
J. E. McGlade	$1,560,000	$1,029,000
P. E. Huck	$ 244,375	$ 161,000
M. S. Crocco	$ 255,875	$ 169,000
S. J. Jones	$ 431,250	$ 298,000
J. D. Stanley	$ 378,000	$ 261,000
J. W. Marsland	$ 390,000	$ 233,000

The Committee also determined final payout levels for performance shares granted in fiscal year 2011 with a performance cycle ending at the end of fiscal year 2013. Fiscal year 2011-2013 ROCE Spread and EPS Growth performance resulted in performance share payouts that were 116% of target.

FY2011-2013 Performance Shares		
	Target	Actual
J. E. McGlade	16,639	19,301
P. E. Huck	3,496	4,055
M. S. Crocco	503	583
S. J. Jones	2,199	2,551
J. D. Stanley	2,155	2,500
J. W. Marsland	1,591	1,846

• Committee reviewed results of the stockholder advisory vote on Named Executive Officer compensation and comments received.

Following the 2013 Annual Meeting, the Committee reviewed the results of the stockholder advisory vote on Executive Officer compensation and comments received on the Executive Officer compensation program. With over 95% of votes cast voted in favor of approval, the Committee determined that the great majority of stockholders were satisfied with the existing program and no major changes in design were made. However, the Committee has made some modifications to the Program, described in the next paragraph, that are responsive to stockholder comments that a larger percentage of long-term incentives should be tied to specific performance goals and that performance measures should be different for short- and long-term incentives.

• Committee modified the compensation program design.

For fiscal year 2014, the Committee has determined to tie a larger percentage of long-term incentives to specific performance goals and to differentiate the performance measures used for short-term and long-term incentives. The Committee made the following modifications to Executive Officer compensation:

- The mix of long-term incentives will be changed:

Long-Term Incentive Component	2013	2014
Stock Options	50%	40%
Performance Shares	25%	35%
Restricted Stock	25%	25%

The Committee believes this allocation will preserve strong incentives to drive stock performance and specific performance goals and continue to provide strong retention incentives.

- The Committee added underlying sales growth as a performance measure for the Annual Incentive Plan. The Committee evaluated several performance measures and reviewed peer group practices. The Committee determined to add underlying sales growth to drive management focus on loading capacity in existing assets. This measure will be balanced with an earnings measure to ensure that it drives profitable growth. For fiscal year 2014, Annual Incentive Plan payouts will be based on a formula incorporating underlying sales growth and EPS Growth. Performance shares will continue to be tied to ROCE Spread and EPS Growth. With the addition of underlying sales growth as a short-term incentive performance measure, the Committee's goal setting will reflect the economic outlook for the performance period. As always, the Committee will seek to set performance goals that drive competitive performance.

• Committee evaluated potential linkage between compensation and risk taking.

During fiscal year 2013, the Committee, with Farient, conducted an in-depth risk assessment of the Company's Executive Officer compensation program. The Committee concluded that the program is balanced and does not motivate imprudent risk taking, including because of the following features:

- The Company does not use highly leveraged short-term incentives that drive risky investments at the expense of long-term Company value.
- Incentive compensation performance measures balance growth and returns to promote disciplined progress towards longer-term goals and to mitigate the risk of focusing on top-line growth at the expense of sustained profitability. Returns are measured based on both debt and equity capital to discourage excessive financial leverage.
- The Company's compensation programs reward consistent, long-term performance by heavily weighting compensation to long-term incentives that reward sustainable stock, financial, and operating performance.
- Cash incentive awards are capped at sustainable levels, and the Committee has discretion to reduce awards, including for nonfinancial considerations.
- The Company imposes substantial Executive Officer stock ownership and holding requirements.
- The Company has recovery policies ("clawbacks") applicable to incentive compensation that permit the Company to cancel awards and recoup certain gains in the event of conduct detrimental to the Company.

In addition, management conducted and reported to the Committee on its evaluation of the Company's overall compensation practices and programs to assess whether any of these programs and practices exposed the Company to excessive risk taking, concluding there were no such programs or practices.

- **Committee benchmarked peer pay program design practices.**

During fiscal year 2013, the Committee engaged Farient to conduct a review of peer pay program design and practices to confirm the reasonableness of the Company's program compared to the competitive market and fit of the program with the Company's business requirements. Areas evaluated included pay positioning, allocation of pay mix, goal setting, and compensation policies.

- **Committee reviewed pay and performance alignment.**

During fiscal year 2013, the Committee engaged Farient to conduct its annual pay for performance analysis which assessed the alignment of the Company's Executive Officer compensation program outcomes and performance results. Farient developed a Performance Alignment Report that measures: (1) the sensitivity of Performance-Adjusted Compensation[23] to TSR performance; and (2) the reasonableness of Performance-Adjusted Compensation for the Company's revenue size, Peer Reference Group[24], and TSR performance. Farient compared Performance-Adjusted CEO Compensation (covering salary, short-term incentives, and long-term incentives) for the Company over rolling three-year periods to TSR for the same rolling three-year periods, and tested the results against similar variables for the Company's Peer Reference Group. Farient concluded the Company's compensation outcomes were reasonable relative to its peers and the performance delivered and sensitive to performance over time. A copy of the Performance Alignment Report is attached as Appendix B.

- **Committee maintained strong governance practices.**

The Committee recognizes that stockholders want assurance that the processes for determining and paying Executive Officer compensation reflect thoughtful stewardship of their Company's resources. The Committee has adopted the following practices, among others, to help demonstrate commitment to this principle:

Compensation Governance Highlights

- Independent directors make all final compensation decisions pertaining to Executive Officers.
- Committee is advised by independent compensation consultant who performs no services for management.
- Minimal perquisites with sound business rationale.
- No employment contracts.
- Program targeted at median for similar companies.
- Stringent stock ownership guidelines.
- Prohibition on hedging or pledging Company stock.
- Consistent administration of performance goals and formulas.
- Elimination of excise tax gross ups on change in control arrangements entered after 2010.
- Annual review of dilution and burn rate relative to peers.
- Clawback provisions in long- and short-term incentive programs.

[23] Performance-Adjusted Compensation (PAC) is a trademark of Farient developed to measure actual compensation outcomes after performance rather than target compensation before performance. See Ferracone, R. A. (2010). Fair Pay, Fair Play, San Francisco. Jossey-Bass, pages 41-44 for an explanation of their methodology.

[24] See "Benchmarking" on page 44 for more information about the Peer Reference Group.

Fiscal Year 2013 Executive Officer Compensation Program

Overview. The overall objective of our Executive Officer compensation program is to attract and retain a talented management team and provide them with the right incentives to execute our strategic objectives and maximize our stockholders' investment in the Company. The same principles that govern the compensation of all our salaried employees apply to the compensation of our Executive Officers:

Our Compensation Philosophy

- **Tie compensation to strategy and performance.**

  The Company's programs provide a range of incentive compensation opportunities that promote achievement of short-, medium-, and long-term strategic and financial objectives.

- **Link the interests of Executive Officers to the interests of stockholders.**

  The Company's Executive Officer compensation program is designed so that factors that impact the value of our stockholders' investment in the Company also impact our management team's personal wealth.

- **Provide competitive total compensation for competitive performance.**

  The Company seeks to offer compensation opportunities that are sufficient to attract talented and experienced managers who have a choice about where they work, and to discourage them from seeking other opportunities.

- **Reinforce succession planning process.**

  The overall compensation program for our Executive Officers is managed to reinforce our succession planning process.

- **Foster nonfinancial corporate goals.**

  While financial results are the primary commitment the Company makes to stockholders, the compensation program balances financial results with other Company values such as sustainability, continuous improvement, safety, diversity, and ethical conduct. Accordingly, some components of the program provide flexibility to recognize nonfinancial achievements or to reduce or recoup compensation where insufficient attention is paid to nonfinancial Company objectives.

- **Support actions needed to respond to changing business environments.**

  The Company has sought to provide some elements of compensation, such as severance benefits, that give the management team or the Board tools to facilitate decisions about divestitures and restructurings, succession planning, or other significant corporate events that may impact the position or employment status of Executive Officers.

Our Executive Officer compensation program emphasizes compensation opportunities that are linked to key performance indicators, such as earnings growth and return on capital and stockholder returns. The majority of compensation provided to the Company's Executive Officers is dependent upon the achievement of short-, medium-, and long-term performance objectives and/or appreciation in the value of Company stock. In addition to these incentive opportunities, the Company's compensation programs provide Executive Officers a lesser amount of fixed elements, such as base salary and benefits, which are an essential part of a competitive compensation program. The Company also provides severance and change in control arrangements to mitigate the impact of portfolio management actions, succession planning moves, and other corporate actions.

For fiscal year 2013, the Committee intended the Company's Executive Officer compensation programs to provide, on average, a compensation opportunity that approximates the median of similar companies. Individual components of compensation may be greater or lesser than the median, and actual compensation delivered may vary significantly from the target opportunity and the median based on Company or individual performance and changes in Company stock price.

COMPENSATION OF EXECUTIVE OFFICERS

Direct compensation is delivered to the CEO and other Named Executive Officers through the components listed in the table below, which provides a brief description of the principal types of compensation, how performance factors into each type of compensation, and the compensation program objectives served by each type. Detailed descriptions of the components of direct compensation and how the Committee determined compensation levels for fiscal year 2013 begin on page 45.[25]

Fiscal Year 2013
Named Executive Officer Direct Compensation Components

Component	Description	How Amount Determined/ Performance Considerations	Objectives	Percent of Total Target Compensation
Base Salary	Fixed cash payment.	Targeted at Market Median[26] with adjustment based on level of responsibility, experience, and individual performance.	Provide competitive foundational pay.	CEO – 13% Others – 31%
Annual Incentive	Short-term incentive, cash payment.	Target payout references Market Median. Actual payout driven by EPS Growth and ROCE Spread. Can be adjusted based on individual performance and Company performance on nonfinancial objectives.	Promote achievement of short-term financial and strategic objectives. Encourage current decisions that promote long-term value creation.	CEO – 17% Others – 21%
Performance Shares	Deferred stock units that pay out upon achievement of performance targets. Delivered in shares of stock with dividend equivalents also payable on vesting.	Target value based on Market Median for long-term incentives. Actual payout determined by average EPS Growth and ROCE Performance over 3 year period. Value of payout also strongly impacted by stockholder returns during performance period.	Promote achievement of mid-term financial objectives; retention; align Executive Officers' interests with stockholder returns.	CEO – 17.5% Others – 12%
Stock Options	Options to purchase shares of stock at closing market value on grant date. (Become exercisable over 3 years. Exercisable for 10 years.) 50% of net shares received must be held for 1 year after exercise.	Target value based on Market Median for long-term incentives. Actual value derived from stock price appreciation.	Motivate Executive Officers to drive long-term stock appreciation.	CEO – 35% Others – 24%
Restricted Stock	Shares of stock that vest over 4 year period and pay dividends.	Target value based on Market Median for long-term incentives. Actual value determined by stockholder returns during vesting period.	Retention; align Executive Officers' interests with stockholder returns.	CEO – 17.5% Others – 12%

[25] Other major components of compensation such as retirement and welfare benefits are based on pre-existing programs available to broad employee populations and were not the subject of Committee decisions for fiscal year 2013. Similarly, international assignment benefits are provided under the Company's policy covering all employees on international assignment, although the Committee did review and approve the application of the policy to Mr. Jones and Mr. Marsland.

[26] See "Setting Total Compensation" below for an explanation of how the Committee views the Market Median.

Benchmarking. The Committee believes that a threshold characteristic of reasonable compensation is that it be aligned with compensation provided by companies with which the Company competes for talent. In preparation for determining fiscal year 2013 compensation, the Committee benchmarked the Executive Officer compensation levels to evaluate the competitiveness of the program and as a reference for establishing compensation levels for fiscal year 2013.

The Committee annually reviews and approves the peer groups used for benchmarking compensation. For purposes of assessing competitiveness and recommending compensation levels for fiscal year 2013, the Company engaged Mercer to compile survey data from its compensation database on a market reference group of industrial companies with revenue of $7 to $13 billion (consistent with the Company's fiscal year 2012 revenue of $9.6 billion) ("Market Reference Group"). This Market Reference Group is representative of the companies with which the Company competes for talent and is used by the Company for various compensation benchmarking purposes, not just Executive Officer compensation. A list of companies included in the Market Reference Group is provided in Appendix C on page C-1. Mercer also used a supplemental reference group of companies in its database with revenues of $5 to $20 billion to validate results.

Mercer prepared an assessment of each Named Executive Officer's compensation level relative to this Market Reference Group based on similar functional responsibilities. Mercer applied a discount or premium to the Market Reference Group data to determine the median level for certain positions where there are material differences between an Executive Officer's role and the typical accountabilities of the benchmarked position. For example, a premium of 10% was added to the data for the general counsel position to reflect Mr. Stanley's additional responsibilities as Chief Administrative Officer with accountability for the Company's Human Resources, Communications, Information Technology, and Global Business Shared Services organizations; and a premium of 10% was added to the market data for Mr. Jones' position to reflect his additional responsibilities as China President. Mercer determined median, 25th and 75th percentile levels for base salary, target annual incentive, target long-term incentives and target Total Direct Compensation. Annual and long-term incentive levels reflected a three-year average to reduce volatility in results. Because the survey data was collected in mid-2012, Mercer's analysis was based on projected levels as of the beginning of the Company's 2013 fiscal year.

At the Committee's request, Farient also compiles proxy data from a smaller group of companies that are competitors of the Company or are similar to the Company in that they are chemical or other industrial companies, with similar capital structures, asset intensity, operating margins, and long-term business model ("Peer Reference Group"). Peer Reference Group companies are generally similar in revenue size to the Company; however certain larger companies are included based on proximity of business model. Data for these companies are size adjusted using regression analysis. The Committee used this secondary reference group for benchmarking specific pay practices and for assessing alignment of pay with performance. In addition, the Committee used the Peer Reference Group to assess competitive compensation levels for CEO and CFO compensation. Because proxy data does not necessarily reflect similar positions to the other Named Executive Officers, only the Market Reference Group was used to benchmark pay levels for them. A list of the companies included in the Peer Reference Group also appears in Appendix C.

Setting Total Compensation Levels for Fiscal Year 2013. Overall, the Committee sought to provide a Total Direct Compensation target opportunity (base salary, target annual incentive award, and long-term incentive awards) for the Executive Officers that approximated the projected median level (the "Market Median") for similar positions in the Market Reference Group and, in the case of the CEO and CFO, the Peer Reference Group.[27] Total Direct Compensation target opportunities may be established at greater or lesser levels for individual Executive Officers based on performance factors, experience in the position, retention and succession planning considerations, or year-to-year swings in the market reference data. For fiscal year 2013, total direct compensation opportunities for all Named Executive Officers, except Mr. Crocco, approximated the Market Median. Mr. Crocco's compensation was below median due to his assumption of the CFO role during February of 2013. Within the Total Direct Compensation opportunity for any Executive Officer, individual components of compensation may be greater or lesser than the Market Median, because the Committee is primarily concerned with the competitiveness of the entire program versus any one element of compensation. Actual compensation realized can vary significantly from the target

[27] Consistent with industry practice, Mercer considers Total Direct Compensation within 15% of median to be competitive with median. This margin allows for year-to-year swings in data than can occur based on a number of factors unrelated to underlying compensation strategy.

opportunity for any component of compensation or for Total Direct Compensation based on Company or individual performance and Company stock price fluctuation. Consistent with market practice, and based on greater responsibility levels, Mr. McGlade's compensation is substantially more than that of other Executive Officers.

As part of the process for determining Total Direct Compensation, the Committee also reviews tally sheets which detail the value, earnings, and accumulated potential payout of each element of an Executive Officer's compensation in various employment termination scenarios. The tally sheets help the Committee consider the retention value of an Executive Officer's accumulated compensation package, compare Executive Officers' accumulated compensation, and understand the impact of their compensation decisions on various termination of employment scenarios.

Setting Performance Metrics for Incentive Compensation. The Committee annually reviews and establishes the performance measures, target goals, and payout schedules used for the Annual Incentive Plan and the performance share component of the long-term incentive program. The Committee periodically requests Farient to do an in-depth analysis of the alignment of the performance goals with historic performance of the Company, the Peer Reference Group and the S&P 500, and projected performance for the Company and Peer Reference Group. This was done most recently in 2011. The Committee determined to continue to use the performance goal levels in the chart on page 46 for fiscal year 2013 as they were aligned with Peer Reference Group goal setting trends and Company, Peer Reference Group and S&P 500 long-term performance trends and prospective opportunities. In determining actual performance against these metrics, the Committee decides whether to include or exclude the impact of items reported in the Company's financial statements that may distort underlying operating results for the current or a prior year. Adjustments from reported earnings are intended to avoid artificial inflation or deflation of awards due to unusual or nonrecurring items in the applicable period and align pay outcomes with how management views the performance of the business.

Components of Compensation

Within the competitive target value for an Executive Officer's Total Direct Compensation established by the Committee, the Committee determines the individual compensation components of the program.

Base Salary. Base salary is generally targeted at the Market Median, with adjustment where the Committee believes appropriate for proficiency, performance, experience, and the uniqueness of the responsibilities held by certain Executive Officers. Changes in base salaries for Executive Officers become effective as of the first payroll period in the calendar year; so the amounts reflected in the Summary Compensation Table reflect the fiscal year 2012 base salary rate for the first quarter of the fiscal year and the fiscal year 2013 base salary rate for the remainder of the year. For fiscal year 2013, all Named Executive Officers' base salaries were set at approximately Market Median, except Mr. Crocco's. Mr. Crocco's base salary was significantly below median due to his newness in the position.

Messrs. McGlade, Huck, and Jones received no increase in base salary for 2013. Mr. Marsland received a salary increase to bring his salary in line with the Market Median target. Mr. Stanley received a significant increase in salary to reflect his new responsibilities as Chief Administrative Officer. Mr. Crocco received a significant base salary increase to reflect his new responsibilities as CFO. Base salaries approved for the Named Executive Officers for 2012 and 2013 were as follows:

Officer	2012 Base Salary Rate	2013 Base Salary Rate
J. E. McGlade	$1,200,000	$1,200,000
P. E. Huck	$ 690,000	$ 690,000
M. S. Crocco	$ 287,378	$ 445,000[28]
S. J. Jones	$ 575,000	$ 575,000
J. D. Stanley	$ 460,000	$ 540,000
J. W. Marsland	$ 470,000	$ 520,000

[28] This was Mr. Crocco's base salary rate at the end of fiscal year 2013. Because he was named Senior Vice President and CFO during 2013, his salary rate was adjusted during the year.

Annual Incentive Plan. Target annual incentive opportunities under the Annual Incentive Plan are intended to approximate the Market Median. Targets may be established at greater or lesser levels for individual Executive Officers based on performance factors, internal equity, experience in the position, or year-to-year swings in the market data. Actual annual incentive awards may be above or below target depending upon the Company's fiscal year performance as measured by the performance measures and goals established by the Committee at the beginning of the fiscal year. When performance exceeds the target goals for the performance measures, annual incentive awards may exceed target as well, and may exceed Market Median payouts. Actual annual incentive awards can range from 0% to 230% of target. Over the past five years, Executive Officer awards have ranged from 0 to 208% of target.

Determination of annual incentive awards is a multi-step process which begins with establishing target opportunities. At the beginning of the fiscal year the Committee determines Executive Officer target annual incentive awards as a percentage of each Executive Officer's base salary based on the Market Reference Group and Peer Reference Group competitive assessment. For fiscal year 2013, the target award levels for the Named Executive Officers were as follows:

Officer	% of Base Salary
J. E. McGlade	130%
P. E. Huck	85%
M. S. Crocco	70%
S. J. Jones	75%
J. D. Stanley	70%
J. W. Marsland	75%

Target annual incentive awards as a percentage of base salary for all Named Executive Officers approximated the Market Median. An Executive Officer's actual award is determined by multiplying the target award by his or her individual payout factor.

As a first step in determining an Executive Officer's individual payout factor, the Committee determines an overall Company payout factor which is derived from the performance measures, goal levels, and payout schedules established by the Committee at the beginning of the fiscal year. As described above, for fiscal year 2013 the Committee selected EPS Growth and ROCE Spread as the performance measures for the Annual Incentive Plan. The weightings, threshold, target and maximum factors for each measure are set out below. (Factors are interpolated between points.) Below target performance results in below target factors and vice versa.

2013 Factor Schedule			
Weighted at 60%		Weighted at 40%	
% EPS Growth	Factor	ROCE Spread	Factor
16.0% or Greater	2.00	5% or Greater	2.00
15%	1.80	3%	1.00
13%	1.60	0%	0.50
11%	1.30	<0%	0.00
10%	1.20		
9%	1.00		
7%	0.80		
4%	0.50		
0%	0.35		
-10%	0.00		

The payout factor range is determined by a formula using the EPS Growth Factor and ROCE Spread Factor from the Factor Schedule based on Company performance for the year. Actual payout factors are adjusted within the range by the Committee based on Company and individual performance. Variables that the Committee considers with respect to Company performance include the operating results for the year (highlights on pages 30 and 31 for fiscal year 2013) and performance against nonfinancial objectives such as safety, sustainability, diversity, and continuous improvement. Individual performance variables that factor into the Committee's determination include subjective, qualitative judgments with respect to the contribution of the individual for the year; efforts toward specific Company objectives; and, in the case of operating managers, the performance of their segment versus the internal operating plan for the year. Although the Committee can determine a payout factor for individual Named Executive Officers up to the maximum of the payout range or down to 0, it is the Committee's practice that 75% of their individual awards be based on overall Company performance. The Committee emphasizes Company performance because each Named Executive Officer participates in enterprise-level management and is expected to prioritize the interests of the enterprise over their own organization. So, the Committee's process for determining an Executive officer's award is:



For fiscal year 2013, EPS Growth was 2.4% and the ROCE Spread was 3.0%.[29] The table below shows the target goals, actual performance, associated factor, and weight.

Metric	Target	Actual[29]	Factor	Weight
EPS Growth	9.0%	2.4%	.44	60%
ROCE Spread	3.0%	3.0%	1.00	40%

The unadjusted payout factor, based solely on the financial results, was 66%. The payout range determined under the formula was 36% to 96%.

For fiscal year 2013, the Committee did not adjust the payout factor for Messrs. McGlade, Crocco, and Huck. The Committee made slight adjustments upward in the case of Mr. Jones and downward in the case of Mr. Marsland to reflect the performance of their businesses. Mr. Stanley's payout factor was adjusted slightly upward to reward his leadership in the Company's response to unusual legal and governance challenges during the year. Fiscal year 2013 bonuses determined for Named Executive Officers appear in the Nonequity Incentive Plan Compensation column of the Summary Compensation Table.

Long-Term Incentives. The Committee believes long-term incentive compensation is a critical part of Executive Officer compensation because it creates alignment with stockholders and promotes achievement of longer term financial and strategic objectives. In recent years the Committee has selected three balanced components for the

[29] Levels are based on non GAAP continuing operations. In determining fiscal year 2013 EPS Growth and ROCE Spread performance, the Committee excluded certain items from fiscal year 2013 and 2012 results. See Appendix A for a reconciliation to GAAP measures.

Executive Officer's long-term incentives: stock options to directly reward executives for increases in stock price; restricted stock which links Executive Officers' interests to TSR and provides a retention incentive; and "performance shares" which are conditioned on performance over a three-year period to provide focus on medium-term goals (for fiscal year 2013 grants, average EPS Growth and ROCE Spread from fiscal year 2013 through fiscal year 2015). The current mix of intended long-term incentive value for Executive Officers is 50% stock options, 25% restricted stock, and 25% performance shares. The Committee chose this mix of stock options, restricted stock, and performance shares to provide a balance of stock-based compensation contingent on outcomes of long-term and medium-term decision making and encourage retention. Because all components of the long-term incentive opportunity are delivered in Company stock-based awards, they all become more or less valuable with changes in Company stock value that affect stockholders.

The Committee determined the level of long-term incentive grants for fiscal year 2013 at the beginning of the fiscal year. Prior to making the grants, the Committee established an intended long-term incentive value for each Executive Officer. When setting these intended values, the Committee considers the Market and Peer Reference Group competitive data and target Total Direct Compensation opportunities for each Executive Officer. It is the Committee's intent that the long-term incentive value approximate the Market Median award and bring the Total Direct Compensation opportunity for each Executive Officer to approximately the Market Median level when combined with base salary and target Annual Incentive Plan awards. The Committee has determined that this important element of compensation should target the Market Median level to encourage a strong performance orientation and ensure attraction and retention of talented and experienced managers.

Individual performance or other factors may result in awards which are above or below the Market Median. These factors include tenure and experience, succession planning and retention concerns, subjective evaluations of performance, historical grant levels, and other recent compensation actions with respect to the individual such as special one-time retention awards. For fiscal year 2013, all intended long-term incentive values, except Mr. Crocco's, approximated the projected Market Median. Mr. Crocco's long-term incentive value was below median because he assumed the CFO role mid-year. All other Named Executive Officers received modest increases in intended long-term incentive values for fiscal year 2013 consistent with Market Median positioning. Intended long-term incentive values for the Named Executive Officers are reflected in the chart on page 38. The actual value realized may differ significantly (up or down) from the intended value due to Company stock price performance over the life of the awards, TSR in the case of performance shares and restricted stock, the extent to which performance goals are met in the case of performance shares, and timing of individual exercises in the case of stock options.

Granting Practices. Equity compensation awards to Executive Officers and other management employees under the Company's Long-Term Incentive Plan (except for off-cycle recruiting and retention awards) are granted as of the first NYSE business day in the month of December. Recruiting grants are generally issued as of the first day of employment and priced at the closing market value on that date. Off-cycle retention grants are made occasionally in response to extraordinary retention needs that arise during the year.

Stock Options. Stock options are granted with an exercise price equal to the closing market value on the grant date, have a ten-year term, and vest ratably over the first three years of the term. Executive Officers are required to retain the equivalent of 50% of the net shares of Company stock received upon exercise for one year following exercise. The number of stock options awarded to the Named Executive Officers for fiscal year 2013 appears in the Grants of Plan-Based Awards table. In determining the number of stock options to grant, the Committee used a stock option valuation model provided by Mercer. The value of stock option grants for fiscal year 2013, as calculated using this model, approximated 50% of the Named Executive Officers' total intended long-term incentive value. The actual value realized is dependent on stock price appreciation at the time of exercise.

Restricted Stock. Restricted stock awards are shares of Company common stock that possess voting and dividend rights but are subject to restrictions on transferability and forfeitable until vesting. The vesting conditions provide an incentive for retention, and the value of this compensation element increases or decreases in direct proportion to TSR. The amount of restricted stock granted to the Named Executive Officers in fiscal year 2013 is reflected in the Summary Compensation Table and the Grants of Plan-Based Awards table. Individual award amounts were determined by calculating the value (based on the closing market value of a share of the Company's stock on the grant date) to approximate 25% of the total intended long-term incentive value for the Executive Officer.

Performance Shares. The final component of the long-term incentive program is performance shares, which reinforce important medium-term objectives for the Company and also provide a link to TSR. Performance shares entitle the recipient to receive one share of Company stock and accumulated dividend equivalents for each performance share upon the satisfaction of performance objectives and other conditions to earning the award. Performance shares are granted each year with overlapping three-year performance cycles. The awards are paid out at the end of the three-year period based on performance, if threshold performance goals are met.

Payouts of performance shares range from 0% to 215% of the target level of shares awarded. The target level for fiscal year 2013 grants approximated 25% of each Named Executive Officer's total intended long-term incentive value, and is converted to shares based on the grant date closing market value of Company stock. The actual number of performance shares earned is determined by multiplying the target number of shares by a payout factor. A tentative payout factor is determined using the formula below, reflecting performance during the three-year performance period.

67% ROCE Spread Factor	+	33% EPS Growth Factor	=	Payout Factor

Grants in Fiscal Year 2013. For grants made in 2013, the ROCE Spread Factor and the EPS Growth Factor will be determined based on average ROCE Spread and EPS Growth over the performance period under the schedule below (interpolated for average ROCE Spread and EPS Growth results between the performance levels indicated). The Committee may adjust the payout factor by 15 percentage points.

2013 Factor Schedule			
Weighted at 67%		Weighted at 33%	
ROCE Spread (ROCE over Cost of Capital)	ROCE Spread Factor	EPS Growth	EPS Growth Factor
5%	200%	16%	200%
3%	100%	15%	180%
0%	50%	13%	160%
<0%	0%	11%	130%
		10%	120%
		9%	100%
		7%	80%
		4%	50%
		0%	35%
		-10%	0%

For fiscal year 2013, performance shares were granted conditioned upon the Company's three-year performance towards the EPS Growth and ROCE Spread goals set by the Committee at the beginning of the year. The target number of performance shares granted to each Named Executive Officer for fiscal year 2013 was as follows:

Officer	Target Shares
J. E. McGlade	19,921
P. E. Huck	0
M. S. Crocco	1,532
S. J. Jones	3,064
J. D. Stanley	2,681
J. W. Marsland	2,758

2013 Payout for FY2011-2013 Performance. The Committee also established payout levels for performance shares granted in fiscal year 2011 which were tied to average ROCE Spread and EPS Growth performance from fiscal years 2011-2013. The formula and Factor Schedule described above applied to the fiscal year 2011 grants. The EPS Growth and ROCE Spread factors were determined using the Factor Schedule. The average ROCE Spread over the performance period was 3.8% and the average EPS Growth was 5.6%[30]; so the calculated payout factor was 116% of the target shares. The Committee determined not to adjust the factor.

Special Grants. In response to unique situations, the Company may make special equity grants in the form of deferred stock units to Executive Officers for recruiting or to assure retention of the talent necessary to manage the Company successfully.

Employee Benefit Plans and Other Compensation Practices

Our employee benefit programs are offered to be competitive and to provide reasonable security for Executive Officers and other employees. Welfare and retirement benefits are offered at essentially the same level to all U.S. salaried employees, including Executive Officers.

Retirement Benefits. The Named Executive Officers participate in the Company's generally available U.S. salaried retirement programs. The Company maintains qualified retirement programs for its salaried employees, including a defined benefit pension plan and a savings and profit sharing plan. The Company also maintains a nonqualified pension plan and nonqualified deferred compensation plan in which the Executive Officers and other eligible employees participate. The plans are discussed in more detail below in the narrative accompanying the Pension Benefits table and the Nonqualified Deferred Compensation table.

Welfare Benefits. The Company provides medical and dental coverage, life insurance, and disability insurance to Executive Officers under the same programs offered to all salaried employees. All participating employees pay a portion of the cost of these programs.

Severance and Change in Control Arrangements. Executive Officer severance and change in control arrangements are provided to support major corporate and management transitions. The Committee believes these arrangements provide benefit to the Company and its stockholders. The Committee periodically reviews these arrangements in depth for market competitiveness and appropriateness for the Company's business.

Severance. All Named Executive Officers participate in the Corporate Executive Committee Separation Program. This program is intended to facilitate changes in the leadership team by establishing terms for the separation of an Executive Officer in advance, allowing a smooth transition of responsibilities when it is in the best interests of the Company. It also enables the Company to recruit new executives without providing individual employment agreements for them because the Program provides reasonable protection to the new executive in the event that he or she is not retained. Details of the Program are provided on pages 64-66.

30 In determining performance, the Committee excluded certain items. See Appendix A for a reconciliation to GAAP measures.

Change in Control Arrangements. To enable the management team to negotiate effectively for stockholders without concern for their own future in the event of any actual or threatened change in control of the Company, the Company has entered individual change in control severance agreements for each of the Named Executive Officers. The agreements give each Named Executive Officer specific rights and benefits if, following a change in control, his employment is terminated by the Company without "cause" (as defined) or he terminates employment for "good reason" (as defined). Details of the agreements are described below on pages 67-68.

Retention Arrangements. The Company may from time to time provide special retention incentives to address special retention needs. These may include special off-cycle grants of deferred stock units which vest at the end of a retention period, or cash incentives which are paid at the end of a retention period.

Perquisites. The Company provides minimal perquisites to executives. The Committee has approved Mr. McGlade's use of corporate aircraft for personal travel in order to mitigate security concerns, preserve the confidentiality of his work, and maximize the time he is able to spend on the Company's business. Mr. McGlade is responsible for any taxes on this usage. The Committee believes the benefits of security, confidentiality, and efficiency achieved outweigh the expense to the Company and are in the best interest of stockholders.

International Assignments. The Company's standard International Assignment Policy applied to Mr. Jones and Mr. Marsland this year due to Mr. Jones' assignment in China and Mr. Marsland's assignment in England. The Policy is designed to facilitate the relocation of employees to positions in other countries by covering expenses over and above those that the employees would have incurred had they remained in their home countries. International assignments and relocations provide a key means for the Company to meet its global employee development and resource needs, and the International Assignment Policy ensures that employees have the necessary financial support to help meet cost differences associated with these assignments. The Policy covers housing, home leave, relocation, tax equalization, and education expenses, as well as other program allowances.

Additional Policies

Executive Officer Stock Ownership. The Committee has approved ownership guidelines that require Executive Officers to achieve an ownership stake in the Company that is significant in comparison with the Executive Officer's salary. The ownership guidelines are five times base salary for the CEO and three times base salary for the other Named Executive Officers. The Executive Officers are expected to achieve the specified ownership level within five years of assuming their position. Executive Officers may count toward these requirements the value of shares owned, share equivalents held in their Retirement Savings Plan (401(k)) accounts, performance shares, restricted shares, and deferred stock units which are fully vested and held in the Company's nonqualified deferred compensation plan. Stock options are not counted. All Named Executive Officers are currently in compliance with this policy.

Hedging Policy. It is the policy of the Company that Executive Officers may not purchase or sell options on Company stock; engage in short sales with respect to Company stock; or trade in puts, calls, straddles, equity swaps, or other derivative securities that are directly linked to Company stock.

Clawback Policy. The Company's equity plans and agreements provide that awards may be cancelled and that certain gains will be "clawed back" (*i.e.*, must be repaid to the Company) if an Executive Officer engages in activity that is detrimental to the Company, such as performing services for a competitor, disclosing confidential information, or violating Company policies. The Committee has also adopted a policy allowing the clawback of cash incentive payments and performance shares in the event an Executive Officer's conduct leads to a restatement of the Company's financial results. The Committee may, in its discretion, seek to recoup any bonus or incentive compensation paid to an Executive Officer if (i) the amount of such payment was based on the achievement of certain financial results that were subsequently the subject of a restatement, (ii) the Committee determines that the Executive Officer engaged in misconduct that resulted in the requirement to restate, and (iii) a lower payment would have been made to the Executive Officer based upon the restated financial results.

EXECUTIVE COMPENSATION TABLES

2013 Summary Compensation Table

Name and Principal Position	Year	Salary	Bonus	Stock Awards (2)	Option Awards (3)	Nonequity Incentive Plan Compensation (4)	Changes in Pension Value and Nonqualified Deferred Compensation Earnings (5)	All Other Compensation (6)	Total
J. E. McGlade Chairman, President, and Chief Executive Officer	2013 2012 2011	$1,200,000 $1,200,000 $1,200,000		$4,062,390 $3,599,997 $4,024,841	$3,516,569 $3,370,028 $3,457,048	$1,029,000 $ 898,000 $2,546,000	$ 13,670 $2,730,820 $2,162,202	$154,929 $164,983 $142,910	$ 9,976,558 $11,963,828 $13,533,001
P. E. Huck Former Senior Vice President and Chief Financial Officer	2013 2012 2011	$ 289,275 $ 685,972 $ 675,000		0 $ 899,850 $1,049,811	0 $ 842,496 $ 901,834	$ 161,000 $ 359,000 $ 967,000	$ 49,700 $1,159,302 $ 908,733	$ 10,073 $ 21,431 $ 20,900	$ 510,048 $ 3,968,051 $ 4,523,278
M. S. Crocco Senior Vice President and Chief Financial Officer(1)	2013	$ 380,086		$ 312,413	$ 264,235	$ 169,000	$ 3,207	$ 12,030	$ 1,140,971
S. J. Jones Senior Vice President and General Manager — Tonnage Gases, Equipment & Energy and China President	2013 2012 2011	$ 575,016 $ 546,743 $ 470,000		$ 624,826 $ 539,871 $ 531,921	$ 528,470 $ 482,801 $ 422,608	$ 298,000 $ 327,000 $ 596,000	$ 9,319 $ 622,573 $ 240,293	$694,935 $948,587 $447,931	$ 2,730,566 $ 3,467,575 $ 2,708,753
J. D. Stanley Senior Vice President, General Counsel, and Chief Administrative Officer	2013 2012 2011	$ 518,466 $ 457,321 $ 450,000	 $80,000 	$ 546,723 $ 949,798 $ 521,277	$ 462,416 $ 402,341 $ 414,273	$ 261,000 $ 232,000 $ 490,000	$ 1,589 $ 963,782 $ 699,837	$ 19,767 $ 14,500 $ 13,417	$ 1,809,961 $ 3,099,742 $ 2,588,804
J. W. Marsland Senior Vice President and General Manager — Merchant Gases(1)	2013 2012	$ 506,539 $ 456,540		$ 562,425 $ 434,951	$ 475,623 $ 388,935	$ 233,000 $ 240,000	$ 905 $ 91,859	$792,296 $737,273	$ 2,570,788 $ 2,349,558

(1) Mr. Crocco was not a Named Executive Officer for fiscal year 2011 or 2012; so his compensation is not shown for those years. Mr. Marsland was not a Named Executive Officer for 2011; so his compensation is not shown for that year.

(2) This column shows the grant date fair value of restricted stock, retention grants of deferred stock units, and performance shares granted in the fiscal year indicated. Generally, the expense for these awards is recognized over the vesting or performance period, unless the recipient is eligible for retirement, in which case the expense may be required to be recognized entirely in the year of grant. The calculation of these amounts disregards any estimate of forfeitures related to time-based conditions. The assumptions for the valuation determinations are set forth in footnote 19 to our financial statements included in Form 10-K filed with the SEC on November 26, 2013. Additional information regarding these awards is set out in the "Grants of Plan-Based Awards" and "Outstanding Equity Awards" tables and accompanying notes. Performance shares granted for fiscal year 2013 are shown at 150% of target which is the value used in the financial statements as of the grant date based on probable outcomes. The value of these awards as included and at maximum value is as follows:

Officer	Value Included	Maximum Value
J. E. McGlade	$2,437,434	$3,493,643
P. E. Huck	$ —	$ —
M. S. Crocco	$ 187,448	$ 268,692
S. J. Jones	$ 374,896	$ 537,383
J. D. Stanley	$ 328,034	$ 470,169
J. W. Marsland	$ 337,455	$ 483,710

(3) This column shows grant date fair value of stock options granted in the fiscal year indicated, disregarding any estimate of forfeitures relating to time-based vesting. The assumptions for the valuation determination are set forth in footnote 19 to our financial statements included in Form 10-K filed with the SEC on November 26 2013. Additional information regarding these awards is set forth in the "Grants of Plan-Based Awards" and "Outstanding Equity Awards" tables and accompanying footnotes.

(4) Amounts in this column reflect Annual Incentive Plan awards. At their election, Executive Officers may defer awards received under this Plan. Amounts deferred are also reflected as "Executive Contributions" in the "Nonqualified Deferred Compensation" table.

(5) Amounts in this column reflect the annual change in the actuarial present value of each Named Executive Officers' accumulated tax qualified and nonqualified pension benefits and interest considered to be above market interest credited to their Deferred Compensation Plan balances. Interest is calculated for the Deferred Compensation Plan accounts using a Moody's A-rated Corporate Bond Rate because this is comparable to the rate the Company pays its other creditors on long-term obligations. When this rate exceeds 120% of a rate set by the U.S. Internal Revenue Service, it is treated as above market interest, even though it is based on a market average for corporate bonds. The amounts included as above market interest were as follows:

J. E. McGlade	$13,670
P. E. Huck	$49,700
M. S. Crocco	$ 3,207
S. J. Jones	$ 9,319
J. D. Stanley	$ 1,589
J. W. Marsland	$ 905

The pension accrual amounts represent the difference between the September 30, 2012 and September 30, 2013 actuarial present value of accumulated benefits under the Company's tax qualified and nonqualified pension plans. No amounts are shown in the table for negative changes in value. These amounts are detailed in the chart below:

J. E. McGlade	$(33,007)
P. E. Huck	$ N/A
M. S. Crocco	$ (6,502)
S. J. Jones	$(49,875)
J. D. Stanley	$(58,237)
J. W. Marsland	$(25,283)

No changes were made to pension benefit formulas for this year. Changes in pension value can result from additional years of service, increases in pensionable compensation, and changes to discount and mortality rates. Negative accruals for fiscal year 2013 occurred primarily due to an increase in discount rates. Mr. Huck retired in fiscal year 2013 so the majority of his pension benefits were paid in fiscal year 2013. See pages 60-61 for an explanation of how pension benefits are calculated. Additional information on how these amounts are calculated is included in the notes accompanying the Pension Benefits table.

(6) Amounts shown in this column are detailed in the chart below.

	Contributions Under Defined Contribution Plans	Group Term Life Insurance Premiums	International Assignments Policy(i)	Tax Reimbursements(ii)	Perquisites or Personal Benefits(iii)
J. E. McGlade	$36,000	$852	$ 0	$12,498	$105,579
P. E. Huck	$ 8,678	$355	$ 0	$ 1,040	$ —
M. S. Crocco	$11,403	$627	$ 0	$ 0	$
S. J. Jones	$77,122	$852	$596,425	$20,536	$ —
J. D. Stanley	$15,554	$829	$ 0	$ 3,384	$ —
J. W. Marsland	$57,589	$835	$708,132	$25,740	$ —

(i) Mr. Jones is on temporary international assignment to China in support of our operations and business development initiatives there. In connection with this assignment, the Company's standard International Assignment Policy provides an assignment acceptance premium and covers expenses over and above those Mr. Jones and his family would have incurred if they remained in the U.S. This amount includes travel to and from China, $17,175; housing, $120,994; net Chinese taxes, $223,790; location premium, $57,502; car and driver, $33,918; goods and services differential, $103,237; shipping of household goods, $16,246; final move, $15,894; and other miscellaneous items, $7,669.

Mr. Marsland is on temporary international assignment to Europe to further the Company's efforts to distribute senior leadership globally. In connection with this assignment, the Company's standard International Assignment Policy provides an assignment acceptance premium and covers expenses over and above those Mr. Marsland and his family would have incurred if they remained in the U.S. This amount includes tuition for children to attend school, $71,860; housing, $78,312; net U.K. taxes, $472,942; goods and services differential, $49,778; and other miscellaneous items, $35,240.

(ii) These amounts represent payments that the Company has made to the Named Executive Officers to cover taxes incurred by them for certain business-related taxable expenses, specifically, spousal travel to and attendance at Company-related events.

(iii) The amount included in this column is the incremental cost to the Company of Mr. McGlade's personal use of the corporate aircraft. The incremental cost is calculated using an hourly rate for each flight hour for variable operating costs (fuel and maintenance) plus fight specific costs such as parking and landing fees and crew expenses. The valuation also includes these costs with respect to flights with no passengers that are associated with Mr. McGlade's personal travel. Fixed costs such as pilot compensation and lease payments are not included as the aircraft is primarily used for business purposes, and the Company would incur these costs regardless of Mr. McGlade's personal use. Mr. McGlade's family members traveled with Mr. McGlade on some of the flights reflected; however, no incremental cost to the Company arises from their accompanying Mr. McGlade.

2013 Grants of Plan-Based Awards

Name	Award Type	Grant Date	Estimated Future Payouts Under Nonequity Incentive Plan Awards			Estimated Future Payouts Under Equity Incentive Plan Awards (#)			All Other Stock Awards: Number of Shares of Stock or Units (#)	All Other Option Awards: Number of Securities Underlying Options (#)	Exercise or Base Price of Option Awards ($/Sh)	Grant Date Fair Value of Stock and Option Awards
			Threshold	Target	Maximum	Threshold	Target	Maximum				
J. E. McGlade	Annual Incentive Plan		$0	$1,560,000	$3,588,000							
	Performance Shares	12/3/2012				0	19,921	42,830				$2,437,434
	Stock Options	12/3/2012								173,230	$81.57	$3,516,569
	Restricted Shares	12/3/2012							19,921			$1,624,956
P. E. Huck	Annual Incentive Plan		$0	$ 244,375	$ 562,063							
M. S. Crocco	Annual Incentive Plan		$0	$ 255,875	$ 588,513							
	Performance Shares	12/3/2012				0	1,532	3,294				$ 187,448
	Stock Options	12/3/2012								13,325	$81.57	$ 264,235
	Restricted Shares	12/3/2012							1,532			$ 124,965
S. J. Jones	Annual Incentive Plan		$0	$ 431,250	$ 991,875							
	Performance Shares	12/3/2012				0	3,064	6,588				$ 374,896
	Stock Options	12/3/2012								26,650	$81.57	$ 528,470
	Restricted Shares	12/3/2012							3,064			$ 249,930
J. D. Stanley	Annual Incentive Plan		$0	$ 378,000	$ 869,400							
	Performance Shares	12/3/2012				0	2,681	5,764				$ 328,034
	Stock Options	12/3/2012								23,319	$81.57	$ 462,416
	Restricted Shares	12/3/2012							2,681			$ 218,689
J. W. Marsland	Annual Incentive Plan		$0	$ 390,000	$ 897,000							
	Performance Shares	12/3/2012				0	2,758	5,930				$ 337,455
	Stock Options	12/3/2012								23,985	$81.57	$ 475,623
	Restricted Shares	12/3/2012							2,758			$ 224,970

The Grants of Plan-Based Awards table reports the dollar value of cash (nonequity) incentive awards and the number and value of equity awards granted to each Named Executive Officer during fiscal year 2013. With regard to cash incentives, this table reports the estimated potential value that could have been obtained by the Named Executive Officer; whereas the Summary Compensation Table reports the actual value realized for fiscal year 2013. Equity amounts represent the grant date values of the awards determined under FASB ASC Topic 718 for purposes of financial statement reporting, which is based on probable outcomes.

Nonequity Incentive Plan Awards — Annual Incentive Plan. Annual Incentive Plan awards are based on performance for the fiscal year. The Committee approves performance measures and goals and payout schedules prior to or at the beginning of the fiscal year. Following the end of the fiscal year, the Committee determines the range of actual amounts that can be paid out under a formula which reflects the Company's performance against the approved performance goals. Individual awards are determined by the Committee within the range, based on individual performance. There is no minimum bonus under the terms of the Plan, so the threshold amount is shown as 0. For more information on fiscal year 2013 targets and the award determination, see pages 46-47.

Equity Incentive Plan Awards — Performance Shares. The Equity Incentive Plan Awards reflected in the table are performance shares. Performance shares are deferred stock units whose earn out is conditioned on the Company's achieving certain levels of EPS Growth and ROCE Spread. "Deferred stock units" are an award type provided under the Company's Long-Term Incentive Plan that entitle the holder to the value of one share of Company stock and accumulated dividend equivalents upon satisfaction of performance and/or time-based vesting conditions. Dividend equivalents are paid in cash and equal the dividends that would have accrued on a share of Company stock from the grant date of a deferred stock unit until it is paid out. Dividend equivalents are not paid until the award is vested. No dividend equivalents are paid on units that are forfeited.

The performance shares reflected in the table have a three-year performance cycle which will be completed at the end of fiscal year 2015. The number of performance shares that will be paid out is based on the formula described on page 49. Performance shares are generally forfeited if the Named Executive Officer terminates employment during the performance period. If the Named Executive Officer terminates due to death, disability, or retirement, he will receive a pro-rata portion of any performance share payout upon completion of the performance period, provided he was employed at least one year after the grant date of the performance shares. Upon a termination covered by the Corporate Executive Committee Separation Program described on pages 64-66, the terms of that Program regarding treatment of equity compensation will apply.

Other Stock Awards — The other stock awards reflected in the table are shares of restricted stock.

Restricted Stock Awards. Shares of restricted stock are shares of Company stock that are issued in the Executive Officer's name subject to restrictions on transferability. The shares may be voted but the Executive Officer may not sell or transfer restricted stock during the vesting period. Dividends are paid on the restricted stock during the vesting period. Restricted stock granted in fiscal year 2013 is subject to a four-year vesting period. Generally, if an Executive Officer's employment terminates during the vesting period, the stock will be forfeited. However, if an Executive Officer's employment terminates due to death, disability, or retirement one year or more after the grant date, the stock will vest. If an Executive Officer's employment termination is covered by the Corporate Executive Committee Separation Program described on pages 64-66, the terms of that Program regarding treatment of equity compensation will apply.

Stock Options. The options reflected in the table have an exercise price equal to the closing market value on the grant date. They become exercisable in one-third increments on the first three anniversaries of grant, and generally remain exercisable until ten years after the grant date; however, the options generally expire ninety days after termination of employment except for death, disability, or retirement. Options granted more than one year prior to an Executive Officer's termination due to death, disability, or retirement continue to become and remain exercisable for their full term. If an Executive Officer's termination is covered by the Corporate Executive Committee Separation Program described on pages 64-66, the terms of that Program regarding treatment of equity compensation will apply. Options are subject to forfeiture for engaging in specified activities such as competing with the Company. Upon exercise of the options, actively employed Executive Officers must retain the equivalent of 50% of the net shares received (after deducting the exercise price, taxes, and commissions) for a one-year period.

Outstanding Equity Awards at Fiscal Year-End

Officer	Option Awards(1)					Stock Awards			
	Option Grant Date	Number of Shares Underlying Unexercised Options (#) Exercisable	Number of Shares Underlying Unexercised Options (#) Unexercisable	Option Exercise Price	Option Expiration Date	Number of Shares or Units of Stock Held That Have Not Vested (#)(2)	Market Value of Shares or Units of Stock Held That Have Not Vested(3)	Equity Incentive Plan Awards: Number of Unearned Shares, Units, or Other Rights That Have Not Vested(4)	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units, or Other Rights That Have Not Vested(3)
J. E. McGlade						119,064	$12,688,650	57,993	$6,180,314
	10/01/2004	74,000		$54.17	10/02/2014				
	10/03/2005	52,000		$55.33	10/04/2015				
	10/02/2006	70,000		$67.23	10/03/2016				
	10/01/2007	147,195		$98.85	10/02/2017				
	10/01/2008	255,317		$66.90	10/02/2018				
	12/01/2009	134,264		$83.60	12/02/2019				
	12/01/2010	88,744	44,373	$86.39	12/02/2020				
	12/01/2011	50,419	100,839	$82.64	12/02/2021				
	12/03/2012	0	173,230	$81.57	12/04/2022				
P. E. Huck						4,055	$ 432,141	2,142	$ 228,273
	10/01/2004	30,000		$54.17	10/02/2014				
	10/03/2005	42,000		$55.33	10/04/2015				
	10/02/2006	46,000		$67.23	10/03/2016				
	10/01/2007	34,792		$98.85	10/02/2017				
	10/01/2008	60,347		$66.90	10/02/2018				
	12/01/2009	31,735	0	$83.60	12/02/2019				
	12/01/2010	23,150	11,576	$86.39	12/02/2020				
	12/01/2011	12,604	25,210	$82.64	12/02/2021				
M. S. Crocco						3,888	$ 414,344	3,826	$ 407,737
	10/01/2003	5,100		$45.53	10/02/2013				
	10/01/2004	5,400		$54.17	10/02/2014				
	10/03/2005	5,000		$55.33	10/04/2015				
	10/02/2006	4,400		$67.23	10/03/2016				
	10/01/2007	5,100		$98.85	10/02/2017				
	10/01/2008	7,427		$66.90	10/02/2018				
	12/01/2009	4,149		$83.60	12/02/2019				
	12/01/2010	2,685	1,343	$86.39	12/02/2020				
	12/01/2011	2,117	4,235	$82.64	12/02/2021				
	12/03/2012	0	13,325	$81.57	12/04/2022				
S. J. Jones						18,988	$ 2,023,551	8,850	$ 943,145
	10/02/2006	6,200		$67.23	10/03/2016				
	10/01/2007	13,381		$98.85	10/02/2017				
	10/01/2008	30,173		$66.90	10/02/2018				
	12/01/2009	15,867		$83.60	12/02/2019				
	12/01/2010	11,729	5,865	$86.39	12/02/2020				
	12/01/2011	7,562	15,126	$82.64	12/02/2021				
	12/03/2012	0	26,650	$81.57	12/04/2022				
J. D. Stanley						20,817	$ 2,218,468	7,630	$ 813,129
	10/03/2005	6,100		$55.33	10/04/2015				
	10/02/2006	5,400		$67.23	10/03/2016				
	10/01/2007	4,900		$98.85	10/02/2017				
	10/01/2008	8,356		$66.90	10/02/2018				
	12/01/2009	15,867		$83.60	12/02/2019				
	12/01/2010	11,498	5,749	$86.39	12/02/2020				
	12/01/2011	6,302	12,605	$82.64	12/02/2021				
	12/03/2012	0	23,319	$81.57	12/04/2022				
J. W. Marsland						12,045	$ 1,283,636	7,709	$ 821,548
	10/03/2005	7,600		$55.33	10/04/2015				
	10/02/2006	8,000		$67.23	10/03/2016				
	10/01/2007	6,691		$98.85	10/02/2017				
	10/01/2008	12,069		$66.90	10/02/2018				
	12/01/2009	7,812		$83.60	12/02/2019				
	12/01/2010	8,488	4,244	$86.39	12/02/2020				
	12/01/2011	6,092	12,185	$82.64	12/02/2021				
	12/03/2012	0	23,985	$81.57	12/04/2022				

(1) Grant dates for all stock options are shown in the first column. All stock options become exercisable in three consecutive, equal annual installments on the first, second, and third anniversary of the grant date. Stock options are subject to special vesting rules upon a change in control of the Company.

(2) This column reflects unvested restricted stock, performance shares that are earned but deferred, and other deferred stock units described below that entitle the holder to a share of Company Stock and dividend equivalents accumulated since the date of grant upon vesting.

Restricted Stock. All restricted stock granted prior to fiscal year 2007 vests on termination of employment due to death, disability, or retirement. Shares of Restricted Stock granted prior to fiscal year 2007 were as follows: Mr. McGlade 19,000 shares. Shares of restricted stock granted in fiscal year 2010 vest on the earlier of December 1, 2013 or the Executive Officer's termination of employment due to death, disability, or retirement. Shares of restricted stock granted in fiscal year 2010 were as follows: Mr. McGlade 16,447, Mr. Jones 1,943, Mr. Stanley 1,943 and Mr. Crocco 508. Shares of restricted stock granted in fiscal year 2011 vest on the earlier of December 1, 2014 or the Executive Officer's termination of employment due to death, disability, or retirement. Shares of restricted stock granted in fiscal year 2011 were as follows: Mr. McGlade 16,639, Mr. Jones 2,199, Mr. Stanley 2,155, Mr. Marsland 1,591 and Mr. Crocco 503. Shares of restricted stock granted in fiscal year 2012 vest on the earlier of December 1, 2015 or the Executive Officer's termination of employment due to death, disability, or retirement. Shares of restricted stock granted in fiscal year 2012 were as follows: Mr. McGlade 18,151, Mr. Jones 2,722, Mr. Stanley 2,268, Mr. Marsland 2,193 and Mr. Crocco 762. Shares of restricted stock granted in fiscal year 2013 vest on the earlier of December 1, 2016 or the Executive Officer's termination of employment due to death, disability, or retirement. Shares of restricted stock granted in fiscal year 2013 were as follows: Mr. McGlade 19,921, Mr. Jones 3,064, Mr. Stanley 2,681, Mr. Marsland 2,758 and Mr. Crocco 1,532. All restricted stock is subject to special vesting rules for terminations covered by the Corporate Executive Committee Separation Program described on pages 64-66 or upon a change in control of the Company.

Deferred Stock Units. This column reflects four kinds of deferred stock units: (i) deferred stock units that vest upon death, disability, or retirement ("career-vesting deferred stock units"), including earned performance shares that are subject to forfeiture if the Named Executive Officer voluntarily terminates prior to death, disability, or retirement; (ii) earned performance shares granted in fiscal year 2011 that vested on December 1, 2013; (iii) special retention grants; and (iv) four-year vesting deferred stock units that vest four years after the grant date. All deferred stock units are subject to special vesting rules for terminations covered by the Corporate Executive Committee Separation Program described on pages 64-66 or upon a change in control.

(i) The number of career-vesting deferred stock units shown for each Named Executive Officer in this column is as follows:

Officer	Number of Units
J. E. McGlade	9,605
P. E. Huck	0
M. S. Crocco	0
S. J. Jones	0
J.D. Stanley	3,220
J. W. Marsland	2,700

(ii) Fiscal year 2011 earned performance shares are as follows:

Officer	Number of Units
J. E. McGlade	19,301
P. E. Huck	4,055
M. S. Crocco	583
S. J. Jones	2,551
J. D. Stanley	2,500
J. W. Marsland	1,846

(iii) This column also reflects special retention grants of 6,509 deferred stock units granted to Mr. Jones and 6,050 deferred stock units granted to Mr. Stanley. A grant was made to Mr. Jones in fiscal year 2010 and to Mr. Stanley in fiscal year 2012. Mr. Jones's units will vest on February 1, 2015 or upon his earlier disability or death, and are forfeitable upon termination of employment prior to vesting and Mr. Stanley's units will vest on December 1, 2016 or upon his earlier disability or death, and are forfeitable upon termination of employment prior to vesting.

(iv) This column also reflects four-year vesting restricted stock units granted to Mr. Marsland of 957 units, granted in fiscal year 2010, which vested on December 1, 2013.

(3) These amounts are based on the 2013 fiscal year-end NYSE closing market price of $106.57.

(4) This column reflects performance shares granted in fiscal years 2012 and 2013. These shares are conditioned upon performance during three-year cycles ending on September 30, 2014 and September 30, 2015, respectively. These awards will earn out and be paid following the end of the relevant performance period as indicated in the chart below. The 2012 awards are shown at the target level. The 2013 awards are shown at the maximum payout of 200% since the target performance level would be exceeded based on current expectations.

Officer	End of Performance Period	
	09/30/2014	09/30/2015
J. E. McGlade	18,151	39,842
P. E. Huck	2,142	0
M. S. Crocco	762	3,064
S. J. Jones	2,722	6,128
J. D. Stanley	2,268	5,362
J. W. Marsland	2,193	5,516

2013 Option Exercises and Stock Vested

Officer	Option Awards		Stock Awards	
	Number of Shares Acquired on Exercise (#)	Value Realized on Exercise	Number of Shares Acquired on Vesting (#)(1)	Value Realized On Vesting(2)
J. E. McGlade	110,000	$4,762,100	46,539	$3,855,756
P. E. Huck	90,000	$4,054,450	49,822	$4,521,078
M. S. Crocco	5,500	$ 218,680	1,400	$ 115,990
S. J. Jones	20,100	$ 912,941	5,498	$ 455,510
J. D. Stanley	12,100	$ 525,301	3,518	$ 291,467
J. W. Marsland	24,000	$1,109,160	5,472	$ 453,355

(1) The shares in this column include restricted stock granted in October 2008 which vested in October 2012; performance shares granted in fiscal year 2010 which were earned out and vested in October 2012; and restricted stock units that were granted in October 2008 subject to a four-year vesting period. It also includes restricted shares, career shares and performance shares paid to Mr. Huck after his retirement.

(2) The following dividend equivalents were paid on the performance share awards and the restricted stock units, but are not included in the Value Realized:

Officer	Dividend Equivalents Paid
J. E. McGlade	$172,807
P. E. Huck	$380,856
M. S. Crocco	$ 5,340
S. J. Jones	$ 20,416
J. D. Stanley	$ 24,394
J. W. Marsland	$ 36,597

2013 Pension Benefits

Officer	Plan Name	Number of Years Credited Service (#)	Present Value of Accumulated Benefit	Payments During Last Fiscal Year
J. E. McGlade	Air Products and Chemicals, Inc. Pension Plan for Salaried Employees	37.2774	$ 1,791,445	$ 0
	Air Products and Chemicals, Inc. Supplementary Pension Plan	37.2774	$23,684,581	$ 0
P. E. Huck	Air Products and Chemicals, Inc. Pension Plan for Salaried Employees	33.7307	$ 1,497,273	$ 59,295
	Air Products and Chemicals, Inc. Supplementary Pension Plan	33.7307	$ 0	$9,223,689
M. S. Crocco	Air Products and Chemicals, Inc. Pension Plan for Salaried Employees	23.3654	$ 571,564	$ 0
	Air Products and Chemicals, Inc. Supplementary Pension Plan	23.3654	$ 642,708	$ 0
S. J. Jones	Air Products and Chemicals, Inc. Pension Plan for Salaried Employees	12.3653	$ 539,918	$ 0
	Air Products and Chemicals, Inc. Supplementary Pension Plan	12.3653	$ 1,686,093	$ 0
J. D. Stanley	Air Products and Chemicals, Inc. Pension Plan for Salaried Employees	25.3654	$ 818,698	$ 0
	Air Products and Chemicals, Inc. Supplementary Pension Plan	25.3654	$ 2,101,378	$ 0
J. W. Marsland	Air Products and Chemicals, Inc. Pension Plan for Salaried Employees	2.7307	$ 79,490	$ 0
	Air Products and Chemicals, Inc. Supplementary Pension Plan	2.7307	$ 191,422	$ 0

The table above illustrates the actuarial present value of accrued pension benefits for each of the Named Executive Officers under the Company's defined benefit plans as of September 30, 2013. Actuarial present values are complex calculations that rely on many assumptions. The Company has calculated the amounts shown above generally using the same assumptions used in determining the pension cost recognized in its financial statements which are described in footnote 16 to the financial statements and under "Critical Accounting Policies" in the Management Discussion and Analysis in the financial statements, both of which are included in the Company's Form 10-K filed with the SEC on November 26, 2013. However, in accordance with SEC requirements, the Company has calculated these values assuming payment begins the earliest date the Named Executive Officer can receive an unreduced early retirement benefit. The Company has also used actual fiscal year 2013 annual incentive awards in the calculation; whereas the value in the financial statements is based on estimated annual incentive awards.

The Company's Pension Plan for Salaried Employees ("Salaried Pension Plan") is a funded, tax qualified defined benefit plan funded entirely by the Company. All U.S. salaried employees hired before October 1, 2004 are eligible to participate; however, participants as of January 1, 2005 were given the opportunity to make a one-time election to prospectively receive their primary retirement benefit under the Company's qualified defined contribution plan, the Retirement Savings Plan. The Named Executive Officers, except Mr. Jones and Mr. Marsland, elected to remain in the Salaried Pension Plan. Benefits under the Plan are paid after retirement in the form of a monthly annuity. Participants may select from monthly payments for their lifetime or smaller monthly payments for their life and the life of a beneficiary.

The amount of the benefit under the Salaried Pension Plan is based on the following formula:

1.184% x Years of Service x Average Monthly Compensation (Up to the Average Social Security Maximum Taxable Wage Base)

Plus

1.5% x Years of Service x Average Monthly Compensation (In excess of the Average Social Security Maximum Taxable Wage Base)

"Average Monthly Compensation" is the average monthly compensation for the 36 months (or 3 years) during which the participant's compensation was the highest during the ten years preceding retirement; generally this is the participant's average base salary for the three years preceding retirement. The "Average Social Security Maximum Taxable Wage Base" is the average of the U.S. Social Security Wage Bases over a 35-year period.

Benefits under the Salaried Pension Plan become vested after a participant has completed five years of service. The Normal Retirement Age under the Salaried Pension Plan is age 65. A participant with at least five years of service may retire after attaining age 55 and receive a benefit reduced by 3% per year for the number of years prior to his attaining age 62. Participants who were age 50 on or before January 1, 2005 are eligible for early retirement at age 55 with no reduction in benefit if the sum of their age and credited service under the Plan equals 80 or more at the time of retirement. Participants who had not attained age 50 on January 1, 2005 may receive the portion of their benefit accrued on that date unreduced upon retirement at age 55 or later if the sum of their age and credited service under the Plan equals 80 or more at the time of retirement.

Under U.S. federal tax laws, benefits payable under the Salaried Pension Plan, and compensation which can be considered in calculating the benefits, are limited. The Supplementary Pension Plan ("Supplementary Plan") is a nonqualified, unfunded pension plan that provides benefits that cannot be provided under the Salaried Pension Plan due to these limits. Benefits under the Supplementary Plan are calculated using the same formula as the Salaried Pension Plan, but there is no limit on the amount of base salary that can be covered by the pension formula, and Average Monthly Compensation under the Supplementary Plan also includes Annual Incentive Plan awards.

Supplementary Plan benefits are subject to the same vesting and early retirement terms as the Salaried Pension Plan. Supplementary Plan benefits are generally payable following retirement in one of the annuity forms available under the Salaried Pension Plan or, at the election of the participant, in a lump sum. In the case of the Named Executive Officers and certain other executives, distribution of benefits under the Supplementary Plan, whether in annuity or lump sum form, is delayed for six months after termination of employment to comply with U.S. federal tax laws.

2013 Nonqualified Deferred Compensation

Amounts shown in this table are provided under the Company's nonqualified Deferred Compensation Plan.

Name	Executive Contributions in Last FY(1)	Registrant Contributions in Last FY(2)	Aggregate Earnings in Last FY	Aggregate Withdrawals/ Distributions	Aggregate Balance at Last FYE(3)
J. E. McGlade	$177,231	$33,231	$ 83,158	$0	$2,663,820
P. E. Huck	$ 42,038	$ 7,882	$179,440	$0	$4,377,641
M. S. Crocco	$ 43,472	$ 8,151	$ 11,574	$0	$ 312,929
S. J. Jones	$ 77,848	$58,986	$ 33,647	$0	$ 888,597
J. D. Stanley	$ 18,900	$ 8,100	$ 5,761	$0	$ 160,259
J. W. Marsland	$ 15,600	$35,400	$ 7,567	$0	$ 325,218

(1) All amounts reported in this column were voluntary deferrals of base salary or Annual Incentive Plan awards by the Named Executive Officers. These amounts are also reported in the Summary Compensation Table.

(2) Amounts reported in this column are Company matching credits based on each Named Executive Officer's voluntary deferrals of base salary. In the case of Mr. Jones and Mr. Marsland, a Company contribution credit of a percentage of their base salaries in excess of tax law limits on Retirement Savings Plan contributions and their Annual Incentive Plan awards is included, because they have elected to receive their primary retirement benefit under the Company's defined contribution plans rather than the pension plans. The percentage is based on years of service and for fiscal year 2013 was 6% in the case of Mr. Jones and 5% in the case of Mr. Marsland. These amounts are also reported in the Summary Compensation Table.

(3) The following portion of these accumulated balances has been previously reported as compensation in the Summary Compensation Table of the Company's proxy statements for prior years:

Officer	Amount Previously Reported
J. E. McGlade	$1,440,843
P. E. Huck	$3,562,504
M. S. Crocco	$ 0
S. J. Jones	$ 332,352
J. D. Stanley	$ 38,245
J. W. Marsland	$ 50,612

The Company provides the tax qualified Retirement Savings Plan (the "RSP") to all U.S.-based salaried employees of the Company. Currently, U.S. tax laws limit the amounts that may be contributed to tax-qualified savings plans and the amount of compensation that can be taken into account in computing benefits under the RSP. The Deferred Compensation Plan is intended to make up, out of general assets of the Company, an amount substantially equal to the benefits an employee did not receive under the RSP due to these limits. U.S. employees who participate in the Annual Incentive Plan, including all Named Executive Officers, are eligible to participate in the Deferred Compensation Plan. Participants can elect to defer up to 16 percent of base salary on a before-tax basis (offset by amounts deferred under the RSP). The Deferred Compensation Plan provides a Company matching credit in the same amounts as matching contributions under the RSP; *i.e.*, 75 percent of the first three percent of base salary deferred by participants and 25 percent of the next three percent of base salary deferred. In addition to base salary, Plan participants may also elect to defer Annual Incentive Plan awards. No matching credit is provided for these deferrals.

This RSP also provides an enhanced matching contribution of elective deferrals up to 4% of base salary and a defined contribution primary retirement benefit contribution of 4 to 6% of base salary, depending on years of service, for employees who receive their primary retirement benefit under the Company's defined contribution plans rather than the pension plans. The Deferred Compensation Plan provides a comparable matching credit and primary retirement benefit credit for base salary to the extent not covered under the RSP due to tax law limits, and a primary retirement benefit credit of 4 to 6% for Annual Incentive Plan awards.

Participants may elect to have their Deferred Compensation Plan balances earn interest at a corporate bond rate or be deemed to be invested in Company stock and earn dividend equivalents and market appreciation on the stock. If a participant chooses the Company stock alternative, his account balance will be distributed in shares of Company stock, except for dividend equivalents.

Participants can elect to receive payments of their Deferred Compensation Plan balances in one to ten annual installments following termination from service. The Named Executive Officers and certain other executives cannot commence distribution until six months following termination to comply with tax laws.

Potential Payments Upon Termination or Change in Control

Termination Prior to Change in Control

Potential payments to Named Executive Officers upon termination prior to a change in control vary depending on the exact nature of the termination and whether the Executive Officer is retirement eligible at the time of the termination. Retirement eligibility for U.S. employees, including all the Named Executive Officers, generally occurs upon the attainment of age 55 after completing at least five years of service to the Company. The following discussion explains potential payments to the Named Executive Officers under various termination scenarios. Because Mr. Huck retired during fiscal year 2013, we show only amounts actually paid or accrued to him upon his retirement.

Voluntary Termination Other Than Retirement

A voluntary termination by Mr. McGlade would be a retirement. If Mr. Crocco, Mr. Jones, Mr. Stanley, or Mr. Marsland voluntarily terminated employment with the Company prior to retirement eligibility, like all salaried employees of the Company, he would receive any unpaid salary and accrued vacation, RSP balances and nonqualified deferred compensation shown in the table on page 61, and earnings thereon. Once he attained age 55, he could commence his accrued benefits under the qualified and nonqualified pension plans described on pages 60-61 on the same terms as all other participants under these plans who were not eligible for retirement at the time of termination. Most outstanding awards under the Long-Term Incentive Plan would be forfeited, including all unexercisable stock options, all restricted stock, and all performance shares, whether or not earned. Exercisable stock options would continue to be exercisable for 90 days following termination and then, if unexercised, would be forfeited. Executive Officers and other eligible employees generally must remain employed until the last day of the fiscal year to receive an Annual Incentive Plan award for the fiscal year. Therefore, if Mr. Crocco, Mr. Jones, Mr. Stanley, or Mr. Marsland voluntarily terminated, he would forfeit any Annual Incentive Plan award for the fiscal year of termination, unless he terminated on the last day of the year. If he voluntarily terminated on September 30, 2013, he would have received a fiscal year 2013 Annual Incentive Plan award in an amount, if any, determined by the Committee.

Retirement

Upon retirement, Named Executive Officers are entitled to unpaid salary and accrued vacation, the qualified and nonqualified pension and deferred compensation described above, and retiree medical benefits on the same terms as for all salaried employees meeting age and service conditions. Retiring Named Executive Officers may also receive, in the discretion of the Committee, an Annual Incentive Plan award for the year of retirement. In addition, like all Long-Term Incentive Plan participants, they will receive the following treatment of their outstanding long-term incentive awards:

- All outstanding stock options which were granted one year or more prior to retirement will continue to become exercisable in accordance with the normal schedule as if the Named Executive Officer remained employed, and will be exercisable for the normal term. Options granted less than one year prior to retirement are forfeited.
- Restricted stock awarded at least one year prior to retirement will vest immediately upon retirement. Restricted stock granted less than one year prior to retirement is forfeited.
- Career-vesting deferred stock units and all dividend equivalents thereon will vest and be paid six months after retirement. Career-vesting deferred stock units comprise several types of awards granted over the career of Executive Officers that vest upon death, disability, or retirement, including a portion of earned performance shares granted prior to fiscal year 2004.
- All earned performance shares and dividend equivalents thereon will be paid on the normal schedule (except career-vesting performance shares). A pro-rata portion of unearned performance shares awarded at least one year prior to retirement and associated dividend equivalents will be paid in accordance with the normal schedule and at the normal payout level if performance thresholds are met. Performance shares awarded less than one year prior to retirement are forfeited.

Estimated Payments Upon Retirement As of September 30, 2013

The table below shows the value of Mr. Huck's awards that vested upon his retirement as of March 1, 2013 and those that were forfeited. For Mr. McGlade, the table below shows the value of outstanding long-term incentive awards that would have vested upon his retirement as of September 30, 2013, and the value of awards that would have been forfeited. Amounts are based on the closing price of a share of Company stock as of September 30, 2013 which was $106.57. Mr. Crocco, Mr. Jones, Mr. Stanley, and Mr. Marsland are not eligible for retirement; so no amounts are shown for them.

Officer	Unvested Stock Options(1)	Restricted Stock	Career-Vesting Deferred Stock Units	Unearned Performance Shares(2)	Value of Awards Forfeited
P. E. Huck	$ 93,277	$2,008,614	$1,940,364	$ 563,607	$ 304,032
J. E. McGlade	$3,308,524	$7,485,157	$1,235,877	$1,344,747	$11,454,141

(1) Options are shown at their intrinsic value, i.e., the spread between the exercise price and the closing market price of a share of stock on September 30, 2013 for Mr. McGlade and March 1, 2013 for Mr. Huck. Options granted to Mr. McGlade in fiscal year 2013 would be forfeited.

(2) Unearned performance shares to be earned out in 2014 are shown at the target payout level. Unearned performance shares to be earned out in 2015 are shown at the maximum payout level since the target performance level is currently projected to be exceeded. Amounts include accumulated dividend equivalents.

Corporate Executive Committee Separation Program

The Company maintains a Separation Program for members of the Company's Corporate Executive Committee ("CEC") which, during fiscal year 2013, included all the Named Executive Officers. A CEC member becomes eligible for program benefits upon involuntary termination of employment other than for "Cause" or upon voluntary termination for "Good Reason". A termination for Cause occurs upon the Executive Officer's failure to perform his duties, willful misconduct, certain illegal acts, insubordination, dishonesty, or violation of the Company's Code of Conduct. "Good Reason" includes:

- A material adverse change in the Executive Officer's position;
- A decrease in the Executive Officer's salary or a material reduction in, benefits, or annual incentive compensation opportunities if not similarly applied to other highly compensated employees; or
- A relocation of the Executive Officer's principal workplace more than 50 miles from the existing location.

Benefits under the Separation Program are contingent upon the CEC member's continuing to perform the duties typically related to his position (or such other position as the Board reasonably requests) until termination, and assistance in the identification, recruitment, and/or transitioning of his successor. The CEC member also is required to sign a general release of claims against the Company and a two-year noncompetition, nonsolicitation, and nondisparagement agreement. If all these requirements are met, the CEC member is entitled to cash benefits as follows:

- A cash severance payment of one times (two times in the case of Mr. McGlade) the CEC member's annual base salary and average annual incentive award for the three of the last five years for which his award was highest;
- A bonus for the year of termination equal to a pro-rata portion of the CEC member's average annual incentive award for the three of the last five years for which his award was highest;
- Outplacement assistance;
- A cash payment equal to the actuarial equivalent of pension benefits that would have accrued based on two additional years of service in the case of Mr. McGlade and one additional year of service in the case of Mr. Crocco and Mr. Stanley;

- A cash payment for the Named Executive Officers who are not eligible for early retirement equal to the value of the early retirement subsidy provided under the pension plans on the Executive Officer's accumulated benefit. The benefit is calculated for Mr. Crocco and Mr. Stanley with an additional one year of service; and
- For Mr. Jones and Mr. Marsland, because they have elected to receive their primary retirement benefit under the Company's defined contribution plans, a cash payment equal to the additional (nonmatching) contributions and credits each would have received under the RSP and the Deferred Compensation Plan, respectively, had he remained employed an additional year, assuming his base salary remained the same and his Annual Incentive Plan award was the higher of his most recent award or the average of the last three awards.

Noncash benefits are also provided or maintained under the Separation Program as follows:

- The Company pays the cost of continued coverage under the Company's medical and dental plans pursuant to the Consolidated Omnibus Budget Reconciliation Act of 1985 ("COBRA") for the non-retirement eligible Named Executive Officers and their dependents for one year following termination.
- Nonretirement eligible Named Executive Officers will forfeit unexercisable stock options. Their exercisable options will remain in effect for the normal term. Retirement provisions described above apply to the stock options of retirement eligible Named Executive Officers.
- For a termination occurring on September 30, 2013, a pro-rata portion of four-year vesting restricted stock and retention grants of deferred stock units would have vested. The remaining four-year vesting restricted stock and retention grant deferred stock units would have been forfeited. However, retirement provisions described above apply to outstanding restricted stock held by the retirement eligible Named Executive Officers if more favorable.
- Career-vesting restricted stock and deferred stock units become fully vested.
- For a termination occurring on September 30, 2013, all Named Executive Officers would have received a pro-rata portion of unearned performance shares based on actual performance at the end of the performance period and would have forfeited the remainder. The unforfeited shares would have been paid in accordance with the normal schedule and at the normal payout level if performance thresholds were met.

Upon an involuntary termination not covered by the CEC Separation Program, Named Executive Officers, like all salaried employees, are entitled to receive their accrued qualified and nonqualified pension and deferred compensation described above on pages 60-62 above in accordance with the terms of the relevant plans and, if retirement eligible, retiree medical benefits.

Estimated Payments on Severance
As of September 30, 2013

The table below shows estimated cash payments that would have been made to the Named Executive Officer upon an involuntary termination on September 30, 2013 covered under the Corporate Executive Committee Separation Program, and the estimated value of long-term incentive awards that would have vested upon the termination.

Officer	Severance Benefit	Pro-rata Bonus	Pension Payment(3)	Benefits(4)	Long-Term Incentive Plan(1)(2) Restricted Stock	Deferred Stock Units(5)	Unearned Performance Shares(6)
J. E. McGlade	$7,262,667	$2,431,333	$1,558,317	$51,255	$7,485,157	$1,235,877	$2,787,426
M. S. Crocco	$ 652,667	$ 207,667	$ 844,397	$69,447	$ 161,086	$ 0	$ 167,401
S. J. Jones	$1,052,333	$ 477,333	$1,366,737	$66,270	$ 565,416	$ 548,114	$ 423,559
J. D. Stanley	$ 926,333	$ 386,333	$ 864,174	$67,872	$ 531,417	$ 665,982	$ 362,187
J. W. Marsland	$ 874,000	$ 354,000	$ 199,819	$67,872	$ 288,449	$ 439,420	$ 362,206

(1) Based on September 30, 2013 closing price of $106.57. Stock options are not shown as no vesting or acceleration of vesting occurs as a result of a severance. Nonretirement eligible Executive Officers retain only options that were already exercisable and retirement eligible Executive Officers' options continue to become exercisable on the same schedule as a voluntary retirement.

(2) The value of long-term incentive awards which would have been forfeited in the event of involuntary termination on September 30, 2013 are as follows:

Officer	Value of Forfeited Awards
J. E. McGlade	$10,011,462
M. S. Crocco	$ 902,821
S. J. Jones	$ 2,383,118
J. D. Stanley	$ 2,331,494
J. W. Marsland	$ 1,870,890

Performance share values are calculated at the target payout level for awards to be earned out in fiscal year 2014 and at the maximum payout level for awards to be earned out in 2015 since the target performance level is currently projected to be exceeded. Values also include forfeited dividend equivalents.

(3) Includes payment in lieu of Company contributions and credits under the RSP and Deferred Compensation Plan for Mr. Jones and Mr. Marsland.

(4) Includes the value of outplacement benefits estimated based on current arrangements for these services; and the cost of COBRA payments under the Company's dental plan and the Company's medical plan for those not already eligible for retiree medical benefits.

(5) These amounts reflect the value of career-vesting deferred stock units, including earned performance shares granted before fiscal year 2004; and time-based deferred stock units such as four-year restricted stock units and special retention grants, and dividend equivalents thereon.

(6) Unearned performance shares which would not have been forfeited upon a covered involuntary termination are reflected at the target payout level for awards to be earned out in 2014 and at the maximum payout level for awards to be earned out in 2015 since the target performance level is currently projected to be exceeded. Amounts include accumulated dividend equivalents.

Termination for Cause

Notwithstanding the above, upon involuntary termination for cause, Named Executive Officers who are not retirement eligible will receive only unpaid salary and accrued vacation, and qualified and nonqualified pension and deferred compensation. If a retirement eligible employee is terminated for cause, it is treated as a retirement.

Death or Disability

Upon termination due to death or disability of an Executive Officer, in addition to insurance, continuation of medical benefits, and other benefits provided to all salaried employees and their families to help with these circumstances, the Long-Term Incentive Plan has provisions that provide continued vesting or accelerated payout of equity awards as follows:

- All stock options that have been outstanding for at least a year at the time of termination continue to be and become exercisable on the normal schedule as if the employee had remained active. All other stock options are forfeited.
- All restrictions on restricted stock outstanding for at least one year are removed. All other restricted stock is forfeited.
- All earned but deferred performance shares, all career-vesting deferred stock units, and retention grants of deferred stock units outstanding more than one year are paid out.
- A prorated portion of unearned performance shares outstanding for at least one year continues to earn out and be payable as if the employee had remained active. All other unearned performance shares are forfeited.

Change in Control Arrangements

The Company provides individual change in control severance agreements for all of the Named Executive Officers. For purposes of the agreements, a change in control occurs upon a 30% stock acquisition by a person not controlled by the Company, a greater than 50% change in membership on the Board during any two-year period unless approved by two-thirds of directors still in office who were directors at the beginning of the period, or other events determined by the Board.

The severance agreements give each Named Executive Officer specific rights and certain benefits if, within two years after a change in control, his employment is terminated by the Company without Cause (as defined below) or he terminates employment for Good Reason (as defined below). In such circumstances the Named Executive Officer would be entitled to:

- A cash severance payment equal to two (three for Mr. McGlade) times the sum of his annual base salary and target bonus under the Annual Incentive Plan;
- A cash payment of a pro-rata target bonus for the year;
- A cash payment equal to two (three for Mr. McGlade) times the value for the most recent fiscal year of the Company's contributions and/or credits on his behalf under the RSP and the Deferred Compensation Plan;
- For each Named Executive Officer, except Mr. Jones and Mr. Marsland, a cash payment equal to the actuarial present value of the pension benefits he would have been entitled to receive under the Company's pension plans had he accumulated two (three in the case of Mr. McGlade) additional years of credited service after termination[31];
- For each Named Executive Officer who is not eligible for early retirement as of the date of termination, a cash payment equal to the actuarial present value of the early retirement subsidy on his pension benefit, calculated, except for Mr. Jones and Mr. Marsland, with an additional two years of credited service;

[31] The payment is reduced once the Executive Officer attains age 62, in the case of Mr. McGlade, and age 63, in the case of Mr. Crocco and Mr. Stanley, by a prorated amount for each month as the Executive Officer approaches age 65.

- For Mr. Jones and Mr. Marsland, a cash payment equal to the additional primary retirement benefit contributions and credits each of them would have received under the RSP and the Deferred Compensation Plan, respectively, had he remained employed for an additional two years at the same base salary and the higher of his most recent Annual Incentive Plan award or the average such award for the three full fiscal years preceding the Change in Control; and
- Continuation of medical, dental, disability, and life insurance benefits for a period of up to two years (three years in the case of Mr. McGlade), and provision of outplacement services and legal fees.

If any payment, distribution, or acceleration of benefits, compensation, or rights that is made by the Company to the Named Executive Officers (except Mr. Crocco) under the severance agreement or otherwise results in a liability for the excise tax imposed by Section 4999 of the U.S. Internal Revenue Code, the Company will pay an amount equal to such excise tax, but only if the benefits to which the Executive Officer is entitled under the agreement are at least 110% of what the Executive Officer would receive if his benefits were reduced to a level that would not be subject to excise taxes[32]. Also, each severance agreement provides for indemnification of the Executive Officer if he becomes involved in litigation because he is a party to the agreement.

A termination for "Cause" occurs under the agreements upon the Executive Officer's willful failure to perform his duties or willful misconduct. "Good Reason" includes:

- A material adverse change in the Executive Officer's position;
- A decrease in the Executive Officer's salary, benefits, or incentive compensation if not applied to other highly compensated employees; or
- Relocation of the Executive Officer's principal workplace more than 50 miles from the existing location.

In addition to the change in control severance agreements, the Company's Long-Term Incentive Plan and its nonqualified pension and deferred compensation plans provide change in control protections for all participants. Specifically, upon a change in control (as defined by the applicable plan):

- All outstanding stock options become exercisable and remain exercisable for their full term on the earlier of the change in control or six months after the grant date.
- Restrictions lapse on all restricted stock.
- All forms of deferred stock units, except unearned performance shares and related dividend equivalents, will fully vest and be paid immediately. A pro-rata portion of unearned performance shares and related dividend equivalents will be paid out in shares at the target performance level.
- Accrued benefits under the nonqualified pension and deferred compensation plans (described on pages 60-62) are paid out.

The Committee, in its discretion, may pay out the value of stock options, restricted stock, and deferred stock units in cash.

Finally, the Company has established grantor trusts, the terms of which call for the trusts to be funded upon a change in control to pay benefits to employees under unfunded nonqualified retirement plans. The trusts are secured by an agreement to contribute Company stock.

[32] This provision has been eliminated for change in control agreements entered into after 2010.

Estimated Payments Upon Change in Control On September 30, 2013

The table below shows additional amounts that would be payable under the change in control severance agreements if the Executive Officer were terminated following a change in control.

Officer	Severance	Pro-rata Bonus	Matching Contribution Payment	Pension Payment(1)	Outplacement	Benefits(2)	Tax Gross-Up
J. E. McGlade	$8,280,000	$1,560,000	$108,000	$2,337,476	$50,000	$ 7,891	$ 0
M. S. Crocco	$1,401,750	$ 255,875	$ 22,805	$ 957,193	$50,000	$31,111	$ 0
S. J. Jones	$2,012,500	$ 431,250	$ 46,001	$1,429,098	$50,000	$31,329	$1,670,960
J. D. Stanley	$1,836,000	$ 378,000	$ 31,108	$1,026,988	$50,000	$31,329	$1,562,118
J. W. Marsland	$1,820,000	$ 390,000	$ 40,523	$ 243,336	$50,000	$31,329	$ 0

(1) Includes payment in lieu of Company nonmatching contributions and credits under the RSP and Deferred Compensation Plan for Mr. Jones and Mr. Marsland.

(2) Includes continuation of dental, disability, and life insurance benefits. Also includes continuation of medical benefits for Mr. Crocco, Mr. Jones, Mr. Stanley, and Mr. Marsland. On September 30, 2013, Mr. McGlade was currently eligible for retiree medical benefits upon any termination of employment on the same basis as other retirement eligible salaried employees; so there would be no incremental benefit to him.

The table below shows the estimated value of long-term incentive awards that would have automatically vested upon a change in control occurring on September 30, 2013, whether or not the Executive Officer was terminated. These acceleration provisions apply to all Long-Term Incentive Plan participants. In the case of Mr. McGlade, who was retirement eligible on September 30, 2013, most of these amounts would be vested on voluntary termination, but payment, lapse of restrictions, or exercisability would be accelerated upon a change in control. For Mr. Crocco, Mr. Jones, Mr. Stanley, or Mr. Marsland most of the amounts shown would become vested or payable if his active employment continued until his retirement eligibility without a change in control, but payment, lapse of restrictions, or exercisability would be accelerated upon a change in control.

Officer	Unvested Stock Options(1)	Restricted Stock	Unearned Performance Shares	Other Deferred Stock Units
J. E. McGlade	$7,639,274	$9,608,138	$2,066,086	$1,235,877
M. S. Crocco	$ 461,571	$ 352,214	$ 111,928	$ 0
S. J. Jones	$1,146,571	$1,058,027	$ 312,611	$ 747,428
J. D. Stanley	$1,000,628	$ 964,139	$ 265,108	$1,091,796
J. W. Marsland	$ 976,856	$ 697,181	$ 262,339	$ 444,017

(1) Options are shown at their intrinsic value based upon the September 30, 2013 closing price of $106.57.

INFORMATION ABOUT STOCK OWNERSHIP

Persons Owning More than 5% of Air Products Stock as of September 30, 2013

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership	Percent of Class
Pershing Square Capital Management, L.P.[1] 888 Seventh Avenue 42nd Floor New York, NY 10019	20,545,284	9.4%
State Farm Mutual Automobile Insurance Company ("State Farm")[2] One State Farm Plaza Bloomington, IL 61710	15,490,882	7.1%

(1) Based on information set forth in Amendment No.1 to Schedule 13D filed jointly with the SEC on September 26, 2013 by Pershing Square Capital Management L.P.; PS Management GP, LLC; Pershing Square GP, LLC; PS V GP LLC; and William A. Ackman (together, "Pershing Square") reporting the beneficial ownership of shared power to vote or direct the vote and to dispose or direct the disposition of 20,545,284 shares of Company common stock.

(2) In the aggregate, State Farm has sole voting power over 15,393,100 shares, shared voting power over 97,782 shares, sole power to direct disposition of 15,393,100 shares, and shared power to direct disposition of 97,782 shares.

Air Products Stock Beneficially Owned by Officers and Directors

The table below shows the number of shares of common stock beneficially owned as of November 1, 2013 by each member of the Board and each Named Executive Officer, as well as the number of shares owned by the directors and all Executive Officers as a group. None of the directors or Executive Officers own one percent or more of the Company's common stock.

Name of Beneficial Owner	Common Stock [1][2][3]	Stock Options [4]	Currently Distributable Deferred Stock Units [5]	Total [6]
M. L. Baeza	2,000	0	12,658	14,658
S. K. Carter	0	0	0	0 [6]
M. S. Crocco	16,278	44,179	0	60,457
W. L. Davis, III	1,000	0	14,792	15,792
C. C. Deaton	0	0	5,377	5,377
M. J. Donahue	2,000	2,000	0	4,000
U. O. Fairbairn	1,135	0	13,823	14,958
W. D. Ford	0	0	28,014	28,014
S. Ghasemi	15,000	0	456	15,456
E. Henkes	0	0	0	0 [6]
D. H. Y. Ho	0	0	2,035	2,035
S. J. Jones	23,473	107,222	0	130,695
J. E. McGlade	242,749	1,024,474	0	1,267,223
M. G. McGlynn	0	0	24,876	24,876
E. L. Monser	0	0	456	456
M. H. Paull	0	0	0	0 [6]
L. S. Smith	11,450	2,000	0	13,450
J. D. Stanley	10,016	78,247	0	88,263
Directors and Executive Officers as a group (21 persons) [7]	338,486	1,360,713	102,487	1,801,686

(1) Certain Executive Officers hold restricted shares which we include in this column. The Executive Officer may vote the restricted shares, but may not sell or transfer them until the restrictions expire. The individuals in the table hold the following number of restricted shares:

Name	Shares
M. S. Crocco	3,305
S. J. Jones	9,928
J. E. McGlade	90,158
J. D. Stanley	9,047
All Executive Officers	117,777

(2) Includes share units held by Executive Officers in the Company's qualified 401(k) plan. Participants have voting rights with respect to such units and can generally redirect their plan investments.

(3) Shares reported include the following shares owned jointly by the indicated officer and his spouse: Mr. Jones, 2,073 shares. Shares reported also include shares held by, or for the benefit of, members of the immediate families or other relatives of certain of the indicated officers and directors: Mr. Jones, 123 shares; Mr. McGlade, 80,487 shares and Mr. Smith, 1,600 shares. The indicated officers and directors disclaim ownership of such shares.

(4) The directors and officers have the right to acquire this number of shares within 60 days by exercising outstanding options granted under the Company's Long-Term Incentive Plan.

(5) Directors' deferred stock units shown in the table are distributable within 60 days upon a director's retirement or resignation, based upon the director's payout elections. Deferred stock units held by directors who have elected to defer payout for longer periods are described in note (6). Deferred stock units entitle the holder to receive one share of Company stock and accrued dividend equivalents. Deferred stock units accrue dividend equivalents, but do not have voting rights.

(6) Executive Officers and directors also own the deferred stock units reflected in the table below which are not distributable within 60 days and which have been awarded, earned out, or purchased. Deferred stock units confer an economic interest substantially similar to a share of stock. Directors' deferred stock units shown below are not included in the table on the preceding page solely because the directors have elected to defer payout of those units beyond their retirement or resignation. Certain deferred stock units held by Executive Officers are subject to forfeiture if employment ends before death, disability, or retirement, or for engaging in specified activities such as competing with the Company.

Name of Beneficial Owner	Deferred Stock Units
S. K. Carter	3,930
M. S. Crocco	583
M. J. Donahue	25,722
E. Henkes	12,928
S. J. Jones	9,060
J. E. McGlade	41,420
M. H. Paull	456
L. S. Smith	23,470
J. D. Stanley	11,770

(7) Not counting their deferred stock units which are not distributable within 60 days, directors, nominees, and Executive Officers as a group beneficially own 0.8% of the Company's outstanding shares.

Section 16(a) Beneficial Ownership Reporting Compliance

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and Executive Officers to file reports of holdings and transactions in Company stock and related securities with the SEC and the NYSE. Based on our records and other information, we believe that in 2013 all of our directors and Executive Officers met all applicable Section 16(a) filing requirements with the exception of a Form 4 for Mr. Painter's 2010 performance share payout, which was filed late due to administrative oversight.

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EXHIBIT I

ARTICLE TENTH OF CERTIFICATE OF INCORPORATION

TENTH. Section 1. The number of directors which shall constitute the whole Board of Directors of the Corporation shall be the number from time to time fixed by or in the manner provided in the Bylaws of the Corporation, but not less than five nor more than fifteen.

Section 2. Subject to the rights of the holders of any preferred stock, or series thereof, to elect directors:

(a) From the effective date of this Article TENTH filed with the Secretary of State of the State of Delaware until the election of directors at the Corporation's annual meeting of stockholders in 2015, pursuant to Section 141(d) of the Delaware General Corporation Law, the Board of Directors shall continue to be divided into three classes of directors, Class I, Class II, and Class III, with the directors in Class I having a term expiring at the Corporation's annual meeting of stockholders in 2017, the directors in Class II having a term expiring at the Corporation's annual meeting of stockholders in 2015 and the directors in Class III having a term expiring at the Corporation's annual meeting of stockholders in 2016, and directors in each class may be removed only for cause in accordance with Section 141(k)(1) of the Delaware General Corporation Law.

(b) Commencing with the election of directors at the Corporation's annual meeting of stockholders in 2015, pursuant to Section 141(d) of the Delaware General Corporation Law, the Board of Directors shall be divided into two classes of directors, Class I and Class II, with the directors in Class I having a term that expires at the Corporation's annual meeting of stockholders in 2017 and the directors in Class II having a term that expires at the Corporation's annual meeting of stockholders in 2016, and directors in each class may be removed only for cause in accordance with Section 141(k)(1) of the Delaware General Corporation Law. The directors who, immediately prior to the Corporation's annual meeting of stockholders in 2015 were members of Class II (and whose terms expire at the Corporation's annual meeting of stockholders in 2015) or their successors shall be elected at such annual meeting to Class II; the directors who, immediately prior to the Corporation's annual meeting of stockholders in 2015, were members of Class III and whose terms were scheduled to expire at the Corporation's annual meeting of stockholders in 2016 shall be members of Class II; and the directors who, immediately prior to the Corporation's annual meeting of stockholders in 2015, were members of Class I and whose terms expire at the Corporation's annual meeting of stockholders in 2017 shall be members of Class I.

(c) Commencing with the election of directors at the Corporation's annual meeting of stockholders in 2016, pursuant to Section 141(d) of the Delaware General Corporation Law, there shall be a single class of directors, Class I, with all directors of such class having a term that expires at the Corporation's annual meeting of stockholders in 2017, and directors in this class may be removed only for cause in accordance with Section 141(k)(1) of the Delaware General Corporation Law. The directors who, immediately prior to the Corporation's annual meeting of stockholders in 2016, were members of Class II (and whose terms expire at the Corporation's annual meeting of stockholders in 2016) or their successors shall be elected at such meeting to Class I for a term that expires at the Corporation's annual meeting of stockholders in 2017, and the directors who, immediately prior to the Corporation's annual meeting of stockholders in 2016, were members of Class I and whose terms expire at the Corporation's annual meeting of stockholders in 2017 shall be members of Class I.

(d) From and after the election of directors at the Corporation's annual meeting of stockholders in 2017, the Board of Directors shall cease to be classified as provided in Section 141(d) of the Delaware General Corporation Law, and the directors elected at the Corporation's annual meeting of stockholders in 2017 (and each annual meeting of stockholders thereafter) shall be elected for a term expiring at the next annual meeting of stockholders and, from and after the Corporation's annual meeting of stockholders in 2017, may be removed by the stockholders of the Corporation with or without cause. Prior to the Corporation's annual meeting of stockholders in 2017, and in accordance with Section 141(k)(1) of the Delaware General Corporation Law, the Corporation's Board of Directors shall be classified as provided in subsection (d) of Section 141 of the Delaware General Corporation Law and directors may be removed by the stockholders of the Corporation only for cause. Each director elected at any annual meeting of stockholders shall hold office until such director's successor shall have been duly elected and qualified.

Section 3. Any vacancy or newly created directorship on the Board of Directors, whether arising through death, resignation, retirement or removal of a director or through an increase in the number of directors, shall be filled only by a majority vote of all of the remaining directors, even though less than a quorum, or by a sole remaining director.

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APPENDIX A
RECONCILIATION TO GAAP

	Sales	Operating Income	Operating Margin	Income From Cont. Ops.	EPS Cont. Ops.	ROCE	Cost of Capital	ROCE Spread
FY10 Reported	9,026.0	1,389.0	15.4%	1,029.1	$ 4.74			
FY10 Acquisition — related costs		96.0		60.1	$ 0.28			
FY10 Non-GAAP	9,026.0	1,485.0	16.5%	1,089.2	$ 5.02			
FY11 Reported	10,082.0	1,622.2	16.1%	1,215.3	$ 5.59	13.0%	8.5%	4.5%
FY11 Acquisition — related costs		48.5		31.6	$ 0.14			
FY11 Non-GAAP	10,082.0	1,670.7	16.6%	1,246.9	$ 5.73	13.3%	8.5%	**4.8%**
GAAP Growth — FY11		16.8%	0.7%		17.9%			
Non-GAAP EPS Growth — FY11		12.5%	0.1%		**14.1%**			
FY11 Reported restated[1]	9,673.7	1,508.1	15.6%	1,134.3	$ 5.22			
Non-GAAP FY11 restated[1]	9,673.7	1,556.6	16.1%	1,165.9	$ 5.36			
FY12 Reported	9,611.7	1,282.4	13.3%	999.2	$ 4.66	10.2%	8.0%	2.2%
Spanish tax settlement				43.8	$ 0.20			
Spanish tax ruling				(58.3)	($ 0.27)			
Cost reduction plan charge		86.8		60.6	$ 0.28			
Gain on previously held equity interest		(85.9)		(54.6)	($ 0.25)			
Polyurethane Intermediates business actions		54.6		34.8	$ 0.16			
Photovoltaic market actions		186.0		127.0	$ 0.59			
FY12 Non-GAAP	9,611.7	1,523.9	15.9%	1,152.5	$ 5.37	11.5%	8.0%	**3.5%**
GAAP Growth — FY12		(15.0%)	(2.3%)		(10.7%)			
Non-GAAP Growth — FY12		**(2.1%)**	**(0.2%)**		**0.2%**			
FY13 Reported	10,180.4	1,324.4	13.0%	1,004.2	$ 4.73	8.9%	8.0%	0.9%
Q413 Business restructuring		231.6		157.9	$ 0.74			
Q413 Advisory costs		10.1		6.4	$ 0.03			
FY13 Non-GAAP	10,180.4	1,566.1	15.4%	1,168.5	$ 5.50	11.0%[2]	8.0%	3.0%
GAAP Growth — FY13		3.3%	(0.3%)		1.5%			
Non-GAAP EPS Growth — FY13		**2.8%**	**(0.5%)**		**2.4%**			
GAAP 3 Year Average					2.9%			2.5%
Non-GAAP 3 Year Average					**5.6%**			**3.8%**

(1) Restated FY11 starting point to reflect the Company's Homecare business being moved to Discontinued Operations.

(2) Excludes a negative 90 basis point impact of the Company's acquisition of a controlling interest in Indura S.A.

APPENDIX B

PERFORMANCE ALIGNMENT REPORT

During fiscal year 2013, the Committee engaged Farient to conduct a pay for performance analysis which assessed the alignment of the Company's Executive Officer compensation program outcomes and performance results. Farient developed the Performance Alignment Report that measures: (1) the sensitivity of Performance-Adjusted Compensation[1] (PAC) to TSR performance; and (2) the reasonableness of Performance-Adjusted Compensation for the Company's revenue size, Peer Reference Group[2], and TSR performance.[3] This chart illustrates the sensitivity of the Company's CEO pay to performance between 2003 and 2013.

- The Alignment Zone, marked by the thick gray lines, indicates the reasonable range of pay outcomes for the performance delivered based on the Company's size and the historical pay-for-performance experience of the Peer Reference Group.
- The left to right upward slope of the Company's pay to performance line indicates that the Company's CEO pay increases with TSR and vice versa.
- The solid positioning of the Company's pay to performance line within the Alignment Zone reflects the reasonableness of the program relative to the Peer Reference Group.



Farient concluded the Company's compensation outcomes were reasonable relative to its peers and the performance delivered and sensitive to performance over time.

---

1 Performance-Adjusted Compensation is a trademark of Farient developed to measure actual compensation outcomes after performance rather than target compensation before performance. See Ferracone, R. A. (2010). Fair Pay, Fair Play, San Francisco. Jossey-Bass, pages 41-44 for an explanation of their methodology.

2 See "Benchmarking" on page 44 for more information about the Peer Reference Group.

3 Farient compared Performance-Adjusted CEO Compensation (covering salary, short-term incentives, and long-term incentives) for the Company over rolling three-year periods to TSR for the same rolling three-year periods, and tested the results against similar variables for the Company's Peer Reference Group. The pay lines represent a regression line based on data points showing historical Performance-Adjusted CEO Compensation of the Company and the Peer Reference Group. Each data point reflects Performance-Adjusted Compensation for a three year period (ending in the year noted on the chart for the Company) and TSR for the same period. The points are inflation- and size-adjusted.

APPENDIX C

MARKET REFERENCE GROUP

Amway
Apache Corporation
Arrow Electronics, Inc.
Avery Dennison Corporation
Avon Products, Inc.
Baker Hughes, Inc.
Cameron International
Campbell Soup Company
Celanese
Celestica
Colgate-Palmolive Company
ConAgra Foods, Inc.
Corning, Inc.
Cummins, Inc.
DCP Midstream, LLC
Dean Foods Company
Devon Energy
Dole Food Company, Inc.
Domtar Corporation
Dover Corporation
Dr. Pepper Snapple Group
Ecolab
EOG Resources, Inc.
Estee Lauder Companies, Inc.
Federal-Mogul Corporation
Freeport McMoRan Copper and Gold, Inc.
General Mills, Inc.
Goodrich Corporation
H. J. Heinz Company
Halliburton Company
Holly Corporation
Hormel Foods Corporation
Jabil Circuit, Inc.
Kellogg Company
Keystone Foods, LLC
Kimberly Clark
Kinder Morgan, Inc.
Land O'Lakes, Inc.
Lorillard Inc.
Mattel, Inc.
MeadWestvaco Corporation
MillerCoors LLC
Navistar, Inc.
ONEOK, Inc.
Owens Corning
Owens-Illinois, Inc.
PACCAR
Parker Hannifin Corporation
Peabody Energy Corporation
Pitney Bowes, Inc.
Reynolds American, Inc.
Sara Lee Corp.
SC Johnson
Stryker Corporation
TE Connectivity
Textron Inc.
The Hershey Company
The Sherwin-Williams Company
The Williams Companies, Inc.
Transocean, Inc.
United States Steel Corporation
VF Corporation
Visteon Corporation
Western Digital
Whirlpool Corporation

PEER REFERENCE GROUP

3M Co.
Cooper Industries Ltd.
Danaher Corp.
Dover Corp.
Du Pont (E. I.) De Nemours
Eastman Chemical Co.
Eaton Corporation
Ecolab Inc.
Illinois Tool Works
Parker-Hannifin Corp.
PPG Industries Inc.
Praxair, Inc.
Rockwell Automation Inc.
SPX Corporation

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Driving Directions to Air Products and Chemicals, Inc. Corporate Headquarters

Air Products and Chemicals, Inc.
7201 Hamilton Boulevard
Allentown, PA 18195-1501
610-481-4911

From Pennsylvania Turnpike (US 476)

- Take Lehigh Valley Exit 56 (formerly exit 33) from Turnpike to Route 22 West, Harrisburg.
- Follow Route 22 West to Trexlertown Exit (Exit 49A off Route 22 and I-78) onto Route 100 South.
- Proceed on Route 100 South for 3 miles; continue straight, and at this point Route 100 becomes Trexlertown Road.
- Proceed one more mile to the traffic light at Trexlertown Road and Hamilton Boulevard.
- Turn left onto Hamilton Boulevard. Go under the RR bridge and proceed to the second traffic light.
- Turn left at the "Visitor Entrance" sign (Gate 2) into the Air Products complex.

From Route 22

- Take Exit 49A from Route 22 and I-78 onto Route 100 South.
- Proceed on Route 100 South for 3 miles; continue straight, and at this point Route 100 becomes Trexlertown Road.
- Proceed one more mile to a traffic light at Trexlertown Road and Hamilton Boulevard.
- Turn left onto Hamilton Boulevard. Go under the RR bridge and proceed to the second traffic light.
- Turn left at the "Visitor Entrance" sign (Gate 2) into the Air Products complex.

From Route 309 North and I-78 West

- Take Exit 54A to Route 222 South.
- Follow 222 South to the traffic light at Mill Creek Road.
- Turn left on Millcreek Road Proceed to Hamilton Boulevard.
- Proceed south on Hamilton Boulevard.
- Corporate Office is located on right side of highway. Turn right at the "Visitor Entrance" sign (Gate 2) into the Air Products complex.

From Route 309 South and I-78 East

- Take Exit 54. At the bottom of the ramp, turn right onto Route 222 South.
- Follow 222 South to the traffic light at Mill Creek Road.
- Turn left on Millcreek Road Proceed to Hamilton Boulevard.
- Proceed south on Hamilton Boulevard.
- Corporate Office is located on right side of highway. Turn right at the "Visitor Entrance" sign (Gate 2) into the Air Products complex.

